As filed with the Securities and Exchange Commission on September 11, 2000
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                   FORM 20-F

            [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED

                                       OR

            [ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                TO

                     COMMISSION FILE NUMBER:

                                    VIVENDI
             (Exact name of Registrant as specified in its charter)

              N/A                   42, avenue de Friedland           Republic of France
 (Translation of Registrant's        75380 Paris Cedex 08       (Jurisdiction of incorporation
      name into English)                    France                     or organization)
                                (Address of principal executive
                                           offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                   NAME OF EACH EXCHANGE
                    TITLE OF EACH CLASS:                           ON WHICH REGISTERED:
                    --------------------                           ---------------------
   Shares, nominal value E 5.50 per share, represented by       The New York Stock Exchange
    American Depositary Shares (as evidenced by American
    Depositary Receipts), each American Depositary Share
             representing one-fifth of a share*

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

American Depositary Shares..................................   24,328,220
Shares, nominal value E 5.50 per share......................  595,648,168

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [ ]     No [X]

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 [ ]     Item 18 [X]

* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
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

                           EXCHANGE RATE INFORMATION

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. The following 11 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at E 1.00 = FF 6.55957, and we have translated French francs into euros at that rate. For your convenience, this offering memorandum contains translations of certain French franc and euro amounts into U.S. dollars. Unless otherwise indicated, we have translated dollar amounts from euros at the rate of E 1.00 = $.995, the noon buying rate in New York City for cable transfers in euros as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 1999, which is the equivalent of FF 6.59253 to $1.00. This does not mean that we actually converted these amounts into U.S. dollars. The noon buying rate in New York City for cable transfers in euros as announced by the Federal Reserve Bank of New York for customs purposes on September 6, 2000, was E 1.00 = $0.8702.

     Share capital in our company is represented by ordinary shares with a nominal value of E 5.50 per share (hereinafter generally referred to as "our shares"). Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

     The following table shows the French franc/U.S. dollar exchange rate for 1995 through 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for 1999 and 2000 based on the noon buying rate expressed in dollars per euro. For information regarding the effect of currency fluctuations on our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," page 76.

                                                          PERIOD    AVERAGE
YEAR                                                       END      RATE(1)    HIGH    LOW
----                                                      ------    -------    ----    ----
Euro/U.S. dollar 2000 through August 31.................   1.13      1.05      1.13    0.97
Euro/U.S. dollar 1999...................................   0.99      0.93      1.00    0.85
French franc/U.S. dollar
  1998..................................................   5.59      5.90      6.21    5.38
  1997..................................................   6.02      5.85      6.35    5.19
  1996..................................................   5.19      5.12      5.29    4.90
  1995..................................................   4.30      4.96      5.39    4.78

-------------------------

(1) The average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the relevant period.

                           FORWARD-LOOKING STATEMENTS

     We make some forward-looking statements in this Registration Statement. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this Registration Statement, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Registration Statement. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this Registration Statement or to reflect the occurrence of unanticipated events. We urge you to review and consider the various disclosures we make concerning the factors that may affect our business carefully, including the disclosures made in "Our Business as a Whole -- Risk Factors," page 54, "Management's Discussion and Analysis of Financial Condition and Results of Operations," page 76, and "Quantitative and Qualitative Disclosures About Market Risk," page 108. Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Description of Business.............    5
Description of Property.............   58
Legal Proceedings...................   59
Control of Registrant...............   61
Nature of Trading Market............   62
Exchange Controls and Other
  Limitations Affecting Security
  Holders...........................   66
Taxation............................   67
Vivendi Selected Consolidated
  Financial Data....................   72
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   76
Quantitative and Qualitative
  Disclosures About Market Risk.....  108

                                      PAGE
                                      ----
Directors and Officers of
  Registrant........................  110
Compensation of Directors and
  Officers..........................  112
Options to Purchase Securities from
  Registrant or Subsidiaries........  113
Interest of Management in Certain
  Transactions......................  115
Description of Securities to Be
  Registered........................  116
Defaults Upon Senior Securities.....  125
Changes in Securities and Changes in
  Security for Registered
  Securities........................  126
Financial Statements................  128

                                     PART I

ITEM 1:  DESCRIPTION OF BUSINESS

                                    GENERAL

     We are one of Europe's largest companies with revenue in 1999 of E 41.6 billion. Our businesses are focused primarily on two core areas: communications (1999 revenue of E 8.6 billion) and environmental management services (1999 revenue of E 22.4 billion). We operate a number of leading and increasingly integrated businesses within these core areas:

CORE AREAS/SEGMENTS:                                         KEY SUBSIDIARIES/BRANDS:
--------------------                                         ------------------------
COMMUNICATIONS
  Telecommunications.......................................  Cegetel
  Multimedia and Publishing................................  Havas
  Audiovisual and Pay Television...........................  CANAL+
  Internet.................................................  Vivendi Net
ENVIRONMENT
  Water....................................................  Vivendi Water
  Waste Management.........................................  Onyx
  Transportation...........................................  Connex
  Energy...................................................  Dalkia

     We are a leading European provider of communications services, and are integrating our diverse array of telecommunications, Internet and media assets to take advantage of the growing convergence of communications access and content. Through our environmental management services businesses, we are leaders in the development of new environmental management services that allow us to take advantage of our unsurpassed geographic reach and multi-service expertise and experience. As part of our strategy of focusing on these core areas, we are in the process of divesting substantial non-core real estate and construction businesses held through our subsidiary Vivendi Valorisation and our investment in Vinci (we use the term "subsidiary" to refer to companies over which we have effective control, and the term "investment" to refer to companies in which we have an economic interest but do not control). We view our real estate and construction businesses as non-core activities that do not play an important role in our corporate strategy. We also intend to divest our interest in Sithe Energies, Inc., a U.S. independent power generation company.

     Below we show for the last three fiscal years the respective percentage contribution of our businesses by geographical market to our consolidated revenue, after the elimination of inter-segment transactions. The percentage in each case is based on the location of the subsidiary generating the revenue.

                            COMMUNICATIONS             ENVIRONMENT                  OTHER*                 CONSOLIDATED
                         ---------------------   ------------------------   ----------------------   ------------------------
                         1997    1998    1999     1997     1998     1999    1997    1998     1999     1997     1998     1999
                         -----   -----   -----   ------   ------   ------   -----   -----   ------   ------   ------   ------
REVENUE
Europe.................  100.0%   96.9%   90.5%    84.2%    88.0%    74.4%   94.7%   95.4%    94.9%    89.2%    89.2%    83.1%
  France...............   98.6%   85.9%   79.7%    62.6%    58.7%    44.4%   70.2%   70.9%    65.8%    67.8%    67.8%    57.1%
Americas...............     --     1.8%    7.1%    12.9%     8.4%    21.7%     .2%     --      1.0%     7.3%     7.3%    13.4%
Rest of the world......     --     1.3%    1.4%     2.9%     3.6%     3.9%    5.1%    4.6%     4.1%     3.5%     3.5%     3.5%
                         =====   =====   =====   ======   ======   ======   =====   =====   ======   ======   ======   ======
Total (E million)......  1,666   5,952   8,573   14,326   16,047   22,428   9,485   9,738   10,622   25,477   31,737   41,623

-------------------------

* The "Other" category consists of our non-core construction and real estate businesses. See "Description of Business -- Other Businesses," page 49.

     Below we show for our most recent fiscal year the respective percentage contribution by geographic area to our consolidated earnings before income, taxes and exceptional items ("operating income"), after the elimination of inter-segment transactions. The percentage is based on the location of the subsidiary generating the operating income.

                                        COMMUNICATIONS    ENVIRONMENT    OTHER    CONSOLIDATED
                                        --------------    -----------    -----    ------------
1999 OPERATING INCOME
Europe................................       90.5%             71.6%      N/A          76.3%
  France..............................       85.2%             37.9%      N/A          46.5%
Americas..............................        9.5%             26.2%      N/A          21.5%
Rest of the world.....................         --               2.2%      N/A           2.2%
                                            =====           =======       ===       =======
Total (E million).....................      551.6           1,654.2      74.7       2,280.5

OVERALL STRATEGY

     Our overall goal is to take advantage of the strong internal and external growth opportunities available in the areas of our core operations -- communications and environmental services. We intend to capitalize on our strengths in communications by providing high value-added content and services through a variety of access media: Internet, PC, television, mobile telephony, and print. In environmental services, we plan to expand each of our business segments -- waste, water, energy services and transportation -- through internal growth and acquisitions of existing operations, and to coordinate the operations of those businesses to meet what we believe to be a growing demand for customized, comprehensive, packages of environmental management services on a worldwide basis.

HISTORICAL BACKGROUND

     Our company is a societe anonyme (i.e., a limited liability company) organized under the laws of France. Originally named Compagnie Generale des Eaux, we were founded in 1853. We initially supplied water to Paris and other major European cities. From early on, however, we saw the advantages of expanding our business into other fields, entering the water treatment industry in 1884 and forming a water-related engineering company in 1918.

     Our diversification into the telecommunications and media industries began in 1983, when we created our subsidiary CANAL+, the first encrypted pay-television channel in Europe, with the Havas media group. In 1987, to capitalize upon our growing expertise in operating communications networks, we created Societe Francaise de Radiotelephonie ("SFR"), a subsidiary that provides mobile telephone services in France. Pursuing the same strategy, we founded our subsidiary Cegetel, now France's second-largest telecommunications operator, in 1996 with several partners. We currently have a 44% direct and indirect interest in Cegetel (and appoint five of its nine directors), and a 35.2% indirect interest in SFR (and appoint seven of its ten directors). Through a 1998 merger with Havas, we obtained a substantial position in general publishing and multimedia and became the leading educational publisher in Europe. Havas is now a wholly-owned subsidiary that conducts our publishing and multimedia operations. To further expand our content business, we acquired an additional 15% interest in CANAL+ from Richemont in September 1999, an acquisition that gave us control of CANAL+. We now hold a 49% interest in CANAL+ and appoint six of its 13 directors. In addition, three directors, who are also executive officers, serve at our discretion. In June 1999, we acquired a 24.4% stake in British Sky Broadcasting Group ("BSkyB"), the leading pay-television company in the United Kingdom and Ireland. We have the right to appoint one of the 14 members of BSkyB's board of directors.

     We agreed to create Vivendi Net in May 2000 as part of our ongoing effort to expand and integrate our portfolio of communications and media assets. Vivendi Net will be a 50/50 joint venture between us and CANAL+ and will combine most of the Internet operations of CANAL+ and Havas as well as our venture capital and start-up company incubation activities. Our direct and indirect interest in Vivendi Net will initially be 74.4%; our interest will increase to 100% as a result of the Seagram transaction. See "-- Recent Developments," page
8. We intend Vivendi Net to be the vehicle through which we will hold our interest in the 50/50 joint venture we recently entered into with Vodafone that operates Vizzavi, a multi-access Internet portal providing seamless, high value-added communications and content services to customers through a variety of communications devices.

     We have consistently broadened our expertise in environmental services as well. We entered the household waste incineration industry in 1967, and in 1980, we acquired Compagnie Generale d'Entreprises Automobiles, a company experienced in transportation and waste management services (its waste management business now operates under the "Onyx" brand, and its transportation business is a separate subsidiary called Connex). In 1981, we further expanded our environmental portfolio by acquiring Compagnie Generale de Chauffe (later renamed Dalkia), one of France's leading energy services companies. In 1998, in order to expand our international reach, we purchased a 49% interest in a holding company that owns 56.5% of Fomento de Construcciones y Contratas ("FCC"), a Spanish company involved primarily in urban sanitation, construction and cement production. We also acquired the right to exercise half of the holding company's power to appoint members to FCC's board of directors executive committee members. We appointed seven of FCC's 15 current directors and half of its executive committee members. FCC purchased our Spanish waste and waste management operations in the same transaction. In 1999, in order to increase our presence in North America, apply our environmental expertise to the market for retail water products and develop our industrial outsourcing business, we acquired United States Filter Corporation, the leading U.S. water equipment firm. We further expanded our North American operations through our acquisition of Superior Services, the fourth largest solid waste treatment company in the United States.

     Since 1995, we have implemented a long-term strategy of focusing on two areas of operations: communications and environmental services. Pursuant to that strategy, we have made numerous disposals of non-core assets, primarily in the real estate and construction sectors. In 1997, for example, we sold E 640 million of real estate assets; we sold an additional E 1.2 billion worth of real estate in 1999. In July 2000, we sold Nexity, our wholly-owned real estate subsidiary, and we plan to sell our remaining real estate assets as opportunities arise. We sold 34% of our 50.9% interest in Vinci, Europe's leading construction company, in February 2000. We appointed four of Vinci's 18 directors. Disposals in other sectors include our sale of 24.6% of Electrafina, a holding company with investments in Suez Lyonnaise des Eaux, Audiofina and a number of international oil operations, in June 1998, and a variety of Havas' advertising, travel and other operations. We have also announced our intention to sell our interest in Sithe, and a process designed to lead to a sale is currently underway.

     In May 1998, our shareholders approved our name change to "Vivendi" to reflect the expansion of our core businesses in communications and environmental management services as well as the increasingly international scope of our business. At that time we renamed our major water subsidiary Compagnie Generale des Eaux. In 1999 we contributed or sold our direct and indirect interests in Compagnie Generale des Eaux, Connex, Onyx, FCC, Dalkia and United States Filter Corporation to Vivendi Environnement. These transactions, along with the consolidation of all our water businesses into Vivendi Water, were designed to focus each of our environmental operations on the goal of maintaining our position as the world's leading provider of environmental management services. In July 2000 we issued approximately 37% of the share capital of Vivendi Environnement in a public offering in Europe and a private placement in the United States. Through Vivendi Environnement, each of the above-mentioned companies, with the exception of FCC, was a wholly-owned, indirect subsidiary of ours prior to the public offering and private placement.

     RECENT DEVELOPMENTS

     On June 20, 2000, we announced that we had entered into a merger agreement and a number of related agreements with The Seagram Company Ltd. and CANAL+. Pursuant to the agreements, subject to certain conditions, (i) we will merge with and into Sofiee, our wholly-owned subsidiary, (ii) CANAL+ will contribute its international operations, as well as some of its French pay-TV operations to an affiliated entity, but will retain its pay-TV programming and broadcasting activities that are subject to a French law that forbids any person or entity from owning more than 49% of a company holding a television broadcast license (the "French regulated businesses"), (iii) the entity that receives the operations contributed by CANAL+ will merge with and into Sofiee, and (iv) Sofiee shall acquire the outstanding capital stock of Seagram pursuant to a plan of arrangement under Canadian law ((i)-(iv) collectively, "the transactions"). We expect the Seagram transactions to be completed during the fourth quarter of 2000. We intend to rename Sofiee "Vivendi Universal."

     VIVENDI UNIVERSAL'S EXPECTED OPERATIONS

     By combining the content and distribution assets of Vivendi, CANAL+ and Seagram, Vivendi Universal will have global reach, linking a leading European wireless and wired footprint with worldwide reach and an enormous array of top-quality content. The businesses that Vivendi Universal will operate include the following:

     Universal Music Group is the world's largest recorded music company with a leading position in every major market, including North America, South America, Europe and Asia, and in every major music genre, including hip hop, R&B, rock, country, jazz and classical. Universal Music & Video Distribution is the top distributor of albums in the United States. Universal Music's publishing unit owns copyrights to some 750,000 songs, and has a roster of musical artists that includes Shania Twain, Andrea Bocelli, Dr. Dre, Sheryl Crow, Sting, Enrique Iglesias, Jay-Z, Sisqo, Eiffel 65, DMX, George Strait, Blink 182 and U2. Vivendi Universal will operate the world's leading music distribution network, Europe's largest mail order music/video club, and several fast-growing Internet operations.

     In filmed entertainment, the combination of Universal Pictures and CANAL+ will create a library of some 9,000 films, one of the largest in the world. Recent films produced or co-produced by Universal include The Mummy, American Pie, Gladiator, Erin Brockovich, The Green Mile and U-571. Universal holds the U.S. and Canadian distribution rights to Erin Brockovich, U-571 and American Pie and holds certain distribution rights to U-571 and American Pie in additional countries.

Universal also holds worldwide distribution rights to The Mummy, worldwide distribution rights to Gladiator outside the United States, Canada and Korea and distribution rights to The Green Mile in several countries. The co-producers of the films or third parties hold the remaining distribution rights.

     Universal and CANAL+'s rights in the films in their respective libraries vary from full ownership with worldwide distribution rights to distribution rights in specific territories for fixed terms. Universal owns and has worldwide distribution rights for most of the more than 2,400 films in its library other than those acquired as part of the acquisition of PolyGram N.V. in 1998. For several of its recent releases, Universal has shared distribution rights with other studios with which it has co-produced the films or with third parties. Universal's rights in the more than 2,000 films in the PolyGram library include negotiated distribution rights for limited territories for some films and full ownership and distribution rights for other films. CANAL+ has co-production rights in the majority of the more than 5,500 films in its library. Under these co-production arrangements, CANAL+, through its subsidiary StudioCanal, is the owner or co-owner of the titles and has distribution rights for territories and durations that vary from film to film. For more than 2,000 of the other films in its library, CANAL+ has acquired distribution rights and rights to receive revenue for a fixed term in specified territories in exchange for a fixed payment to the owner or a guarantee of minimum revenue from a film. In limited cases, CANAL+ has acquired distribution rights and receives a distribution fee but has not made a fixed payment to the owner or guaranteed minimum revenue. In other limited cases, CANAL+ holds a passive equity interest and receives a percentage of revenue but does not have distribution rights.

     Vivendi Universal will also have worldwide distribution capability. Universal, through its subsidiaries, distributes its films in the United States and Canada and distributes its films throughout the rest of the world primarily through United International Pictures, a partnership with Paramount and MGM. CANAL+ owns the only Europe-based motion picture studio with extensive distribution capabilities through subsidiaries and joint ventures.

     In recreation, Universal is one of the world's leading theme park operators. Universal's Recreation Group operates Universal City Hollywood, Universal Orlando and Universal Studios Port Aventura in Barcelona, Spain, among other properties. In April, the company doubled the size of CityWalk at Universal City Hollywood, adding over 30 new entertainment, dining and retail venues. In 1999, it expanded its operations by opening the Islands of Adventure theme park and a City Walk in Orlando, and is on schedule to open a new major theme park in Osaka, Japan in the spring of 2001.

     In television, Vivendi Universal will have a vertically integrated global television sales network and production operation with customers in more than 180 countries. Its library of approximately 27,000 television episodes includes such familiar programming as Magnum, P.I., Law and Order, Columbo and Alfred Hitchcock Presents, as well as the programming of 13eme Rue, the most watched basic channel of CANAL+'s multi-channel digital package offering. Additional Universal assets include Studio Universal, a theme movie channel that operates in key international markets, and a 42% stake in USA Networks, which operates the USA Network, the Sci Fi Channel, the Home Shopping Network, TicketMaster, the Hotel Reservations Network, Gramercy Pictures and October Films. Vivendi Universal will also have broadcasting rights for a number of major sporting events. See "-- Our Business -- Our Communications Business
Segments -- Audiovisual and Pay Television," page 20.

     In publishing, Vivendi Universal will operate Havas, a leading publisher in Europe and the leading developer of PC-based games in the United States (and the second leading game developer in the world). Havas also has strong positions in health, business and local information. See "-- Our Business -- Our Communications Business Segments -- Multimedia and Publishing," page 17.

     By combining this array of popular content with a large international customer and subscriber base that spans a range of access formats, Vivendi Universal will be well-positioned to become a world leader in global media and communications. We believe that its combination of content and access assets will position the company to accelerate the worldwide growth of wired and wireless Internet services by providing proprietary, value-added content, e-services and e-commerce to customers through a variety of access devices. As a result of the merger, we expect that:

     - growth of the Vizzavi customer base will increase due to the addition of Universal's music, film and television assets, which will substantially enhance Vivendi Universal's global, local and personalized content in a wide variety of entertainment and informational formats. In cooperation with Seagram's Universal Music Group, for example, we anticipate that Vizzavi will be able to offer subscribers personalized, interactive music services and innovative pricing models designed to increase consumer satisfaction, facilitate sales and lower costs;

     - Vivendi Universal's access operations will benefit from enhanced opportunities for cross-promotion, bundled service offerings and advertising;

     - Universal's content will benefit from having shared access to Vivendi's large subscriber base; and that

     - Vivendi Universal will be in a position to capitalize upon its distribution capabilities in Europe and its expertise in creating wireless content and services as the growth of wireless services accelerates in North America and around the world.

     Seagram currently operates a spirits and wine business that owns key brands such as Chivas Regal Scotch Whisky, Crown Royal Canadian Whisky, Captain Morgan Rums and Martell Cognacs. We plan to dispose of this business, which will be non-core in Vivendi Universal, as soon as practicable following the closing of the Seagram transactions.

     We do not expect the fact that Vivendi Universal is prohibited from acquiring more than 49% of CANAL+'s French regulated business to have a material effect on Vivendi Universal's operations, in part because Vivendi is currently subject to the same restriction.

     TERMS OF THE TRANSACTIONS

     In the Seagram transactions, holders of Seagram common shares will receive a number of Vivendi Universal ADSs (each representing one share of Vivendi Universal) determined with reference to an exchange ratio set forth in the plan of arrangement. The exchange ratio will be equal to $77.35 divided by the U.S. dollar equivalent of the average of the closing prices on the Paris Bourse of the Vivendi ordinary shares during a measuring period preceding the closing, unless the average is equal to or less than $96.6875 (in which case the exchange ratio will be 0.8000) or the average is equal to or greater than $124.3369 (in which case the exchange ratio will be 0.6221). As of the end of July, 2000, we had approximately 605,741,000 shares outstanding, Seagram had approximately 436,469,000 shares outstanding and CANAL+ had approximately 126,115,000 shares outstanding. In the merger transactions, Sofiee will issue one share for each Vivendi ordinary share, two shares for each CANAL+ ordinary share, and between
0.6221 and 0.8000 shares for each Seagram share. Accordingly, Sofiee will issue an aggregate of approximately 1,129,641,000 to 1,207,330,243 ordinary shares in the merger transactions. In lieu of receiving Vivendi Universal ADSs, Canadian resident holders of Seagram common shares may elect to receive for any of their Seagram shares exchangeable shares to be issued by a Canadian subsidiary of Vivendi Universal (the "exchangeable shares"). Exchangeable shares will be exchangeable, at the option of the holder, for Vivendi Universal ADSs and will be substantially the economic equivalent of the Vivendi Universal ADSs.

     The transactions are designed to be treated as a tax-free exchange for U.S. Seagram shareholders and those Canadian Seagram shareholders who elect to receive exchangeable shares.

     Consummation of the transactions is subject to various conditions, including the approval of our shareholders and the shareholders of Seagram and CANAL+ and the receipt of required regulatory and Canadian court approvals. Under the terms of the merger agreement, we have agreed to vote our CANAL+ shares in favor of the transactions. Copies of the merger agreement and plan of arrangement are included herein as Exhibits 3.3 and 3.4, respectively.

     Concurrently with the execution of the merger agreement, we entered into an option agreement with Seagram, pursuant to which we have the right, under certain circumstances, to purchase up to 19.9% of Seagram's issued and outstanding common shares for $77.35 per share, subject to certain limitations. A copy of the option agreement is included herein as Exhibit 3.5. Also concurrently with the execution of the merger agreement we entered into a voting agreement and a governance agreement (included herein as Exhibits 3.6 and 3.7, respectively) with Edgar Bronfman, Jr., Seagram's Chief Executive Officer, and certain other members of and affiliates of the Bronfman family who own Seagram common shares (collectively, the "Bronfman shareholders").

     Pursuant to the voting agreement, the Bronfman shareholders have agreed, among other things, to vote shares representing approximately 24% of the outstanding Seagram common shares in favor of the transactions.

     Our company and Vivendi Universal have entered into a governance agreement with certain members of the Bronfman family. Pursuant to the governance agreement and the merger agreement, effective as of the completion of the arrangement, Vivendi Universal will be required to appoint to, and thereafter use its best efforts to continue to serve for a specified period on its board of directors, a specified number of designees (initially five) initially designated by Seagram's board. Three of the five designees will be Bronfman family members who are parties to the governance agreement. The governance agreement also requires that the number of directors on Vivendi Universal's board of directors be reduced to 18 by the second anniversary of the completion of the arrangement. The governance agreement also restricts the transfer of Vivendi Universal securities held by the Bronfman shareholders and also contains other provisions relating to the ownership, holding, transfer and registration of Vivendi Universal securities by the parties.

     VIVENDI UNIVERSAL'S EXPECTED MANAGEMENT

     Vivendi Universal will be headquartered in Paris and will have an additional corporate center in New York. We expect securities of Vivendi Universal to be listed on the Paris, New York and Toronto stock exchanges.

     Jean-Marie Messier, chairman and chief executive officer of Vivendi, will fulfil the same responsibilities for Vivendi Universal. Edgar Bronfman, Jr., currently chief executive officer of Seagram, will be vice chairman with responsibility for music and Internet operations. Eric Licoys, currently chief operating officer of Vivendi and chief executive officer of Havas, will become co-chief operating officer of Vivendi Universal with Pierre Lescure, currently chairman and chief executive officer of CANAL+.

     The Vivendi Universal board of directors will initially consist of Vivendi's current 14 board members, Pierre Lescure and five new members from Seagram's board, including three Bronfman family members and two independent directors.

     The members of Vivendi Universal's executive committee will initially be Jean-Marie Messier, Edgar Bronfman, Jr., Eric Licoys, Pierre Lescure, Phillipe Germond, and Vivendi chief financial officer Guillaume Hannezo.

                                  OUR BUSINESS

                                 COMMUNICATIONS

     Through our wholly-owned subsidiaries Havas and Vivendi Telecom International ("VTI"), our controlling interests in Cegetel, CANAL+ and Vivendi Net, and our investment in BSkyB, we are one of Europe's leading telecommunications and media companies. We provide a wide variety of communications, entertainment and educational products and services, from mobile telephone and Internet services to film production and publishing. We focus primarily on developing integrated telecommunications and multimedia services for the European market and establishing and developing leading Internet websites and services. We believe that by aggregating our portfolio of communications and media assets, we can capitalize upon rapidly growing demand for diverse but integrated communication and "infotainment" content and services.

OUR COMMUNICATIONS STRATEGY

     We intend to take advantage of the growing interdependence of content and access occurring in the communications and media industries as a result of technological advances and deregulation. We intend to attract and retain consumers who demand content that is easily accessible from a variety of communications devices. We believe that by aggregating our unique portfolio of content and access assets we can become one of the world's leading communications companies. Our strategy has three primary elements:

     - EXPAND ACCESS

     Through our interests in Cegetel, CANAL+, VTI and our joint venture with Vodafone, we have access to the largest aggregate customer base in the European communications industry. We intend to expand our reach further, while minimizing our need to pay high prices for current-generation telecommunications assets and licenses, primarily through:

     -- Internal growth: Our communications businesses have experienced rapid growth in recent years, particularly our Internet and telecommunications segments. We plan to meet ever-growing demand for advanced communications services by aggressively implementing technological innovations, such as advanced Web television (to be introduced by CANAL+ in 2001). Similarly, Cegetel intends to facilitate the introduction of broadband communications by making substantial investments in next-generation Digital Subscriber Line ("DSL") technology.

     -- Joint ventures, such as our partnership with Vodafone, through which we will develop, operate and promote Vizzavi, a multi-access Internet portal that will, when fully implemented, be the default Internet home page covering the 80 million subscriptions for telecommunications and pay television services provided by Vivendi, Vodafone and their affiliates.

     -- Along with each other Cegetel shareholder, we have agreed to conduct telecommunications business in France only through Cegetel.

     -- Acquisitions in high-growth areas, including our recent purchases of interests in PTC, a Polish mobile telephony company, and Magyar Telecom, a Hungarian fixed-line telephony firm.

     -- Selective bids for third-generation Universal Mobile Telecommunications
        System ("UMTS") licenses, such as our successful bid for a UMTS license to serve the rapidly-growing Spanish market. UMTS is a high-speed standard for mobile telephony that will allow us to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets.

     - ENHANCE CONTENT

     Our strategy is to build European and world leadership in key content areas that can be accessed though the Internet. Through Havas, CANAL+ and Vivendi Net, we have a wide range of entertainment, educational, multimedia and reference content, including Europe's second largest library of film and television rights, rights to broadcast major sporting events and a collection of popular websites and computer games. We intend to expand our content offerings further by leveraging our large and loyal telecommunications customer base to obtain broadcasting rights on favorable terms. We also intend to make selected acquisitions in key areas -- for example, our recent acquisition of Prize Central, a company that will, when combined with Vivendi Net's WON.com, be the second-leading on-line game site in the world. Pursuant to our strategy, we recently announced an agreement to combine with The Seagram Company Ltd., the world's leading recorded music company and one of the top three movie studios in the United States. See "-- General -- Recent Developments," page 8. The Seagram transactions will substantially increase our already considerable array of content assets.

     - INTEGRATE

     We are in the process of integrating and aggregating our services in two ways. First, we are leveraging and enhancing our communications assets by using them to provide a distribution channel for our multimedia products and services. By featuring Havas-created Wireless Application Protocol games, for example, we believe that Vizzavi is enhancing both its own value and that of the games. Wireless Application Protocol, or WAP, is an application environment and communication protocol for wireless devices designed to enable independent access to the Internet and advanced telephony services. We intend to apply the same strategy to the film, music and other content assets we acquire as part of the Seagram transaction. Our entertainment products will also promote our communications networks, as when CANALNUMEDIA, part of Vivendi Net, takes advantage of the strong CANAL+ brand in building its entertainment-oriented website.

     Second, we are integrating our communications assets to provide a personalized and consistent user environment, regardless of the mode of access. Vizzavi is the cornerstone of this element of our strategy: It provides web-based communications services, e-commerce and entertainment in a user-friendly, integrated package that is accessible from mobile telephones, personal data appliances, televisions and PCs. We introduced Vizzavi in France in June 2000. We plan to introduce it in the United Kingdom, Italy and Germany by the end of 2000 and in other European countries in 2001.

OUR COMMUNICATIONS BUSINESS SEGMENTS

     TELECOMMUNICATIONS

     Through Cegetel and VTI, we provide a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission.

                                                          1999     1998     1997
                                                          -----    -----    -----
                                                                (E MILLION)
TELECOMMUNICATIONS*
Revenue.................................................  4,102    2,875    1,618
Adjusted EBITDA**.......................................  1,372      674      331
Operating Income........................................    351       23      188

-------------------------

 * Cegetel capitalizes and amortizes over a 12 month period subscriber acquisition costs.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     CEGETEL

     We founded Cegetel in 1996 and currently own, directly and indirectly, 44% of its outstanding equity. We own 9% of the shares directly. We also own 70% of Compagnie Transatlantique de Radiotelephonie Cellulaire ("Transtel"), which owns 50% plus one of Cegetel's shares, giving us a 35% indirect stake. SBC International, Inc. ("SBCI") and SBCI International-Societe de Radiotelephonie Cellulaire, Inc. ("SBCI-SRC") together own the remaining 30% of Transtel.

     We appoint five of Cegetel's nine directors. In addition to SBCI and SBCI-SRC, which together hold a 15% interest in Cegetel through Transtel, our current partners in Cegetel are British Telecom ("BT"), which has a 26% stake in the company, and Mannesmann, which owns 15%. Under an agreement with Vodafone, we have an option to purchase from Mannesmann (which has been acquired by Vodafone) an additional 7.5% indirect interest in Cegetel. Vodafone has also indicated a desire to sell us a further 7.5% indirect interest, although no definitive agreement has been finalized and we can provide no assurance that such an agreement will be reached. We describe below the Shareholders' Agreement that governs our participation in Cegetel. See " -- Shareholders' Agreement," page 16.

     Cegetel divides its activities into three parts:

     - Consumer and Professional Division. The Consumer and Professional Division offers three types of service:

      -- Mobile Telephony through SFR. Cegetel offers mobile telephone services through its 80% owned subsidiary SFR (the remaining 20% of which is owned by Vodafone). SFR, an innovator in the French telecommunications market, provides the latest mobile offerings, the most recent being WAP services. SFR customers can use their mobile handsets outside France via roaming agreements with local operators in 90 countries. Cegetel intends to participate in the French government's call for tenders of four nationwide UMTS licenses that we expect will be granted by early 2001.

      -- Fixed Telephony. Since February 1998, Cegetel has offered long distance and international fixed telephone service through Cegetel 7, a company 80% owned by Cegetel and 20% by Telecom Developpement ("TD") (a company that is, in turn, owned 49.9% by

         Cegetel and 50.1% by Societe Nationale des Chemins de Fer Francais ("SNCF"), the state-owned French railway company).

      -- Internet. Through Cegetel (37%) and CANAL+ (18%), we hold a 55% position in AOL CompuServe France. America Online, Inc. and Bertelsmann hold the remaining 45%. Under the AOL CompuServe France Shareholders' Agreement, no shareholder may provide Internet access services for personal computers in France other than through AOL CompuServe France; this provision, however, does not apply to the operation of Internet websites. We have announced our decision to sell our interest in AOL CompuServe France.

     - Business Division. Cegetel operates its business marketing division through Cegetel Entreprises (owned 80% by Cegetel and 20% by TD). Cegetel Entreprises offers business customers a variety of services, including:

      -- Wireless and fixed telephony, along with management tools such as call limitation services, consumption reports and grouped bills;

      -- Data transmission;

      -- Internet access, website hosting services, development of e-commerce sites and intranet management; and

      -- Local telephony access through fiber optic loops in 19 heavy-use areas.

     - Network and Information Systems Division. Cegetel's communication networks are operated through its Network and Information Systems Division.

      -- Mobile. SFR operates a dense, high-quality mobile telecommunications network based on the "Global System for Mobile Communications"
         ("GSM") -- the digital standard currently dominant in Europe. This network is capable of providing service to 97% of the French population and carries 20 million minutes of mobile telephone traffic a day. According to an audit performed by the French government in October 1999, the SFR network ranks first in France in terms of overall quality. SFR intends to introduce General Packet Routing Service ("GPRS") technology that it believes will increase the speed of its network by a factor of ten by 2001.

      -- Local.  Cegetel must pay substantial interconnection fees to France
         Telecom in order to provide local telephone service. To avoid these fees, Cegetel has built 19 fiber optic local loops in dense business districts in cities such as Paris, Lille, Lyon and Marseille. Additionally, Cegetel intends to offer access services based on Asymmetric Digital Subscriber Line ("ADSL") technology, which allows continuous high-speed connections through existing telephone lines, when and if French law is amended to require France Telecom to unbundle its local loop.

      -- Long distance. The backbone of Cegetel's fixed and mobile telecommunications infrastructure is TD's long-distance telecommunications network. TD owns, operates and maintains an entirely digital telecommunications network throughout France, consisting of approximately 14,000 kilometers of high-capacity fiber optic cables.

     Shareholders' Agreement

     The governance of Cegetel is subject to a Shareholders' Agreement to which we are a party, along with BT, Mannesmann, SBCI, SBCI-SRC and Transtel. Among other things, the Shareholders' Agreement provides that:

     - Neither we, BT, Mannesmann nor SBCI (the "Cegetel Shareholders") can conduct telecommunications business in France or its overseas departments and territories other than through Cegetel. This provision does not apply to the operation of Internet websites.

     - Cegetel's board of directors has nine members, five of whom are nominated by us, two by BT, one by Mannesmann and one by SBCI. The board of directors of Transtel has six members, four of whom are nominated by us and two by SBCI.

     - Cegetel can take certain actions only if representatives of each of the Cegetel Shareholders consent. These actions include:

      -- making any change in the scope of its business;

      -- changing any provision of its statuts (i.e., its charter or by-laws) or amending any shareholders' agreement between it, on the one hand, and any of the Cegetel Shareholders or Vodafone, on the other hand; and

      -- except in limited cases, increasing its share capital with a waiver of preferential subscription rights or merging or dividing Cegetel or selling Cegetel shares to the public.

     - Subject to some exceptions, representatives of BT must also consent to any transaction that would result in a shareholder other than us or Transtel obtaining a greater interest in Cegetel than that held by BT.

     - If all of BT, Mannesmann and SBCI dissent, we cannot cause Cegetel to:

      -- create or acquire shares in any entity in which Cegetel or companies it controls hold less than 100% of the shares and voting rights; or

      -- subject to some exceptions, acquire, dispose of, lease or loan a material amount of assets or significantly reduce or cease any material business operation.

     - The Cegetel Shareholders' Agreement contains a number of limitations on the transfer of Cegetel Shares:

      -- During a "standstill" period due to expire in 2002, no Cegetel
         Shareholder may transfer its interest in Cegetel except in limited circumstances.

      -- We may not sell our directly or indirectly held Cegetel shares during the standstill period in an amount that would reduce our stake in Cegetel, together with the stake held by Transtel, to less than a majority.

      -- Except in limited circumstances, any other Cegetel Shareholder seeking to dispose of Cegetel shares must first offer such shares to us. If we choose not to exercise our right to purchase all shares pursuant to such an offer, the other Cegetel Shareholders must be given an opportunity to purchase the shares in question.

      -- We may not dispose of any Cegetel shares without first offering those shares to the other Cegetel Shareholders.

     - If a competitor of Cegetel makes an offer for our company, then, subject to the limitations set forth in the section entitled "Take-over" of the Cegetel Shareholders Agreement, the other

       Cegetel Shareholders have the right to purchase, at fair market value, our direct and indirect interest in Cegetel. Those rights are not triggered in the case of a reverse take-over.

     We do not believe that the Seagram transactions, the creation of Vivendi Universal or the implementation of our plans in connection with Vivendi Universal will implicate any provision of the Cegetel shareholders' agreement.

OUR OTHER TELECOMMUNICATIONS INTERESTS

     In addition to our investment in Cegetel, we have also invested in a number of telecommunications companies outside of France through VTI:

     - Xfera. In March, 2000, Xfera, a consortium that we lead along with Sonera Corp. and ACS Telefonia Movil, won a 20-year license to provide advanced UMTS services in the rapidly growing Spanish mobile telephony market for an up-front payment of E 132 million. The Spanish mobile market currently has only three major competitors. Xfera plans to invest E 5 billion in Spanish UMTS operations over the next ten years.

     - Elektrim Telekomunikacja. In December, 1999 we entered into an agreement with Elektrim to acquire 49% of Elektrim Telecom, a company that holds 51% of PTC, a Polish mobile telephony operator with 1.7 million subscribers, and 100% of Polish cable television operator Bresnan with 288,000 subscribers.

     - Magyar Telecom. We operate several regional companies in Hungary that have monopolies for voice telephony on fixed networks. In 1999 we increased our ownership interest in these companies from 40% to 100%.

     - Monaco Telecom. In June, 1999 we acquired a 51% interest in Monaco Telecom, the dominant telecommunications operator in the Principality of Monaco. Monaco Telecom has a monopoly in Monaco on voice, data and intermediation between telephony operators until 2023.

     - Kencell. In 1999 we and our Kenyan partner Sameer won the tender to operate a GSM mobile telephone network in Kenya through Kencell. Our stake in Kencell is 40%.

     MULTIMEDIA AND PUBLISHING

     We carry out our publishing and multimedia activities through our wholly-owned subsidiary Havas. With revenue in 1999 of E 3.3 billion and operating income of E 355 million, we are one of the leading editors and distributors of multimedia educational, reference and game products in the world. We are also the leading publisher of general interest books and free publications in France. Finally, we are one of continental Europe's leaders in business, professional, educational and reference publishing.

                                                              1999     1998
                                                              -----    -----
                                                               (E MILLION)
MULTIMEDIA AND PUBLISHING
Revenue.....................................................  3,317    2,876
Adjusted EBITDA*............................................    417      355
Operating Income............................................    355      252

-------------------------

* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     After a series of disposals of non-core businesses (e.g., the Havas Voyages travel agencies and the Avenir group outdoor advertising business), and a number of important acquisitions (including California-based educational software and games producer Cendant Software, the Spanish textbook publisher Anaya and the U.K.-based MediMedia and Barbour publishing groups), Havas' business is now organized around two customer-oriented segments: the Business and Professional division and the General Public division.

     Business and Professional. Havas publishes 80 trade, business and general news press titles, including books, magazines, newspapers, newsletters and scientific journals. This activity accounted for E 1.3 billion (or 48%) of Havas' total 1999 revenue. Twenty percent of this revenue was generated outside of France. The business and professionals division operates in the following areas:

     - Medical information. Through Havas MediMedia, we are the third largest medical information company in the world. We provide a complete line of up-to-date information and support services for health professionals. We offer products including publications addressed to general practitioners, scientific journals, and books and reviews for students and medical professionals. We also offer medical reference information that is available in paper, CD-ROM and on-line formats.

     - Information technology. Through 01 Informatique, the leading French information technology weekly, we reach over 60% of the IT executives in France and attract 57% of the recruiting classifieds for the French IT market. We also publish the leading Italian professional IT weekly.

     - Construction and public works. We provide technical, commercial, regulatory and public procurement information to construction and public works professionals and local authorities in France and in the United Kingdom.

     - Economics/Finance/News. We publish L'Express and L'Expansion, two of the best known and most influential news and business magazines in France.

     - Free press.  We are the leading publisher of free newspapers in France.

     General Public. Havas' General Public division produces and distributes educational and reference materials, games and general literature in paper and electronic formats. This division generated revenue in 1999 of E 1.5 billion, accounting for 48% of Havas' total publishing and multimedia revenue.

     - Havas Interactive. Our interactive multimedia activities are conducted through Havas Interactive, which was considerably strengthened by the 1999 acquisition of Cendant Software. Havas Interactive produces on-line games and over 100 educational and reference CD-ROMs in 10 languages. Havas Interactive generates 80% of its revenue in the United States. We are the leading PC game software developer in the United States and second in the world with games developed under the Sierra, Blizzard, and Davidson brands, including Caesar III, Pharaon, Gabriel, Knight 3 and Starcraft. We also operate WON.net, the world's leading website in terms of "stickiness," or average time spent per visit. WON.net recently merged with Prize Central to form the world's second-leading on-line game website. In addition, we are the leading provider of interactive educational products in Europe and second in the world, with brands that include Knowledge Adventures and Coktel, and titles including Jumpstart, Mathblaster, Readingblaster, Classwork, and Katego. We are also third worldwide in instructional products under the Artist, Masterbook and Generation brands.

     - Education and Reference.

       -- Textbooks. We are the leading publisher of educational textbooks in continental Europe. In France, we hold nearly 40% of the textbook market, and we are leaders in textbooks for university level arts and sciences, bringing together famous French brands such as Nathan, Bordas and Armand Colin. Our recent acquisitions of Anaya and Aique, as well as our 50% stake in leading Brazilian publishers Atica and Scipione, have made us the leader in high growth Spanish- and Portuguese-speaking countries. In the fourth quarter of 2000, Havas and Vivendi Net intends to launch education.com, a website intended to become a leading provider of educational tools for students, teachers and parents. We intend to launch education.com first in markets where Havas already owns significant educational content, i.e., France, Spain, the United States and Germany.

       -- Reference Materials. Eight of ten households in France own our "Larousse" dictionary, a brand name synonymous with "dictionary" in French- and Spanish-speaking countries. In addition, we publish a wide array of specialized language dictionaries, encyclopedias and other reference books.

     - Literature. We are the leading publisher in France of literature addressed to the general public. We publish works by authors including Salman Rushdie, Tennessee Williams, Primo Levi, Vladimir Nabokov, Danielle Steel, John Grisham and Ken Follett. We also publish essays, practical guides, young people's literature and comic books. In addition, we have a strong presence in French, Spanish and English language books geared to children and adolescents, both in fiction and nonfiction. We recently secured the exclusive right to publish Star Wars-related books in France until 2006.

     - Book club and on-line sales. France Loisirs, a 50/50 joint venture between Havas and Bertelsmann, is the leading book club in the French market, with 28 million volumes sold annually to nearly 4 million members. BOL France, our on-line book selling operation (also a 50/50 joint venture with Bertelsmann), was launched in February 1999 and currently offers 400,000 French-language titles.

     Services. Havas Services provides promotion, distribution, inventory management and other administrative support services to our core publishing and multimedia businesses. Havas Services generated 4% of Havas' total revenue in 1999.

     Technology. In 1999 we founded Bookpole, a joint venture with printing company Maury Imprimeur, to provide digital printing services. Digital printing will allow us to publish titles in response to orders from customers rather than in large pre-sale batches. This will allow us to reduce the cost of maintaining large inventories. We also have state of the art billing and invoicing systems and automated platforms for stocking, handling and tracking orders that improve the effectiveness of our "old economy" operations and give us a solid technological base for our e-commerce activities.

     Havas Advertising. We have a 19.7% investment in Havas Advertising, the largest communications consultancy in France and fourth worldwide, with more than 8,000 employees and 220 agencies in 65 countries. Vivendi appointed four of Havas Advertising's directors. Our stake will decline to 15% when Havas Advertising completes its acquisition of Snyder Communications.

     AUDIOVISUAL AND PAY TELEVISION

     Our audiovisual and pay television segment consists primarily of our controlling interest in CANAL+, Europe's leading pay-television company. We also have a substantial investment in BSkyB, the leading pay-television company in the United Kingdom and Ireland.

                                                            1999     1998    1997
                                                            -----    ----    ----
                                                                 (E MILLION)
AUDIOVISUAL AND PAY TELEVISION*
Revenue...................................................  1,152    201      47
Adjusted EBITDA**.........................................     86     13      (7)
Operating Income..........................................   (103)    (5)    (11)

-------------------------

*  Does not include our stake in BSkyB.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

CANAL+

     CANAL+ is Europe's leading pay-television company with over 13.9 million subscriptions. It generated 1999 revenue of E 3.3 billion, 79% of which came from subscription fees. CANAL+ is also a European leader in content development and management with numerous international distribution agreements, an extensive library of film and television titles and major film and television production facilities. Finally, CANAL+ is a leading supplier of technology for digital television, such as software that encrypts television signals to provide conditional access (MediaGuard) and an operating system for managing multimedia applications for television (MediaHighway).

     CANAL+ is a public company listed on the Paris Bourse and included in the CAC40 Index and the Euro Stoxx 50. In February 1989, CANAL+ shares began trading over-the-counter in the United States as unsponsored American Depositary Receipts ("ADRs"). Each CANAL+ ADR is backed by one-fifth of a share of CANAL+. CANAL+ ADRs had a closing price of $33.5 on June 28, 2000 (and a closing price of $28.97 on December 30, 1999).

     Our Interest in CANAL+. We co-founded CANAL+ in 1983 and now own 49% of its equity. French audiovisual law prohibits us from increasing our ownership in CANAL+ to more than 49%. According to CANAL+'s most recent annual report, no other shareholder holds more than 5%.

     We appoint six members of the Board of Directors of CANAL+. Other seats are held by representatives of CANAL+'s management (three seats) and independent members (four seats).

     CANAL+'s Activities. CANAL+'s core business is the production, marketing and distribution of subscription television services. It is also active in film and program production and the development of digital television technology, Internet services and interactive services.

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

     - Channel Production, Distribution, Marketing and Subscription Management. CANAL+ offers two main subscription television products:

       -- Premium Channels. CANAL+'s premium channel offers programming with a unique mix of recently-released feature films (300 first-run movies each year) and, for French viewers, major sports events such as the French First Division soccer championship and the English Premier League soccer championship. CANAL+ provides locally tailored versions of its French premium channels in 10 other countries. In 1999 it had about 5 million subscriptions in France and another 5 million elsewhere. CANAL+'s premium channel has a very loyal customer base, with a churn rate in 1999 of only 9%.

       -- Theme Channels.  CANAL+ owns a 30.1% interest in MultiThematiques,
          Europe's leading producer of "theme channels," channels aimed at niche viewers. Vivendi indirectly owns an additional 30%. MultiThematiques' 25 channels now have a total of 13.4 million subscriptions in Europe. MultiThematiques produces such successful channels as Planete, Canal Jimmy, Cine Cinemas, Cine Classics and Seasons.

       -- Multi-Channel Package Distribution. CANAL+ began offering channels via satellite in 1992. These channels, some of which are affiliated with CANAL+ and some with other producers, are today part of the CANALSATELLITE digital package. This package, which features over 60 French-language channels, radio stations and interactive services, had over 1.37 million subscriptions in France at the end of 1999. CANAL+ also has over 2.2 million subscribers for the digital multiple-channel packages it provides outside of France. It offers digital direct-to-home services with partners in Spain, Italy, Poland and Scandinavia. CANALSATELLITE generated more than 265,000 net new subscriptions in France in 1999. It accounted for more than half of the new digital satellite subscriptions in France for 1999.

     - Production and Rights Management. CANAL+ began producing and distributing movies and television programs in 1987. Initially conceived to produce a steady stream of new content for CANAL+'s television channels, these activities have grown into one of Europe's leading audiovisual content production and distribution groups, involving all aspects of cinema and television production, rights acquisition and library management. Canal+'s audiovisual production and distribution operations are conducted through StudioCanal, a majority owned subsidiary of CANAL+ that is listed on the Paris Bourse. StudioCanal's business includes principally the following:

       -- Film Production and Rights Acquisition. StudioCanal produces, co-produces and acquires rights to premium quality feature films, including major international and European productions. It is one of the largest feature film producers in France, producing between 30 and 40 films per year, and it has distribution rights acquisition partnerships with major studios such as Universal, Warner Bros. and Pathe. It is in the process of building a pan-European distribution network, and has distribution subsidiaries in France, Germany and Spain. Recent releases produced or distributed by StudioCanal include French hits such as Taxi, La Buche and Le Bonheur est dans le pre, European films such as La Vita e Bella, Il Postino and Abre los ojos and international films as Sixth Sense, Message in a Bottle, Mission to Mars and Chicken Run.

       -- Film Rights Management. StudioCanal sells television broadcast rights to feature films in its extensive library of 5,573 titles (as of January 1, 2000), the third largest catalogue in the world behind those of Kirch (15,000 titles, consisting principally of German-language rights) and Time Warner (5,700 titles). The film library includes blockbusters such as Terminator 2, Basic Instinct and Highlander, French films such as La Grande vadrouille, La Grande

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

               illusion, Belle de Jour and La Haine and classic American titles such as The Graduate and The Deer Hunter. See
               "-- General -- Vivendi Universal's Expected Operations," page 8.

       -- Television Production. StudioCanal is the principal shareholder of the largest television production business in France and one of the largest in Europe. It is the only European television producer with programs in all of the major programming categories (fiction, animation, entertainment and documentaries). Its programs include the TV dramas Docteur Sylvestre and Un Homme en colere, the animation classics Babar and Tintin, the game shows Pyramide (based on The $25,000 Pyramid), Qui est Qui, Le Juste prix (based on The Price is Right) and Les Z'amours (based on The Newlywed Game) and the adventure games Fort Boyard and Desert Forges.

     - Sports Rights and Management. CANAL+ operates a dedicated subsidiary called SPORT+ through which it acquires and markets international rights to major sporting events. SPORT+ holds international rights to the French first division soccer championship, the English Premier League soccer championship, the Spanish first division soccer championship and "Coppa del Rey," the Portuguese soccer championship and "Taca de Portugal," games from the Italian Class A soccer league and "Coppa Italiana," qualifying rounds for the 2002 World Cup for South American countries and the "Coppa Libertadores." SPORT+ also holds worldwide rights to all International Handball Federation matches, European rights to International Basketball Federation matches and international rights to the French Elite 1 rugby championships. SPORT+ has no other material broadcasting rights.

     Since 1991, CANAL+ has managed the Paris Saint-Germain (PSG) club, a leading French soccer club with over 30,000 season ticket holders. In 1997, CANAL+ acquired Geneva's Servette soccer team. CANAL+ believes that direct involvement in club management enables it quickly to identify and exploit emerging trends in sports rights management.

     - Technology. CANAL+ has developed leading-edge technology for digital television, including MediaGuard, a software program used to encrypt television signals to provide conditional access, and MediaHighway, an operating system used to manage interactive and multimedia applications through television set-top boxes. CANAL+'s technology is used in 5 million digital set-top boxes in 12 countries, making CANAL+ the European leader in digital television technology.

     - On-line Services and Internet Access. CANAL+ will own 50% of Vivendi Net by virtue of the contribution of CANALNUMEDIA to Vivendi Net. See
       "-- Internet," page 23. CANAL+ created CANALNUMEDIA in September 1999 to provide Internet services across Europe. CANALNUMEDIA operates canalplus.fr, one of most visited websites in France. CANAL+ holds an 18.3% interest in AOL CompuServe France, along with co-investors Cegetel and America Online, Inc.

     BSKYB

     We currently own 24.4% of BSkyB and have the right to appoint one of the 14 members of its board of directors. BSkyB operates the leading pay-television broadcasting service in the United Kingdom and Ireland. Its principal activities are the operation and distribution of more than a dozen wholly owned television channels, the marketing of programming to direct-to-home satellite subscribers, and the operation of a digital broadcast business. BSkyB launched its satellite digital broadcast service in mid-1998, making expanded programming choices and interactivity (such as home shopping, banking services, on-line education, game-playing, and Internet services) available for the first time throughout the United Kingdom. BSkyB established a free Internet service in the United Kingdom and Ireland in 1999.

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

     RECENT DEVELOPMENTS

     - Seagram Transactions. As described in greater detail in "-- General -- Recent Developments" (page 8), we announced on June 20, 2000 that we had entered into a series of agreements with Seagram and CANAL+, as part of which the non-regulated activities of CANAL+ will be combined with the film activities of Seagram under a new entity which will be wholly owned by Vivendi Universal. Following the transactions, the new entity (to be called CANAL+) will have a supervisory board of at least six members (chaired by Vivendi Universal chief executive officer Jean-Marie Messier) and a five-member management board (chaired by current CANAL+ chairman Pierre Lescure). The current CANAL+ will be renamed CANAL+ Programmes and will continue operating the French Premium Pay-TV channel's programming and broadcasting activities.

     - Lagardere Alliance. On July 11, 2000, CANAL+ entered into an alliance with Lagardere, a French media company. Lagardere acquired a 34% stake in CANALSATELLITE and a 27.4% stake in MultiThematiques. CANAL+ reduced its stake in MultiThematiques to 27.4% (Vivendi reduced its indirect interest to 9%). CANAL+ and Lagardere set up three joint ventures. The first, 51% owned by Lagardere and 49% by CANAL+, will own and operate existing theme channels and is intended to create others. The second, 51% owned by Lagardere and 49% by CANALSATELLITE, will oversee interactive services for new channels jointly created by CANALSATELLITE and Lagardere. The third, a 50/50 venture between Lagardere and MultiThematiques, will create and distribute new theme-based channels based on Lagardere's international brands such as Elle.

     - Eurosport Acquisition. In May 2000, CANAL+ and TF1 announced that they had acquired interests in Eurosport International and Eurosport France from ESPN.

     - Exchangeable Notes. In July 2000, we issued a series of exchangeable notes with an aggregate principal amount of E 1.44 billion. Each note has a nominal value of E 24.22 and is exchangeable for one share of BSkyB stock. We may elect to give noteholders who exercise their exchange rights the cash equivalent of the then-prevailing market price of the BSkyB stock rather than the stock itself. The notes bear interest at 1% per annum and are scheduled to mature in July 2003.

INTERNET

     Pursuing our strategy of becoming a leading provider of web-based content and services in Europe, we have agreed to create Vivendi Net together with CANAL+. In addition to most of our Internet-related activities and those of CANAL+, Vivendi Net will hold our 50% stake in the Vizzavi joint venture with Vodafone. Vivendi Net will also hold our venture capital funds, Viventures I and Viventures II, and @Viso, our start-up company "incubator." Directly and through our interest in CANAL+, we will initially own 74.4% of Vivendi Net. Following the completion of the Seagram transactions, we will own 100% of Vivendi Net, 50% directly and 50% through the CANAL+ group.

     VIVENDI NET

     Vivendi Net's operations are to be organized into the following divisions, all of which will share support functions such as finance, recruiting, e-commerce platforms, public relations, knowledge management, corporate affairs, business development, mergers and acquisitions and in-house legal services.

     - Expansion of Vizzavi. On May 16, 2000 we signed an agreement with Vodafone pursuant to which we will create a 50/50 joint venture to operate and promote Vizzavi, a multi-access Internet portal. Vizzavi will from its inception be the default Internet access portal for up to

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

       80 million subscribers of telecommunications and pay television operations in which either we and Vodafone has a stake (the "local operating companies"). Vizzavi will provide users of televisions, personal computers, mobile telephones and personal data appliances a single, seamless environment for web-based personal communication services, e-commerce and entertainment. It is also a channel for Internet distribution of our content assets. We expect that Vizzavi will create new cross marketing opportunities by collecting customer data through a personalized interface that each subscriber will create. Under the agreement with Vodafone, we will cause all providers of Internet content that we own or control to first offer that content on arm's length terms to Vizzavi.

       Pursuant to the Vodafone Joint Venture Agreement, the gross margin generated by Vizzavi through advertising, e-commerce transaction commissions and subscription services will be split on a 50/50 basis between Vizzavi and the local operating companies. This arrangement will be reviewed after two years, when it may be adjusted to ensure that it remains fair to all parties. The clearance of the Vodafone Joint Venture Agreement by the European Commission's anti-trust authorities occurred on July 20, 2000. Pending the outcome of the arbitration proceedings brought by BT, Vizzavi was launched in France in June 2000 exclusively as a Vivendi venture. It intends to expand into Germany, Italy and the United Kingdom by the end of 2000, and to create additional subsidiaries in those countries. Twenty percent of the equity in these subsidiaries may be offered, in proportion to the number of subscribers, to some of the local operating companies (i.e., Vodafone UK, SFR, Mannesmann Mobilfunk, Omnitel, CANAL+ and Telepiu), subject to those operators entering into commercial agreements with Vizzavi. Vizzavi intends to extend its operations during 2001 to cover Portugal, Spain, Sweden, Greece and the Netherlands. Vodafone has agreed not to acquire any stake in our company until 2004 unless a third party makes a bid for a controlling interest, any person or entity crosses the 15% ownership threshold in our shares or, subject to some exceptions, we acquire or bid for fixed or mobile telephony operations or licenses in Germany, Italy or the United Kingdom.

     - Planned integration of i(france). On May 4, 2000 we acquired i(france), a multiservice portal that serves six European countries. i(france) provides a number of Internet-related services, including e-mail, personal web page and WAP site hosting and intelligent diaries. We intend to integrate i(france), particularly its website creation and hosting technology, into Vizzavi. i(france) has had more than 2.2 million unique visitors; 4.2 million of its pages were viewed in April 2000.

     - Development of existing and future thematic portals. We intend to create leading Internet media brands for services based on thematic categories by leveraging our existing content-related assets, brands and know-how. Each branded category of web-based content and services is being developed as a stand-alone business unit with the flexibility to pursue growth through joint ventures, mergers or public listings. The pan-European scope of such thematic portals is being enhanced by Vizzavi, which will feature those portals on a preferred, but not exclusive, basis. One group of portals, e-verticals, focuses on healthcare, information technology, financial information, recruitment and local services. Another, e-dutainment, concentrates on movies, sports, games and education.

       -- e-verticals consists of the following existing business units, each of which will be held 50% by Vivendi Net and 50% by Havas:

           -- Healthcare. @medica is a leading French healthcare website launched in November 1999 with 50,000 users per month. It offers scientific content and services to professionals, supported by Havas' assets in medical press and book

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

              publishing. A version aimed at the general public is to be launched in September 2000.

           -- Information technology. 01 Net is a French information technology-related portal launched by Havas in April 2000. It offers a wide range of content and services such as newsletters, downloadable software, product and website directories, information technology-related help services and IT-related recruitment services to professionals and the general public. Three and a half million of its pages were viewed in April 2000.

           -- Financial information. lavf.com. is a free personal finance portal launched in April 2000. It provides users access to financial markets with real time stock quotes and offers a wide range of finance-related content and services such as historical performance charts, newsletters, finance-related help services and telephone and e-mail alert services. Through a partnership with Vega Finance, it offers access to on-line brokerage services as well.

           -- Directory and transactional services. We have recently established a 50/50 joint venture with Scoot to introduce Scoot's innovative combination of business directory and e-commerce services to continental Europe under the "Scoot" brand. We have not yet determined whether we will transfer our interest in the venture to Vivendi Net.

     -- e-dutainment consists of the following activities currently conducted by CANAL+ or Havas (those conducted by CANAL+ will be held by Vivendi through the CANAL+ group following the Seagram transaction):

           -- Entertainment. CANALNUMEDIA operates Canal.plus.fr, a leisure portal with one million unique users and 1.4 million pages viewed in April, 2000. CANALNUMEDIA's long-term goal is to establish itself as Europe's leading entertainment portal by building on the strong CANAL+ brand name as well as on the relationship that CANAL+ has developed with its customers. CANALNUMEDIA will concentrate on fields in which CANAL+ is well known: sports, movies and music.

           -- On-line games. We hold a 50% stake in the company that owns 83% of Flipside.com. Flipside.com will combine our WON.net site with the recently acquired Prize Central to become the second leading on-line game site in the world. Flipside will offer a range of on-line entertainment channels, including over 50 games targeting a broad spectrum of users to over 1 million unique visitors per month.

           -- Planned education site. Vivendi Net, together with Havas, plans to launch education.com, an educational website, in the fourth quarter of 2000. We intend this site to become one of the first comprehensive on-line education service providers in Europe.

     - Planned transfer of venture capital and incubation activities: Vivendi Net will hold (within its e-Vestor business unit) our 22% investment in Softbank Capital Partners LP, a venture capital fund with total commitments of $240 million that invests in young Internet companies. Vivendi Net will also hold our 29% investment in Viventures, a E 118 million venture capital fund now substantially invested in early stage communications and Internet companies in Europe and the United States, as well as our soon to be established Viventures II fund. We intend to pursue our incubator activities through Vivendi Net by contributing to it our 50% stake in @Viso, a 50/50 joint venture with Softbank. With total committed capital of $500

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

       million, @Viso is primarily dedicated to facilitating the rapid introduction of Internet companies with business models successful in the United States to continental Europe. It does so by providing equity capital and local market-specific services, including marketing, administration and technical and customization services to companies such as E-Loan Europe, Buy.com Europe, MessageMedia Europe, Interliant Europe and Vstream Europe.

     - Other

           -- E-Carrieres. E-Carrieres is a leading French job recruiting website, offering free on-line recruiting ads, information and services for job seekers and recruiting agencies and companies.

           -- Bonjour.fr. Bonjour.fr is a major French advertising website, with revenue of E 420,000 in 1999 and eight million viewed pages in April 2000. Bonjour.fr has created a number of local portals dedicated to areas including Paris, Lyon, Lille, Montpellier and Rennes.

COMPETITION -- COMMUNICATIONS

     TELECOMMUNICATIONS

     The consumer telecommunications industry in France is currently very competitive and may become more so as a result of the French government's recent decision to award telecommunications licenses to approximately 100 operators (including approximately 12 that may compete significantly with us). We compete in this industry primarily through SFR, an 80% owned subsidiary of Cegetel. As of December 31, 1999, SFR had 7.3 million mobile customers, giving it a 35.8% share of the French mobile market measured by volume. SFR's major competitors include France Telecom, which had a market share of 49.7% in 1999, and Bouygues Telecom, which had a 15.5% share. Cegetel 7 had 1.4 million customer lines at the end of 1999, which we estimate to represent approximately 5.1% of the French long distance and international telephony market. Cegetel's primary competitor in the long distance and international telephony market is France Telecom, which enjoys significant advantages as a result of its historical position as the dominant provider of telecommunications services in France, including a near monopoly on local traffic. To overcome this situation and be in a position to offer broadband access and related services, Cegetel has developed a strategy of installing fiber optic and radio local loops to avoid, wherever practicable, France Telecom's control over individual consumers' connections to the fixed telephone network.

     The French business telecommunications sector is highly competitive as well. We estimate that Cegetel has an overall market share of 14.9%, second to France Telecom.

     AOL Compuserve France had approximately 450,000 customers at the end of 1999, representing 17% of the French market. Its main competitors are Wanadoo, a subsidiary of France Telecom, Club Internet, a subsidiary of Deutsche Telekom, and Infonie. Competition has intensified with the introduction of free Internet access in the fall of 1999 by Freeserve and Libertysurf.

     MULTIMEDIA AND PUBLISHING

     We face a number of strong competitors across the range of our publishing and interactive multimedia activities in France, in Europe as a whole and worldwide. Bertelsmann is our biggest single competitor, as it is, like us, present in a wide variety of publishing and multimedia markets around the world. Our business and professional division also faces strong competition from Reed Elsevier and Wolters Kluwer. With regard to our scientific and trade activities in particular, our primary competitors are The Thomson Corporation and Harcourt Brace. In the educational, reference, general literature and multimedia sectors, we compete principally with Hachette, Pearson and Harcourt Brace.

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     AUDIOVISUAL AND PAY TELEVISION

     The European pay-television sector is relatively new, and penetration rates continue to rise significantly. The potential for growth has attracted significant competitors to the French market, including Television Par Satellite (which is owned by TF1, M6, France 2, France 3, France Telecom and Suez Lyonnaise des Eaux). In Spain, CANAL+ competes with Telefonica's subsidiary Via Digital. Competitors in Italy include News Corporation through its investment in Stream. In addition, the introduction of digital distribution methods, including cable and satellite, has enabled new entrants to the European pay television market to compete vigorously. Generally, competition is country-by-country due to national differences in viewer preferences.

     Other than Belgium, operations outside of France are not yet profitable, but we believe they represent strong growth potential for CANAL+. CANAL+ has a leading market position in all the countries in which it operates.

     INTERNET

     The market for web-based services is rapidly evolving and highly competitive. Due to the greater maturity of the North American market, increasing numbers of U.S. market participants such as Yahoo! and AOL have turned their attention to the European market. We believe the principal competitive factors in the European market are customer base, brand recognition, performance, ease of use, value-added services, functionality and features and customer service. Additional competitors include France Telecom's Wanadoo and other Internet software, content, service and technology companies, telecommunications companies, cable companies and equipment/technology suppliers.

RESEARCH AND DEVELOPMENT -- COMMUNICATIONS

     We intend to become one of the principal participants in the European communications industry, and therefore has a research and development policy designed to keep us in the forefront of applying the latest technological innovations in the field, particularly with respect to mobile telephony, the Internet and multimedia services.

     The introduction of mobile telephony and the Internet have dramatically shortened product life cycles in the telecommunications industry. We expect that we will have to make substantial future investments in our telecommunications activity, especially for wireless networks, due to customer growth, increased usage and the need to offer new services and greater functionality. Our operations and our ventures depend in part upon the successful deployment of continuously evolving telecommunications technologies. We use technologies from a number of vendors and make significant capital expenditures in connection with the deployment of such technologies.

     Cegetel invested E 32 million in research and development in 1999, E 25.4 million in 1998 and E 23.8 million in 1997.

     The focus of Cegetel's development efforts is currently on:

     - integration of broadband voice, data and video in connection with new multi-media services;

     - architecture of current and future telecommunications systems such as UMTS;

     - convergence of communications technologies (Internet, mobile, fixed telephony, broadband transmission, information systems) that will pave the way for multimedia content and mediation tools such as e-commerce.

     Our development efforts in multimedia and publishing are primarily directed towards the development of new CD-ROM products and on-line services and upgrading existing products. Due to the increasing technological complexity of computer games, our research and development

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

expenditures in this area may increase in the near future. We invested E 37 million in research and development through Havas in 1999 and E 4 million in 1998, primarily in connection with the development of Internet services.

     In our audiovisual and pay television segment, CANAL+ has an in-house technological research center that develops digital access control devices such as MediaGuard and interactive systems such as Mediahighway. In February 1999, CANAL+ developed with MediaOne the first interactive television system in the United States based on open technology. CANAL+ invested E 12 million in its research and development activities in 1999.

     Our areas of Internet-related research currently include:

     - mobile Internet services that allow users to surf the Web, read e-mail messages, send faxes, make purchases and access service packages from a mobile phone;

     - unified messaging facilities that offer a single point of access to information stored in various servers and networks (e.g., voice, fax and e-mail);

     - auto-based communications that make multimedia technology accessible from cars, enhancing driver safety and improving the quality of road travel.

REGULATION -- COMMUNICATIONS

     TELECOMMUNICATIONS

     The French telecommunications market was largely deregulated in July 1996 under the Loi de Reglementation des Telecommunications (the "LRT") and its supplemental legislation (known as decrets d'application). The LRT is a "transposition" of European Community directives regarding deregulation into French law. Among other things, the LRT allows telecommunications operators to set prices freely. It does not, however, currently provide companies like ours equal access to local telephone loops.

     The Agence de Reglementation des Telecommunications (the "ART") is the regulatory authority with jurisdiction over the telecommunications industry in France. It is responsible, among other things, for issuing recommendations to the government regarding interconnection conditions and applications for telecommunications licenses, settling conflicts in the interconnection domain and allocating frequency bandwidth and telephone numbers.

     Through SFR, TD and Cegetel Entreprises, Cegetel has licenses to provide mobile, long-distance and local telephone services. Each license carries certain obligations. The terms of its long-distance license, for example, require TD to make investments in network infrastructure. Similarly, SFR's license obligates it to provide nationwide coverage. We believe Cegetel has satisfied its requirements to date. Cegetel intends to apply for an additional UMTS license in 2000.

     AUDIOVISUAL AND PAY TELEVISION

     The communications industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the Conseil Superieur de l'Audiovisuel (the "CSA") in France. These agencies usually grant renewable broadcast licenses for specific terms. In France, CANAL+ holds a pay-television broadcast license for over-the-air, satellite and cable broadcasts. The CSA recently renewed this license for a five-year period starting in January 2001. CANAL+ operates its activities in Spain, Italy, Belgium, Poland, and Scandinavia in accordance with the domestic regulations of those countries.

     Because CANAL+ holds a French broadcast license, it is subject to French laws which mandate that (i) no more than 49% of its equity may be held by any one person and (ii) 60% of the films it

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

broadcasts in France must be European in origin and 40% must have been filmed in French. CANAL+ invests 20% of total prior-year revenue in the acquisition of film broadcasting rights, including 9% of prior year revenue for French language films and 3% for other European films. Regulations in Belgium, Spain and Poland also require specified levels of European and national content.

     MULTIMEDIA AND PUBLISHING, AUDIOVISUAL AND PAY TELEVISION AND INTERNET

     The European Community has adopted a variety of Directives that address intellectual property, advertisement, e-commerce, mail order and telemarketing. We do not believe that the transposition of any of these Directives into French law has had a negative impact on our businesses. Except for issues related to the method by which various governments will award UMTS telecommunication licenses (see "-- Our Business as a Whole -- Risk Factors," page 54) and the possible amendment of French telecommunications law to require the unbundling of France Telecom's local loop, we are not aware of any other material legislative or regulatory development that is likely to have a material effect on our businesses.

                                  ENVIRONMENT

     Through Vivendi Environnement, we offer a wide variety of environmental services, including water treatment and systems operation, waste management, energy and transportation services, to public authorities and industrial, commercial and residential customers around the world. Vivendi Environnement is the leading global provider of these services, defined collectively as environmental management services. It increasingly provides these services in innovative, integrated packages customized to meet the needs of particular customers. It employs approximately 180,000 people in over 100 countries. It generated revenue of E 22.4 billion and an operating income of E 1.7 billion in 1999.

OUR ENVIRONMENTAL STRATEGY

     Vivendi Environnement's strategy is to use its broad range of services and extensive experience to capitalize on increased demand for reliable, integrated and global environmental management services. The major elements of this strategy are to:

     - LEVERAGE OUR EXPERTISE, LEADING MARKET POSITIONS AND STRONG FINANCIAL POSITION TO DELIVER STRONG INTERNAL GROWTH

       Providing environmental services has been the core business of Vivendi Environnement for nearly 150 years. It has demonstrated technological, financial and management expertise and routinely enjoys success in bidding for contracts with industrial companies and public authorities. It has vast experience in the management of long-term relationships with public authorities. It also has a track record of using its technological and management expertise to deliver high quality service while reducing costs. It intends to use its broad range of expertise and experience to take advantage of the increasing demand for privatized and out-sourced environmental management services.

     - DEVELOP UNIQUE, INTEGRATED, MULTI-SERVICE OFFERINGS

       Vivendi Environnement intends to integrate its environmental operations to meet increasing demand for comprehensive environmental management services. We expect that industrial companies will increasingly seek a single "one-stop" environmental management services provider that coordinates the performance of many of their non-core activities.

     - ACHIEVE AND MAINTAIN "BEST-IN-CLASS" PERFORMANCE IN EACH ENVIRONMENTAL MANAGEMENT BUSINESS THROUGH INVESTMENTS IN TECHNOLOGY AND PERSONNEL

       The projects Vivendi Environnement undertakes require extensive technical know-how and excellent management capabilities. Vivendi Environnement invests heavily in both technology and personnel to ensure that it delivers the highest quality environmental services possible. Its goal is to achieve and maintain "best-in-class" service across its business segments.

     - SEIZE OPPORTUNITIES ARISING FROM ITS WORLDWIDE REACH

       Because Vivendi Environnement's operations span the globe, it can offer multinational industrial customers uniform service quality and centralized environmental services management. It is one of the only environmental services companies with the ability to offer services on a worldwide basis.

       Vivendi Environnement's world-wide presence also allows it to seize quickly opportunities to enter fast-growing markets for environmental management services in countries outside of Western Europe and North America. The extensive experience it has acquired in dealing with a wide variety of legal and political environments facilitates its entry into those countries.

     - FOCUS ON HIGH VALUE-ADDED ENVIRONMENTAL SERVICES

       Vivendi Environnement intends to focus on providing high value-added environmental services and to limit its exposure to low-margin commodity supply businesses, in particular by divesting its power generation assets. This focus will also enable Vivendi Environnement better to take advantage of its core strength: its ability to provide creative, customized, integrated environmental services to clients with large, geographically diverse and complex operations.

     - MAKE OPPORTUNISTIC ACQUISITIONS TO EXPAND OUR SERVICE OFFERINGS AND GEOGRAPHIC REACH

       Vivendi Environnement intends to acquire environment-related companies when the opportunity to do so on favorable terms arises. The purpose of these acquisitions will be to expand the portfolio of services it can offer clients and to extend its geographic reach. Vivendi Environnement believes that successful acquisitions in key areas will significantly enhance its ability to provide high value-added services in growing markets.

     At the end of July, 2000 Vivendi Environnement sold the shares it issued in an initial public offering in France and in an international private placement. Vivendi Environnement intends to use the proceeds of the public offering and private placement to repay a portion of the debt it owes to our company. Following the public offering and private placement, our ownership in Vivendi Environnement was diluted to approximately 63%.

OUR ENVIRONMENTAL BUSINESS SEGMENTS

     WATER

     Vivendi Environnement, through its subsidiary Vivendi Water, is the leading water and waste water treatment and system operator in the world. Vivendi Water's two main subsidiaries are Compagnie Generale des Eaux, the leading water and waste water services company in France, and United States Filter Corporation, North America's leading water company.

                                                               1999     1998     1997
                                                              ------    -----    -----
                                                                    (E MILLION)
WATER
Revenue.....................................................  10,684    6,722    6,578
Adjusted EBITDA*............................................   1,320      830      787
Operating Income............................................     793      405      383

-------------------------

* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Including its 1999 acquisitions on a full-year basis, Vivendi Environnement generated 70% of its water revenue in 1999 from contracts with public authorities, 23% from industrial customers and 6% from the individual consumer sector. It provides the following services and products:

     - Municipal and Industrial Outsourcing. The focus of our water business is on the management and operation of water and waste water treatment and distribution systems for public authorities and private companies. It provides integrated services that cover the entire water cycle, from collection and treatment to storage and distribution. Its activities include the design, construction, operation and maintenance of large-scale, customized potable water plants, waste water treatment and re-use plants, desalination facilities, potable water distribution networks and waste water collection pipelines, as well as the provision of water purification-related services to end users.

     - Water Treatment Systems and Equipment. Through United States Filter Corporation and Omnium de Traitements et de Valorisation ("OTV"), Vivendi Water is the world's leading designer and manufacturer of water equipment and water systems for public authorities and private companies. It treats ground water, surface water and waste water using a wide range of separation processes and technologies and engineers customized systems to reduce or eliminate water impurities. Its recycle/reuse systems provide industrial customers with the ability to circulate treated water back into plant processes, thereby reducing water usage, operating costs and environmental damage.

       Vivendi Water also designs, engineers, manufactures, installs, operates and manages standardized and semi-standardized water equipment and systems designed to treat water for particular industrial uses. For example, many manufacturing processes -- particularly those used in the food and beverage, pharmaceutical, microelectronics, paper, chemical processing and oil/petrochemical industries -- require treated water to improve product quality and reduce equipment degradation. Vivendi Water uses a broad range of physical, biological and chemical treatment technologies that can be combined and configured to treat water to a customer's individual specifications.

     - Bottled Water and Household Filtration Products. Through United States Filter Corporation, Vivendi Water provides consumers in North America and Europe bottled water under the "Culligan" brand. It offers the same consumers a variety of point-of-entry and point-of-use water treatment products such as water softening, conditioning and filtration equipment. It generated two-thirds of its 1999 consumer water revenue in North America, the remainder coming primarily from Europe.

     Vivendi Water provides water services and products to three types of customers: public authorities, private firms and consumers. Local authorities, primarily in Europe, accounted for 70% of its 1999 water revenue (E 7.7 billion). It operates water and/or waste water facilities for municipalities such as Paris, London, Berlin, Lyon, Marseille, Sydney, Vancouver, New Orleans and Tianjin, China. It recently signed a contract to design, build and operate a waste water treatment installation in Chengdu, China. Its industrial clients include Hyundai and Aerospatiale. Most are located in North America (where it generated 88% of its 1999 industrial client water revenue). About two-thirds of its consumer customers are in North America; the remainder are in Europe. It sells bottled water through a residential and commercial distribution network. It purifies drinking water at over 140 company-owned, franchised or licensed bottling locations and sells that water through over 720 independent and company-owned dealerships in the United States.

     RECENT DEVELOPMENTS

     On July 19, 2000, Vivendi Environnement announced that it had agreed to sell the Kinetics Group, a subsidiary of United States Filter Corporation, to a group of investors. The Kinetics Group contributed about 2.5% of Vivendi Environnement's 1999 consolidated revenue. Vivendi Environnement will use the proceeds of the sale to reduce its indebtedness by approximately $500 million. Completion of the transaction is subject to the buyer obtaining debt financing and to customary regulatory requirements.

     WASTE MANAGEMENT

     Through its wholly-owned subsidiary Compagnie Generale d'Entreprises Automobiles, which operates under the "Onyx" brand, and its participation in FCC, Vivendi Environnement is a global waste management leader -- the largest in Europe and the third largest in the world. Vivendi Environnement provides waste management services to 50 million people in 35 countries on five continents. It has waste management contracts with approximately 4,000 municipalities and 250,000 industrial clients worldwide. Its principal markets are Europe and North America. It also provides waste management services in the Asia/Pacific region and in Latin America. It intends to conduct its waste operations in Latin America through Proactiva Medio Ambiente ("Proactiva"), a joint venture with FCC.

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
WASTE
Revenue.....................................................  3,521    2,837    2,215
Adjusted EBITDA*............................................    619      495      355
Operating Income............................................    278      226      158

-------------------------

* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     SERVICES

     Our core business consists of the collection, processing and disposal of municipal, commercial and industrial waste. Our waste activities fall into two broad categories: waste collection and related services and waste disposal and treatment.

     - Waste Collection and Related Services.

       -- Collection. Vivendi Environnement collects approximately 13.4 million metric tons of waste annually from residences and communal depositories and approximately 9.5 million metric tons annually from industrial sites. It transports this waste to transfer stations, recycling and treatment centers or directly to disposal sites.

       -- Transfer Stations. Solid waste consolidated at transfer stations is usually compacted for transport to disposal sites.

       -- Recycling. Recycling generally involves the collection of paper, cardboard, glass, plastic, wooden and metal waste that customers either separate into different containers or commingle with other recyclable materials. Vivendi Environnement sorts and recycles approximately 3 million metric tons of solid waste each year at its 111 treatment units. It sells recyclable material to intermediaries or directly to industrial clients. With 70 sorting and recycling units throughout Europe handling approximately 1.8 million metric tons of waste paper per year, it is a European leader in recycling waste paper and cardboard. It also recycles some 200,000 metric tons of waste paper in the U.S. annually.

       -- Commercial and Industrial Cleaning. Vivendi Environnement conducts its commercial and industrial cleaning operations primarily under the brand name "Renosol." It cleans, among other things, offices, train stations, subways, airports, museums and supermarkets. It also cleans industrial sites, primarily auto manufacturing and food processing plants, offering specialized services such as high-pressured cleaning, clean-room cleaning and tank cleaning.

       -- Liquid Waste Management. Vivendi Environnement's liquid waste management operation focuses principally on pumping and transporting liquid effluent associated with water treatment sewage networks and oil residues to treatment centers. Liquid waste is usually treated at treatment centers owned by third parties; in France, however, it treats about one-third of the waste it collects on its premises.

       -- Street Cleaning. Vivendi Environnement provides mechanized street cleaning services for public authorities, including authorities in London, Paris, Madrid and Buenos Aires.

     - Waste Disposal and Treatment.

       -- Non-Hazardous Solid Waste. Vivendi Environnement disposes of approximately 30 million metric tons of non-hazardous solid waste a year by depositing it in landfills, by incinerating it at incineration plants or through composting.

       -- Landfill disposal.  Vivendi Environnement disposes of approximately 20 million metric tons of non-hazardous solid waste a year in 133 different landfills (100 of which we own). It estimates that it can continue to fill its landfills at its current pace for approximately 15 years. It has developed expertise in waste treatment methods that minimize emission of liquid or gaseous pollutants, allowing it to manage landfills under strict environmental regulations. It primarily relies on landfill disposal for industrial solid waste. For municipal waste, it uses landfill disposal, incineration and composting.

       -- Incineration. Vivendi Environnement uses the 75 incineration plants it operates to incinerate approximately 9 million metric tons of waste per year, the majority of which is municipal waste. At some incineration plants, it uses the heat created by incinerating waste to generate energy. It sells this energy principally to district thermal networks or electricity providers such as Electricite de France ("EDF"). It uses incineration as its primary method of waste disposal in densely populated areas where landfill space is scarce.

       -- Composting. Vivendi Environnement composts approximately 1.1 million metric tons of waste a year at its 65 composting production units. It then sells a portion of the composted waste for use as fertilizer.

       -- Hazardous Waste. Vivendi Environnement treats approximately 1.8 million metric tons of hazardous waste a year. Eighty percent of its business in this category comes from the chemical, petro-chemical and metallurgy industries, primarily in the United States, France and the United Kingdom. Vivendi Environnement collects hazardous waste from customers and transports it, usually in specially constructed containers, tankers or semi-trailers, and treats it at one of 29 treatment facilities. Vivendi Environnement's principal methods for treating hazardous waste are:

           -- incineration for organic liquid waste, solvents, salted water and sludge;

           -- stabilization of residues followed by disposal in specially-designed landfills; and

           -- physical-chemical treatment for inorganic liquid waste.

     In Europe, Vivendi Environnement's municipal waste management operations generate approximately 41% of its total waste management revenue. In North America, municipal waste management represents about 35% of its total waste management revenue. Contracts with industrial customers accounted for approximately 60% of its 1999 waste revenue, 65% in North America and 59% in Europe.

     RECENT DEVELOPMENTS

     Vivendi Environnement has agreed to merge its wholly-owned subsidiary Norskgsenvinning, the leading waste management company in Norway, with a company that owns 100% of Marius Pedersen, the leading Danish waste management firm. Vivendi Environnement will own 65% of the surviving entity, which will be the market leader in Central Europe as well as Scandinavia.

     ENERGY

     Through its wholly-owned subsidiary Dalkia, Vivendi Environnement is a leading energy management services provider in the rapidly growing European market. Dalkia provides energy management services in 26 countries. It also offers a wide range of industrial utilities and facilities management services. Demand for outsourced industrial utilities and facilities management, almost non-existent ten years ago, has grown significantly. Dalkia earned revenue of more than E 600 million in these sectors in 1999. Its primary markets are France, the United Kingdom and Central and Eastern Europe. In addition, we own a 61.4% interest in Sithe Energies, a company primarily engaged in the development, construction, ownership and operation of non-utility electric generating facilities in the United States. On August 14, 2000, we announced a transaction with a subsidiary of PECO Energy Company pursuant to which we will reduce our stake in Sithe to approximately 30%.

                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                    (E MILLION)
ENERGY*
Revenue.....................................................  2,845    2,706    3,103
Adjusted EBITDA**...........................................    388      341      265
Operating Income............................................    170      136       92

-------------------------

 * Does not include results of Sithe.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Dalkia provides the following services:

     - Energy management. Energy management consists of operating heating and cooling systems to provide comfortable living and working environments and redesigning and operating existing energy systems to maximize their efficiency.

       Dalkia manages some 55,000 heating systems in France and 10,000 elsewhere in Europe. It provides integrated energy services, including in most cases system construction and improvement, energy supply, system management and maintenance, to about 40,000 governmental, industrial, commercial and residential customers.

       Dalkia is also Europe's leading operator of large "district" heating and cooling systems. In district systems, thermal energy is generally produced at a central location and distributed through pipes to dispersed locations. Dalkia does not ordinarily own the systems it operates. In most cases, public authorities own the systems but delegate to Dalkia the responsibility of building, managing, maintaining and repairing them. The systems Dalkia operates heat and cool a wide variety of public and private facilities, including schools, hospitals, office buildings and residences.

       Dalkia currently manages more than 250 district heating and cooling systems in Europe, mainly in France, the United Kingdom, Germany, and Central and Eastern Europe. In France, it operates 186 district heating and cooling systems, about half of those in existence. It is expanding rapidly in Central Europe, for example, through its recent acquisition of Moravskoslezke Teplarny and TEK, two major participants in the Czech district heating market for a total of E 133 million. Throughout Central and Eastern Europe, it has set up a number of energy services companies, in many cases in cooperation with the European Bank for Reconstruction and Development.

       Dalkia has become a European leader in cogeneration (the simultaneous production of electricity and heat) and on-site power production. Under a typical cogeneration contract, it provides a governmental or industrial customer with steam power at a favorable price in exchange for the right to produce electricity through cogeneration on the customer's premises. French law requires EDF, the French government-owned electricity company, to purchase cogenerated power at specified rates. Dalkia sells EDF the power it produces through cogeneration under a 12-year contract. Dalkia's total electrical power production capacity (including cogeneration facilities, peaking plants and stand-by generating units) is 2,740 MW in Europe, including 2,240 MW in France.

     - Industrial Utilities. Dalkia began providing industrial utilities services several years ago when it saw that many of its customers were beginning to outsource non-core industrial activities such as the production and distribution of steam heat, compressed air and demineralized water. It has become a leading provider of industrial utilities services in France and the United Kingdom, and has developed expertise in the analysis of industrial processes, productivity enhancement and preventive maintenance.

     - Facilities Management. In a further response to the increasing popularity of outsourcing, Dalkia has recently added facilities management to its portfolio of services. The support services it offers range from electrical and mechanical equipment maintenance to secretarial services.

     Dalkia provides energy services to both public and private customers. Its public customers include authorities in suburban Paris, Lyon, Nice, Nottingham in the United Kingdom, Ostrava in the Czech Republic and Bratislava in the Slovak Republic. Its industrial customers include international groups such as Eurolysine (Ajinomoto group), Michelin, Renault, Smurfit, Solvay and Unilever. Its facilities management customers include public institutions like the European Parliament and private firms like Alstom, Bull and Phillips. The primary market for its energy services is Europe. Latin America is potentially an important market for its facilities management business, as is the Asia/Pacific region for its heating system activities.

     SITHE

     Sithe is a leader in the North American independent power generation market. As of December 31, 1999, it operated 49 operating power plants in North America with an aggregate average net capacity of 8,074 MW and had six projects under advanced development representing approximately 4,230 MW. Internationally, Sithe and its affiliates had interests in eight projects in operation (465 net
MW), four projects under construction (324 MW) and three projects under advanced development (535 MW) in the Asia/Pacific region, and 500 net MW under construction or advanced development in other countries. Sithe had 1999 revenue of $1.1 billion.

     On November 24, 1999, Sithe acquired 21 power generating plants in the United States for approximately $1.72 billion (including the assumption of $76.7 million of liabilities) from GPU Inc. On February 19, 2000, Sithe agreed to sell the plants to Reliant Energy Power Generation for $2.1 billion. On August 11, 2000, we entered into a stock purchase agreement and a put and call agreement with a subsidiary of PECO Energy Company and the other shareholders of Sithe with respect to our stake in Sithe. The stock purchase agreement provides that current Sithe shareholders will sell a total of 49.9% of Sithe to PECO for approximately $680 million (of which our share will be approximately $431 million). Our stake in Sithe will be approximately 30% following this sale. Pursuant to the put and call agreement, we can put, or the buyer can call, our remaining stake in Sithe at any time between two and five years after the closing of the sale at a price that will be determined pursuant to the formula set forth in the agreement.

     RECENT DEVELOPMENTS

     On June 22, 2000, we entered into a memorandum of understanding with Vivendi Environnement and EDF pursuant to which Dalkia will consolidate its energy operations with those of EDF. As European energy markets continue to deregulate, Vivendi Environnement and EDF believe that their customers increasingly demand comprehensive energy solutions that combine power generation and energy services. Together Vivendi Environnement and EDF intend to provide such integrated services, mainly to large industrial firms, and to develop an expanded international presence. Dalkia will focus on developing the thermal services, industrial utilities and independent power production aspects of the business, and EDF, the leading power production company in Europe, will concentrate on the production, distribution and sale of power.

     Initially, EDF will purchase a 34% stake in CGC Holding, Dalkia's direct parent. We expect that this stake will eventually rise to 50%. EDF's initial investment in CGC Holding will be made on the basis of CGC Holding's market value prior to the transaction. The transaction is contingent upon the results of both parties' due diligence and upon the parties entering into certain ancillary agreements before September 15, 2000. The memorandum of understanding also provides for Vivendi Environnement's creation with EDF of three companies. One, to be owned equally by CGC Holding and EDF, will seek to develop an integrated power generation and energy services business under a common brand. Another equally owned company will finance new independent power production and cogeneration projects. The third, in which CGC Holding will have a 75.76% stake, will hold all of Dalkia's international interests.

     TRANSPORTATION

     Through Connex, Vivendi Environnement is a leading European private operator of local and regional passenger transportation services. Connex provides integrated transportation solutions involving bus, train, maritime, tram and other networks. Earlier this year, it purchased from Via-GTI urban and inter-city transportation assets that generated revenue of E 260 million in 1999. Approximately 45% of its transportation revenue is from the road transportation sector and approximately 55% is from rail transportation.

                                                                  1999     1998     1997
                                                                  -----    -----    -----
                                                                        (E MILLION)
        TRANSPORTATION
        Revenue.................................................  2,457    1,992    1,689
        Adjusted EBITDA*........................................    182      144       97
        Operating Income........................................     96       75       45

-------------------------

        * Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. The public authority with which it contracts generally owns the infrastructure it uses; the authority also typically establishes schedules, routes and fare structures for the networks it operates and manages. Some of its networks combine different modes of transportation to accommodate passenger needs and promote increased ridership. For example, it provides interconnected bus and train services in the cities of Rouen, France, and Stockholm, Sweden.

     The fares Connex charges to passengers on its transportation networks are usually insufficient to cover its costs; consequently, the public authority typically provides it a guaranteed minimum payment or pays it a subsidy. It seeks to increase profitability by reducing its operating costs and increasing traffic through improvements in system speed and reliability, service customization and vehicle comfort and safety. Connex also tries to reduce costs by rationalizing previously government-run operations and by sub-contracting the services it offers, such as the provision of drivers and other personnel, to other firms.

     - Rail Transportation. Connex operates 24 passenger rail networks in Europe. Its largest European market is the United Kingdom, where it has contracts to operate two rail franchises. One contract expires in 2011; the other, held through Connex's subsidiary Connex South Central, is currently open to tender for a 15-year renewal/extension beginning in 2003. Our renewal of the South Central contract, which generated revenue of E 500 million in 1999, will be subject to competitive bidding. As of the date of this Registration Statement, there was one bidder in addition to Connex South Central, which submitted its final bid on May 24, 2000. The successful bidder will be announced in the summer of 2000.

     Connex often rents and maintains the trains it uses, which are typically owned by private entities. In Sweden, Connex operates the Stockholm metro under contract with the local transit authority, which owns the trains.

     Connex began its expansion outside of Europe in 1998. It operates one commuter rail system in Melbourne, Australia under a franchise agreement with the regional transit authorities. It operates a monorail passenger transportation line in Sydney as well.

     Connex is responsible for driving, inspecting, cleaning and providing security on the trains it operates, selling tickets, providing customer services, and maintaining, cleaning and providing security in the stations on its networks. It also provides rail cargo services, including freight train operation for SNCF and performs railway siding management services for customers with plants linked to the public rail network, primarily those in the automobile, petrochemical and petroleum refining industries.

     - Road Transportation. The focus of Connex's road transportation business is on the operation of urban and inter-city public bus networks under contracts with public authorities. Its most important road transportation markets are in France, Scandinavia, Eastern Europe and Australia. It also offers a number of transportation-on-demand services designed to minimize the inefficiency inherent in operating regular services on little-used lines, outside of normal hours or in isolated areas. For example, it uses minibuses, operated under sub-contracts with individual vehicle-owners, on pre-determined routes and timetables.

     In addition, Connex owns and operates three tram systems (in Saint-Etienne and Rouen in France and Stockholm in Sweden) in partnership with financial institutions and train manufacturers. These tram systems are generally integrated into the other urban bus transportation networks that Connex operates by means of an integrated ticketing system.

     In France, governmental authorities typically own the buses used on urban networks and lease them to us as part of the operating contract. However, we usually own the motorcoaches used on inter-city networks. In the other countries in which we operate, we typically own the buses and motorcoaches used in urban and inter-city networks. We are responsible for the maintenance of the equipment we use whether it is owned or leased.

     In both the road and rail transportation sectors, the vast majority of Connex's customers are the national, regional and local public authorities responsible for providing public transit services. Connex operates 26 rail networks, 186 road networks, 20 integrated networks and 3 tram systems that carry, in the aggregate, one billion passengers a year.

     FOMENTO DE CONSTRUCCIONES Y CONTRATAS -- FCC

     FCC, a public company listed on the Madrid Stock Exchange, is one of Spain's largest companies, with a market capitalization of E 2.1 billion as of September 6, 2000. FCC operates in a number of different environmental and construction-related industries. In October 1998, to exploit the growing demand for integrated environmental management services, we acquired from another shareholder (who is also a member of our board of directors -- see "Interest of Management in Certain Transactions," page 115) a 49% interest in the holding company that owns 56.5% of FCC. The transaction had economic effect from July 1, 1998. In December 1999, we transferred our interest in this holding company to Vivendi Environnement. The other shareholder owns the remaining 51% of the holding company.

                                                              1999     1998
                                                              -----    ----
                                                               (E MILLION)
FCC*
Revenue.....................................................  1,876    983
Adjusted EBITDA**...........................................    272    209
Operating Income............................................    190     75

-------------------------

 * Figures reflect a 49% share of FCC. We proportionally consolidate FCC based on our 49% interest in the holding company that controls it.

** Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     FCC's main activities are:

     - construction, which represented 48% of its overall 1999 revenue;

     - waste and water services, which represented 29% of its 1999 revenue; and

     - cement production, which represented 11% of its 1999 revenue.

     FCC also manufactures urban fixtures, manages car parks, provides airport handling and vehicle inspection services, buys and sells real estate and, through its approximately 80% holding in Grucysca, participates in the industrial logistics and other services sectors. As part of our international expansion, we have consolidated most of our water and waste treatment businesses with FCC's operations in Latin America and the Caribbean in Proactiva. On July 20, 2000, Vivendi Environnement and FCC entered into an agreement under which Vivendi Environnement purchased 50% of Proactiva; the remainder being retained by FCC. Under the same agreement, our company and Vivendi Environnement sold their water and waste management operations to Proactiva. Most of the transfers covered by the agreement are now completed.

     SERVICES

     - Waste and Water Services. FCC is the leading waste management company and the second largest water and waste water treatment company in Spain, where it conducts the bulk of its operations. FCC collects, processes and disposes of household waste, providing the public authorities responsible for waste collection and disposal a full range of waste management services.

       FCC's water and waste water treatment activities cover the full cycle of water treatment, including water treatment and distribution. In 1999, FCC acquired Vivendi Water's Spanish operations, doubling its market share in this sector.

     - Construction. FCC is one of the five leading construction companies in Spain. FCC's projects include the construction of roads, high-speed railway lines, airports, offices, commercial centers and residential homes. FCC intends to sell publicly or privately up to 49% of this business.

     - Cement Production. FCC produces cement through its 49% interest in Portland Valderrivas. It began to expand internationally with its 1999 acquisition of Giant Cement in the United States for E 291 million.

     Under the terms of an option agreement dated October 6, 1998 with the other shareholder in the holding company through which we hold our stake in FCC, the other shareholder has an option (the "put option"), exercisable between April 18, 2000 and October 6, 2008, to sell us the shareholder's 51% interest in the holding company at a price based on the average market price of FCC's common stock over the three months prior to exercise. The exercise price of the put option is capped at seven times FCC's EBITDA from the previous fiscal year or
29.5 times FCC's earnings per share, whichever is lower. The agreement also provides for mutual rights of first refusal on any transfers of shares in the holding company to a third party. Additionally, the other shareholder has a call on the shares of the holding company through which we own our interest in FCC that becomes exercisable in the event we cease to hold a majority of the capital of Vivendi Environnement. The exercise price of the call is the lower of the purchase price Vivendi Environnement paid to acquire its interest in the holding company and the market price of the FCC shares. Vivendi Environnement and the other shareholder share equally the holding company's right to be represented in the main executive bodies of FCC, i.e., the board of directors and executive committees of FCC and its subsidiaries. The holding company's articles of association also provide that certain important decisions, such as increases or decreases of share capital, amendments to articles of association, merger, spin-offs or dissolutions, require supermajority shareholder approval.

     None of these decisions, therefore, could be taken without the consent of both us and the other shareholder.

COMPETITION -- ENVIRONMENT

     Most markets for environmental services are very competitive and are characterized by technological and regulatory change and experienced competitors. Competition in each of the markets Vivendi Environnement serves is primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services, adapting to changing legal and regulatory environments, and managing employees accustomed to working for public sector entities or non-outsourced divisions of commercial enterprises. In each of the markets in which Vivendi Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

     With regard to integrated, large-scale environmental management services in particular, Vivendi Environnement's competitors include Suez Lyonnaise des Eaux and RWE and its primary competitive strength is its demonstrated ability to provide innovative, integrated environmental services that are tailored specifically to the needs of individual clients and offered on a global basis. Vivendi Environnement anticipates that other enterprises that compete with it in individual environmental sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

     WATER

     Vivendi Water is the world's leading private provider of water services to municipalities and industrial firms, its principal competitors being Suez Lyonnaise des Eaux, Thames Water, Anglian Water, Severn Trent and Saur Cise. It has leading positions in the European and North American markets, and a strong basis for growth in Latin America and the Asia/Pacific region, especially Australia and China. It estimates that its share of the rapidly growing industrial out-sourcing market is approximately 30%. It has a leading position in the highly fragmented water equipment market as well.

     WASTE MANAGEMENT

     Vivendi Environnement's waste management operations are carried out mainly in Europe, where it is the market leader in the collection and disposal of household, commercial, industrial and hazardous waste. Its main pan-European competitors are Suez Lyonnaise des Eaux and, to a lesser extent, Cleanaway. As a result of its 1997 acquisition of Leigh Interest, it ranks among the top three providers of household, commercial, industrial and hazardous waste management services in the United Kingdom, along with Shanks and Sita-Wattco. In Germany, much of the household and commercial waste management business is run by municipalities, although there is a gradual trend toward privatization. Vivendi Environnement's biggest competitors in Germany are RWE Umwelt and Rethmann. Vivendi Environnement has strong market positions in Norway, Ireland, Switzerland and Israel.

     The North American household, industrial and hazardous waste management markets are undergoing rapid consolidation. Vivendi Environnement has taken significant steps toward establishing its competitive position through the acquisition in 1999 of Superior Services, Inc., which provides household and industrial waste collection and disposal services to customers in 12 states, and through its majority interests in Onyx Environmental Services and Onyx Industrial Services, which provide hazardous waste and industrial cleaning services, respectively, in the United States. Its major competitors in the United States include Allied BFI, Waste Management and Republic Waste. It expects further consolidation in this sector and intends to participate actively in this process.

     Vivendi Environnement's Latin American operations are concentrated in Brazil, Venezuela, Argentina and Chile, where its primary competition is from a variety of local companies and SITA (a subsidiary of Suez Lyonnaise des Eaux). It plans to expand its activities in Latin America through ProActiva. It has strong operations in Singapore and Taiwan, and is among the market leaders in Australia and New Zealand. Its main competitors in the Asia/Pacific region are various local companies, Cleanaway and Suez Lyonnaise des Eaux.

     ENERGY SERVICES

     Vivendi Environnement's traditional competitor in district thermal management is Suez Lyonnaise des Eaux through its subsidiary Elyo. It increasingly faces competition from large European gas and electricity companies such as Gaz de France, RWE, Veba, Texas Utilities and Power Gen, especially for large district heating contracts in Eastern and Central Europe. Outside

France, it competes with local service providers such as the municipal utilities in Germany, which operate district heating systems and electricity and/or gas distribution systems. Its competitors in cogeneration consist primarily of large utilities companies such as RWE, Veba, Texas Utilities, Endesa, National Power and Power Gen. It competes primarily with large firms such as Honeywell and Johnson Control for facilities management business.

     TRANSPORTATION

     Vivendi Environnement has a 20% share of the privately run passenger transportation market in France, 17% of the privately run rail market in the United Kingdom, 22% of the privately run passenger road transportation market in Scandinavia and 30% of the privately run road transportation market in Portugal, all measured by revenue.

     Most privately operated passenger transportation companies serve a limited geographic area. Vivendi Environnement's major competitors are those companies that, like it, provide passenger transportation services in a number of different countries. Its competitors include Stagecoach, its principal pan-European competitor, National Express First Group, Arriva and Go Ahead in the United Kingdom and Via GTI and Transdev in France. It anticipates that new competitors may seek to enter the market, including civil engineering companies, train manufacturers and public operators seeking to expand into contiguous regions.

     FCC

     FCC is the leading private provider of waste management services in Spain, with a share of the market for waste management services of approximately 43%. Its primary competitor in this market is Cespa. After Aguas de Barcelona, FCC is the leading private operator in the water and waste water treatment market in Spain, with a market share of 10%.

     The cement production sector in Spain is relatively concentrated. FCC is the only major Spanish competitor, with approximately 17% of the Spanish market. Its main competitors are Spanish branches of multinational cement manufacturers such as Cemex, Holderbank and Lafarge.

     The construction market in Spain has recently undergone a process of consolidation. Five major competitors, one of which is FCC, have emerged. With numerous small companies and a number of larger international companies vying for business, however, the market remains competitive.

RESEARCH AND DEVELOPMENT -- ENVIRONMENT

     Research and development is a critical component of Vivendi Environnement's ongoing effort to provide its customers with cost-effective and environmentally sound products and services. It has 11 research facilities throughout the world, staffed by a total of 500 scientists and other researchers. In 1997, 1998 and 1999, it invested E 38.9 million, E 48.1 million and E 53 million, respectively, in research and development.

     In order to provide its customers with the highest quality drinking water, as well as with cost-effective water treatment solutions, Vivendi Environnement conducts research on water treatment and distribution primarily at laboratories in Paris, Lyon, Rennes, Metz and Agen in France, Watford in Great Britain, Adelaide in Australia, Berlin in Germany, Rothschild in Wisconsin, and in situ at its different water treatment plants throughout the world. In 1999 it set up new water research centers in Australia and North America. Approximately 350 researchers are involved in its water-related research and development projects. In 1999 it invested approximately E 36 million in water research and development projects. Its researchers have developed the technology necessary for large-scale nanofiltration, a purification method that uses membranes with microscopic holes to remove impurities from water, and submerged membrane filtration, a method using underwater purification filters. As a result of this technology, Vivendi Environnement has been able to produce potable water from low quality sources.

     Vivendi Environnement conducts a significant part of its waste management and treatment research and development through the Centre de Recherches pour l'Environnement, l'Energie et les Dechets ("CREED") research and testing center in Limay, France owned by us and Vivendi Environnement. CREED's budget for the year 2000 is E 10 million. With fifty engineers and researchers, and affiliated centers in the United Kingdom and Taiwan, CREED conducts approximately sixty research programs geared towards developing services for industrial firms and municipalities. The subjects of these programs include mechanized waste collection processes, computerized waste collection monitoring, new uses for recycled products, energy recovery during thermal treatment and the development of more efficient waste treatment and recovery methods. CREED also studies the treatment of industrial effluents, the recovery and recycling of household waste and the remediation of land contaminated by heavy metal and organic pollutants. In our continuing effort to improve air quality, CREED also conducts research on the detection, measurement and treatment of dioxins originating from incineration plants. Total research and development expenditures in connection with waste treatment were approximately E 23 million for 1999. Vivendi Environnement has been awarded more than sixty patents as a result of its waste-related research.

     Vivendi Environnement conducts its research and development efforts in energy at CREED as well. Its researchers work primarily to find ways of limiting the emission of greenhouse gases from its thermal energy production systems. Other research projects in this area include the development of cogeneration techniques that use natural gas or biogas from landfills to optimize energy output and the study of microgeneration technologies that could resolve costly problems associated with power transmission. Total product development expenditures in connection with Vivendi Environnement's activities in the energy services sector were approximately E 5 million in 1999.

     Vivendi Environnement's research and development in passenger transportation includes the design of improved vehicle configuration to achieve greater passenger comfort and safety, the development of global positioning system (GPS) technology and the provision of real time information to customers. Approximately 30 people are involved in its research efforts in the transportation services field. Total product development expenditures in connection with transportation services for 1999 were approximately E 5 million.

     Vivendi Environnement conducts a number of its research efforts in cooperation with research centers and institutions of higher learning in France and elsewhere. In France, it has worked with the Pasteur Institute in Paris, the Ecole des Ponts et Chaussees, the Compiegne University of Technology, the Ecole Polytechnique, the Ecole Superieure des Travaux Publics and the National Centre for Space Studies in areas such as recycling, dioxin analysis and treatment and waste combustibility. Partners outside France include Georgia Tech, the U.S. Environmental Protection Agency ("EPA"), the Swiss federal water institute, the Australian Water Quality Centre, the Helsinki University of Art and Design, the Hong Kong Science and Technology University, Tsinghua University in China, the Asian Institute of Technology in Thailand and Berliner Wasser Betriebe in Berlin.

REGULATION -- ENVIRONMENT

     Vivendi Environnement's businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in Western Europe and North America.

     WATER

     The water and waste water treatment industries are highly sensitive to governmental regulation. In Europe and the United States, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of waste water are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

     The quality of water for human consumption is strictly regulated at the European Union level by the Directive on Drinking Water. The collection, treatment and discharge of urban as well as industrial waste water is governed by the Directive on Urban Waste Water. Public authorities also impose strict regulations upon industrial waste water that enters collection systems and the waste water and sludge from urban waste water treatment plants.

     France has numerous laws and regulations concerning water pollution, as well as numerous governmental authorities involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps underground water in amounts that exceed specified volumes. French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

     In the United States, the primary federal laws affecting the provision of water and waste water treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and the regulations promulgated pursuant thereto by the EPA. These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

     WASTE MANAGEMENT

     In France, ministerial orders establish standards for disposal sites for household, industrial and hazardous waste. These orders govern, among other things, site selection and the design, construction and testing of disposal sites. Administrative officers can impose strict standards with regard to waste disposed of at a site. Hazardous waste is subject to strict monitoring at all stages of the disposal process.

     At the European Union level, the framework for waste management regulation is provided by Directives that establish overall regulatory goals of waste prevention, collection, recycling and re-use. European Union member states must prohibit the uncontrolled discarding, discharge and disposal of waste. Entities that store or dump waste for another party must obtain an authorization from the competent authority that prescribes the types and quantities of waste to be treated, the general technical requirements to be satisfied and the precautions to be taken. Regulatory authorities frequently check compliance with those requirements. Additionally, specific European Union Directives govern the operation of landfill sites, the collection and disposal of hazardous waste, and the operation of municipal waste-incineration plants.

     In France, waste treatment and disposal facilities are subject to laws that require Onyx to obtain permits to operate most of its facilities from municipal and regional authorities. The permitting process requires Onyx to complete environmental impact studies and risk assessments with respect to the relevant facility. Landfill operators must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and remediation of the site during, and up to 30 years after, its operation. Operators must comply with standards for residential solid waste landfills and for industrial and toxic waste landfills. Incineration plants are subject to rules that limit the emission of pollutants.

     Vivendi Environnement's U.K. waste management operations and facilities are subject to the Environmental Protection Act of 1990, which requires local authorities to transfer their waste disposal operations either to a specialized waste disposal entity owned by the local authority or to a private contractor, and the Environment Act of 1995, which addresses pollution control, land waste and nuisances.

     The major statutes governing Vivendi Environnement's waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liabilities Act of 1980, as amended (also known as "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Vivendi Environnement operates also has its own laws and regulations governing the generation, collection and disposal of waste, including, in most cases, the design, operation, maintenance, closure and post closure maintenance of landfills and other solid and hazardous waste management facilities. In order to develop and operate a landfill, transfer station, hazardous waste treatment/storage facility or other solid waste facility, Vivendi Environnement must typically undergo several difficult governmental review processes and obtain one or more permits that may not ultimately be issued.

     In view of the fact that the waste management business is subject to risks of liability for property damage and personal injury caused by pollution and other hazards, Vivendi Environnement carries insurance policies covering what it believes to be the most important casualty risks. However, we cannot provide assurance that the coverage provided by these policies will be sufficient to cover any liability to which Vivendi Environnement may be subject. See "-- Our Business as a Whole -- Risk Factors," page 54.

     ENERGY SERVICES

     Vivendi Environnement's energy-related activities in Europe (primarily the generation and delivery of thermal energy and independent power generation) are subject to an EU Directive that establishes emission limits for sulphur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants. The European Commission is considering an amendment to this Directive that, if adopted, would impose emission thresholds twice as strict as those currently in effect. The new thresholds would apply to all new installations put into operation after January 1, 2000. Other existing Directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulphur dioxide, nitrogen oxide, volatile organic compounds and ammonia.

     The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a cogeneration facility is exempt from this tax for a period of five years after the facility begins operations. The law providing for this exemption was renewed in 1999; any cogeneration plant we build before 2004 will therefore be eligible for the exemption.

     TRANSPORTATION

     Vivendi Environnement's transportation service activities are subject to a number of EU Directives that limit emissions from petrol and diesel engines and require us to obtain certain permits. One Directive sets forth guidelines for the laws of the member states with respect to the emissions of gas pollutants from diesel engines used in vehicles. Another sets forth guidelines for the laws of the member states with respect to emissions of gas and particulate pollutants from internal combustion engines installed in mobile equipment other than road vehicles.

CONTRACTS -- ENVIRONMENT

     The vast majority of Vivendi Environnement's contracts to provide individual environmental services are medium and long-term agreements with municipal and industrial clients. These contracts fall into two broad categories: those with public authorities and those with private firms. In France and other countries with civil law systems, administrative law governs contracts with public authorities, whereas private law applies to contracts with private enterprises. In common law countries such as the United Kingdom and the United States, common law ordinarily governs both contracts with public authorities and with private enterprises.

     The majority of Vivendi Environnement's government contracts relate to its operations in France. The services that it provides to public authorities are considered "public services" under French administrative law. This means that the procedures used in awarding contracts, and many provisions of those contracts, are mandated by law.

     A French public authority can choose among a number of different types of contracts when delegating the management of public services to a private operator. The choice among these types is usually based on the nature of the service to be provided, the level of investment required of the private operator and the form of the operator's fee or rate. There are four basic types of contract for the delegated management of public services: concession contracts, affermage contracts, management contracts and public markets contracts.

     - Under a concession contract, the private operator invests in the equipment used to provide the public service and manages it at its own risk in return for fees or rates paid by the consumers of the service, typically the public. In some cases, the public authority pays a subsidy to the operator as well. Ownership of the equipment remains with the public authority. Concession-type agreements are common in the energy services, water and waste water treatment and waste management sectors in France.

     - The affermage contract, the most common type, is similar to the concession agreement in that the private operator performs a public service at its own risk. However, the private operator in an affermage contract does not invest in property, plant or equipment, although it usually must maintain the existing facilities and equipment. Consequently, the private operator receives part of the fees or rates paid by the public to cover the cost of operating the service, and the public authority receives the remainder to cover its infrastructure investments. Affermage contracts are common in the energy services, water and waste water treatment, waste management and public transportation sectors. They predominate in the water distribution sector. There are also "mixed" contracts under which the private operator both manages the existing facilities and introduces new equipment.

     - Under a management contract, the private operator manages a public service for a fixed fee. The private operator does not invest in facilities or equipment, but may be responsible for maintenance. The public usually pays the operator's fee in the form of fees or rates. If the fees or rates paid are less than the amount of the fixed fee due to the contractor, the public authority pays the balance to the private operator.

     - Under a public market contract, the public authority, rather than users of the service, pays the operator's fee or rate.

     The duration of Vivendi Environnement's contracts depends primarily on the size of the investment the contract requires it to make. In France, the Sapin Law of 1993 provides that a contract for the delegated management of public services must have a fixed term that does not exceed the period over which the private operator depreciates the investments it makes under the contract. Concession-type contracts typically last about 20 years. Affermage contracts are shorter, usually around 12 years, although they may be as short as eight or as long as 20 years. Management contracts are typically not longer than five years. Contracts cannot be automatically renewed. When a contract expires, the public authority must call for tenders for a new contract, meaning that the operator whose contract expires must then compete with other candidates to renew the contract. The public authority can also refuse to delegate the service and operate it itself.

     There are a number of features common to each of the contract types just described. These common features are mandated by French administrative law and include provisions that:

     - entitle the public authority to impose penalties for breach of the contract by the private operator and to modify the terms of or terminate the contract if the public interest so requires (the authority must compensate the private operator for damages suffered as a result of the modification or termination of the contract, except in the case of fault of the operator);

     - provide for renegotiation of the agreement to ensure it remains fair to both sides; and

     - grant the public authority the right to supervise how the public service is provided.

     A private operator's fees, and any method of adjusting those fees, are generally fixed by contract. In some cases, however, fees and adjustment provisions are fixed unilaterally by the public authority. In no instance may a private operator charge the public more than the cost of providing the service (including applicable taxes and fees) plus its contractual remuneration.

     French law requires public authorities to award contracts for the provision of public services through a competitive bidding process. The procedure for this process is heavily regulated and is controlled by independent administrative authorities and tribunals. The criteria public authorities use in assessing competitive bids include price, the investments the candidates offer to make, the candidates' experience and the candidates' ability to conform to applicable regulatory standards and to adapt to new standards.

     Supervising authorities ensure that public authorities delegating services strictly observe applicable regulations regarding bidding procedures. A supervising authority can invalidate a contract years after it is entered into if those regulations are violated. A private operator must account for its management to several governmental authorities, each of which may, in some circumstances, publish statements critical of the private operator.

     Outside of France, other countries with civil law systems, such as Spain and Italy, have adopted the French system of delegated management of public services. Public authorities in these countries typically delegate services to private operators through contracts similar to concession, affermage or management contracts.

     In common law countries such as the United Kingdom and the United States, the law governing public contracts is less rigid than in civil law countries, and the types of contract under which public authorities in such countries delegate the operation of services are more varied. Among the types of contract common in such countries are build-operate-transfer contracts, under which the private operator undertakes to construct and operate the requisite facilities and assumes an obligation to transfer the installation to the public authority at the end of the contract; franchise contracts, which require the contractor to invest in equipment and to operate the service in accordance with specifications established by a regulatory body; and service contracts, under which the operator makes no investments and operates the service for a fixed fee and/or a share of the profit generated.

     There is a trend in both developed and developing countries to adopt systems similar to the system of delegated management of public services used in France. We believe that Vivendi Environnement's experience with this system is a competitive advantage in this changing environment.

     WATER

     Vivendi Environnement has approximately 5,000 contracts with public authorities to provide water and waste water services, including about 3,800 in France. Three-quarters of its contracts with local French authorities are affermage agreements; most of the remainder are long-term concession contracts. In both cases, Vivendi Environnement bills end-users directly. It shares revenue with local authorities under formulas based largely on the length of the contract and the level of investment required.

     Vivendi Environnement's contracts with industrial and commercial enterprises for water and waste water treatment tend to last three to ten years. These contracts typically require us to meet specified service requirements. Contracts are usually on a fixed-price basis, subject to adjustments for inflation and other cost increases. In the water treatment equipment and systems market, Vivendi Environnement normally designs and installs larger systems under turnkey contracts within 24 months of acceptance of a customer order. Under these contracts, customers typically pay a lump-sum in several installments based on a predetermined schedule. Vivendi Environnement distributes bottled water and household filtration products either directly to customers or through independent dealers.

     WASTE MANAGEMENT

     Vivendi Environnement performs most municipal solid waste collection and recycling services under contracts with, or franchises granted by, municipalities or regional authorities. Contracts with public authorities typically cover collection, transfer, disposal and/or recycling.

     The duration of Vivendi Environnement's contracts usually depend upon the nature of the services it provides, applicable local regulations and the level of capital expenditure the contract requires it to make. Collection contracts usually last from three to five years. The length of disposal contracts ranges from one year for disposal in landfills that we own to up to 30 years for contracts involving the construction, financing and operation of new waste-to-energy facilities. Collection contracts with industrial customers typically last one to three years; treatment contracts last an average of five.

     In recent years, Vivendi Environnement has entered into a number of integrated waste management contracts with French and U.K. industrial clients that cover a broad range of waste management services, including treatment, recycling, disposal and/or handling of waste. In the United Kingdom, these integrated services contracts now account for 15% of Vivendi Environnement's industrial waste management revenue.

     ENERGY SERVICES

     The majority of the contracts in the energy services sector involve heating systems management. Contracts to operate district heating systems are typically long-term, lasting up to 20 years. Contracts to operate other heating systems for public or private clients may last up to 16 years. Industrial utilities management contracts usually expire after three to five years, but occasionally run as long as 12 years if we provide cogeneration services as well. Contracts in the facilities management sector are generally in the three- to five-year range. Vivendi Environnement's average energy contract lasts approximately seven years.

     TRANSPORTATION

     Almost all Vivendi Environnement's contracts in the transportation sector are with national, regional and local public authorities. In France and, increasingly, in other countries, contracts are usually based on the concession model. In the United Kingdom, in contrast, private operators run transportation networks under franchise agreements. The rail transportation network in the United

Kingdom is regulated by the Strategic Rail Authority, which has broad power to impose rules regarding schedules, fare structure and safety.

     Ordinarily, Vivendi Environnement's rail contracts last from 12 to 20 years, while its road contracts typically last for four to 12 years, a disparity due to the greater investment required in the rail transportation sector.

     COMPLIANCE WITH LAWS AND REGULATION

     We are subject to a variety of laws that prohibit companies from bribing foreign officials for the purpose of obtaining or keeping business. We have taken precautions and instituted a number of procedures to comply with these laws, but we cannot assure you that our precautions will protect us against liability. In particular, we may be held responsible for actions taken by our local representatives or agents, regardless of our ability actually to control them. We have created a senior executive position of ethical manager and an ethics program designed to maximize compliance with applicable laws and regulations.

                                OTHER BUSINESSES

     REAL ESTATE

     As part of our strategy of focusing on our core communications and environmental businesses, we have decided to withdraw from the real estate business. In order to facilitate this withdrawal, we restructured Compagnie Generale d'Immobilier et de Services ("CGIS"), our wholly-owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. We sold 100% of Nexity, formed out of our ongoing property businesses, in July 2000. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. We hold these assets on our balance sheet at their current market value. Pending their sale, Nexity will manage Vivendi Valorisation's residual assets. Vivendi Valorisation's revenue represented 34% of CGIS's total revenue for 1999.

REAL ESTATE                                                   1999     1998     1997
-----------                                                   -----    -----    -----
                                                                    (E MILLION)
Revenue.....................................................  1,686    1,818    1,445
Adjusted EBITDA*............................................     92       20     (122)
Operating Income............................................     37       (3)     (55)

-------------------------

* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this registration statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     VIVENDI VALORISATION

     Activities. The principal assets of Vivendi Valorisation include land and land development rights, commercial property (owned and leased) and loans extended to finance commercial property sales. The majority of these assets are associated with our past involvement in long-term residential and commercial property development projects. Given the complexity and the long-term nature of our contractual obligations in these projects, our assets cannot easily be transferred or sold. We intend to divest these assets as and when opportunities arise. A dedicated team of approximately 30 Nexity professionals will manage the assets of Vivendi Valorisation pending their sale.

     - Land and Land Development Rights.

       -- Paris Area. Vivendi Valorisation owns land and development rights, and a partially-constructed building, at La Defense, near Paris. Vivendi Valorisation has committed to sell these assets for about E 210 million, subject to certain conditions.

       -- South of France. Vivendi Valorisation retains land and land development rights in two large development projects in La Napoule and Antibes in southern France. Development and urbanization authorizations for both sites were cancelled by local authorities. We will seek to obtain the approval of the local authorities to develop or redevelop some of the land before selling it.

       -- Germany. Vivendi Valorisation owns land and related assets in Babelsberg, 20 miles outside of Berlin. We have developed one-third of the marketable portion of this land, and sold or leased 23%.

     - Commercial Property Interests. Vivendi Valorisation continues to hold significant interests in a number of large building complexes acquired in connection with past development projects. While Vivendi Valorisation owns certain minor buildings outright, the majority of these interests take the form of long-term leases from third party owner-investors, with rents paid by Vivendi Valorisation and guaranteed by us, coupled with purchase options in favor of Vivendi Valorisation and/or us.

       -- Philip Morris/Danton. In 1996, CGIS transferred to Philip Morris three office buildings constructed as part of the Danton development project at La Defense. CGIS agreed to lease back the buildings for 30 years at progressively rising rents, payment of which was guaranteed by us. Vivendi Valorisation has an option to purchase the buildings in 2011 for E 714 million and in 2020 for E 434 million.

       -- Berlin. In 1996, we purchased three defeasance structures for building complexes in Berlin. CGIS sold each structure to, and leased it back from, a third party.

       -- Loan Assets. CGIS provided financing to buyers of a number of its properties, such as Philip Morris (a loan of E 117 million) and SITQ (a loan of E 207 million).

     CONSTRUCTION

     On February 10, 2000, as part of our strategy of focusing on our two core businesses, we sold 34.4% of Vinci to a number of institutional investors. The sale reduces our stake in Vinci to 16.9%. We appointed four of Vinci's 18 directors. We have committed not to engage in further sales of Vinci shares until 2001, except to Vinci itself. On July 17, 2000, Vinci launched a friendly exchange offer for the construction company Groupe GTM. If the offer is consummated, our stake in the combined entity, which will be the world's largest construction firm, will be diluted to approximately 9% of the outstanding share capital.

                                                                  1999     1998     1997
                                                                  -----    -----    -----
                                                                        (E MILLION)
        CONSTRUCTION
        Revenue.................................................  8,903    7,886    8,009
        Adjusted EBITDA*........................................    428      271      244
        Operating Income........................................    176       82       (4)

-------------------------

        * Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of its business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, Adjusted EBITDA, as defined in this registration statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     Vinci is Europe's leading construction company and is, based on its current structure, one of the ten largest construction groups in the world in terms of total 1999 sales. Vinci's principal activities are organized into five divisions: building and civil engineering; road construction; electrical engineering and electrical works; heating, cooling and architectural finishing operations; and concessions. In 1999, Vinci had consolidated revenue of E 8.9 billion. We fully consolidated Vinci in our accounts in 1997, 1998 and 1999. We intend to account for Vinci using the equity method in 2000.

                            OUR BUSINESS AS A WHOLE

EMPLOYEES

     As of December 31, 1999, we employed approximately 290,000 people worldwide:

                                                                  AT DECEMBER 31, 1999
                                                             APPROXIMATE NUMBER OF EMPLOYEES
                                                             -------------------------------
COMMUNICATIONS
Telecommunications.........................................               8,400
Audiovisual and Pay Television.............................               4,000
Publishing and Multimedia..................................              20,000
ENVIRONMENT
Water......................................................              67,000
Waste......................................................              56,000
Energy Services............................................              23,000
Transportation.............................................              34,000
Sithe......................................................               2,100
OTHER*
Real Estate................................................               4,450
Construction...............................................              70,700

-------------------------

* We plan to divest the majority of these operations in 2000.

     FCC has 43,000 employees.

     Our employees' membership in trade unions varies from country to country, and we are party to numerous collective bargaining agreements. As is generally required by law, we renegotiate our labor agreements in Europe annually in each country in which we operate.

     There is no material level of trade union membership in our U.S. operations other than in United States Filter Corporation, where 6.4% of our employees are unionized, and Onyx, where 17% of our employees are unionized.

     A French law enacted in 1998 requires all employers of more than 20 employees in France to implement a 35-hour work week by January 1, 2000. We believe that we are one of the first major companies in France to be in substantial compliance with the new law. We do not expect the law to have a material effect on our business or results of operations.

     Although we have experienced strikes and work stoppages in the past, we believe that relations with our employees are generally good. We are not aware of any material labor arrangement that has expired or is soon to expire and that is not expected to be satisfactorily renewed or replaced in a timely manner.

INTELLECTUAL PROPERTY

     We currently own a significant number of patents in France, the United States and in various countries worldwide. Although we believe that the patents associated with our various operations are of value, we do not consider any of them to be essential to our business.

     Trademarks and brand name recognition are important to our businesses, particularly the Multimedia and Publishing, Audiovisual and Pay Television and Internet segments. We have registered our trademarks and believe that there is significant value associated with them.

INSURANCE

     Some of our important activities outside of France are covered by damage, business loss and civil liability policies that we are required to maintain either by contract or by the institutions that finance these activities. In addition, some investments abroad are covered by political risk policies with the Compagnie d'Assurance Francaise Pour le Commerce Exterieur ("COFACE").

     Our telecommunications, multimedia and publishing, water, energy services, waste management and transportation segments all maintain damage insurance policies (and in some cases, business loss policies) that cover our assets as well as those for which we have contractual responsibility. These segments also maintain liability policies that cover up to E 30 million annually.

     Our U.S. subsidiaries have coverage under separate damage and civil liability insurance policies. The civil liability insurance provides coverage up to E 30 million annually. Moreover, our rail transportation operations are covered by a specific civil liability program with a dedicated pool of 155 million British pounds.

     At the Company-wide level, we have entered into a contract covering civil pollution and environmental policies that provide coverage up to E 30 million for our non-U.S. subsidiaries. In addition to the civil liability programs held by each segment, we have several civil liability excess policies that provide coverage up to E 270 million (with deductibles of E 30 million). These policies cover all subsidiaries of which we own more than 50%. In addition, we have a liability policy that covers the management of those subsidiaries of which we own more than 50% or which we manage.

ENVIRONMENTAL POLICIES

     While our operations and many of our products, services and technologies are aimed at protecting the environment, our activities impact the environment in negative ways as well. To minimize this impact, we have undertaken to enhance the environmental performance of all our business sectors by implementing an environmental protection action plan.

     The first phase of the plan, for the period between 2000 and 2005, will focus on pursuing the following goals:

     - Improving air quality by reducing direct CO(2) emissions produced by our worldwide operations by over 10%;

     - Using water resources properly by increasing control over water losses, creating improved waste water treatment systems and improving the average output rates of water distribution networks;

     - Improving waste management techniques through recovery of biogas, improved treatment of leachates in landfill sites, the development of new recycling processes and improved treatment of incinerator plan emissions;

     - Reducing visual disfigurement of natural landscapes;

     - Conserving soil by reducing pollutants contained in sludge and compost;

     - Increasing the research and development budget for environmental services by 30%; and

     - Improving environmental management by increasing the number of employees certified under ISO 14001 by at least 10% per year and increasing spending on vocational training.

RISK FACTORS

     You should carefully consider the risk factors described below in addition to the other information presented in this registration statement.

     WE MAY SUFFER REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION

     Most of the industries in which we operate are highly competitive and require substantial human and capital resources. Many other companies serve each of the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share or win a competitively bid contract. Competitors may also introduce new technology or services or improve the quality of their service. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

     In addition, content and integration of content with communications access are increasingly important parts of the communications business and are key elements of our strategy. In accordance with that strategy, our Communications business relies on some important third-party content. For example, CANAL+ acquires rights to show feature films and sports events as elements of its programming. As the communications business becomes more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have an adverse effect on our business and financial performance.

     WE MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS AND APPROVALS

     We need to obtain a variety of permits and approvals from regulatory authorities to conduct and expand our businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost of obtaining permits and approvals may be prohibitive. If we are unable to obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner, our ability to achieve our strategic objectives could be impaired.

     DEMAND FOR OUR INTEGRATED COMMUNICATIONS AND ENVIRONMENTAL MANAGEMENT SERVICES MAY BE LESS THAN WE EXPECT

     We believe that important factors driving our growth in the next several years will be increased demand for (1) integrated communications and content services that are accessible through a variety of communications devices and (2) large-scale, integrated environmental management services. Although we expect markets for both types of services to develop rapidly, our expectations may not be realized. If either market does not grow as quickly as we expect, or at all, our profitability and the return we earn on many of our investments may suffer.

     WE MAY NOT BE ABLE TO MEET ANTICIPATED CAPITAL REQUIREMENTS FOR CERTAIN TRANSACTIONS

     We routinely engage in projects that require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and the costs of capital depends on numerous factors, including general economic and capital market conditions, the availability of credit from banks and other financial institutions, investor confidence in our businesses, the success of current projects, the perceived quality of new projects and provisions of tax and securities laws that are conducive to raising capital. We may forego attractive business opportunities and lose market share if we cannot secure financing on satisfactory terms.

     OUR BUSINESS OPERATIONS IN SOME COUNTRIES MAY BE SUBJECT TO ADDITIONAL
RISKS

     We conduct business in markets around the world. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, financing in countries with less than investment grade sovereign credit ratings may not be available. As a result, it may be difficult to create profit-making operations in developing markets.

     CURRENCY EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS AND THE PRICE OF OUR SHARES

     We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro may result in a decline in the reported value, in euros, of our interests held in foreign currencies.

     WE MAY NOT BE SUCCESSFUL IN DEVELOPING NEW TECHNOLOGIES OR INTRODUCING NEW PRODUCTS AND SERVICES

     Most of the industries in which our Communications businesses operate are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. We cannot predict the effect that technological changes may have on our businesses. Our pursuit of necessary technological advances may require substantial investments of time and resources, and we may not succeed in developing marketable technologies in spite of such investments. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments made in those products and to make substantial new investments.

     OUR SHARE PRICE MAY BE SUBJECT TO THE VOLATILITY GENERALLY ASSOCIATED WITH INTERNET AND TECHNOLOGY SHARES

     The market for shares of Internet and technology companies has recently experienced extreme price and volume volatility that has often been unrelated or disproportionate to the operating performance of those companies. Because the value of our company is based in part on our Internet and other high-technology operations, the price of our shares may be subject to similar volatility.

     CHANGES IN ENVIRONMENTAL LAWS AND REGULATIONS COULD DECREASE DEMAND FOR OUR ENVIRONMENTAL SERVICES

     Laws and regulations that require industrial firms and public authorities to make substantial expenditures to meet environmental quality standards and that impose substantial penalties for non-compliance are a principal factor driving demand for our environmental services. If governmental authorities relax the requirements those laws and regulations impose, our customers could have less need for many of our services. Less stringent laws or regulations, or a decline in enforcement of those laws or regulations, could therefore reduce demand for our services.

     PROVISIONS IN MANY OF OUR ENVIRONMENTAL CONTRACTS MAY CREATE SIGNIFICANT RESTRICTIONS OR OBLIGATIONS ON OUR BUSINESS OR ALLOW OUR CUSTOMERS TO MODIFY OR TERMINATE OUR CONTRACTS

     Contracts with governmental entities make up a significant percentage of Vivendi Environnement's revenue. Vivendi Environnement is subject to various statutes and regulations that apply to companies contracting with the government that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the governmental entity to modify or terminate the contract unilaterally in certain circumstances. Modifications and terminations of our contracts with governmental authorities could, to the extent Vivendi Environnement is not entitled to compensation, reduce our revenue and profits.

     Some of Vivendi Environnement's contracts allow its customers to assess a penalty, or to terminate its contract, if it fails to meet specified operating standards. Vivendi Environnement's inability to meet specified operating standards could hurt its business if customers were to terminate or reduce their payments under a sufficient number of these contracts.

     VIVENDI ENVIRONNEMENT MAY INCUR ENVIRONMENTAL LIABILITY IN CONNECTION WITH PAST, PRESENT AND FUTURE OPERATIONS

     Our environmental businesses are subject to extensive and increasingly stringent environmental laws and regulations. These laws and regulations govern, among other things, the quality of water intended for human consumption, the collection, treatment and discharge of waste water, the operation of landfills, the collection and disposal of hazardous waste and the operation of municipal waste incineration plants. In some circumstances, we or Vivendi Environnement could be required to pay fines or damages under these environmental laws and regulations even if:

     - it exercises due care in conducting its operations;

     - it complies with all applicable laws and regulations; and

     - the quantity of pollutant at issue is very small.

     In addition, courts or regulatory authorities may require us or Vivendi Environnement to undertake investigatory and/or remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We or Vivendi Environnement could also become subject to claims for personal injury or property damage. Being required to take such actions, or to pay environmental damages, could hurt our business substantially or affect our ability to obtain new business.

     COMPLIANCE WITH ENVIRONMENTAL LAWS IS COSTLY AND MAY BECOME MORE SO IN THE FUTURE

     Vivendi Environnement has made and will continue to make capital and other expenditures to comply with applicable environmental laws and regulations. For instance, governmental authorities may require Vivendi Environnement from time to time to incur expenditures for pollution control devices, or to upgrade, remove or retrofit equipment used in its operations. Each of our environmental businesses, moreover, may become subject to stricter laws and regulations, and correspondingly greater compliance expenditures, in the future. If Vivendi Environnement is unable to recover any of these expenditures through higher prices, this would adversely affect its operations and profitability.

     SOME PROVISIONS OF OUR STATUTS COULD HAVE ANTI-TAKEOVER EFFECTS

     Our statuts contain provisions that are intended to impede the accumulation of our shares by third parties seeking to gain a measure of control of our company, or so-called "creeping takeovers." For example, our statuts provide doubled voting rights for shareholders who hold shares for two or more years and adjust the rights of shareholders who own in excess of 2% of the total voting power of our company through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place. See "Legal Proceedings," page 59. Because holders of Vivendi ADSs hold their Vivendi ordinary shares through a single depositary, all such holders (other than those who withdraw their shares from the depositary and vote the shares directly) are treated as a single shareholder for purposes of this provision.

     PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE FOR U.S. PERSONS

     Under French law, shareholders have preemptive rights (droits preferentiels de souscription) to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our shares may not be able to exercise preemptive rights for our shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our shares will be unable to exercise their preemptive rights.

     AS A "FOREIGN PRIVATE ISSUER," VIVENDI IS EXEMPT FROM A NUMBER OF RULES UNDER THE EXCHANGE ACT AND, ACCORDINGLY, IS PERMITTED TO FILE LESS INFORMATION WITH THE SEC THAN A COMPANY INCORPORATED IN THE UNITED STATES

     As a "foreign private issuer," Vivendi is exempt from rules under the U.S. Securities Exchange Act of 1934 that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. For example, Vivendi's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Vivendi Universal shares. Moreover, Vivendi Universal is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ITEM 2:  DESCRIPTION OF PROPERTY

     We have operations in over 100 countries; moreover, our activities are predominantly service-oriented. As a result, although some of our businesses own or lease plants and other physical properties, none of these plants or physical properties is individually material to our company as a whole.

     In connection with our waste business, we own or operate approximately 110 sorting, recycling and transfer facilities, 133 solid waste landfill sites and 75 incineration and waste-to-energy transformation facilities worldwide. Collectively, but not individually, these facilities and sites are material to our business. We own approximately two-thirds of the solid waste landfill sites we operate.

     The physical properties of Vivendi Valorisation consist principally of land near Paris, in the South of France, and near Berlin. Vivendi Valorisation also holds interests in commercial property developments near Paris and in Berlin. These properties and interests are described above in "Description of Business -- Other Businesses -- Real Estate," page 49. We do not view these properties as material to our business.

ITEM 3:  LEGAL PROCEEDINGS

     In the ordinary course of our business, we are, from time to time, named as a defendant in various legal proceedings. We maintain comprehensive liability insurance and believe that our coverage is sufficient to ensure that we are adequately protected from any material financial loss as a result of any legal claims made against us.

     BT filed a request for arbitration against us with the International Court of Arbitration on March 8, 2000, alleging that we breached the Cegetel Shareholders' Agreement by agreeing with Vodafone to establish a joint venture to develop and market Vizzavi. Specifically, BT claims that by creating and marketing Vizzavi, we are violating the provision of the Cegetel Shareholders' Agreement that requires the Cegetel Shareholders to conduct their telecommunications operations in France exclusively through Cegetel. Prior to the final decision being rendered, the marketing and commercialization of the Vizzavi multi-access portal will continue by Vivendi in France as well as in the rest of the world by Vivendi and Vodafone. The transfer of Vizzavi France to the joint venture between Vivendi and Vodafone and the sale of the Cegetel shares held by Mannesmann to Vivendi will not take place until the final decision of the arbitral tribunal has been rendered. BT had requested the arbitrator to enjoin us from marketing and commercializing Vizzavi while the arbitration is pending. We expect that the final decision will be rendered before the end of the year. We believe BT's allegations to be without merit and we intend to defend vigorously the arbitration.

     Five complaints have been filed in federal court in the Central District of California on behalf of putative former shareholders of United States Filter Corporation, which we acquired in 1999. These putative class actions seeking to represent all former public shareholders of United States Filter Corporation name Vivendi, Jean-Marie Messier and certain of our affiliates as defendants and assert violations of U.S. securities laws on the ground that payments made to three members of United States Filter Corporation's management, which were stated in the tender offer documents for United States Filter Corporation to have been made with respect to their employment arrangements, were allegedly additional consideration to these executives for the purchase of their United States Filter Corporation shares. The complaints allege that the U.S. securities regulations requiring that all shareholders receive the same consideration for shares sold in a tender offer were thereby violated, and seek damages in an unspecified amount. The complaints have been consolidated with a lawsuit filed on March 23, 1999 by putative shareholders of United States Filter Corporation against its former directors, alleging that they breached their fiduciary duties by accepting the merger proposal and failing to maximize shareholder value. An amended consolidated complaint dated July 7, 2000 combines allegations of the U.S. securities laws violations described in the preceding paragraph with claims for breach of fiduciary duties against former directors of United States Filter Corporation. If these lawsuits are ultimately determined adversely to us they could have a material adverse effect on our financial position. We believe the allegations to be without merit and intend to defend the suits vigorously.

     PSG, a unit of our U.S. subsidiary Aqua Alliance, is cooperating with an ongoing investigation by the Department of Justice into allegations that some members of the Houston City Council received illegal payments from various individuals in transactions among PSG, its consultants and municipal officials with respect to the awarding of certain municipal contracts. Upon learning of the investigation, Aqua Alliance initiated an independent investigation into these matters and placed PSG's then Chief Executive Officer on administrative leave of absence with pay. The PSG Chief Executive Officer, who has denied any wrongdoing, resigned from PSG on December 4, 1996. Aqua Alliance received a subpoena from the Department of Justice following a March 24, 2000 meeting between the Department of Justice and the company. Formal and informal document requests made by, and conversations with representatives of, the Department of Justice suggest that the scope of the investigation includes whether representatives and consultants of PSG, retained by PSG to assist it in advising the City of Houston regarding the privatization of Houston's water and wastewater system, made or were involved in the making of any illegal payments. To date, no charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or governmental authority. However, because the government's investigation is still underway and is conducted largely in secret, we cannot provide any assurance as to whether governmental authorities will ultimately bring criminal charges or assert civil claims resulting from this investigation.

     Lawsuits were filed on September 22, 1999 and February 10, 2000 in the Commonwealth Court in Arecibo, Puerto Rico against, among others, Compania de Aquas de Puerto Rico ("CAPR"), an indirect subsidiary of Vivendi Environnement. The complaints allege that CAPR, which operates numerous water and water treatment plants in Puerto Rico, has unlawfully allowed its Barceloneta plant to emit offensive odors and toxic substances into the environment, and has thereby harmed the health of the plaintiffs, a group of local residents. We do not believe the suits will have a material adverse effect on our business and intend to defend them vigorously.

     A lawsuit was filed on April 7, 2000 in the Commercial Court of Paris by the Association de Defense des Actionnaires Minoritaires seeking invalidation of a provision of our statuts that adjusts the rights of shareholders who own in excess of 2% of the total voting power of our company through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place. The complaint alleges that the provision improperly limits the number of votes that a proxy may carry and improperly assimilates the voting rights of different shareholders. We believe the allegations to be without merit and intend to defend the suit vigorously.

ITEM 4:  CONTROL OF REGISTRANT

     We are not directly or indirectly owned or controlled by another corporation or by any governmental entity.

     To the best of our knowledge, there are no shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights. The total common shares owned by our officers and directors as a group (24 persons) represented .05% of our outstanding common shares and .04% of our voting shares as of February 16, 2000. Pursuant to our statuts, each of our directors and officers must own at least 750 of our shares.

ITEM 5:  NATURE OF TRADING MARKET

THE PARIS BOURSE

     Our shares have been listed on the Paris Bourse since 1853 and are included in the CAC40 Index. Authorized financial institutions that are members of the Paris Bourse trade securities listed on the Premier Marche or the Second Marche of the Paris Bourse. Securities listed on the Premier Marche trade continuously on each business day from 9:00 A.M. to 5:30 P.M. (Paris time), with a pre-opening session from 7:45 A.M. to 9:00 A.M. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. The Paris Bourse has introduced continuous electronic trading during trading hours for most listed securities. ParisBourse(SBF) S.A. manages and operates the Paris Bourse. ParisBourse(SBF) S.A. publishes a daily official price list that includes price information on listed securities.

     ParisBourse(SBF) S.A. places securities listed on the Premier Marche, the Second Marche or the Nouveau Marche, depending on their trading volume. ParisBourse(SBF) S.A. has placed our shares in the category known as Continu A, which includes the most actively traded securities. The minimum daily trading volume required for a security to be in Continu A is twenty trades or FF 250,000, equal to E 38,112.

     ParisBourse(SBF) S.A. may suspend trading in a security listed on the Premier Marche if the quoted price of the security exceeds specific price limits defined by its regulations. In particular, if the quoted price of a Continu A security varies by more than 10% from the previous day's closing price, ParisBourse(SBF) S.A. may suspend trading in that security for up to 15 minutes. It may suspend trading for a further 15 minutes if the price again varies by more than 5%. ParisBourse(SBF) S.A. may also suspend trading of a security listed on the Premier Marche in other limited circumstances, including, for example, when there is unusual trading activity in the security. In addition, the Conseil des Marches Financiers, the organization with general authority over French stock exchanges, may also require ParisBourse(SBF) S.A. to suspend trading in exceptional cases.

     Traders of securities listed on the Premier Marche settle their trades either in the cash settlement market (marche au comptant) or in the monthly settlement market (marche a reglement mensuel). Our shares will settle in the monthly settlement market. There are two ways to settle trades in this market. One option is to settle on the third trading day following the trade (reglement immediat). The second option is to elect on the determination date (date de liquidation), which is the sixth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision until the determination date of the following month. Stock exchange authorities have announced plans to eliminate the monthly settlement mechanism after September 22, 2000.

     Equity securities traded on the monthly settlement market are transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on the monthly settlement market during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account is credited with an amount equal to the dividend paid and the seller's account is debited by the same amount.

     In March 2000, ParisBourse(SBF) S.A. announced that it would merge with the Brussels and Amsterdam exchanges in order to create the Euronext stock exchange. The Euronext is due to begin operations in September 2000. Future coordination among the different exchanges may require ParisBourse(SBF) S.A. to change some or all of the procedures and practices we have described in this section.

PRICE INFORMATION ON THE PARIS BOURSE

     The table below shows the high and low prices in euros on the monthly settlement market of the Paris Bourse for our shares for the periods indicated. The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks included in the marche a reglement mensuel of the Paris Bourse to the total market capitalization of the same stocks on December 31, 1987. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France.

                                                                     E
                                                              ----------------
                                                              PRICE PER SHARE
                                                              ----------------
CALENDAR PERIOD                                                HIGH      LOW
---------------                                               ------    ------
1998
First Quarter...............................................  72.35      49.4
Second Quarter..............................................  71.85     51.69
Third Quarter...............................................  65.81     49.75
Fourth Quarter..............................................  52.99     38.62
1999
First Quarter...............................................  92.95     72.33
Second Quarter..............................................   81.1      69.6
Third Quarter...............................................   83.7     65.05
Fourth Quarter..............................................  92.95      61.1
2000
First Quarter...............................................  150.0      79.1
Second Quarter..............................................  122.0      85.3

     On July 10, 2000 the closing sale price of our shares on the Paris Bourse was E 90.00.

PURCHASE OF OUR OWN SHARES

     Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

     - to reduce our share capital by canceling the shares we purchase with our shareholders' approval at an extraordinary general meeting;

     - to provide shares to our employees under a profit-sharing plan or stock option plan; or

     - to acquire up to 10% of our share capital, provided our shares are listed on a regulated market (e.g., the Premier Marche, the Second Marche or the Nouveau Marche). To acquire our shares for this purpose, we first must file a note d'information that has received the approval, or visa of the Commission des Operations de Bourse ("COB") and obtain our shareholders' approval at an ordinary general meeting.

     We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase shares to reduce our share capital or to provide shares to our employees in an amount that would result in us holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital or, if we have different classes of shares, 10% of the shares in each class.

     We must hold any shares we repurchase in registered form. These shares must also be fully paid up. Shares we repurchase are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

     The shareholders may, at an extraordinary general meeting, decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

TRADING IN OUR OWN SHARES

     Under Reglement no 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. Trades by a company in its own shares will be permitted if:

     - they are executed on behalf of the company by only one intermediary in each trading session (except that, during the issue period of any securities, more than one intermediary can be involved if the trades are made to ensure the success of the issuance);

     - no block trades are made at a price above the current market price; and

     - each trade is made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

     If a company's shares, like our shares, are continuously quoted (cotation en continu), then a trade will be permitted only if it meets three further requirements:

     - the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price;

     - the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

     - the trade must not account for more than 25% of the average total daily trading volume on the Paris Bourse in the shares during the five trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like our shares, are traded on the monthly settlement market.

     We are not permitted to trade in our own securities during the 15-day period before the date on which we make our consolidated or annual accounts public. We are also prohibited from trading in our own shares when we are in possession of non-public information that, if disclosed, would have a significant impact on the market price of our securities.

     After making an initial repurchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

AMERICAN DEPOSITARY SHARES

     American Depositary Shares ("ADSs"), each representing one-fifth of a nominal share, have been traded over the counter in the United States since June 1995. The Bank of New York serves as depositary with respect to the ADSs. As of December 31, 1999, 24,328,220 ADSs were outstanding in the United States. This program will remain in effect after the listing of our ADSs on The New York Stock Exchange.

PRICE INFORMATION FOR ADSS

     The table below shows the high and low prices in dollars for ADSs representing our shares for the periods indicated.

                                                                       $
                                                              --------------------
                                                                 PRICE PER ADS
                                                              --------------------
CALENDAR PERIOD                                                 HIGH        LOW
---------------                                               --------    --------
1998
First Quarter...............................................  $11.1250    $ 8.6667
Second Quarter..............................................  $14.2500    $10.9583
Third Quarter...............................................  $15.8750    $12.8750
Fourth Quarter..............................................  $17.1667    $12.1250
1999
First Quarter...............................................  $19.9167    $16.2083
Second Quarter..............................................  $17.2917    $14.5000
Third Quarter...............................................  $17.2500    $13.8750
Fourth Quarter..............................................  $18.2500    $13.3125
2000
First Quarter...............................................  $27.6250    $17.0000
Second Quarter..............................................  $23.1250    $16.6875

SHAREHOLDING IN FRANCE AND THE UNITED STATES

     As of May 31, 2000 we had 605,508,712 shares outstanding. We estimate that as of that date, approximately 47.33% of our shares traded on the Paris Bourse were held by French residents and approximately 8.61% by residents of the United States. We believe that the first fiscal year in which we had more than 300 U.S. shareholders was 1998.

     As of July 10, 2000, there were 43 registered holders of ADRs in the United States holding a total of 35,922,715 ADRs.

ITEM 6:  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     French company law currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in us. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

     - the acquiring party's intentions; and

     - the acquiring party's ability to elect directors, and financial reliance by us on the acquiring party.

     French exchange control regulations currently do not limit the amount of payments that we may remit to nonresidents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

ITEM 7:  TAXATION

     On August 31, 1994, the United States and France signed a tax treaty (the "Treaty"). The following is a general summary of the principal tax effects that may apply to you as a holder of our shares for purposes of U.S. federal income tax and French tax, if all of the following apply to you:

     - you own, directly or indirectly, less than 10% of our share capital;

     - you are:

         a citizen or resident of the United States for United States federal income tax purposes;

         a United States domestic corporation; or

         otherwise subject to United States federal income taxation on a net income basis in respect of your shares of our company;

     - you are entitled to the benefits of the Treaty under the "Limitations of Benefits" article of the Treaty;

     - you hold your shares of our company as capital assets; and

     - your functional currency is the U.S. dollar.

     YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF OUR SHARES, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares as parties to a conversion transaction, among others. Those special rules are not discussed in this Registration Statement. The summary is based on the laws, conventions and treaties in force as of the date of this Registration Statement, all of which are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

TAXATION OF DIVIDENDS

     WITHHOLDING TAX AND AVOIR FISCAL

     We will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

     - You must complete French Treasury Form RF1 A EU-No. 5052, "Application for Refund," and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares, including, among other things, the dividend rights, at the Centre des Impots des Non Residents, 9 rue d'Uzes, 75094 Paris Cedex 2, France.

     - If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

       -- you are a resident of the United States for purposes of the Treaty;

       -- your ownership of our shares is not effectively connected with a permanent establishment or a fixed base in France;

       -- you own all the rights attached to the full ownership of the shares, including, among other things, the dividend rights;

       -- you meet all the requirements of the Treaty for the reduced rate of withholding tax; and

       -- you claim the reduced rate of withholding tax.

     If you have not completed Form RF1 A EU-No. 5052 or the simplified certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with Form RF1 A EU-No. 5052 before December 31 of the calendar year following the year during which the dividend is paid.

     The Application for Refund, together with instructions, can be obtained from the U.S. Internal Revenue Service or from the Centre des Impots des Non Residents (9, rue d'Uzes, 75094 Paris Cedex 2, France) upon request. After completing it, you send it to the Centre des Impots des Non Residents at the same address.

     Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit called the avoir fiscal. The avoir fiscal is generally equal to 50% of the dividend paid for individuals, or 40% of the dividend paid for shareholders other than individuals. You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

     - you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty;

     - you are a U.S. corporation, other than a regulated investment company;

     - you are a U.S. corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of our company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

     - you are a partnership or trust that is a resident of the United States for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and payment of the avoir fiscal.

     If you are eligible, you may claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities at the Centre des Impots des Non Residents (9, rue d'Uzes, 75094 Paris Cedex 2, France) before December 31 of the year following the year in which the dividend is paid. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors, as applicable, must make this attestation.

     Specific rules apply to the following:

     - tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403 of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

     - various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

     Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and that they satisfy the filing formalities specified in Internal Revenue Service regulations.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent they are paid or declared paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source "financial services" income for foreign tax credit purposes.

     Also for U.S. federal income tax purposes, the amount of any dividend paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of euros or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     - first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those shares; and

     - second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

     THE PRECOMPTE

     A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of:

     - profits that have not been taxed at the ordinary corporate income tax rate, or

     - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     If you are not entitled to the full avoir fiscal (as described above), you may generally obtain a refund from the French tax authorities of any precompte paid by us with respect to dividends distributed to you. Under the Treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte that we actually pay in cash, but not to any precompte that we pay by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impots des Non Residents.

     For U.S. federal income tax purposes, the amount of the precompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the precompte will generally constitute foreign source "financial services" for foreign tax credit purposes. The amount of any precompte paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French Francs on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euros or French francs.

TAXATION OF CAPITAL GAINS

     If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares, unless you have a permanent establishment or fixed base in France and the shares you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares in the same manner as you would if you were to sell or exchange any other shares held as capital assets. Any gain or loss will generally be U.S. source gain or loss. If you are an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

     PFIC

     We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

     - 75% or more of our gross income is passive income; or

     - our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

     If we were to become a PFIC, the tax applicable to distributions on our shares and any gains you realize when you dispose of our shares may be less favorable to you. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you purchase our shares.

FRENCH ESTATE AND GIFT TAXES

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your shares by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

     - you are domiciled in France at the time of making the gift, or at the time of your death; or

     - you used the shares in conducting a business through a permanent establishment or fixed base in France, or you held the shares for that use.

FRENCH WEALTH TAX

     The French wealth tax does not generally apply to shares if the holder is a resident of the United States for purposes of the Treaty.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments on the shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

ITEM 8:  VIVENDI SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," page 76, and our consolidated financial statements, beginning on page 128.

     Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to our consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP as they relate to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," page 76, for a discussion of accounting changes, business combinations and dispositions of business operations that affect the comparability of the information provided below.

     The information below and our consolidated financial statements are reported in euros. For your convenience, we have also presented U.S. dollar amounts, calculated at the rate of E .995 to U.S.$1.00, which is the noon buying rate at December 31, 1999.

                                             AT AND FOR THE YEAR ENDED DECEMBER 31,
                              --------------------------------------------------------------------
                               U.S.$                               EUROS
                              --------    --------------------------------------------------------
                                1999        1999        1998        1997        1996        1995
                              --------    --------    --------    --------    --------    --------
                                           AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA
INCOME STATEMENT DATA:
Amounts in accordance with
  French GAAP
  Revenue...................  41,814.0    41,622.5    31,737.1    25,476.6    25,293.4    24,843.3
  Revenue outside France....  17,911.3    17,829.3    10,313.0     8,204.8     7,793.0     7,212.2
  Operating income..........   2,291.0     2,280.5     1,331.4       595.5       546.4       211.8
  Exceptional items, net....    (841.7)     (837.8)      249.3       878.6       139.8      (208.4)
  Goodwill amortization.....     614.8       612.0       209.5       374.7       146.8       155.6
  Minority interest.........       5.3         5.3       212.2      (115.1)      (56.4)     (194.0)
  Net income................   1,438.0     1,431.4     1,120.8       822.0       297.7      (562.0)
  Basic earnings per
     share..................       2.7         2.7         2.5         2.1         0.8
  Dividends per share.......       1.0         1.0         0.9         0.8         0.6         0.6
Amounts in accordance with
  U.S. GAAP
  Shareholders' Equity......  17,032.5    16,954.5    10,258.4          --          --          --
  Net income................     247.2       246.1       565.2          --          --          --
  Basic EPS.................      0.48        0.48        1.29          --          --          --
  Diluted EPS...............      0.47        0.47        1.25          --          --          --

                                             AT AND FOR THE YEAR ENDED DECEMBER 31,
                              --------------------------------------------------------------------
                               U.S.$                               EUROS
                              --------    --------------------------------------------------------
                                1999        1999        1998        1997        1996        1995
                              --------    --------    --------    --------    --------    --------
                                           AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA
BALANCE SHEET DATA (AT
  PERIOD END):
Amounts in accordance with
  French GAAP
  Total Shareholders'
     Equity.................  10,942.3    10,892.2     7,840.2     6,846.7     5,134.7     4,600.2
  Minority interest.........   4,071.0     4,052.4     2,423.0     1,742.3       825.9       921.5
  Total assets..............  83,157.8    82,777.0    48,982.4    39,365.2    36,624.9    35,339.5
  Total long term assets....  45,549.5    45,340.9    26,072.6    20,810.4    19,098.4    18,377.9
  Net cash provided by
     operating activities...   1,415.9     1,409.4     2,897.9     1,601.1     2,502.0     3,112.6
  Capital expenditure.......   6,822.7     6,791.5     4,478.2     2,713.3     2,134.4     2,843.2
  Net financial debt........  22,937.6    22,832.6     6,502.1     4,177.0     6,874.6     7,875.7
OTHER DATA
  Adjusted EBITDA(1)........   5,259.1     5,235.0     3,453.0     2,144.2     2,003.8     1,795.1

-------------------------

(1) Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA, as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

     For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                                      AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                      U.S.$                 EUROS
                                                     -------    -----------------------------
                                                      1999       1999       1998       1997
                                                     -------    -------    -------    -------
                                                               AMOUNTS IN MILLIONS
RECONCILIATION OF ADJUSTED EBITDA WITH
  OPERATING INCOME:
  Telecommunications...............................   1,379      1,372        674        331
  Publishing and Multimedia........................     419        417        355
  Audiovisual and Pay Television...................      86         86         13         (7)
  Internet.........................................     (51)       (51)        (4)

                                                      AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                      U.S.$                 EUROS
                                                     -------    -----------------------------
                                                      1999       1999       1998       1997
                                                     -------    -------    -------    -------
                                                               AMOUNTS IN MILLIONS
COMMUNICATION......................................   1,833      1,824      1,038        324
  Water............................................   1,327      1,320        830        787
  Waste Management.................................     622        619        495        355
  Energy Services..................................     390        388        341        265
  Transportation...................................     183        182        144         97
  FCC..............................................     273        272        119
ENVIRONMENT........................................   2,795      2,781      1,929      1,504
SITHE..............................................     193        192        256        218
CONSTRUCTION AND REAL ESTATE.......................     521        520        291        122
OTHERS.............................................     (83)       (82)       (61)       (24)
ADJUSTED EBITDA*...................................   5,259      5,235      3,453      2,144
  Amortization and depreciation....................  (2,690)    (2,678)    (1,832)    (1,314)
  Expenses of replacement and repair of
     installation..................................    (278)      (276)      (290)      (235)
OPERATING INCOME...................................   2,291      2,281      1,331        596

-------------------------

* Adjusted EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. We consider operating income to be the key indicator of the operational strength and performance of our business and adjusted EBITDA to be a pertinent comparative measure for investors. Adjusted EBITDA should not be considered an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, adjusted EBITDA as defined in this Registration Statement may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

DIVIDENDS

     Under French law and our statuts, our statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profits or losses carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our statuts.

     Dividends paid to holders of ADSs evidenced by ADRs will generally be subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of ADRs who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, or tax credit, in an amount equal to 40% or 50% depending on the beneficiary of any dividends paid by us, less applicable French withholding tax. See "Taxation," page 67, for a summary of certain U.S. federal and French tax consequences to holders of ADRs. Holders of ADRs should consult their own tax advisors with respect to the tax consequences of an investment in the ADSs. Dividends paid to holders of ADRs will be subject to a charge by the depositary for any expenses incurred by the depositary of the ADRs in the conversion of francs to dollars.

     The table below sets forth, for the years indicated, the amount of dividends paid per share, without including the French avoir fiscal, and the amount of dividends paid per share, including the French avoir fiscal (before deduction of any French withholding tax). The amount of dividends per ADS has been translated into dollars and adjusted for the one-to-five ratio of shares to ADS. An annual dividend is paid in each year in respect of the prior year.

                                                                                 DIVIDEND FOR
                                           DIVIDEND PER                          ADS INCLUDING
YEAR TO WHICH             DIVIDEND        SHARE INCLUDING     DIVIDEND PER       AVOIR FISCAL
DIVIDEND RELATES(1)     PER SHARE(2)      AVOIR FISCAL(3)        ADS(4)             (3)(4)
-------------------    ---------------    ---------------    ---------------    ---------------
1995.................  E 1.72    $2.18    E 2.58    $3.28    E 0.34    $0.44    E 0.52    $0.66
1996.................    1.83     2.03      2.74     3.05      0.37     0.41      0.55     0.61
1997.................    2.29     2.51      3.43     3.78      0.46     0.50      0.69     0.75
1998.................    2.75     2.94      4.13     3.88      0.55     0.52      0.82     0.77
1999.................    1.00     1.10      1.50     1.66      0.20     0.22      0.30     0.33

-------------------------

(1) Under French law, payment of annual dividends must be made within nine months following the end of the year to which they related.

(2) The amount of dividends per share have been translated into euros using the fixed exchange rate of E 1.00 -- FF 6.5597.

(3) Payment equivalent to the French avoir fiscal, or tax credit, less applicable French withholding tax, will be made by the French State only after receipt of a claim for such payment and, in any event, not before January 15 of the year following the calendar year in which the dividend is paid. Certain U.S. tax-exempt holders of ADRs will not be entitled to full payment of avoir fiscal. See "Taxation," page 67.

(4) Translated solely for convenience into dollars at the Noon Buying Rates on the respective dividend payments date, or on the following business day if such date was not a business day in the United States. Avoir fiscal amounts have been converted into dollars at the Noon Buying Rate on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rate may differ from the rate that may be used by the depositary to convert euros to dollars for the purpose of making payments to holders of ADRs.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our operations should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described in "Description of Business -- Our Business as a Whole -- Risk Factors," page 54. Our results may differ materially from those anticipated in these forward-looking statements.

     Since the introduction of the euro on January 1, 1999, our functional and reporting currency has been the euro. Accordingly, we have prepared our 1999 consolidated financial statements in euros. The consolidated financial statements for prior years have been prepared in French francs and have been restated in euros for each period presented using the official fixed exchange rate E 1 = FF 6.55957. Therefore, the consolidated financial statements for prior years depict the same trends that would have been presented had they been presented in French francs. However, because they were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the French franc and restated them in euros. See Note 2 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies -- Introduction of the Euro."

OVERVIEW

     We grew substantially in the 1997-99 period, both in terms of revenue (E
25.5 billion in 1997 compared to E 41.6 billion in 1999, representing a 27.8% compound annual growth rate) and operating income (E 596 million in 1997 compared to E 2.3 billion in 1999, or a 95.7% compound annual growth rate). Revenue generated by our Communications division grew at an annual rate of 126.9%, from E 1.7 billion to E 8.6 billion, and its operating result went from a E 199 million loss to a E 552 million profit. In the Environment business, revenue increased by 25% a year to E 22.4 billion, and operating income by 40% per year to E 1.6 billion.

     Our growth was driven by both significant internal revenue growth (9.5% a year over the period) in our Communications and Environmental divisions, and through our policy of selective acquisitions in our core strategic businesses.

INTERNAL GROWTH

     COMMUNICATIONS

     Our goal is to become a leading European communications company. We intend to achieve that goal by aggressively expanding our ability to provide high-value added content and services over the full range of media: Internet, television, print and mobile and fixed telephony. In the 1997-99 period, following this strategy has resulted in internal growth of 50% a year.

     - ACCESS

     Our provision of access to communications services expanded rapidly in the 1997-99 period, chiefly due to a dramatic increase in demand for our mobile telecommunications services, which grew an average of 54% per year during the period. Cegetel's mobile phone subscriber base grew by more than 5 million during the period (from 2.23 million at the end of 1997 to 7.34 million at the end of 1999). Meanwhile, operating income reached E 581 million in 1999, compared to a E 40 million loss in 1997. SFR benefited from the dramatic expansion of the French market, where the mobile telephony penetration rate has tripled from 10% at the end of 1997 to 33.8% at the end of 1999. SFR was able to maintain its market share at 36% while generating more revenue per subscriber than its main competitors.

     Internal growth in telecommunications was also the result of Cegetel's expansion in the fixed-line consumer and professional markets, which were opened to competition in January 1998. Cegetel also benefited from growth in the Internet and data communications markets, which together represented the bulk of its fixed-line market growth over the 1997-99 period. Cegetel's revenue in the fixed-line market rose from E 28.5 million in 1997 to E 143.5 million in 1999. In the long distance fixed-line segment, Cegetel had 1.1 million clients as of December 31, 1999, having had none at the end of 1997.

     - CONTENT

     Our publishing and multimedia segment generated internal growth of 6.2% over the period, helped by an improving advertising market in France and by the launch of several new periodicals. We expect the Seagram transactions to spur substantial internal growth in both our content and access activities. See "Description of Business -- General -- Recent Developments," page 8.

     ENVIRONMENT

     In the 1997-99 period, our Environment division capitalized on its historic competitive advantages to generate internal revenue growth of 8%. Primarily as a result of a E 266 million cost cutting program we were able to achieve internal growth in operating income of 11%.

     Internal revenue growth was principally due to a number of new contracts, including contracts to:

     - provide water and wastewater services to the city of Berlin through a partnership with RWE and Allianz (generating annual revenue of approximately E 600 million) (the "Berlin water contract").

     - operate the Stockholm metro (annual revenue of approximately E 180 million) (the "Stockholm metro contract").

     - operate a rail franchise from Hillside to Melbourne, Australia (annual revenue of E 120 million, beginning September, 1999) (the "Melbourne contract").

     As a result of these and other new contracts, we had at the end of 1999 more than 80 million clients in the water sector, waste management capacity of 25 million tons a year, 40,000 energy services customers and transportation volume of one billion passengers a year.

     GROWTH TRENDS AND MATERIAL UNCERTAINTIES

     We believe that we can continue to achieve substantial growth in 2000 and beyond. The key industry factors that will enable us to sustain significant internal growth in our two core businesses are:

     - In the Communications division, continuing growth in the mobile telephony sector, particularly in mobile data and wireless internet services, and increasing demand for multimedia services, which we intend to exploit by leveraging our key content assets, including those we will acquire in the Seagram transactions.

     - In the Environmental division, the acceleration of the trend towards privatization in the municipal market. Ten percent of the worldwide operating and management ("O&M") water market is currently privatized. We estimate that this percentage will grow to 35% by 2015. Similarly, although the O&M industrial water market is only 1% privatized today, it is growing at over 20% a year. We anticipate similar growth trends in our other environmental businesses.

     The factors that may cause our expectations not to be realized include, but are not limited to, those described in "Description of Business -- Our Business as a Whole -- Risk Factors," page 54.

EXTERNAL GROWTH

     The following is a summary of some of the material transactions and developments during the 1997-99 period in each of our core businesses.

     COMMUNICATIONS

     Over the 1997-99 period, we supplemented the strong internal growth in our Communications businesses discussed above by entering into joint ventures and acquisitions that significantly expanded our telecommunications, audiovisual and publishing assets.

     TELECOMMUNICATIONS

     - Cegetel acquired a 49.9% ownership interest in TD through investments made in July 1997 and December 1998 for a total price of E 518.2 million (the "TD acquisition"). Through this acquisition, SNCF and Cegetel agreed jointly to make use of TD's fixed long distance network. We account for TD using the equity method. TD reduced our net income by E 17.1 million in 1998 and by E 1.1 million in 1999.

     - In accordance with our strategy of developing an international telecommunications customer base through acquisitions in high-potential countries, we purchased a 49% interest in a joint venture with Elektrim, a company that controls the leading Polish mobile telephony operator and the Polish cable operator Bresnam. The acquisition took place in December 1999. The total purchase price was E 1,198.8 million.

     AUDIOVISUAL AND PAY TELEVISION

     - We purchased an additional 15% interest in CANAL+ in September 1999 for E 1,374 million, increasing our total interest in CANAL+ to 49% and giving us control of the company. CANAL+ would have reduced our operating income by E 23 million in 1999 had it been included for the full year.

     - Also in September 1999, we acquired a 24.4% equity interest in BSkyB, the leading pay-television company in the United Kingdom and Ireland, through a merger with Pathe and a purchase of BSkyB shares from Granada and Pearson. The total purchase price was E 1,258.8 million. We account for BSkyB using the equity method. BskyB reduced our net income by E 13.7 million in 1999, and would have reduced net income by E 141 million had it been included for the full year.

     - In July 2000 we issued a series of exchangeable notes with an aggregate principal amount of E 1.44 billion. Each note has a nominal value of E
       24.22 and is exchangeable for one share of BSkyB stock. We may elect to give noteholders who exercise their exchange rights the cash equivalent of the then-prevailing market price of the BSkyB stock rather than the stock itself. The notes bear interest at 1% per annum and are scheduled to mature on July 20, 2003.

     PUBLISHING AND MULTIMEDIA

     Acting on our belief that controlling content and value-added services is a key competitive advantage for a telecommunications operator, we made a number of substantial content-related acquisitions in the 1997-99 period. We acquired 29.3% of Havas, then a multi-services communications company, in February 1997 and merged with it effective January 1, 1998. In 1998 and 1999, we significantly expanded Havas' international presence through a number of acquisitions:

     - At the end of 1998, we acquired Cendant Software (now Havas Interactive), the world's second leading developer of educational and games computer software, for E 678 million (the

       "Havas Interactive acquisition"). Havas Interactive contributed E 47.4 million to our operating income in 1999 (E 66.7 million before amortization).

     - In September 1998, we acquired Anaya, a Spanish publishing firm, for E
       199.7 million (the "Anaya acquisition"). Anaya contributed E 30 million to our operating income in 1998 and E 10.2 million in 1999 (in 1998, the contribution reflected Anaya's results only for the second half of the year, when its performance is generally superior to that achieved in the first half).

     - In August 1999, we acquired MediMedia, a company specializing in the publication of medical information, for E 237 million (the "MediMedia acquisition"). MediMedia contributed E 10.7 million to our operating income in 1999.

     Havas contributed E 252 million to our operating income in 1998 and E 355 million in 1999. We believe that its contribution to the value of our company is even greater than these numbers suggest, however. Through Havas, we have dramatically increased the library of content we can offer users of our communications systems; as a result, we believe that we have substantially enhanced the value of those systems.

     ENVIRONMENT

     Over the 1997-99 period, we complemented internal growth in our environmental businesses with growth delivered by joint ventures and acquisitions that significantly expanded our asset base:

     WATER

     - Vivendi Water revenue grew 27% a year over the period. Internal growth averaged 4.7% a year, helping lead to our E 10.7 billion in 1999 environmental revenue. Meanwhile, operating income grew by 44% a year to E 793 million in 1999, including internal growth of 7% a year, partially as a result of a cost reduction program initiated in 1997.

       Pursuant to our strategy of making opportunistic acquisitions of environmental companies, we complemented our internal growth primarily through the acquisition of United States Filter Corporation, the world's leading manufacturer of water equipment and water treatment systems (the "United States Filter Corporation acquisition"). We acquired United States Filter Corporation in April, 1999 for E 5,801 million. United States Filter Corporation contributed E 339 million to our operating income in 1999. It would have contributed E 475 million had it been included for the full year.

     WASTE

     - Revenue in the waste sector grew 26% a year over the 1997-99 period, reaching E 3.5 billion in 1999, with a balance of internal growth and acquisitions. Growth in operating income was similar. Our primary waste-related acquisitions were in furtherance of our strategy of expanding in both Europe and the United States. They included:

      -- a controlling stake in Superior Services, a U.S. waste management company, acquired in June 1999 for E 932.2 million (the "Superior Services acquisition"). Superior Services contributed E 25 million to our operating income in 1999 and would have contributed E 29 million had it been included for the full year;

      -- E 103.5 million of hazardous waste-related assets from Waste
         Management, Inc. in March 1999 (the "Waste Management acquisition"). These assets contributed E 13.3 million to our operating income in 1999, and would have contributed E 26 million had they been included for the full year; and

      -- a controlling stake in Leigh Interest, a British waste management company, acquired in August, 1997 for E 185.5 million (the "Leigh Interest acquisition"). Leigh Interest contributed E 21.1 million to our operating income in 1998 and, combined with our other U.K. units, E 36.8 million in 1999.

     TRANSPORTATION

     Revenue in transportation grew 21% a year over the 1997-99 period, reaching E 2.4 billion in 1999, with a mix of internal growth, primarily as a result of new contracts, and acquisitions. Operating income growth was 45% per year, caused in part by productivity gains. Our primary transportation-related acquisition was our purchase in December 1997 of a controlling stake in Linjebuss, the leading transportation company in Scandinavia, for E 156 million (the "Linjebuss acquisition"). Linjebuss contributed E 16.3 million to our operating income in 1998 and E 7 million in 1999.

     FCC

     In October 1998, in order to reinforce our presence in the fast growing Spanish market, we acquired a 49% interest in the holding company that owns 56.5% of FCC (the "FCC acquisition"). We acquired this interest for E 794.2 million. We proportionally consolidated FCC in our financial statements based on our interest in the holding company. FCC contributed E 75 million to our operating income in 1998 and E 191 million in 1999.

     DIVESTITURES

     In 1995, we were involved in dozens of unrelated businesses. That year, we began to implement a long-term strategy of focusing on just two: communications and environmental services. We pursued that goal aggressively in the 1997-99 period, making substantial disposals of non-core assets.

     COMMUNICATIONS

     In communications, the bulk of our streamlining effort in 1997-99 was directed towards focusing Havas, which was highly diversified when we acquired it, on its multimedia and publishing operations. To that end, we sold:

     - Havas' yellow pages businesses to France Telecom for E 411 million;

     - IP, an advertising management agency, to CLT for E 207 million; and

     - Havas Voyages, a travel agency, to American Express Voyages, for E 167 million.

     The proceeds of these sales have been distributed to Havas' shareholders as part of Havas' merger with our company. Further sales included:

     - Havas' billboard advertising operations to the Decaux group for E 877 million (the "billboard advertising sale"), generating a capital gain of E 575 million;

     - 9% of Havas Advertising to a group of investors for E 198.4 million (the "Havas Advertising sale"), generating a capital gain of E 148.7 million; and

     - our interest in Audiofina to Groupe Bruxelles Lambert for E 704.1 million at the end of 1999, leading to a capital gain of E 275.2 million (the "Audiofina sale").

     CONSTRUCTION AND REAL ESTATE

     We disposed of a substantial number of non-core real estate assets in 1997-99, including E 1.2 billion of real estate assets to Unibail, Accor, Blackstone and Colony in 1999 (the "1999 real estate sales"), and E 640 million of real estate assets to SITQ in 1997 (the "SITQ sale").

     OTHER

     Other disposals of non-core assets included our sale of 24.6% of Electrafina, a holding company with investments in Suez Lyonnaise des Eaux, Audiofina and a number of international oil operations, to Groupe Bruxelles Lambert for E 1.1 billion in June 1998 (the "Electrafina sale").

BASIS OF PRESENTATION

     INCLUSION OF ACQUISITIONS

     Information regarding businesses and interests we acquired between January 1, 1997 and December 31, 1999 is included only from the date of acquisition. For example, we include only eight months of results for United States Filter Corporation because we acquired it at the end of April 1999. Subject to that qualification, the information below consolidates all of the businesses and interests we held at the end of 1999.

     FORMATION OF VIVENDI ENVIRONNEMENT

     Vivendi Environnement was formed at the end of 1999. It brings together the majority of our water, waste management, energy services and transportation businesses, as well as our interest in FCC. We transferred Generale des Eaux, Dalkia, United States Filter Corporation, Companie Generale d'Entreprises Automobiles and our interest in FCC to Vivendi Environnement in December 1999. We have not transferred all our environment-related subsidiaries or contracts to provide environmental services. The following information related to our environmental segments includes (i) certain environment-related operations, contracts and subsidiaries not currently part of Vivendi Environnement and (ii) our interest in Sithe, although we have not transferred that interest to Vivendi Environnement and do not intend to do so. We have agreed to transfer to Vivendi Environnement the operating income we receive under some environmental contracts that we have not yet transferred to Vivendi Environnement.

     DISPOSITION OF REAL ESTATE ASSETS

     In 1995, we regrouped our real estate business in our wholly owned subsidiary CGIS. In response to the real estate crisis of the early 1990's in France, CGIS substantially restructured the business and entered into a divestiture program pursuant to which it has sold over E 3 billion of real estate assets since 1995.

     In 1999, as part of this divestiture program, CGIS sold 40 hotels, mainly in Paris, and a group of office, retail and multi-purpose facilities (with 299,250 square meters of leaseable space and ancillary areas and 2,956 parking spaces).

     These sales resulted in the recognition of a net capital loss of E 384 million.

     As part of our strategy of focusing on our two core businesses, Communications and Environment, we have decided to withdraw from the real estate business in 1999. As a result:

     - we sold Nexity to a group of investors in July 2000. Nexity (formerly New
       CGIS) regroups our ongoing real estate businesses. No significant capital gain arose from this disposal; and

     - we intend to sell Vivendi Valorisations (formerly CGIS Cantonnement) assets whenever favorable opportunities arise. Vivendi Valorisations regroups various real estate assets that cannot easily be transferred or sold. As part of this strategy, we have reviewed the value of our real estate assets through a future cash-flow analysis and, as a result, have recognised an additional reserve of E 890 million in our 1999 accounts.

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

     In total, we incurred real estate-related losses of about E 240 million in 1999, net of reversal of provisions and deferred tax assets.

     TAXES

     We file a consolidated tax return for all our French subsidiaries in which we have an ownership interest of 95% or more, as does Vinci. We booked deferred tax assets on net operating loss carryforwards and on timing differences when, in our opinion, it was more likely than not that some or all of the deferred tax assets would be realized. At each closing date, in light of the forecasted taxable incomes of each tax entity, we reviewed such judgments.

     At the end of 1998, we concluded that only a portion of our tax group's total tax loss carryforwards and timing differences could be offset against future taxable income. We estimated that only the losses expiring in 2002 and 2003 would be used. In 1999, we initiated and/or announced a number of transactions from which we anticipate realizing substantial capital gains. Because of the expected increase in our future taxable incomes, we have revalued the expected tax savings of our tax loss carryforwards at E 1 billion.

CONSOLIDATED OPERATIONS: 1999 VS. 1998

     REVENUE

     Our consolidated revenue rose to E 41.6 billion in 1999 from E 31.7 billion in 1998. Of this 31.2% increase, 19.6% resulted from acquisitions, primarily of United States Filter Corporation and Superior Services, Havas Interactive and full effect of our earlier acquisition of FCC. A further 9.7% was due to internal growth, principally in the telecommunications sector. The impact of changes in exchange rates, particularly in the U.S. dollar/euro exchange rate, accounted for the remaining 2%.

     DIVISIONAL ANALYSIS

     Communications had revenue of E 8.6 billion in 1999, compared to E 6 billion in 1998. Of this 43% increase, 23% was the result of internal growth in the telecommunications sector, caused primarily by a significant increase in demand for our mobile telephony services. The remaining 21% resulted from acquisitions, principally of Havas Interactive, MediMedia and CANAL+ (the additional 15% ownership interest acquired in September 1999 caused us to consolidate CANAL+ fully from the fourth quarter of 1999, having previously accounted for our interest using the equity method). The Communications division represented 21% of our revenue in 1999, compared to 19% in 1998 and 6% in 1997.

     Our environmental businesses recorded revenue of E 22.4 billion in 1999, compared to E 16 billion in 1998. Of this 40% increase, 29% is attributable to external growth, principally our acquisitions of United States Filter Corporation and Superior Services. Approximately 8% was due to internal growth, which resulted primarily from the new contracts won during this period and from the full year impact of contracts won in the preceding years. The environmental businesses represented 54% of our revenue, compared to 50.5% in 1998 and 56% in 1997.

     Construction and real estate accounted for E 10.6 billion of our total revenue in 1999, compared with E 9.7 billion in 1998. This 9.3% increase is primarily attributable to acquisitions in the construction sector (3.1%) and internal growth (5.2%), particularly in our housing and commercial real estate businesses. Construction and real estate represented 25% of our revenue in 1999, compared to 30.5% in 1998 and 37% in 1997.

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

     GEOGRAPHIC BREAKDOWN

     The table below summarizes the relative contribution of our business divisions to our 1999 revenue and a breakdown between revenue generated in France and elsewhere.

                                                                OUTSIDE
                                                 FRANCE          FRANCE           TOTAL
                                              ------------    ------------    --------------
                                              VALUE     %     VALUE     %     VALUE      %
                                              -----    ---    -----    ---    -----    -----
                                                              (IN E BILLION)
Communications..............................   6.8      29%    1.7      10%    8.5       21%
Environment.................................  10.0      42%   12.5      70%   22.5       54%
SUBTOTAL ENVIRONMENT AND COMMUNICATIONS.....  16.8      71%   14.2      80%   31.0       75%
Construction & Real Estate..................   7.0      29%    3.6      20%   10.6       25%
                                              ----     ---    ----     ---    ----      ---
TOTAL.......................................  23.8     100%   17.8     100%   41.6      100%

     Our revenue in France totaled E 23.8 billion, compared to E 21.4 billion in 1998 (an 11% increase, most of which came from internal growth (10%)). The majority of this growth was in Communications, which increased its revenue by 34% to E 6.8 billion. It had internal growth of 26%, due largely to the continued strong growth of its French telecommunications operations (up 42% in 1999 to E 4.1 billion). The publishing and multimedia business grew 23% to E 2.7 billion, mostly due to acquisitions. The environmental division's revenue generated in France increased 6% to E 10 billion, with 4% internal growth. Our construction and real estate revenue increased 1.5% to E 7 billion. In total, revenue generated in France in 1999 represented 57% of our total revenue, compared to 67% in 1998.

     Revenue generated outside France increased 73% to E 17.8 billion in 1999, primarily as a result of our acquisitions of United States Filter Corporation and Superior Services and the inclusion of a full year of FCC and Havas Interactive. Internal growth, principally due to the impact of new environmental contracts, accounted for the remainder, or 10%. The Communications division's revenue outside France grew by 107% (5% internally) to E 1.7 billion, or 20% of the division's total revenue. Environmental revenue outside France grew by 88% (13% internally) to E 12.5 billion, or 55% of the total revenue of the division. Construction and real estate revenue outside France increased 28% (3% internally) to E 3.6 billion. In total, business outside France represented 42.8% of our total revenue, compared to 33% in 1998 and 32% in 1997.

     The breakdown of our 1999 revenue outside France by geographic area is as follows:

                                     EURO
                                     ZONE        EUROPE
                                    OUTSIDE    OUTSIDE THE
                                    FRANCE      EURO ZONE     AMERICAS    OTHER    TOTAL    1998
                                    -------    -----------    --------    -----    -----    ----
                                                            (E BILLION)
Communications....................    0.7          0.3          0.6        0.1      1.7      0.9
Environment.......................    3.1          3.6          4.9        0.9     12.5      6.6
SUBTOTAL ENVIRONMENT AND
  COMMUNICATIONS..................    3.8          3.9          5.5        1.0     14.2      7.5
Construction & Real Estate........    2.1          1.0          0.1        0.4      3.6      2.8
                                      ---          ---          ---        ---     ----     ----
TOTAL.............................    5.9          4.9          5.6        1.4     17.8     10.3
                                       33%          28%          31%         8%     100%     100%
                                      ---          ---          ---        ---     ----     ----
1998..............................    4.0          3.8          1.5        1.0     10.3

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

     In Europe, our revenue increased 42.8% to E 10.8 billion in 1999, an increase principally attributable to the integration of the European units of United States Filter Corporation, the inclusion of a full year of FCC and the acquisition of Teerbau, the leading road construction firm in Germany, in May 1999. Internal growth, largely due to the Berlin water contract and the Stockholm metro contract, accounted for the remainder.

     Revenue in the "euro zone" outside France (which includes 10 countries in Western Europe), increased 46.7% to E 5.9 billion, due primarily to the integration of FCC over a 12-month period, the Teerbau and CANAL+ acquisitions, the integration of the European businesses of United States Filter Corporation and the Berlin water contract. Three quarters of the revenue in this category was generated in Germany (E 2.3 billion) and Spain (E 2.1 billion).

     In European countries outside of the euro zone, revenue increased 29% to E
4.9 billion in 1999, largely due to the inclusion of United States Filter Corporation's European businesses and the impact of the Stockholm metro contract. The United Kingdom is our largest market in this region. Our 1999 U.K. revenue was E 3.5 billion, up 17.6% from 1998. The bulk of the increase in the United Kingdom was caused by the inclusion of United States Filter Corporation's European businesses.

     In the Americas, we increased our revenue nearly fourfold in 1999 to E 5.6 billion, principally because of our acquisitions of United States Filter Corporation, Superior Services and Havas Interactive. Internal growth was 23.8%, primarily in the water and waste management sectors.

     In the Asia/Pacific region, revenue reached E 0.8 billion in 1999, including E 0.3 billion in Australia, up 71% from 1998. This growth is attributable primarily to our acquisition of United States Filter Corporation and Havas Interactive and new transportation contracts, especially the Melbourne contract. Our exposure to risks related to emerging markets remained very limited in 1999, as revenue in these areas was approximately E 1 billion, or 2.4% of the yearly total.

     2000 OUTLOOK

     We expect a number of factors to affect our revenue in 2000, including, but not limited to, the following: Our revenue from operations may decline in 2000 due to Sithe's sale of power generating plants and our sale of 33% of Vinci in February. We may make further dispositions of non-core assets in 2000 that would depress our revenue further. On the other hand, we expect our environmental businesses overall to grow in 2000 due to the consolidation of our 1999 acquisitions and the effect of the environmental contracts we won in 1999. In communications, we also expect our revenue to grow as a result of the CANAL+ acquisition, the Seagram transactions (which we expect to close during the fourth quarter of 2000) and continued growth in the telecommunications market. However, although we currently expect our telecommunications revenue to continue to grow at a rapid pace, increasing competition in the industry and potentially increasing costs of acquiring licenses to provide telecommunications services, among other factors, may prevent these expectations from being realized.

     OPERATING EXPENSES

     Our total operating expenses amounted to E 39.3 billion in 1999, a 29.4% increase over 1998. On a comparable basis (excluding the effects of changes in the scope of consolidation, and changes in currency exchange rates), the increase was 8.6%, compared to an increase of revenue of 9.7%. This performance is mainly attributable to the Communications division, where, on a comparable basis, net operating expenses grew by 17% and revenue by 22.9%. This development results primarily from the fact that costs associated with the rapidly-growing telecommunications business in France are largely fixed.

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

     The Environment division's operating expenses grew by 7.5% on a comparable basis in 1999, close to the 7.7% growth in revenue. Productivity gains in our French operations were partially offset by increased development costs associated with our international expansion.

     OPERATING INCOME

     Operating income amounted to E 2.28 billion in 1999, a 71.3% increase over 1998 (33.5% on a comparable basis). Revenue grew 9.7% on a comparable basis, causing a 1.3% improvement (to 5.5%) in our operating margin of 1.3% to 5.5% in 1999. The remainder of the operating income increase is attributable primarily to the acquisitions described above.

     The table below summarizes the contributions of our business segments to our 1999 and 1998 operating income:

                   1999 OPERATING INCOME                       1999       1998
                   ---------------------                      -------    -------
                                                                 (E MILLION)
Telecommunications..........................................    350.6       22.5
Multimedia and Publishing...................................    354.5      252.2
Audiovisual and Pay Television..............................   (102.7)      (4.8)
Internet....................................................    (50.8)      (6.4)
SUBTOTAL COMMUNICATIONS.....................................    551.6      263.5
Water.......................................................    792.7      405.0
Waste.......................................................    277.7      225.8
Energy Services.............................................    297.3      290.5
Transportation..............................................     96.1       75.2
FCC.........................................................    190.5       74.5
SUBTOTAL ENVIRONMENT........................................  1,654.3    1,071.0
Construction................................................    175.7       82.4
Real Estate.................................................     36.8       (3.0)
SUBTOTAL CONSTRUCTION AND REAL ESTATE.......................    212.5       79.4
Other.......................................................   (137.9)     (82.6)
TOTAL.......................................................  2,280.5    1,331.3

     Operating income generated by our Communications division doubled to E
551.6 million (and grew by a factor of 2.4 on a comparable basis), representing 24% of our total operating income, compared to less than 20% in 1998. This growth came primarily from our telecommunications business, where operating income rose from E 22.5 million to E 350.6 million. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of E 581 million, up from E 291 million in 1998, and improved its operating margin to 16% from 11% in 1998. In addition, Cegetel's fixed telephony business start-up losses were materially reduced, from E 264 million in 1998 to E 215 in 1999. Finally, the multimedia and publishing sector generated a 40% increase in operating income, a gain that resulted equally from the integration of our acquisitions and from an improvement in Havas' profitability. These increases were partially offset by CANAL+'s operating loss of E 92.8 million, and by start-up losses of E 50.8 million generated by our Internet businesses.

     Operating income generated by our environmental businesses reached E 1.7 billion in 1999, up from E 1.1 billion in 1998. This 54.4% increase is attributable primarily to the consolidation of United States Filter Corporation, which contributed approximately E 339.1 million to our 1999 operating income. Internal growth, primarily resulting from new environmental contracts such as those described above, was 9.8%.

     Our environmental businesses contributed 73% of our operating income in 1999, compared to slightly over 80% in 1998.

     Construction and real estate's contribution to our operating income nearly tripled to E 212.5 million, compared to E 79.4 million in 1998. On a comparable basis, operating income grew 61%, primarily resulting from a general improvement in European construction markets, the refocusing of our businesses on higher margin segments (particularly road building and engineering as opposed to pure construction works), and the general recovery of the French real estate market.

     FINANCIAL EXPENSES/INCOME

     Our net financial expense was E 220.1 million in 1999, as compared with a profit of E 9.3 million in 1998. This decline was due largely to an increase of E 463.9 million in our financing costs, which grew as a result of our 1999 acquisitions. As a result of the hedging policy we put in place at the end of 1998, our average cost of debt fell from 5.45% to 5.13% between 1998 and 1999 despite rising interest rates. Allowances for financial provisions were E 162.9 million in 1999, down from E 298 million in 1998. This decrease was caused principally by lower allowances for financial risks due to the cancellation of certain real estate risks. We recognized E 450.6 million in capital gains in 1999 (down from E 553.2 million in 1998), primarily in connection with the sale of portfolio securities, including the sale of treasury shares and shares of Alcatel and Saint-Gobain. We recorded a E 102.6 million exchange profit primarily as a result of the increase in the value of the U.S. dollar against the euro, compared to a loss of E 10.4 million in 1998.

     INCOME FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS AND TAXES

     Our income from operations before exceptional items and taxes reached E 2.1 billion in 1999, up 53.7% from 1998. This growth resulted from the improvement of the operating income described above.

     EXCEPTIONAL ITEMS, DEPRECIATION, AMORTIZATION AND PROVISION FOR EXCEPTIONAL ITEMS

     In 1999, we recorded a net exceptional loss of E 837.8 million, compared to a E 249.3 million profit in 1998. The following items explain the 1999 net exceptional loss:

     - E 650.8 million in capital gains, of which E 575.4 million was realized in connection with Havas' billboard advertising business sale; E 275.2 million in connection with the sale of our 18.7% interest in Audiofina; and E 148.7 million in connection with the sale of 9% of Havas Advertising. These gains were partially offset by a pre-tax capital loss of E 386.7 million incurred in connection with the sale of CGIS's real estate assets;

     - E 1.42 billion in exceptional charges, of which nearly E 800 million consisted of provisions related to real estate assets, particularly the multi-year construction programs, which we revalued to facilitate the process of selling them; E 318.5 million in provisions related to the accelerated write-off of CANAL+ digital set-top boxes that must be replaced sooner than expected by a new generation of equipment made necessary by the development of multi-access portals; and

     - E 95.1 million in restructuring expenses, net of allowances and releases, which break down by business as follows:

       -- E 34.5 million related to the water business. Cost cutting measures consist of a rationalized and unified policy of purchases, a unified human resources policy, and the reorganization of

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

          the international activities of certain entities (as a result of the purchase accounting principles, the United States Filter Corporation restructuring provisions have no effect on the income statement);

       -- E 28.1 million attributable to the energy services businesses, mainly in connection with the reorganization of our U.K. operations;

       -- E 25.1 million incurred in the construction businesses in connection with rationalization programs, especially in France and Germany, and with the implementation of new technology by our civil engineering business. The European construction markets were affected by the global recession and required rationalization programs at the end of the 1990's. At the beginning of 2000, we sold our majority stake in Vinci; consequently, there will be no additional restructuring costs and provisions accounted for in our financial statements; and

       -- E 7.4 million attributed to our multimedia and publishing businesses
          (as a result of our use of the purchase accounting treatment, the Anaya and Medimedia restructuring provisions have no effect on the income statement).

     Vivendi implemented these plans in order to improve its operating margin ratio (operating income divided by revenue), restore the profitability of loss-making entities and integrate newly acquired companies. They consist of cost cutting programs, rationalization of administrative and commercial structures and development of new synergies. Vivendi expects these plans to have a significant positive effect on its operating income for year 2000 and the years thereafter.

     INCOME TAXES

     Our income taxes and deferred tax result for 1999 is a profit of E 0.8 billion, compared to an expense of E 90 million in 1998. As noted above, the E
0.8 billion profit is due to the fact that we recognized in 1999 a deferred tax asset of E 1 billion.

     GOODWILL

     Goodwill amortization increased significantly in 1999. This increase is due primarily to strategic acquisitions, particularly of United States Filter Corporation (goodwill amortization of E 30 million) and Havas Interactive (goodwill amortization of E 28 million) as well as from Vivendi Environnement (goodwill amortization of E 45 million). As a result of the United States Filter Corporation acquisition, and as part as of the restructuring of our activities in the United States, we wrote down the goodwill related to Aqua Alliance (E 92 million) and its subsidiaries (E 90 million).

     EQUITY IN EARNINGS OF AFFILIATES

     Our share in the net income of affiliated companies accounted for by the equity method amounted to E 32.9 million in 1999, compared with E 42.5 million in 1998. As in 1998, this category consisted primarily of the net income generated by Cofiroute (E 26 million compared with E 21.4 million in 1998), Havas Advertising (E 11.3 million compared with E 13.6 million in 1998) and General Utilities' U.K. subsidiaries (E 21.3 million compared with E 17.4 million in 1998).

     CANAL+, which was fully consolidated during the last quarter of 1999, was accounted for using the equity method for the first nine months of 1999. CANAL+ and its subsidiaries contributed a negative E 20 million to our net income, compared with a negative E 9.6 million in 1998. BSkyB contributed a negative income of E 13.7 million.

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

     NET INCOME

     Our consolidated net income rose 27.7% to E 1,431.4 million in 1999. This corresponds to net earnings per share of E 2.7, as compared with E 2.46 in 1998, a 10% increase. In 1999, due to a capital increase, the average number of shares grew from 455.6 million to 529.6 million.

     As noted above, the impact of our real estate business on our total 1999 net income was negative E 240 million.

SEGMENT OPERATIONS: 1999 VS. 1998

     The following discussion explains in more detail developments within each of our divisions in terms of revenue, expenses and operating income.

     COMMUNICATIONS

     TELECOMMUNICATIONS -- REVENUE: E 4.1 BILLION (+42.7%) -- OPERATING INCOME:
     E 350.6 MILLION (VERSUS E 22.5 MILLION IN 1998)

     Cegetel's revenue increased by 42% to E 4.0 billion. This growth was due in part to the performance of SFR, whose revenue increased by 37% to E 3.7 billion in 1999, largely as a result of a 73% increase in its user base, from 4.25 million customers at the end of 1998 to 7.34 million at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew from 19% at the end of 1998 to 34% at the end of 1999. Monthly usage per customer increased from 210 minutes in 1998 to 240 minutes in 1999.

     Cegetel's growth was partially offset by a 16% decrease in its average revenue per customer, from E 63 to E 53, which resulted primarily from lowered prices. Price declines were caused by intense competition in the French market and of the increased popularity of prepaid, rather than contract, arrangements. Prepaid customers represented 32.8% of SFR's total customer base at the end of 1999, up from 14.5% at the end of 1998. Prepaid customers generated average monthly revenue of E 23, compared to E 59 for the average contract customer. Moreover, SFR suffered from an increase in non-revenue generating mobile-to-mobile calls, and from a 20% decline in fixed-to-mobile rates implemented in September 1999 at the request of the ART.

     Our fixed telephony business revenue more than doubled to E 317 million in 1999, compared to E 147 million in 1998. Cegetel 7's revenue almost tripled to E 143 million. This growth is due largely to a 700,000 increase in Cegetel 7's subscriber base, from 400,000 in 1998 to 1.1 million in 1999 (traffic tripled to 1.6 billion minutes as well), partially offset by an average 25% price decrease, principally the result of the intense competition in this segment of the French telecommunications market. Cegetel 7 was able to win a market share of approximately 7% in 1999, half of the market share relinquished by France Telecom to its competitors. Cegetel Entreprises' revenue doubled to E 175 million, coming from a sharp increase in traffic (which almost quadrupled to 1.1 billion minutes), mitigated by significant price pressure on voice products.

     Finally, in 1999, we increased our ownership interest from 40% to 100% in the Hungarian fixed telephony operator Magyar Telecom, and therefore consolidated it for the first time. Revenue generated by Magyar Telecom totaled E 24 million.

     In 2000, we expect significant growth in Cegetel's revenue as a result of increasing mobile phone usage in France, but we expect this growth to be partially offset by continued price pressure. Price pressure could relent, however, with the introduction of new mobile data services. On the fixed telephony side, we also expect strong growth in 2000.

     Expenses rose 31.5% to E 3.7 billion, compared to an increase in revenue of 42.7% on an approximately comparable basis. The change is mainly attributable to the fact that SFR's average customer acquisition cost increased by 7% to E 276 due to intense competition, particularly in the last quarter of the year. Other cost items per gross customer materially decreased, especially technical and information technology costs. Overall, the total cash cost per new customer declined by 13% to E 47. Cegetel expects a sharp increase in its revenue in 2000, and consequently a significant increase in its acquisition costs, which should be offset by decreases in other cost items per customer.

     Operating income for our telecommunications businesses increased to E 350.6 million from E 22.5 million in 1998. Cegetel accounted for E 366 million of the 1999 total, having contributed E 27 million in 1998. Cegetel's contribution was partially offset by a E 15 million operating loss generated by the international operations of VTI, particularly the newly consolidated Magyar Telecom, and development and overhead expenses.

     Within Cegetel, SFR's operating income doubled to E 550 million, while its revenue increased by 37% to E 3.7 billion. This performance was due to the decline in the average cost per marginal mobile phone user, explained above, which resulted in an improvement in operating margin from 11% to 16%.

     Cegetel 7's operating loss significantly decreased to E 58 million, compared to a E 102 million loss in 1998, due to a leaner cost structure and a 30% drop in customer acquisition and customer care costs.

     Cegetel Entreprises' operating loss decreased from E 193 million to E 148 million in 1999, due to a cost control program put in place in early 1999 and network restructuring. These efforts were partially offset by continued high interconnection costs to France Telecom's network.

     MULTIMEDIA AND PUBLISHING -- REVENUE: E 3.3 BILLION (+15.3%) -- OPERATING
     INCOME: E 355 MILLION (+40%)

     Our multimedia and publishing businesses generated revenue of E 3.3 billion in 1999, up from E 2.9 billion in 1998. This 15.3% increase is principally attributable to our acquisition of Havas Interactive, which accounted for E 536 million in revenue. The increase on a comparable basis was 3%. Forty percent of the revenue was generated outside France, compared to 27% in 1998, reflecting the integration of Havas Interactive (which generated 80% of its revenue in the United States), Medimedia, the world leader in drug information (75% of revenue outside France) and Anaya, the leading Spanish publisher of educational publications (revenue of E 188 million in 1999). Seventeen percent of the revenue in this segment came from electronic media (mostly educational and game CD-ROMs) compared to 5% in 1998.

     Havas accounts for the bulk of the revenue in this category, with two main divisions:

     - the Business and Professional division recorded revenue of E 1.3 billion, up 9% from 1998, mostly due to an outstanding advertising market for professional publications in France and in the United Kingdom, and to the integration of MediMedia for six months.

     - the General Public division's revenue amounted to E 1.5 billion, up 60% on 1998, mostly due to the integration of Havas Interactive. The performance of the general literature and the education and reference segments were offset by the adverse performance of the France Loisirs book club.

     In 2000, we expect total revenue of the multimedia and publishing segment to be fairly stable, with the continued growth of Havas Interactive being offset by the deconsolidation of the advertising billboard business (which generated E 274 million in revenue over six months in 1999). Moreover, despite the refocusing of Havas on publishing and multimedia, its revenue remains approximately 30% dependent (down from 50% in 1997) on the advertising market, which may not be as strong as it was in 1999. Finally, Havas Interactive's multimedia revenue could be adversely affected by continued price pressure in educational and games computer software, particularly in the United States, or by possible delays in the launch of new products.

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

     Expenses rose 12.9% to E 3.0 billion. On a comparable basis, expenses rose 1.7% and revenue rose 3%. This improvement is due primarily to the restructuring plan implemented in 1998 following our acquisition of Havas. It has resulted in strong growth in operating margin, from 3% in 1997 (based on the accounts of the former Havas group) to 9% in 1998 and 11% in 1999. Going forward, we will continue to pursue restructuring efforts in newly acquired companies, particularly Havas Interactive and Anaya.

     The multimedia and publishing businesses contributed E 354.5 million to our operating income in 1999, an increase of E 102.3 million from 1998, largely because of the acquisitions described above. On a comparable basis, operating income increased by 25%, mainly because of a E 22 million reversal of operating provisions linked to cancellation of expected risks. Internal growth was 3%, and resulted largely from productivity enhancements in our French operations.

     AUDIOVISUAL -- REVENUE: E 1.15 BILLION -- OPERATING LOSS: E 102.7 MILLION

     Our audiovisual segment contributed E 1.15 billion to our total revenue in 1999, including CANAL+'s October through December contribution of E 951 million. Until September 30, we accounted for CANAL+ using the equity method; before that date, we did not include CANAL+ revenue in our total revenue. One-third of CANAL+'s 1999 revenue was generated outside of France, mainly in other European countries.

     Expenses amounted to E 1.0 billion, due in part to the fact that CANAL+ was consolidated only for the fourth quarter when customer acquisition costs are typically high.

     Our audiovisual operating loss of E 102.7 million, up from a E 4.7 million loss in 1998, was largely the product of CANAL+'s loss of E 92.8 million. The CANAL+ loss was due in part to its consolidation in Vivendi's 1999 accounts only for the last quarter of the year, and in part to the integration of its subsidiary Telepiu, which contributed a E 65 million operating loss in the fourth quarter 1999. This loss came from the need to invest heavily in customer acquisition in order to maintain Telepiu's leadership in the very competitive Italian pay-television market.

     INTERNET

     Our Internet businesses expanded rapidly in 1999. However, revenue is still not significant, as many operations are still in the early stages of their development. Due primarily to marketing costs and the undeveloped nature of the Internet industry in general, these businesses generated an operating expense of E 50.8 million in 1999, up from a E 6.4 million loss in 1998. The increase results from the costs of developing a larger number of new operations.

     We expect to incur losses of greater magnitude for the next several years in accordance with our strategy of building leading European Internet brands.

     ENVIRONMENTAL SERVICES

     Total revenue in our environmental services sector amounted to E 22.4 billion in 1999, representing an increase of 39.8% over 1998, of which 29% was due to acquisitions, 7.7% to internal growth and the remainder due to the effect of changes in currency exchange rates, particularly the U.S. dollar/euro rate (3.0%). Outside of France, sales increased by 88%, of which 13% was related to internal growth. International sales amounted to E 12.5 billion in 1999.

     Expenses increased by 38.7% to E 20.8 billion in 1999. On a comparable basis, the increase was 7.5%, which is in line with the increase in revenue.

     Operating income from our environmental services sector increased by 54% to E 1.7 billion in 1999. This increase is primarily attributable to the acquisitions of United States Filter Corporation,

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

Superior Services, hazardous waste-related assets from Waste Management and our interest in FCC. On a comparable basis and excluding changes in accounting policies, growth was 9.8%, an increase attributable primarily to new contracts in the water, waste management and transportation segments.

     WATER

     In 1999, our water business generated revenue of E 10.7 billion, an increase of 58.9% over 1998. This increase results principally from the acquisition of United States Filter Corporation, which contributed E 3.6 billion between May 1 and December 31, 1999. Internal growth for water as a whole was 4.7%.

     In France, revenue increased by 5.3% to E 5.5 billion. French water distribution accounted for revenue of E 5.3 billion, an increase of 2.6% over 1998. Approximately one-third of this increase resulted from an increase in the volume of water distribution and two-thirds from price increases. Works contractors (mainly in OTV) generated consistent revenue despite increasing competition. In fiscal 2000, we expect a similar competitive environment, but we expect that the integration of the French operations of United States Filter Corporation will help us increase our market share.

     Internationally, net revenue was E 5.1 billion in 1999 compared to E 1.5 billion in 1998, an increase mostly due to the consolidation of United States Filter Corporation. Internal growth reached 14.8%, due largely to the ramp-up of existing contracts and to newly acquired contracts, particularly the Berlin water contract, which contributed revenue of E 103 million for a two month period.

     Operating expenses rose to E 9.9 billion, an increase of 4.5% on a comparable basis. This increase was slightly less than the internal revenue growth due to cost cutting efforts in France, partially offset by increased international development costs.

     Our water business contributed operating income of E 793 million to our total for 1999, an increase of 95.7%, largely due to United States Filter Corporation, which contributed operating income of E 339.1 million. Growth on a comparable basis stood at 9.2%, compared to an internal revenue growth of 4.7%. This performance was due to continued cost cutting efforts in the French water business. Our overall operating margin rose from 6.2% to 7.4% in 1999.

     In 2000, we expect net revenue to grow significantly as a result of the integration for the full year of United States Filter Corporation and of the Berlin contract. However, this growth could be affected by possible divestitures of certain business units of United States Filter Corporation. We also intend to pursue cost cutting efforts in France and in the United States as part of the integration of United States Filter Corporation. However, labor regulations, particularly in France, could prevent or delay the implementation of cost-cutting measures.

     WASTE MANAGEMENT

     Our waste businesses generated revenue of E 3.5 billion in 1999, representing an increase of 24.1% from 1998. Internal growth was 9.3%, resulting primarily from a number of new contracts. Outside France, revenue growth was 51%, approximately 30% from acquisitions, particularly of the Waste Management assets (which were consolidated over six months and contributed E 181 million), and Superior Services (which was consolidated over five months and contributed E 176 million). An additional 13.5% came from internal growth, and 9.1% from the effect of changes in exchange rates.

     Operating expenses reached E 3.2 billion, up 10% on a comparable basis, slightly more than revenue internal growth, due to higher than expected international development costs.

     Operating income generated by the waste management sector totaled E 277.7 million, an increase of 23%. On a comparable basis, the increase was 11%. The bulk of the growth came from the

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

acquisitions of Superior Services and Waste Management, which contributed E 25 million and E 13 million, respectively, to our operating income.

     In 2000, while we do not expect internal revenue growth to increase materially, revenue should benefit from the full year integration of the acquisitions mentioned above, in addition to smaller acquisitions we expect to make in the United States as part of our strategy to consolidate the position of Superior Services in the solid waste market.

     ENERGY

     Our energy-related revenue increased 10.7% in 1999 to E 3.9 billion (E 2.8 billion from operations conducted within Vivendi Environnement and E 1.1 billion from Sithe). Internal growth was 6%.

     Within Vivendi Environnement, Dalkia's revenue increased 5.2%, primarily (3.5%) due to internal growth caused by the ramp-up of cogeneration contracts in France and Eastern Europe.

     Sithe's contribution to our revenue increased by 14.7%, reflecting the inclusion of the Boston Edison power plants for the full year and the GPU power plants for more than one month.

     Operating expenses for the energy segment reached E 3.6 billion, an increase of 7% on a comparable basis over 1998, compared to a 6% internal growth. While Dalkia's operating expenses grew by a modest 2.4% (versus 3.5% internal growth) due to cost containment measures, Sithe's operating expenses increased by 21.3% as a result of higher than expected development costs, particularly those associated with the acquisition of GPU power plants.

     Energy-related operating income was up 2.3% to E 297.3 million in 1999 (E
170.6 million from Dalkia and E 126.7 million from Sithe). Overall growth on a comparable basis stood at 23%.

     Dalkia's operating income growth rose 25.7% as a result of favorable weather conditions in France, cost control measures, particularly in connection with purchasing and overhead expenses, and the impact of new contracts won in Moravia.

     Operating income contributed by Sithe declined by 29.5% at constant exchange rates. This decline is due to Sithe's assignment to Niagara Mohawk ("Nimo") of certain long-term contracts in 1998. The termination of these contracts was the result of a restructuring required by Nimo, which paid Sithe a E 329 million indemnity in 1998. Excluding the effect of the assigned contracts, Sithe's contribution to our operating income grew 23.3% in 1999, mainly because of the full contribution of the Boston Edison power plants, which benefited from the opening of the New England Power Pool and the non-recurrence of adverse 1998 events at one of its plants.

     In 2000, we expect Sithe's contribution to our revenue to decline as a result of the completed sale of the GPU power plants. We expect substantial growth in Dalkia's revenue, however, as a result of its recent acquisitions in Eastern Europe and increasing demand for cogeneration and its facilities management services.

     TRANSPORTATION

     Our transportation business generated E 2.5 billion in revenue in 1999, up 23.3% from 1998. Growth as a result of acquisitions was approximately 2% and internal growth was 15.2%, the latter resulting primarily from new contracts such as the Stockholm metro contract and the Melbourne contract. The remainder resulted from changes in exchange rates, chiefly the appreciation of the British pound against the euro.

     Operating expenses reached E 2.4 billion, up 16% on a comparable basis, in line with internal revenue growth.

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

     Operating income was E 96.1 million, an increase of 27.7% on 1998 (a 20% increase on a comparable basis). This increase was primarily the result of increased passenger traffic in the United Kingdom, which led to higher productivity in our operations there.

     In 2000, we expect Connex to achieve substantial growth, primarily as a result of its purchase of urban transit assets from Via-GTI. The integration of the new contracts won should improve our operating performance. Our performance could, however, be affected by factors including higher staff costs and/or the results of bidding for renewals of Connex's South Central contract in the United Kingdom.

     FCC

     FCC generated revenue of almost E 4 billion in 1999, of which our 49% share was E 1.9 billion, compared with E 0.8 billion for 6 months of 1998. Approximately E 1.3 billion of our share came from FCC's construction and other businesses and E 0.6 billion from its water and waste operations. Revenue for the second half of 1999 was E 1.0 billion, against E 848 million for the same period of 1998.

     FCC's contribution to our operating income was E 190.5 million in 1999, compared to E 74.5 million for the second half of 1998. Operating income for the same period in 1999 was E 104 million.

CONSTRUCTION AND REAL ESTATE

     Our construction and real estate businesses generated E 10.6 billion in revenue in 1999, up from E 9.7 billion in 1998, a 9.1% increase of which 5.1% came from internal growth. The main acquisitions were Teerbau (which contributed E 457 million in revenue over 6 months), Sogeparc (E 89 million of revenue over 6 months) and Terre Armee International (E 112 million of revenue for the full year). These increases were offset by a E 350 million reduction in revenue that resulted from disposals of real estate assets.

     Internal growth was 3.4% in the construction business and 14.5% in the real estate business, primarily as a result of a general improvement in the French real estate market.

     Our construction and real estate businesses accounted for 9.3% of our total 1999 operating income (E 212.4 million, compared to E 79.4 million in 1998). On a comparable basis, growth was 60.9%.

     CONSTRUCTION

     The construction segment consists primarily of our 49.2% interest in Vinci. Construction's contribution to our total revenue was E 8.9 billion in 1999, up 12.9% from 1998, 3.4% on a comparable basis. In France, revenue was E 5.4 billion, up 5%, largely as a result of a cyclical recovery in European construction markets and a greater emphasis on higher margin contracts with commercial and industrial customers. Revenue outside France was E 3.5 billion in 1999, up 27.4% over 1998, principally due to the Teerbau and Terre Armee acquisitions.

     Operating expenses increased by 2.9% to E 8 billion (on a comparable basis), slower than revenue growth, reflecting continued cost cutting efforts.

     Construction added E 175.7 million to our 1999 operating income, double its 1998 contribution, and up 45.5% on a comparable basis. This increase is due to a sharp recovery in the building and civil engineering businesses in France, a significant increase in road construction contracts and the Sogeparc acquisition.

     In February 2000, Vivendi sold a 32% stake in Vinci, reducing its interest to 16.9%.

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

     REAL ESTATE

     Real estate contributed E 1.7 billion to our 1999 revenue, down from E 1.8 billion in 1998. This 7.3% decrease resulted from the fact that we disposed of assets representing revenue of more than E 350 million during the year. On a comparable basis, property revenue increased 14.5% due to cyclical growth in demand for new housing and commercial real-estate services after several years of weakness in volume and prices.

     Operating expenses increased by 13.3% to E 1.5 billion on a comparable basis, slower than revenue growth, reflecting the significant cost containment program initiated in 1996.

CONSOLIDATED OPERATIONS: COMPANY RESULT 1998 VS. 1997

     REVENUE

     Our consolidated revenue reached E 31.7 billion in 1998, compared with E
25.5 billion in 1997. Of this 24.6% increase, 16.8% resulted from acquisitions, primarily of Havas. A further 9% was caused by internal growth, principally due to increased demand for our telecommunications services. These factors more than offset the effect of changes in exchange rates (-1%).

     Communications had revenue of E 5.9 billion in 1998, compared to E 1.7 billion in 1997. Of this 257% increase, 76.9% was the result of internal growth in the telecommunication sectors, caused primarily by a significant increase in demand for our mobile telephony services. The remaining 180.1% resulted from acquisitions, principally of Havas, which added E 2.9 billion of revenue.

     Our environmental businesses recorded revenue of E 16 billion in 1998, nearly 50.5% of our total revenue for the year. In 1997, revenue generated by those businesses was E 14.3 billion, 56.2% of our total. Of the more than 12% increase in 1998, 8% was due to external growth, principally caused by the FCC acquisition. Approximately 5.6% was due to internal growth, largely in our waste management operations and Sithe.

     Construction and real estate accounted for E 9.7 billion of our total revenue in 1998, compared to E 9.4 billion in 1997. Increases in our housing and hotel revenue caused by improvements in general economic conditions were partly offset by our adoption of a more conservative development strategy in our construction business.

     The table below summarizes the relative contribution of our business divisions to our 1998 revenue and a breakdown between revenue generated in France and elsewhere.

                                                 FRANCE       OUTSIDE FRANCE       TOTAL
                                              ------------    --------------    ------------
                                              VALUE     %     VALUE      %      VALUE     %
                                              -----    ---    ------    ----    -----    ---
                                                              (IN E BILLION)
Communications..............................   5.1      24%     0.8       8%     5.9      19%
Environment.................................   9.4      44%     6.7      64%    16.1      51%
SUBTOTAL ENVIRONMENT AND COMMUNICATIONS.....  14.5      68%     7.5      72%    22.0      70%
Construction & Real Estate..................   6.9      32%     2.8      28%     9.7      30%
TOTAL.......................................  21.4     100%    10.3     100%    31.7     100%

     Our revenue in France totaled E 21.4 billion, compared to E 17.3 billion in 1997, or a 24% increase (10% of which was internal). This growth came primarily from the Communications division, in which revenue increased threefold to E 5.1 billion. Communications had internal growth of 77% due to continued strong growth in the French telecommunication business (which generated revenue of E
2.9 billion, up 78% from 1997). The publishing and multimedia business benefited from the integration of Havas, generating revenue of E 2.2 billion in France. Meanwhile, revenue generated by our French

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

environmental businesses increased 4.5%, of which 3.2% was due to internal growth. Construction and real estate revenue increased by 3.9% to E 6.9 billion. In total, revenue generated in France accounted for 67% of our 1998 revenue.

     Revenue outside France rose to E 10.3 billion from E 8.2 billion in 1997, primarily as a result of the FCC and Havas acquisitions. Internal growth, largely the product of new contracts in the environment sector, was approximately 7.2% (10.3% for our environmental businesses). Revenue generated outside France constituted 32% of our 1998 total revenue (41% for our environmental businesses).

     The breakdown of our 1998 revenue outside France by geographic area is as follows:

                                     EURO
                                     ZONE        EUROPE
                                    OUTSIDE    OUTSIDE THE
                                    FRANCE      EURO ZONE     AMERICAS    OTHER    TOTAL    1997
                                    -------    -----------    --------    -----    -----    ----
                                                           (IN E BILLION)
Communications....................     .4           .2           .1         .1       .8
Environment.......................    1.3          3.4          1.4         .6      6.7     5.4
SUBTOTAL ENVIRONMENT AND
  COMMUNICATIONS..................    1.7          3.6          1.5         .7      7.5     5.4
Construction & Real Estate........    2.2           .2           --         .4      2.8     2.8
TOTAL.............................    3.9          3.8          1.5        1.1     10.3     8.2
                                       38%          37%          15%        10%     100%    100%
1997..............................    5.4                       1.9         .9      8.2

     In Europe, revenue increased 37.4% to E 7.7 billion, an increase principally attributable to the Havas acquisition (Havas contributed E 334.6 million to our revenue in this category) and the FCC acquisition (which contributed E 847.2 million over a six month period). Internal revenue growth in Europe was 5.2%.

     Revenue generated in the euro zone outside France increased 55% in 1998 to E 4 billion, due primarily to the Havas and FCC acquisitions. Almost three-quarters of the revenue in this category was generated in Germany (E 1.5 billion) and Spain (E 1.4 billion).

     In European countries outside of the euro zone, revenue increased 21% to E
3.7 billion in 1998, largely due to the Leigh Interest, Linjebuss and Havas acquisitions (which together contributed E 412 million). Our 1998 U.K. revenue was E 2.9 billion, up 8.5% from 1997. The bulk of the increase was caused by the Leigh Interest and Havas acquisitions. Internal growth in this category was 1.5%.

     In the Americas, our revenue dropped slightly in 1998 to E 1.5 billion, down from E 1.7 billion in 1997. This decline was principally due to our sales of Research Cotrell and Williard and Limbach. On a comparable basis, revenue increased by 15% in this area.

     OPERATING EXPENSES

     Our total operating expenses amounted to E 30.4 billion in 1998, a 22.2% increase over 1997. On a comparable basis, the increase was 8%, compared to a 9% increase in revenue. This performance is mainly attributable to our Communications division, where, on a comparable basis, net operating expenses grew by 57% versus 77% for revenue. As in 1999, this improvement resulted from strong internal growth and the fixed nature of costs in the French telecommunications business.

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

     In the Environment division, operating expenses grew by 5.2% on a comparable basis, close to the 5.6% growth in revenue. Productivity gains in France were partially offset by increased development costs outside France incurred as a result of our international expansion.

     OPERATING INCOME

     Our operating income in 1998 was E 1.3 billion, a 123% increase over 1997. This increase is principally attributable to the Havas and FCC acquisitions, the adoption of new accounting principles for capital leases, pensions and long-term construction contracts (changes that added E 70 million to our 1998 operating income), and improvements in the profitability of our telecommunications, construction and property businesses. On a comparable basis, the increase was 52.3%.

     The table below summarizes the contributions of our business segments to our 1998 and 1997 operating income:

1998 OPERATING INCOME                                          1998       1997
---------------------                                         -------    ------
                                                                (E MILLIONS)
Telecommunications..........................................     22.5    (187.8)
Multimedia and Publishing...................................    252.2        --
Audiovisual.................................................     (4.8)    (10.9)
Internet....................................................     (6.4)       --
SUBTOTAL COMMUNICATIONS.....................................    263.5    (198.7)
Water.......................................................    405.0     383.2
Waste.......................................................    225.8     158.3
Energy Services.............................................    290.5     261.1
Transportation..............................................     75.2      45.4
FCC.........................................................     74.5        --
SUBTOTAL ENVIRONMENT........................................  1,071.0     848.0
Construction................................................     82.4      (3.5)
Real Estate.................................................     (3.0)    (55.3)
SUBTOTAL CONSTRUCTION & REAL ESTATE.........................     79.4     (58.8)
Other.......................................................    (82.6)      5.0
TOTAL.......................................................  1,331.3     595.5

     Operating income was E 1.33 billion in 1998, up from E 590 million in 1997. This 123.4% increase is attributable primarily to the Havas acquisition (which contributed E 252.2 million to our 1998 operating income) and an increased contribution from our telecommunications businesses (E 22.5 million in 1998 compared to an operating loss of E 187.8 million in 1997).

     Communications contributed E 263.5 million to our operating income in 1998, 20% of our total, up from an operating loss of E 198.7 million in 1997. The growth in Communications income resulted mainly from the Havas acquisition and growth in our mobile telephony operations.

     Our environmental businesses had operating income of E 1,071 million in 1998, up 26% from 1997. This increase mainly results from the acquisitions of FCC, Leigh Interest, Linjebuss and Moravskoslezke Teplarny, a Czech energy services company. Excluding changes in the scope of consolidation and at constant exchange rates, growth was 12.7%, primarily due to growth in our waste, energy services and transportation businesses. Our environmental businesses contributed 80% of our operating income in 1998, compared with 142% in 1997.

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

     Our construction and real estate segments significantly increased their operating income in 1998. Operating income in construction increased to E 82.4 million in 1998 from negative E 3.5 million in 1997 due to a general improvement in the electrical works and road construction markets in France. Real estate had an operating loss of E 3 million in 1998, compared to a E 55.3 million loss in 1997. This change resulted from a general improvement in housing markets in France.

     FINANCIAL EXPENSE/INCOME

     Our net financial income was E 9.3 million in 1998, up from negative E
301.1 million in 1997. The change was due largely to a E 439.7 million increase in capital gains, associated primarily with sales of shares of Saint Gobain and treasury stock. Financing costs increased to E 408 million from E 334 million, largely because of changes in our accounting policies regarding capital leases. Despite an increased level of debt (E 6.5 billion as the end of 1997 compared to E 4.2 billion at the end of 1997), financing costs remained stable because of a decrease in the average cost of our debt, which fell from 5.88% to 5.43% in 1998. Allowances for financial provisions were E 298 million, up from E 81 million in 1997. This increase was caused principally by higher allowances for provisions for financial risks related to real estate properties. Other financial income increased from E 6.4 million to E 162.1 million in 1998 as a result of income from call options and swaps, partially offset by the hedging costs associated with the debt hedging policy described above.

     INCOME FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS AND TAXES

     Our income from operations before exceptional items and taxes amounted to E
1.3 billion in 1998, up 356% from 1997. This growth resulted from the increase in operating income and from the reduction of the net financial expense described above.

     EXCEPTIONAL ITEMS/DEPRECIATION, AMORTIZATION AND PROVISIONS FOR EXCEPTIONAL ITEMS

     In 1998, we recorded net exceptional income of E 249.3 million, down from E
878.6 million in 1997. Our net exceptional income for 1998 consisted primarily of capital gains of E 398.7 million recognized in connection with the General Cable and Electrafina sales. A further E 329 million came as an indemnity from Nimo in connection with the assignment of contracts from Sithe. These exceptional profits were partly offset by exceptional expenses of E 346.2 million, including the accelerated write-off of obsolete installations in our telecommunications and waste-to-energy businesses. We also recorded E 68 million in restructuring costs, principally related to cost control measures adopted by our construction business; and provisions of E 64.3 million principally related to changes in tax regulations applicable to our real estate business.

     GOODWILL

     Goodwill amortization decreased significantly in 1998, primarily due to the restructuring that we implemented in 1997 in certain foreign subsidiaries of our water business. This restructuring led us to record allowances mainly for Aqua Alliance (E 105 million) and Mariani (E 31 million) as well as for some of our activities in France (E 67 million).

     EQUITY IN EARNINGS OF AFFILIATES

     Our share in net income of affiliated companies accounted for by the equity method amounted to E 42.5 million in 1998, compared with E 103.6 million in 1997. This category consisted primarily of the net income generated by Cofiroute (E 21.4 million compared to E 19.1 million in 1997), TD (a net loss of E 17.1 million compared to a net loss of E 14 million in 1997) and General Utilities' U.K. subsidiaries (E 7.4 million in both 1997 and 1998). As a result of the merger with Havas, we consolidated E 13.6 million in net income earned by Havas Advertising, E 10.4 million earned by

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Audiofina and a E 9.6 million net loss generated by CANAL+. The net income of affiliated companies was reduced by the Electrafina and General Cable sales, as well as the sale of J.C. Decaux, an urban services company that earned E 13.7 million in net income in 1997.

     NET INCOME

     Our consolidated net income increased 36.3% to E 1,120.8 million in 1998. This corresponds to a net basic earnings per share of E 2.46, up from E2.10 in 1997, a 17% increase. In 1998, due to a capital increase, the average number of shares grew to 455.6 million from 392.2 million.

SEGMENT OPERATIONS: 1998 VS. 1997

     The following paragraphs explain in more detail developments within each of our divisions in terms of revenue, expenses and operating income.

     COMMUNICATIONS

     Communications revenue was E 5,952.1 in 1998, up 257% from 1997. This growth resulted both from acquisitions (180.1%) and from strong internal growth (76.9%).

     Telecommunications revenue was E 2,875.2 million in 1998, up 74.1% from 1997. Cegetel contributed E 2,872.4 million to the total, 83.8% more than it had the previous year on a comparable basis. Cegetel's growth is principally attributable to continued growth in the French mobile phone business.

     Multimedia and publishing revenue was E 2,876.3, resulting from the integration of Havas. Estimated internal growth was 28.5%.

     Expenses rose 205% to E 5.7 billion. On a comparable basis, the increase was 57%, compared with an increase in revenue of 76.9%. The increase in the profit margin is mainly attributable to continued growth in the French telecommunications business.

     Operating income for Communications amounted to E 263.5 million in 1998, compared to a loss of E 198.7 million in 1997. The improvement is due largely to the Havas acquisition (which added E 252.2 million to operating income in 1998) and to increased demand for mobile telephony services (responsible for E 268 million in operating income in 1998, compared to a E 40 million operating loss in 1997).

     TELECOMMUNICATIONS -- REVENUE: E 2.9 BILLION (UP 74.1%) -- OPERATING
INCOME: E 22.5 MILLION (COMPARED TO AN OPERATING LOSS OF E 187.8 MILLION IN
1997)

     Cegetel revenue increased by 78% to E 2.9 billion. SFR's revenue increased by 74% to E 2.7 billion, primarily as a result of a 90.5% increase in its customer base, from 2,230,000 customers at the end of 1997 to 4,250,000 customers at the end of 1998, partially offset by a 19% decrease in the monthly average revenue per customer, from E 77 to E 63. The volume increase was in line with growth in the French mobile telephony market, in which penetration rates increased from 9.8% at the end of 1997 to 18% at the end of 1998. SFR maintained its market share at 38% in this rapidly-growing market. SFR's monthly usage per customer increased from 186 minutes to 210 minutes in 1998. Due to intense competition, the trend towards prepaid charges and an increase in mobile-to-mobile calls, however, revenue per customer fell.

     Our fixed telephony businesses, Cegetel Entreprises and Cegetel 7, had revenue of E 143.5 million in 1998, compared to E 28.5 million in 1997. Cegetel 7's national and international long distance fixed telephony services began operations on February 1, 1998 and generated revenue of E 51 million over the remainder of the year, primarily as a result of recruiting 401,000 subscribers.

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

     Cegetel Entreprises had revenue of E 92.5 million in 1998, compared to E
26.8 million in 1997. This growth resulted primarily from strong growth in traffic, partially offset by price pressure on voice products.

     Expenses rose 58% to E 2.8 billion, compared to a 78% increase in revenue on an approximately comparable basis. The improvement in profit margin is mainly attributable to the fact that SFR's average customer acquisition cost decreased by 20% to E 299, and the fact that other cost items per gross customer decreased 33% to E 17.5.

     Operating income for our telecommunications businesses rose to E 22.5 million following a E 187.8 million loss in 1998. Within Cegetel, SFR's operating income reached E 268 million, compared to a E 40 million loss in 1997. This performance is due to the decline in the average cost per customer, which led to a significant improvement in the operating margin, which reached 13% in 1998.

     Cegetel had an operating loss that increased to E 102 million from E 35 million in 1997. The increased loss was due to expenses incurred in launching the service in February 1998 and price pressure in the last months of the year.

     Cegetel Entreprises' operating loss also increased, from E 83 million in 1997 to E 193 million in 1998, as a result of the increased expenses associated with developing and marketing the business and increased competition in the voice and data transmission markets.

     MULTIMEDIA AND PUBLISHING

     Our multimedia and publishing businesses generated revenue of E 2.9 billion and contributed E 252.2 million to our operating income in 1998. It is not possible to make a useful comparison between the 1997 and 1998 results of our multimedia and publishing sector due to major changes in the scope of the business: In 1998, we sold operations of Havas that accounted for two-thirds of its 1997 revenues.

     AUDIOVISUAL

     Our audiovisual generated revenue of E 200.6 million and a net loss of E
4.8 million in 1998. The financial results of our audiovisual operations prior to 1998 were not material.

     INTERNET

     The financial results of our Internet operations prior to 1999 were not material.

     ENVIRONMENT

     Our environmental businesses experienced revenue growth of 12% in 1998, due to acquisitions (8%) and internal growth (5.6%), partially offset by the adverse effect of currency exchange rate changes (-1.7%).

     Operating expenses were E 15 billion, up 11%. Excluding changes in the scope of consolidation, the increase was 5.2%, slightly below revenue internal growth of 5.6%.

     Operating income of our environmental businesses increased by 26% to E 1,071 million in 1998. This increase is primarily attributable to the FCC acquisition (11.9%) and the integration of Leigh Interest, Linjebuss and Moravskoslezke Teplarny. Excluding changes in the scope of consolidation, currency exchange and accounting policies, growth was 12.7%. This increase was due to the waste, energy services and transportation sectors. Overall, the operating margin of our environmental businesses rose from 6.0% to 6.7%.

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     WATER

     Water revenue increased 4.3% to E 6.8 billion in 1998. Revenue in France increased by 2.5% to E 5.3 billion. International revenue, mainly generated in North America and the United Kingdom, increased 12.6% on a comparable basis to E
1.6 billion, largely due to a new contract in Gabon, which generated revenue of E 144 million (over 18 months), offsetting reductions attributable to our sale of Research Cotrell. The contribution of this sector to our overall operating income was E 405 million, an increase of 5.7%, or 5.1% on a comparable basis and at constant exchange rates.

     WASTE MANAGEMENT

     Waste revenue increased 28.7% to E 2.8 billion in 1998. Internal growth was 9.2%, principally because of new contracts in the United Kingdom and Australia. Our French operations grew 7.7% to E 1.8 billion, principally as a result of our commercial development efforts. Internationally, revenue growth exceeded 63%, largely as a result of the acquisition of Leigh Interest, which contributed E 237 million.

     The contribution of the waste sector to our operating income was E 225.8 million, an increase of 42.6% over 1997. Internal growth was more than 20%, the remainder being due to the Leigh Interest acquisition. The strong improvement of the profitability of the waste sector in 1998 resulted from a cost cutting program in France, including the restructuring of the toxic waste treatment segment, as well as to the restructuring measures taken in some previously loss-making international operations.

     ENERGY

     Energy-related revenue in 1998 declined 8.6% to E 3.5 billion. This decrease is mainly due to our sale of Williard & Limbach and Sithe's assignment of the Nimo contracts (which together reduced revenue by 12.7%). These dispositions more than offset growth caused by the integration of the Boston Edison power plants (6.9%) and the positive effect of currency exchange rate changes (2%).

     Energy-related operating income was up 11.3% to E 290.5 million in 1998. Internal growth in operating income, resulting largely from significant productivity gains in French operations and reductions in fixed costs in Vivendi Environnement's energy services operations, was 10.2%. The effect of changes in currency exchange rates was negative 3.8%. Changes in the scope of consolidation caused a 4.9% increase in operating income.

     TRANSPORTATION

     Our 1998 transportation revenue was E 2 billion, an increase of 17.9% over 1997. The principal cause of this increase was the acquisition of Linjebuss, which generated 1998 revenue of E 305 million. Internal growth was 1.8%.

     Operating income for our transportation business was E 75.2 million in 1998, an increase of 65.6% over 1997. Again, the increase was caused primarily by the inclusion of results of Linjebuss, which contributed E 16.3 million to our operating earnings.

     FCC

     FCC generated revenue of E 1.7 billion in the second half of 1998 (of which our 49% share was E 848 million). FCC's operating income was E 74.5 million for the second half of 1998. FCC is not included in our financial statements prior to 1998.

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CONSTRUCTION AND REAL ESTATE

     Our construction and real estate businesses generated E 9.7 billion in revenue in 1998, up from E 9.5 billion in 1997. This 2.8% increase consisted primarily of internal growth (2.0%), which more than offset the effect of a more conservative business policy adopted by our construction business, which reduced growth by approximately 1%.

     Our real estate business experienced internal growth of 18.9%, primarily due to a general recovery in the French housing sector. The delivery of two significant office buildings in La Defense business district near Paris had a positive impact on revenue of E 69 million. Our hotel management business also performed well, in line with the general recovery of the sector in France.

     Our construction and real estate businesses accounted for 6% (or E 79.4 million) of our total 1998 operating income, having generated a loss of E 58.8 million in 1997. The improvement is due to the 1995-97 restructuring of our construction operations in France, Germany and the United Kingdom, and our real estate segment (which had also recorded significant provisions to cover the loss of value of its properties).

     CONSTRUCTION

     Construction's contribution to our total revenue was E 7.9 billion in 1998, down 1.5% from 1997. In France, revenue was E 5.1 billion, down 2.9% as a result of our more selective business policy pursuant to which we focused more on higher margin electrical engineering and road building contracts at the expense of pure construction works. Revenue outside France was E 2.8 billion in 1998, up 3% over 1997. This increase reflected a general improvement in construction markets in Germany, the United Kingdom and parts of Africa.

     Construction added E 82.4 million to our 1998 operating income after generating a loss of E 3.5 million in 1997. A change in accounting policy -- from the use of the completed contracts method to the percentage completion method -- caused E 25 million of this increase. The remainder (E 60.9 million) was due to the recovery of our German operations following a drastic restructuring in 1996.

     REAL ESTATE

     Real estate contributed E 1.8 billion to our 1998 revenue, up from E 1.4 billion in 1997. This 25.8% increase resulted largely from increased volumes experienced by our housing and hotel businesses and from the acquisition of Maeva, a real estate company focusing on vacation homes.

     Real estate generated a E 3 million operating loss in 1998, down from a loss of E 55 million in 1997. All its operations improved, particularly housing, which benefited from the recovery of the French market and the positive effect of past restructuring measures.

LIQUIDITY

     We satisfied our needs for working capital, expenditures and acquisitions over the last three years primarily through a combination of cash generated from operations, cash received from the issue of debt in the capital markets and committed bank facilities and disposition of non-core assets and businesses.

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash from operating activities was E 1.4 billion in 1999, E 2.9 billion in 1998 and E 1.6 billion in 1997. The decrease from 1998 to 1999 was mainly due to rising debt costs (which increased by E 0.5 billion in 1999) and sales of real estate assets. These factors more than offset increases in cash generated by our telecommunications and multimedia and publishing segments. In 1998, the improvement in our net cash flow from operating activities was mainly

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

attributable to our telecommunications, construction and real estate businesses. In the near future, we expect net cash provided by operating activities to increase as a result of the continuing development of our Communications division and from reduction of interest costs resulting from planned disposals.

     Net cash flow from financing activities was E 13.7 billion in 1999, E 0.2 billion in 1998 and E 1.7 billion in 1997. The increase from 1998 to 1999 was mainly due to increased proceeds from the issuance of common stock (E 3.3 billion), principally in connection with the United States Filter Corporation acquisition. The net increase in debt (E 10.6 billion) resulted primarily from the issue of two series of convertible bonds that together generated proceeds of E 4.55 billion. The remainder, E 6.0 billion, consisted of additional credit facilities. In the next few years, we expect our net cash provided by financing activities to increase as a result of reduced indebtedness.

     Net cash flow from investing activities consists of acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences of other investments and marketable securities. Net cash used in investing activities was E 13.6 billion in 1999, E 2.9 billion in 1998 and E 3.1 billion in 1997. The change between 1998 and 1999 was primarily the consequence of the increase in strategic acquisitions paid for in cash to E 9.7 billion (net of cash and cash equivalents of the acquired companies). Our main acquisitions were of United States Filter Corporation, Superior Services, Havas Interactive, Elektrim, Medimedia and Sogeparc (representing, in the aggregate, a total cash investment of E 12 billion). We also invested E 5.6 billion in property and equipment, an increase of 44% over 1998, principally to finance Sithe's acquisition of GPU power generation plants and to strengthen Cegetel's mobile telephony network. In order to stabilize the market price of our shares and to cover stock option commitments, we acquired treasury shares for E 1.4 billion. These investments more than offset the E 2.9 billion generated through the 1999 real estate sales, the billboard advertising sale, the Audiofina sale, the Havas Advertising sale and sales of shares and marketable securities.

     We expect net cash flow from operating activities to increase as a result of the Seagram transactions: First, we expect the addition of Seagram's array of content assets to increase demand for our access services, and therefore to increase the net cash generated by our access operations; second, we believe that Seagram's businesses -- particularly its recorded music business -- will generate strong cash flow, consistent with their historical performance. We intend to acquire Seagram common shares through a capital increase; the acquisition, therefore, will not affect our indebtedness. We plan to dispose of Seagram's spirits and wines business operations, and we believe that the proceeds from this disposal will be sufficient to eliminate Seagram's current indebtedness, and therefore its need for cash to meet debt repayment obligations. The Seagram transactions may trigger change of control provisions in certain debt agreements to which Seagram is a party that entitle the holders to accelerate the indebtedness under those agreements. However, there are no amounts outstanding under those agreements.

     We expect that we will be able to satisfy our cash requirements for the next 12 months without raising additional funds. Vivendi Environnement, the subsidiary to which we have contributed our direct and indirect interests in environmental management operations, intends to use the proceeds of its recent public offering and private placement to repay a portion of the debt it owes to our company. We expect Vivendi Environnement to meet its need for liquidity, and to repay the debt it owes to us, from net cash provided by operations from the public offering and private placement. As to our communications division, and our company as a whole, we expect cash flow from operations, combined with proceeds from disposals of non-core assets, to meet our need for liquidity. Cash flow from these sources, however, may not be sufficient to finance capital expenditures in our telecommunications and Internet segments, in which case we would incur some additional debt, likely in the form of bank loans.

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

CAPITAL RESOURCES

     Vivendi meets its long term financing needs through the issuance of bonds and convertible debt and adapts to changes in those needs through the issuance of commercial paper and through short term credit facilities.

     Vivendi's material capital resources as of December 31, 1999 were as follows:

     - E 10.9 billion in total shareholders' equity (up from E 7.8 billion in 1998);

     - E 19 billion in long term debt (up from E 9.8 billion in 1998 and E 6.7 billion in 1997); and

     - E 15 billion in short term debt (up from E 5.1 billion in 1998 and E 3.4 billion in 1997).

     Vivendi's ratio of net financial debt (short-term and long-term debt, net of short-term loans, cash and cash equivalents and marketable securities) to total equity (shareholders' equity and minority interests) was 152.8% in 1999 (up from 63.3% in 1998 and 48.6% in 1997).

     At the end of 1999, Vivendi financial debt is as follows:

     - about three-quarters relates to Vivendi Environnement. We expect to fund Vivendi Environnement's capital expenditures requirements from its net cash inflows and existing external financing.

     - the remainder relates to our Communications operations and other activities. We expect to reduce our indebtedness through planned disposals of Vinci shares, GPU assets and Nexity. We expect to fund future capital expenditure requirements of our publishing and multimedia activities from future net cash inflows generated by these activities. Regarding our telecommunication and Internet activities, we expect to fund our future substantial capital expenditure requirements through additional incurrence of debt or through an IPO of our Internet activities.

CAPITAL EXPENDITURES

     Our total capital expenditures were E 5.6 billion in 1999, up more than 40% compared to 1998. The increase is mainly due to Sithe's purchase of GPU assets. Our primary 1999 capital expenditures consisted of the following:

     GROWTH OF THE TELECOMMUNICATION UNITS

     - Capital expenditures of E 889 million dedicated to expanding the capacity of our mobile telephone network;

     - Capital expenditures of E 75 million dedicated to continued development of our fixed-line network;

     OTHER COMMUNICATION BUSINESSES

     - Publishing and multimedia capital expenditures of E 95.5 million;

     - Audiovisual capital expenditure of E 182.2 million;

     BUILDING, UPGRADING OR MAINTAINING INVESTMENTS IN ENVIRONMENT-RELATED BUSINESSES

     - Expenditures of E 736 million dedicated to water activities, including E
       160.5 million for major overhauls and repairs;

     - Expenditures of E 413 million dedicated to waste activities;

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

     - Expenditures of E 407 million dedicated to energy services activities, including E 187 million for power production installations and E 85.6 million for maintaining investments;

     - Expenditures of E 241 million dedicated to transportation activities, in connection with Connex rail expenditure commitments and new contracts;

     - Expenditures of E 108 dedicated to FCC activities; and

     - Expenditures of E 2 billion dedicated to independent power production, in particular to acquire GPU assets (which were sold at the beginning of 2000).

     ACQUISITIONS

     We invested E 15.9 billion in the acquisition of other companies in 1999. This amount corresponds to the cash and non-cash investments made by Vivendi and does not take into account the cash of the acquired companies.

     Our main acquisitions can be categorized as follows:

     - International expansion -- E 10.7 billion, principally used to acquire United States Filter Corporation, Superior Services, Havas Interactive, Elektrim and assets from Waste Management;

     - Audiovisual -- E 3.8 billion, relating to our additional stake in CANAL+ and in BSkyB; and

     - Others -- E 1.4 billion, including E 598 million used to finance Vinci's acquisition of Sogeparc.

EFFECT OF INFLATION

     Inflation did not have a material effect on our revenue or income from continuing operations in the 1997-99 period.

RECENT DEVELOPMENTS

     Among the developments that have occurred since December 31, 1999 that could affect our future results of operations, liquidity and capital resources are the following:

     - Communications

       -- Seagram transactions. On June 20, 2000, we announced that we had entered into a series of agreements with Seagram and CANAL+ pursuant to which, subject to certain conditions, (i) we will merge with a wholly-owned subsidiary of ours that will subsequently be renamed "Vivendi Universal," (ii) the subsidiary will acquire all of CANAL+'s operations other than its French regulated businesses, (iii) CANAL+'s French regulated businesses will be retained by CANAL+'s existing shareholders and (iv) the subsidiary will acquire the outstanding capital stock of Seagram pursuant to a plan of arrangement under Canadian law. See "Description of Business -- General -- Recent Developments," page 8.

       -- We expect the Seagram transactions to improve our earnings per share in the medium and long term. In the short term, however, we expect to experience some dilution in our earnings per share, primarily due to the acquisition of CANAL+ assets. Because of the significant revenue and cost synergies we intend to generate as a result of the transactions, however, we expect to almost completely offset this dilution by 2002.

       -- Revenue synergies. We believe that by featuring Seagram's content assets on Vizzavi, we will increase Vizzavi's customer base, revenues per subscriber and customer loyalty, while simultaneously enhancing the value of the Seagram assets. We also believe that our access

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

          operations will benefit from enhanced opportunities for cross-promotion, bundled service offerings and advertising as a result of the transactions. Finally, we expect that the transactions will put Vivendi Universal in a position to capitalize upon its distribution capabilities in Europe and its expertise in creating wireless content and services as the growth of wireless services accelerates in North America and around the world.

       -- Cost synergies. We also anticipate implementing a cost-cutting program to eliminate duplicative functions, increase efficiencies in purchasing and rationalize some of our distribution systems. Although the benefits achievable through such programs are difficult to predict, our current estimate is that we will be able to reduce our costs by approximately E 400 million per year.

       -- Vizzavi. On May 16, 2000, we entered into an agreement with Vodafone to develop Vizzavi, a multi-access portal for European markets. Vizzavi will provide customers with a seamless operating environment accessible through various devices (e.g., television, personal computer, mobile or fixed telephone and PDAs) for Web-based communications services, e-commerce and leisure.

     - Audiovisual -- In February 2000, CANAL+ agreed to create three joint ventures with Lagardere, a French media company: one to own and operate three theme channels, one to oversee interactive services for new channels jointly created by CANALSATELLITE and Lagardere, and one to create and distribute new theme-based television channels.

     - Vivendi Environnement -- Since the beginning of 2000, Vivendi Environnement has signed several major contracts, in particular for water and wastewater services with local authorities in Boulogne sur Mer, France; Berne, Switzerland; Shu Hai, Beijing, Dujiangyan and Hui Yin, China; and Lattaquie and Tartous, Syria. Vivendi Environnement has also signed contracts to operate heating networks in Slovakia and Moravia. In July 2000, Vivendi Environnement sold approximately 37% of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering.

     - Water -- In March 2000, Vivendi Water signed a major contract with Hyundai in South Korea. Under this agreement, Vivendi Water will operate drinking water and industrial water facilities at Hyundai's Daesan petrochemical complex. This agreement reflects the increasing tendency of industrial firms to focus on their core business by outsourcing the management of their facilities to specialist contractors. It also reflects our growth strategy in the industrial sector, particularly the acquisition of United States Filter Corporation.

     - Energy Services -- Sithe sold to Reliant 21 independent power production plants for E 2.13 billion in February, 2000. This transaction generated a capital gain of E 450 million. We entered into an agreement pursuant to which we reduced our stake in Sithe to approximately 30% in exchange for approximately $419 million. Because we will no longer consolidate Sithe's debt on our balance sheet, our indebtedness will decrease by E 3.1 billion as a result of the transaction (E 3.5 billion after we apply the proceeds of the sale to further reduce our indebtedness) and would reach almost E 4 billion with the proceeds of the sale of our remaining 30% stake in Sithe.

     - Construction -- Pursuant to our strategy of focusing on our two core businesses, we reduced our interest in Vinci from 49.3% to 16.9% on February 10, 2000, receiving in exchange E 570 million (we will recognize a E 270 million capital gain as a result of this transaction). We intend to dispose of our remaining stake in Vinci in 2001.

     - Real estate -- We sold the principal businesses of CGIS in July 2000 to institutional investors without major gain or loss.

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

REVENUE FOR THE FIRST HALF OF 2000

     We present this analysis of our revenues for the first half of 2000 as compared to 1999 for informational purposes. We have not presented an analysis for the same period for the other aspects of our income statement due to the fact that we have not yet completed the closing of our financial records for the six months ended June 30, 2000. We expect to complete this process and to release interim unaudited financial statements as of June 30, 2000 in October 2000.

     Our revenue for the first half of 2000 totaled E 19.4 billion, compared with E 17.8 billion for the first half of 1999, representing a 9% increase. The consolidation of CANAL+ (under French GAAP) and United States Filter Corporation for the whole six-month period more than made up for our withdrawal from the construction and property businesses (the disposal of Vinci and Nexity had an impact of E 3.9 billion and E 0.8 billion, respectively).

     Excluding our construction and property businesses, our revenue was E 19.4 billion, amounting to an increase of almost 50% over the E 13 billion generated in the first half of 1999. Internal growth was over 15%, and net revenue outside France rose approximately 75% to E 9.2 billion. This amount includes Sithe, which contributed E 810 million. Following the disposal of General Power Utilities, we are proceeding with our withdrawal from independent power production.

     Our communications division had revenue of E 6 billion. The 68.2% increase is a result of the consolidation under French GAAP of CANAL+ for the whole period, with an impact of E 1.8 billion. The consolidation of MediMedia, Havas divisions in Latin America, and telephone operations in Hungary had a combined impact of E 0.25 billion, compensating for the disposal of Avenir, the Havas billboard advertising business. On a comparable basis and at constant exchange rates, growth was over 18% and reached 20% in France.

     Cegetel's net revenue reached E 2.4 billion, a 28.5% increase. SFR accounted for E 2.1 billion. SFR had over 8.6 million subscribers at the end of June compared with 5.2 million one year before, representing an increase in subscriber numbers of around 65% in 12 months. The fixed-line telephone business accelerated its sales, with more than 2 million lines in operation at the end of June for a rise of 125% in one year.

     Our audiovisual and Internet activities approached E 2 billion in revenue, of which E 1.8 billion came from the consolidation under French GAAP of CANAL+ for the entire period. CANAL+ had over 14 million subscribers at the end of June, including 4.5 million subscribers for its digital package of services (a 44% rise over the previous year).

     Revenue for Havas was E 1.6 billion, amounting to growth of 5% on a comparable basis and at constant exchange rates.

     Internal growth for our multimedia activities was over 15%, due to the first effects of the successful integration of Cendant Software to form Havas Interactive. The recent launch of Diablo II, with 2 million units sold, demonstrates this success. Revenue generated outside France reached E 683 million and accounted for over 42% of business. More than 50% of this business was generated in the United States.

     Vivendi Environnement revenue increased 41.3% to E 12.1 billion at June 30, 2000 compared with E 8.5 billion for the first half of 1999. The group also manages water contracts we held. Including these contracts, total revenue reached E 12.5 billion, compared with E 8.9 billion for the same period in 1999.

     The increase reflects the impact of acquisitions made in 1999 and at the beginning of 2000. These include United States Filter Corporation in water and Superior Services in waste management, both of which strengthened the group's operations in the United States. In total, changes to the scope of consolidation had an impact on revenue of E 1.8 billion, taking into account the planned disposal of

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

the Kinetics subsidiary in the United States. Exchange rate variations had a positive impact of E 0.4 billion.

     In water, revenue rose 55.3% to reach E 5.6 billion (E 6 billion for total economic net sales). This strong growth is due both to the acquisition of United States Filter Corporation and to organic growth of 12.3%, as a result of the development of business in European countries other than France and in the United States.

     In waste management, revenue increased 56.8% to E 2.4 billion. Internal growth was 13.4%, and was strong both in and outside France.

     In energy, revenue rose from E 1.4 to E 1.6 billion. This 11.9% increase is mainly due to continued expansion in Eastern Europe and to the commissioning of cogeneration plants.

     In transportation, revenue was E 1.5 billion. Including the impact of the acquisition of some of the subsidiaries of the GTI group (with effect from January 1, 2000), the increase was 37.2%. If the impact of this acquisition is excluded, growth in revenue is around 19%.

     The percentage of revenue outside France rose from 46.7% to 57.4% between the first halves of 1999 and 2000.

GENERAL ACCOUNTING PRINCIPLES: FRENCH GAAP COMPARED TO U.S. GAAP

     The consolidated financial statements included elsewhere herein have been prepared in accordance with accounting principles generally accepted in France ("French GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").

     For the years ended December 31, 1999 and 1998, Vivendi had a net income under U.S. GAAP of E 246.1 million and E 565.2 million, respectively, compared to E 1,431 million and E 1,120.8 million under French GAAP. Under U.S. GAAP, shareholders' equity was E 16,954.5 million and E 10,265.4 for 1999 and 1998, respectively, compared to E 10,892.2 million and E 7,840.2 million under French GAAP.

     The most significant reconciling item relates to business combination accounting as described in note 25A of our financial statements. Under French GAAP goodwill may be recorded as a reduction of shareholders' equity when the acquisition has been paid for with equity securities, whereas goodwill is recognized as an asset under U.S. GAAP. Significant mergers that do not meet the U.S. GAAP criteria for pooling have been accounted for in our consolidated financial statements using a method pursuant to which goodwill is computed as the difference between the consideration paid and the net historical book value acquired. For U.S. GAAP purposes, these transactions are considered purchases.

     Business combination reconciling items have the following impact on equity and net income presented in our consolidated financial statements prepared under French GAAP:

     - an increase of our equity by E 7,876.3 million and E 3,160 million for the years ended December 31, 1999 and 1998, respectively, and

     - a decrease in our net income by E 1,052.7 million and E 191 million for the years ended December 31, 1999 and 1998, respectively.

     Other significant reconciling items relate to intangible assets, impairment, financial instruments and pension plans and stock based compensation. These items are further described in note 25A to our consolidated financial statements.

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ITEM 9.A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our global operating and financing activities, we are subject to various market risks relating to fluctuations in interest rates, foreign currency exchange rates and equity market risks relating to investment securities. We follow a centrally managed risk management policy approved by our Board of Directors. As part of this policy, we use derivative financial instruments to manage interest rate risk, primarily related to long-term debt, and foreign currency risk associated with foreign denominated assets. We generally do not use derivative or other financial instruments for trading purposes. Our accounting policy for hedge instruments is described in Note 2 to our consolidated financial statements.

EXPOSURE TO INTEREST RATE RISK

     As a result of our regular borrowing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of secured and unsecured notes payable to banks and bank lines of credit used to finance working capital requirements. Short-term investments are primarily comprised of cash and equivalents and marketable securities. Long-term debt represents publicly held unsecured notes and debentures and certain notes payable to banks used to finance long-term investments such as business acquisitions. Derivative financial instruments used to manage interest rate risk relating to long term debt include interest rate swaps and caps.

     The following table provides information about our financial instruments with significant sensitivity to changes in interest rates. The table presents the outstanding balance, or notional amount for swaps and caps and the related weighted-average interest rates as of December 31, 1999. Weighted-average interest rates on variable-rate debt and swaps are based on current rates as of December 31, 1999. Rates on interest rate caps represent the weighted average strike rates at December 31, 1999 (in millions of euros).

                                                                                WEIGHTED
                                                              (E MILLIONS)    AVERAGE RATE
                                                              ------------    ------------
FINANCIAL ASSETS
Loans and financial assets..................................     4,309.2          3.57%
FINANCIAL LIABILITIES
Short term debt.............................................    15,017.4          3.54%
Long term debt -- variable rate.............................     9,919.4          4.19%
Long term debt -- fixed rate................................     9,313.6          4.03%
DERIVATIVE FINANCIAL INSTRUMENTS(a)
Interest rate swaps -- fixed rate pay.......................     6,725.9          4.69%
Interest rate swaps -- variable rate pay....................     1,313.3          6.00%
Interest rate caps and collars(b)...........................     2,759.5          4.40%

-------------------------

(a) These amounts are the weighted averages of interest rate swaps and caps with pay features in 2000. In addition, as of December 31, 1999, we had E 396.4 million notional interest fixed rate pay swaps with delayed effective dates that commence after 12 months.

(b) Interest rate caps consist of contractual agreements under which we receive payments if and when market rates exceed certain levels. Strike terms are based on EURIBOR three months. We have E 1.829 million notional amount of double strike interest caps which start in 2004, ending in 2008 with an average first strike of 4.5% and an average second strike of 5.5%.

     Based upon the above information, a hypothetical increase in average market rates of 1% over the year 2000 would result in a decrease (before taxes) in our annual net income of approximately E 153 million.

EXPOSURE TO FOREIGN CURRENCY RISK

     We have worldwide operations that include significant operations in countries outside of the euro zone. In 1999, 28.6% of our sales were in non-euro currencies, particularly U.S. dollars and British pounds. Because product and operating costs are based largely on the currency in which related revenue is generated, we face limited related foreign exchange exposure in this area. We consider this risk to be immaterial and have historically not attempted to hedge our exposure to foreign currency fluctuations.

     We do face foreign currency exchange risk to the extent that we plan disposals of assets denominated in currencies other than the euro and to the extent that we have non-euro cash needs. We enter into forward contracts to hedge specific firm commitments and anticipated foreign currency denominated transactions. As of December 31, 1999, our primary risk related to a planned disposition of Sithe and the repayment of a U.S. dollar denominated loan related to the acquisition of GPU. As of December 31, 1999, we maintained a net forward position of the sale of $1.6 billion linked to the planned disposition and the repayment of the loan.

EXPOSURE TO EQUITY MARKETS RISK

     Our exposure to equity markets risk relates primarily to its investments in the marketable securities of unconsolidated entities and derivative equity instruments. As of December 31, 1999, we held equity market securities of E 3,599 million, including E 2,562 million in our own shares. Other significant equity securities held as of December 31, 1999 were as follows (in millions of euros):

COMPANY                                                       AMOUNT    PERCENT
-------                                                       ------    -------
Saint-Gobain................................................    250        6.9%
Washington Baltimore through Facic..........................    185        5.1%
Alcatel.....................................................    444       12.3%
Eiffage.....................................................     43        1.2%
Vivendi.....................................................  2,562       71.2%
Other.......................................................    115        3.3%
                                                              -----      -----
Total equity investments....................................  3,599      100.0%

     In addition, we have written put options for approximately 2.6 million shares of our own stock at an average strike price of E 64.1 (the highest strike price is E 71.55, the lowest is E 50.5) and an average maturity of February 2002. These options were issued in connection with the merger with Pathe. The price of our stock was E 89.65 as of December 31, 1999. We generally do not use derivative financial instruments to limit our exposure to equity market risk.

     A hypothetical decrease of 10% of overall portfolio share prices in 2000 would result in a decrease in our equity market portfolio of E 360 million.

EXPOSURE TO OTHER MARKET RISKS

     We do not consider our exposure to other market risks material.

ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

     Our board of directors currently consists of 14 directors, including ten independent directors. There are three non-French directors on the board. Vivendi nominated all of the directors. Under Vivendi's statuts, shareholders elect board members for four year renewable terms. Under French law and our statuts, we may have no fewer than three and no more than 24 directors.

     The table below shows the names of our current directors, the dates of their initial and renewal appointment to the board and the date of expiration of their respective terms.

                                                                 YEAR
                                       PRINCIPAL              INITIALLY
                                     OCCUPATION OR           APPOINTED TO   YEAR OF    YEAR TERM
NAME                                   EMPLOYMENT               BOARD       RENEWAL     EXPIRES
----                                 -------------           ------------   -------    ---------

Jean-Marie Messier.           Chairman and CEO of Vivendi        1994         1998       2004
Eric Licoys.................  COO of Vivendi                    1999                     2005
Bernard Arnault(1)..........  Chairman and CEO of LVMH          1996                     2002
Jean-Louis Beffa............  Chairman and CEO of               1996          1997       2003
                                Compagnie de Saint-Gobain
Jean-Marc Espalioux(1)......  Chairman of the executive         1999                     2005
                                board of Accor
Philippe
  Foriel-Destezet(1)........  Chairman of Adecco S.A.           1997                     2002
Jacques Friedmann(1)........  Chairman of the supervisory       1994          2000       2004
                                board of AXA
Esther Koplowitz(1)(2)......  Member of the board of            1998                     2002
                                directors of Fomentes de
                                Construcciones y Contratas
Henri Lachmann(1)...........  Chairman and CEO of               1998                     2004
                                Schneider Electric
Thomas Middelhoff(1)(2).....  Chairman of Bertelsmann           1999                     2005
Simon Murray(1)(2)..........  Chairman of Simon Murray and      1998                     2004
                                Co.
Serge Tchuruk...............  Chairman and CEO of Alcatel       1997                     2003
Rene Thomas(1)..............  Honorary Chairman and             1984          1996       2002
                                director of Banque
                                Nationale de Paris
Marc Vienot(1)..............  Honorary Chairman and             1992          1998       2004
                                director of Societe
                                Generale

-------------------------

(1) Independent director

(2) Non-French director

     Under French law and our statuts, the chairman of the board and chief executive officer have full authority to manage our company's affairs and broad powers to act on behalf of our company within its corporate purpose and to represent it in dealings with third parties, subject only to the powers expressly reserved to the board of directors or our shareholders by law, our statuts and the board of directors or the shareholders.

     Our board of directors has set up two independent committees -- the Audit Committee and the Remuneration Committee -- whose members are chosen from among our directors.

     - the Audit Committee met twice in 1999. It is comprised of four members:
       Marc Vienot as chairman, Philippe Foriel-Destezet, Henri Lachmann and Serge Tchuruk. The committee reviews the financial statements before they are submitted to our board of directors. It also examines accounting policies and methods, the quality of internal control procedures, and the working programs of the internal and external auditors. As part of its mission, the committee is entitled to meet -- without the presence of the executive directors -- the statutory auditors and senior management responsible for preparing the statements and internal procedures.

     - the Remuneration Committee met three times in 1999. It is comprised of three members: Jean-Louis Beffa as chairman, Bernard Arnault and Rene Thomas. The committee reviews the remuneration of our executive directors and senior executives. In addition, it is consulted on stock subscription and purchase plans, and on the selection of our executive and other directors.

EXECUTIVE OFFICERS

     The table below shows the names of our principal executive officers and their current responsibilities.

                                                                              YEAR INITIALLY
                                                                                APPOINTED
                                                                                AT CURRENT
NAME                                             RESPONSIBILITY                  POSITION
----                                             --------------               --------------
EXECUTIVE COMMITTEE MEMBERS
Jean-Marie Messier..................  Director, Chairman and Chief               1996
                                      Executive Officer
Daniel Caille.......................  Executive Vice President                   1999
Philippe Germond....................  Senior Executive Vice President,           1999
                                      Vivendi Communications
Guillaume Hannezo...................  Executive Vice President, Finance          1999
Eric Licoys.........................  Chief Operating Officer                    1999
Henri Proglio.......................  Senior Executive Vice President,           1999
                                      Vivendi Environnement
OTHER EXECUTIVE OFFICERS
Jean-Francois Colin.................  Executive Vice President, Human            1999
                                        Resources
Jean-Francois Dubos.................  Company and Board Secretary                1994
Christine Delavennat................  Vice President, Corporate                  1995
                                        Communication
Thierry de Beauce...................  Vice President, International              1997
                                      Affairs
Agnes Audier........................  Vice President, Strategy and               1999
                                      Business Development
Sylvie d'Arvisenet..................  Ethical Standards                          1998

ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation that we paid to our principal executive officers and directors as a group, which included 24 persons in all, for services in all capacities during the 1999 fiscal year was approximately E
6.8 million.

     The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for our executive officers as a group, which included 12 persons in all, was approximately E 1.8 million during the 1999 fiscal year.

ITEM 12:  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     We presently have several share subscription, purchase and option plans for the benefit of our executive officers, management and other staff.

                                                                              NUMBER OF
                                                                  MAXIMUM   SHARES SUBJECT
                                                                 NUMBER OF  TO OUTSTANDING
                                                                  SHARES     UNEXERCISED    EXERCISE
 DATE OF DECISION OF                                              SUBJECT   OPTIONS AS OF    PRICE
 BOARD OF DIRECTORS                 EXERCISE DATES                TO PLAN      08/25/00       (E)
 -------------------                --------------               ---------  --------------  --------
SHARE PURCHASE PLAN
September 1997.......  September 17, 2002 to September 17, 2005  1,260,960       1,213,857     30.91
September 1997.......  September 17, 2002 to September 17, 2004  1,980,974       1,980,974     50.02
July 1998............  July 3, 2003 to July 3, 2006              2,192,760       2,163,830     50.52
January 1999.........  January 23, 2004 to January 22, 2007         42,672          42,672     61.33
April 1999...........  April 9, 2004 to April 8, 2007            3,302,569       3,286,831     65.00
May 1999.............  May 12, 2004(1) to May 11, 2007           5,729,237       5,729,237     73.01
September 1999.......  September 11, 2004 to September 10, 2007     15,000          15,000     61.80
November 1999........  November 26, 2004 to November 25, 2007        9,000           9,000     62.60
November 1999........  November 26, 2002 to November 25, 2007    2,230,500       2,230,500     62.60
March 2000...........  March 11, 2005 to March 10, 2008              5,000           5,000    106.35
May 2000.............  May 24, 2003 to May 23, 2008              2,782,560       2,782,560    111.44
SHARE SUBSCRIPTION
  PLAN
October 1990.........  January 1, 1992 to October 22, 2000         859,710          75,432     19.22
November 1991........  January 1, 1993 to November 20, 2001      1,103,685         155,123     21.48
October 1992.........  January 1, 1994 to October 28, 2000       1,092,604          74,809     19.23
December 1993........  January 1, 1995 to December 2, 2001       1,262,241         249,333     26.25
October 1994.........  January 1, 1996 to October 20, 2002       1,232,453         249,053     19.31
September 1995.......  January 1, 1997 to September 13, 2003       700,966         314,993     22.16
September 1995(2)....  September 19, 1995 to September 18, 2000     44,998          25,686     36.92
September 1995(2)....  September 19, 1995 to September 18, 2000     79,327          50,256     36.45
June 1996............  January 1, 1998 to June 24, 2004            964,898         769,912     22.06
May 1996(2)..........  May 7, 1996 to May 6, 2001                   27,484          24,161     33.81
December 1996(2).....  December 17, 1996 to December 16, 2001       77,297          68,770     26.55
June 1997(2).........  June 26, 2002 to June 25, 2004              569,550         569,550     38.80
September 1996(3)....  September 11, 1997 to September 10, 2004     93,015          86,365     41.91
September 1997(3)....  September 11, 2002 to September 10, 2005    111,150         111,150     37.67
December 1998(3).....  December 11, 2003 to December 10, 2006      285,840         285,840     37.40

-------------------------

(1) Anticipated exercise possible in certain conditions.

(2) Following our merger with Havas in May, 1998, we substituted the following plans of Havas and certain of its subsidiaries with our plans.

(3) Following the merger with Pathe in September, 1999, we substituted the following plans of Pathe with our plans.

     Among the stock option plans we introduced in 1999 is one that covers 3,302,569 options for 818 beneficiaries at an exercise price of E 65 per share. Options are awarded under this plan based on employees' responsibility, performance and potential. Another plan -- called the "outperformance" plan -- covers 5,729,237 options granted to our 53 principal managers at an exercise price of E 73.01, exercisable in full after five years if our shares outperform those of our main competitors by at least 25%.

     On January 1, 2000, we announced a "stock options for all" program in which all 220,000 employees in our communications and environment divisions received options to purchase 10 shares of our stock at an exercise price of E 62.60 per share.

     On April 27, 2000, our board of shareholders authorized the board of directors to grant, on one or more occasions, until April 29, 2003, share purchase options to our executive directors, senior executives and other employees with a value of up to 3.5% of our total capital as of the day the options are granted.

     As of August 25, 2000, pursuant to our existing share purchase and stock subscription plans, our directors and officers as a group held options to purchase 8,816,892 of our shares. We do not grant options to members of the board of directors in their capacity as board members.

ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Since January 1, 1997, except as described below, no material transactions have been entered into between us and any of our directors or officers or any relative or spouse (or any relative of such spouse) of any of our directors or officers.

     In October 1998, we acquired from Ms. Esther Koplowitz, a member of our board of directors, a 49% interest in the holding company that owns 56.5% of FCC. The parties made the economic effect of the transaction retroactive to July 1, 1998. Ms. Koplowitz owns the remaining 51% of the holding company.

     The same month, we and Ms. Koplowitz signed a shareholder's agreement providing for shared control of the economic activity of the holding company, FCC and FCC's subsidiaries (the "FCC group"). Specifically, the agreement provides that we and Ms. Koplowitz are to be equally represented in the main executive bodies of the FCC group, i.e., the board of directors and executive committees of FCC and its subsidiaries.

     At the same time, we entered into an option agreement under which Ms. Koplowitz has an option to sell us, at any time between April 18, 2000 and October 6, 2008, her 51% interest in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option, up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower.

                                    PART II

ITEM 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED

AMERICAN DEPOSITARY RECEIPTS

     The securities we are listing are American depositary shares ("ADSs"), each of which represents one-fifth of a share of our capital stock. The Bank of New York, as depositary, will issue the ADSs, which will be evidenced by American depositary receipts ("ADRs"). Shares may be deposited with BNP Paribas, as custodian, pursuant to the deposit agreement among us, the depositary and you as an ADR holder. Each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you.

     The depositary's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, New York, NY 10286.

     You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     Because the depositary will actually hold the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

     The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. Copies of the deposit agreement are on file with the depositary and the custodian and will be open for inspection by ADR holders during business hours.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     HOW WILL I RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS ON THE SHARES UNDERLYING MY ADSS?

     We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying shares your ADSs represent.

     - Cash. The depositary is responsible for ensuring that it or the custodian, as the case may be, receives all dividends and distributions in respect of our shares deposited under the deposit agreement. The depositary will convert any cash dividend or other cash distribution we pay on our shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible, or if any approval from any government is needed and cannot be obtained, the agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

       Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF THE EXCHANGE RATES FLUCTUATE DURING A TIME WHEN

       THE DEPOSITARY CANNOT CONVERT THE FOREIGN CURRENCY, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.

     - Shares. The depositary may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we promptly furnish it with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADRs. It will sell shares that would require it to use a fractional ADR and distribute the net proceeds in the same way it does with cash. If the depositary does not distribute additional ADRs, each ADR will also represent the new shares.

     - Rights to receive additional shares. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us, make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way it does with cash. The depositary may allow rights that are not distributed or sold to lapse. If so, you would receive no value for them.

       If the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and issue ADRs to you. It will exercise rights only if you pay it the exercise price and any other charges the rights require you to pay.

       U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the depositary may issue the ADRs under a separate restricted deposit agreement that will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

     - Other Distributions. The depositary will send to you anything else we distribute on deposited securities, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges, by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

     We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

     The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

     There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

     HOW DOES THE DEPOSITARY ISSUE ADSS?

     The depositary will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.

     Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

     The custodian will hold all deposited shares for the account of the depositary. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

     Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and expenses and any charges of the depositary and any taxes such as stamp taxes or stock transfer taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's corporate trust office to the persons you request.

     HOW DO I CANCEL AN ADS AND OBTAIN DEPOSITED SECURITIES?

     When you turn in your ADS at the depositary's corporate trust office, the depositary will, upon payment of certain applicable fees and expenses, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares to an account designated by you and maintained by us, in the case of shares in registered form, or transfer the shares to an account of an accredited financial institution on your behalf in the case of shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities to such other place as you may request.

     The depositary may close its transfer books or we may close our transfer books, at any time or from time to time. This may cause temporary delays in your ability to receive ADRs against deposits of shares, cancel ADSs and obtain deposited securities, or transfer ADRs.

     However, even in the situation described in the previous paragraph, you have the right to cancel your ADRs and withdraw the underlying shares at any time subject only to:

     - temporary delays caused by closing of the depositary's transfer books or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends (we are not aware of any statutory or regulatory limit to the length of time during which we or the depositary can close our respective transfer books in connection with these activities; however, as indicated, we expect that any delay in canceling ADRs and withdrawing the underlying shares to be temporary);

     - the payment of fees, taxes, and similar charges; and

     - compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of underlying shares.

     Your right of withdrawal may not be limited by any other provision of the agreement.

VOTING RIGHTS

     HOW DO I VOTE?

     If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your

ADSs. Upon receipt of notice of any meeting of holders of shares or other deposited securities sent by us, the depositary will mail, at our expense, the notice to the ADR holders as soon as practicable. The notice will contain an English version of the notice received from us and a summary in English of any materials provided to shareholders and will describe how you, on a certain date, may instruct the depositary to exercise the voting rights for the shares underlying your ADSs, including a statement as to how shares for which the depositary receives incomplete voting instructions will be voted. Voting rights may be exercised only in respect of five ADSs or integral multiples thereof. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will vote or attempt to vote only as you instruct. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the matter in which any vote is cast or for the effect of any vote.

     There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to vote. The depositary will not charge ADS holders for taking any action in connection with shareholders' meetings. Our statuts adjust the rights of shareholders who own in excess of 2% of the total voting power of our company through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present or represented at the meeting at which the vote in question takes place. See "Legal Proceedings," page 59. Because holders of Vivendi ADSs hold their Vivendi ordinary shares through a single depositary, all such holders, other than those who withdraw their shares from the depositary and vote the shares directly, are accordingly treated as a single shareholder for purposes of this provision. For instructions concerning how to withdraw your shares from the depositary so that you may vote them directly, see "-- Deposit, Withdrawal and Cancellation," page 118.

RECORD DATES

     The depositary will fix the dates for determining of the ADR holders who will be entitled:

     - to receive a dividend distribution or rights, or

     - to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

     all subject to the provisions of the deposit agreement.

REPORTS AND OTHER COMMUNICATIONS

     WILL I BE ABLE TO VIEW REPORTS AND COMMUNICATIONS FROM THE COMPANY?

     The depositary will make available for inspection by ADR holders at its corporate trust office any communications or reports, including any proxy soliciting materials, from us that are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, including annual reports, corporate statuts, copies of minutes of shareholders' meetings and reports of statutory auditors. The depositary will notify the ADR holders of any meeting of our shareholders or ADS holders, or of any adjourned meeting, provided that the depositary receives notice of such meeting from us. The depositary will also arrange for the mailing, at our request and at our expense, of copies of the notices, reports and communications, including any proxy soliciting materials, to all ADR holders. These communications will be furnished by us in English when so required by any rules or regulations of the SEC.

     The depositary will make available for inspection at its corporate trust office books, including the list of holders of receipts, for the registration of receipts by the ADR holders, provided that such inspection is not for the purpose of communicating with ADR holders in the interest of a business or object other than our business of a matter related to the deposit agreement or the receipts.

FEES AND EXPENSES

     WHAT FEES AND EXPENSES WILL I BE RESPONSIBLE FOR PAYING?

     ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs, including if the agreement terminates. The fee in each case shall not be in excess of $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. ADR holders or persons depositing shares may also be charged for the following expenses:

     - stock transfer and other taxes and governmental charges;

     - cable, telex and facsimile transmission and delivery charges;

     - transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

     - expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

     - a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distribution, except for distributions of cash dividends.

     We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements entered into from time to time by us and the depositary. The fees described above may be amended from time to time.

PAYMENT OF TAXES

     ADR holders will be required to pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may deduct the amount thereof from any cash distribution or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder will remain liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may refuse to effect any transfer of an ADR, or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations) until such payment is made. If the depositary sells the deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

     If we take certain actions that affect the deposited securities, including
(i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, or sale of all or substantially all of our assets, then the cash shares or other securities received by the depositary will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities, unless additional ADRs are distributed pursuant to the following sentence. The depositary may execute and deliver additional ADRs, as in the case of a distribution of shares, or ask you to surrender your outstanding ADRs in order to provide you with new ADRs specifically describing the new deposited securities.

AMENDMENT AND TERMINATION

     HOW MAY THE DEPOSIT AGREEMENT BE AMENDED?

     We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs after being so notified, such ADR holder will be deemed to have agreed to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

     No amendment will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with an applicable law, rule or regulation.

     HOW MAY THE DEPOSIT AGREEMENT BE TERMINATED?

     The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary is required to notify you at least 90 days before termination.

     After termination, the depositary and its agents will be required only to collect dividends and other distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. After one year from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the agreement, for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

     LIMITS ON OUR OBLIGATIONS AND THE OBLIGATIONS OF THE DEPOSITARY; LIMITS ON LIABILITY TO ADR HOLDERS AND HOLDERS OF ADSS

     The deposit agreement expressly limits the obligations and liability of the depositary and its agents. Neither the depositary nor its agents will be liable if it:

     - is prevented or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities, and acts of God;

     - exercises or fails to exercise discretion under the deposit agreement;

     - performs its obligations without negligence or bad faith;

     - takes any action based on advice or information provided by legal counsel, accountants, any person presenting shares for deposit, any holder or any other qualified person; or

     - relies on any documents it believes in good faith to be genuine and to have been properly executed.

The deposit agreement limits our liability and obligations, and those of our agents, in the same way.

     Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall be obligated only to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs that in our opinion may lead us to incur expense or liability, if indemnity satisfactory to us against all expenses (including fees and disbursements of counsel) and liability is furnished as often as we require.

     The depositary will not be responsible for failing to carry out instructions to vote the ADSs, the manner in which the ADSs are voted or the effect of the vote.

     The depositary may own and deal in any class of securities of our company.

DISCLOSURE OF INTEREST IN ADSS

     We may from time to time request ADR holders to provide information as to the capacity in which such holders own or owned receipts and regarding the identity of any other persons then or previously interested in such ADRs as to the nature of such interest and various other matters. The depositary uses reasonable efforts to comply with written instructions received from us requesting that the depositary forward any such requests to the ADR holders and to forward to us any responses to such requests received by the depositary.

     Each ADR holder must comply with our statuts, as they may be amended from time to time, and French law, if applicable, with respect to the disclosure requirements regarding ownership of our shares, all as if such ADRs were, for this purpose, the shares represented thereby.

     In order to facilitate compliance with the notification requirements, ADR holders will deliver any notification to the depositary and us with respect to ADSs, and we will, as soon as practicable, forward such notification if applicable, to the Conseil des Bourses de Valeurs or other French authorities.

     French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50%, or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as us, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers ("CMF"), within five trading days of the date it crosses the threshold.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     To permit holders to give the required notice, we must publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a FF 120,000 fine.

     In addition, our statuts provide that any person or group that fails to notify us within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of our shares will be deprived of voting rights for shares in excess of the unreported fraction.

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before the depositary will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, the depositary may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

     The depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the books of the depositary or our company are closed, or at any time if the depositary or our company deems it advisable to do so.

     You will have the right to cancel your ADRs and withdraw the underlying shares at any time except in circumstances in which the depositary may restrict the withdrawal of deposited securities. See "-- Deposit, Withdrawal and Cancellation -- How do I cancel an ADS and obtain deposited securities?," page 118.

PRE-RELEASE OF ADSS

     In certain circumstances, subject to the provisions of the agreement, the depositary may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

     - before or at the time of the pre-release, the party to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the shares or ADRs to be deposited;

     - the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

     - the depositary must be able to close out the pre-release on not more than five business days' notice.

     In addition, the depositary will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it deems it appropriate to do so.

                                    PART III

ITEM 15:  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16:  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     Not applicable.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this Registration Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Registration Statement. This Registration Statement incorporates by reference the documents set forth below that have been previously filed with the SEC:

          (1) The audited consolidated financial statements of The Seagram Company Ltd. included in Seagram's Annual Report on Form 10-K for the year ended June 30, 1999;

          (2) The unaudited interim consolidated financial statements of The Seagram Company Ltd. included in Seagram's Quarterly Report on Form 10-Q, dated March 31, 2000;

          (3) The audited consolidated financial statements of The Seagram Company Ltd. included in Seagram's Current Report on Form 8-K, dated August 17, 2000.

                                    PART IV

               VIVENDI INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Public Accountants...................  129
Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................  131
Consolidated Statements of Income for the Years Ended
  December 31, 1999, 1998 and 1997..........................  133
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1999, 1998, 1997 and
  1996......................................................  134
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997..........................  135
Notes to Consolidated Financial Statements..................  137

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi:

We have audited the accompanying consolidated balance sheet of Vivendi and subsidiaries (together the "Company"), as of December 31, 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, expressed in Euros. We have also audited the information presented in Note 22 and 23 and Note 25, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States on the consolidated net income and shareholders' equity of Vivendi as of December 31, 1999 and 1998 and for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Barbier Frinault & Cie did not audit the financial statements of the Company as of and for the year ended December 31, 1998. Those statements were audited by RSM Salustro Reydel whose report has been furnished to Barbier Frinault & Cie and whose opinion, insofar as it relates to amounts included in Note 22, 23 and 25 that are based on accounting principles generally accepted in France for 1998, is based on that report.

We conducted our audit in accordance with auditing standards generally accepted in France and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of certain financial information of Vivendi as of December 31, 1999 and 1998 and for the years then ended to accounting principles generally accepted in the United States) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, (a) the financial position of Vivendi and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France and (b) the information with respect to accounting principles generally accepted in the United States as of and for the years ended December 31, 1999 and December 31, 1998 set forth in the Note 25.

The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income and shareholders' equity for the two years ended December 31, 1999 is set forth in Note 25 to the consolidated financial statements.

Barbier Frinault & Cie,                                RSM Salustro Reydel
a member firm of Arthur Andersen

/s/ Barbier Frinault & Cie                        /s/ RSM Salustro Reydel

                                 Paris, France
                                 March 10, 2000
(Except with respect to the matters discussed in Note 25 as to which the date is
                               September 6, 2000)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi:

We have audited the accompanying consolidated balance sheet of Vivendi and subsidiaries (together "the Company"), as of December 31, 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the two year period ended December 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in France which are substantially similar to those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivendi and subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for each of the two years in the two year period ended December 31, 1998 in conformity with accounting principles generally accepted in France.

The accompanying financial statements include changes in accounting policies relating to pension commitments that were adopted by certain subsidiaries of the Company as of January 1, 1997 and as of January 1, 1998 for the remaining subsidiaries of Vivendi. The Company also changed its accounting policies relating to capital leases and the use of the percentage of completion method as of January 1, 1998. These changes are described in Note 2.

                                          RSM Salustro Reydel

                                          /s/ RSM Salustro Reydel

                                 Paris, France
                                 March 10, 2000
(Except with respect to the matters discussed in Note 25 as to which the date is
                               September 6, 2000)

                                    VIVENDI

                     CONSOLIDATED BALANCE SHEETS -- ASSETS

                                                                   AT DECEMBER 31,
                                                        -------------------------------------
                                               NOTES        1999          1999         1998
                                               -----    ------------    ---------    --------
                                                        ($ MILLIONS)        (E MILLIONS)
GOODWILL, NET................................    3        10,436.4       10,388.6     4,514.9
OTHER INTANGIBLE ASSETS, NET.................    4         8,721.8        8,681.9     3,282.7
Property plant and equipment.................             26,691.3       26,569.1    18,641.1
Publicly-owned utility networks..............              4,004.1        3,985.8     1,206.3
Accumulated depreciation.....................            (10,626.1)     (10,577.5)   (7,605.3)
                                                         ---------      ---------    --------
PROPERTY, PLANT AND EQUIPMENT, NET...........    6        20,069.3       19,977.4    12,242.1
Investments accounted for using the equity
  method.....................................    5           785.5          781.9     1,738.1
Investments accounted for using the cost
  method.....................................    7         2,426.7        2,415.6       668.6
Portfolio investments held as fixed assets
  (securities)...............................    7           536.9          534.4       876.3
Portfolio investments held as fixed assets
  (others)...................................    7         2,572.9        2,561.1     2,749.9
                                                         ---------      ---------    --------
FINANCIAL ASSETS.............................              6,322.0        6,293.0     6,032.9
                                                         ---------      ---------    --------
TOTAL LONG-TERM ASSETS.......................             45,549.5       45,340.9    26,072.6
Inventories and work-in-progress.............    8         4,922.8        4,900.3     2,996.0
Accounts receivable..........................    9        22,494.7       22,391.7    13,369.2
Short-term loans.............................              3,049.6        3,035.6     2,078.8
Cash, cash equivalents and marketable
  securities.................................   10         7,141.2        7,108.5     4,465.8
                                                         ---------      ---------    --------
TOTAL CURRENT ASSETS.........................             37,608.3       37,436.1    22,909.8
                                                         ---------      ---------    --------
TOTAL ASSETS.................................             83,157.8       82,777.0    48,982.4
                                                         =========      =========    ========

The accompanying notes are an integral part of these consolidated financial statements.

     For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                    VIVENDI

      CONSOLIDATED BALANCE SHEETS -- LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   AT DECEMBER 31,
                                                         ------------------------------------
                                                NOTES        1999          1999        1998
                                                -----    ------------    --------    --------
                                                         ($ MILLIONS)        (E MILLIONS)
Share capital.................................              3,291.2       3,276.1     2,431.0
Additional paid-in capital....................              4,370.8       4,350.8     3,429.1
Retained earnings.............................              3,280.3       3,265.3     1,980.1
                                                           --------      --------    --------
TOTAL SHAREHOLDERS' EQUITY....................   11        10,942.3      10,892.2     7,840.2
MINORITY INTERESTS............................   12         4,071.0       4,052.4     2,423.0
DEFERRED INCOME...............................              1,312.4       1,306.4       715.4
RESERVES AND ALLOWANCES.......................   14         6,915.0       6,883.3     5,931.7
SUBORDINATED DEBT.............................   13           179.1         178.3       174.0
Non-recourse project financing................   13         1,198.5       1,193.0     1,059.7
Other financial long-term debt................   13        17,943.9      17,861.7     8,722.8
                                                           --------      --------    --------
LONG-TERM DEBT................................   13        19,142.4      19,054.7     9,782.5
OTHER LONG-TERM LIABILITIES...................              1,567.4       1,560.2       987.7
                                                           --------      --------    --------
TOTAL LONG-TERM LIABILITIES...................             44,129.6      43,927.5    27,854.5
Accounts payable..............................   15        23,941.7      23,832.1    16,077.3
Bank overdrafts and other short-term
  borrowings..................................             15,086.5      15,017.4     5,050.6
                                                           --------      --------    --------
TOTAL CURRENT LIABILITIES.....................             39,028.2      38,849.5    21,127.9
                                                           --------      --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....             83,157.8      82,777.0    48,982.4
                                                           ========      ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

     For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                    VIVENDI

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   AT DECEMBER 31,
                                                 ---------------------------------------------------
                                         NOTES       1999         1999          1998         1997
                                         -----   ------------   ---------   ------------   ---------
                                                                                 (E
                                                 ($ MILLIONS)                MILLIONS)
REVENUE................................            41,814.0      41,622.5     31,737.1      25,476.6
Other revenue..........................             1,960.2       1,951.3      1,516.8         954.6
Purchases and external costs...........           (23,822.0)    (23,712.9)   (18,575.3)    (14,810.9)
Personnel costs........................           (10,415.0)    (10,367.3)    (8,165.8)     (6,760.5)
Taxes..................................              (662.2)       (659.2)      (627.9)       (475.7)
Other operating expenses...............            (3,829.3)     (3,811.8)    (2,662.5)     (2,434.3)
Depreciation and amortization..........            (2,690.6)     (2,678.3)    (1,831.7)     (1,314.0)
Employee profit-sharing................               (64.1)        (63.8)       (59.3)        (40.3)
OPERATING INCOME.......................             2,291.0       2,280.5      1,331.4         595.5
                                                  ---------     ---------    ---------     ---------
Financial (expenses) income............               (57.5)        (57.2)       307.3        (180.5)
Financial provisions...................              (163.6)       (162.9)      (298.0)       (120.8)
NET FINANCIAL (EXPENSES) INCOME........              (221.1)       (220.1)         9.3        (301.3)
                                                  ---------     ---------    ---------     ---------
INCOME FROM OPERATIONS BEFORE
  EXCEPTIONAL ITEMS AND INCOME TAXES...             2,069.9       2,060.4      1,340.7         294.2
                                                  ---------     ---------    ---------     ---------
Exceptional items......................              (918.6)       (914.3)        42.7       1,777.5
Depreciation, amortization and
  provisions on exceptional items......                76.9          76.5        206.6        (898.9)
INCOME BEFORE INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST....................             1,228.2       1,222.6      1,590.0       1,172.8
                                                  ---------     ---------    ---------     ---------
Income taxes and deferred tax..........   16          796.9         793.2        (90.0)       (194.7)
INCOME BEFORE GOODWILL AMORTIZATION,
  EQUITY INTEREST AND MINORITY
  INTEREST.............................             2,025.1       2,015.8      1,500.0         978.1
                                                  ---------     ---------    ---------     ---------
Goodwill amortization..................              (614.8)       (612.0)      (209.5)       (374.7)
INCOME BEFORE EQUITY INTEREST AND
  MINORITY INTEREST....................             1,410.3       1,403.8      1,290.5         603.4
                                                  ---------     ---------    ---------     ---------
EQUITY IN NET INCOME OF AFFILIATES.....                33.0          32.9         42.5         103.6
Minority interest......................                (5.3)         (5.3)      (212.2)        115.1
NET INCOME.............................             1,438.0       1,431.4      1,120.8         822.1
                                                  =========     =========    =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

     For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                    VIVENDI

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                        SHARE    ADDITIONAL PAID-   RETAINED     NET      SHAREHOLDERS'
                               NOTES   CAPITAL      IN CAPITAL      EARNINGS    INCOME       EQUITY
                               -----   -------   ----------------   --------   --------   -------------
                                                             (E MILLIONS)
BALANCE AT DECEMBER 31,
  1996.......................          1,869.2        2,358.3         609.6       297.7      5,134.8
Net income for the year
  1997.......................                                                     822.1        822.1
Foreign currency translation
  adjustment.................                                         208.4                    208.4
Dividends paid and net income
  appropriation..............                                          71.9      (297.7)      (225.8)
Goodwill.....................                           (31.9)                                 (31.9)
Capital increase.............    11      174.3          910.9                                1,085.2
Release of revaluation
  surplus and other..........                                        (146.1)                  (146.1)
                                       -------       --------       -------    --------     --------
BALANCE AT DECEMBER 31,
  1997.......................          2,043.5        3,237.3         743.8       822.1      6,846.7
Changes in accounting
  methods....................    11                                  (226.8)                  (226.8)
                                       -------       --------       -------    --------     --------
RESTATED NET TOTAL AT
  DECEMBER 31, 1997..........          2,043.5        3,237.3         517.0       822.1      6,619.9
Net income for the year
  1998.......................                                                   1,120.8      1,120.8
Foreign currency translation
  adjustment.................                                        (168.7)                  (168.7)
Dividends paid and net income
  appropriation..............                                         516.2      (822.1)      (305.9)
Goodwill.....................    11                    (579.0)                                (579.0)
Capital increase.............    11      387.5          770.8                                1,158.3
Release of revaluation
  surplus and other..........                                          (5.2)                    (5.2)
                                       -------       --------       -------    --------     --------
BALANCE AT DECEMBER 31,
  1998.......................          2,431.0        3,429.1         859.3     1,120.8      7,840.2
Net income for the year
  1999.......................                                                   1,431.4      1,431.4
Foreign currency translation
  adjustment.................                                         383.3                    383.3
Dividends paid and net income
  appropriation..............                                         707.3    (1,120.8)      (413.5)
Goodwill.....................  3&11                  (4,310.3)                              (4,310.3)
Capital increase.............    11      845.1        5,232.0                                6,077.1
Release of revaluation
  surplus and other..........                                        (116.0)                  (116.0)
                                       -------       --------       -------    --------     --------
BALANCE AT DECEMBER 31,
  1999.......................          3,276.1        4,350.8       1,833.9     1,431.4     10,892.2
                                       =======       ========       =======    ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

     For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                    VIVENDI

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------
                                                U.S. $                     EUROS
                                             ------------   -----------------------------------
                                                 1999         1999          1998         1997
                                             ------------   ---------   ------------   --------
                                             ($ MILLIONS)              (E MILLIONS)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income...............................     1,438.0       1,431.4      1,120.8        822.1
  Adjustments to reconcile net income to
     net cash provided by operating
     activities............................
     Depreciation and amortization.........     3,505.8       3,489.7      2,125.0      2,822.3
     Financial provisions..................       163.6         162.9        298.0        120.8
     Gains on sale on property and
       equipment and financial assets,
       net.................................      (673.1)       (670.0)      (297.9)    (2,120.7)
     Undistributed earnings of affiliate,
       net.................................        51.0          50.8         38.8        (27.4)
     Deferred taxes........................    (1,026.8)     (1,022.1)      (279.4)        53.9
     Minority interests....................         5.3           5.3        212.2       (115.1)
     Net changes in current assets and
       liabilities:
       Prepaid, deferrals and accruals.....    (1,099.3)     (1,094.3)      (536.1)      (423.5)
       Other working capital...............      (948.6)       (944.3)       216.5        468.8
                                              ---------     ---------     --------     --------
     NET CASH PROVIDED BY OPERATING
       ACTIVITIES..........................     1,415.9       1,409.4      2,897.9      1,601.2
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant and
     equipment.............................    (5,723.5)     (5,697.3)    (3,942.1)    (2,289.9)
  Proceeds from sale of property, plant and
     equipment.............................     1,097.1       1,092.1        191.7        289.1
  Purchase of investments..................   (12,026.8)    (11,971.7)    (2,229.0)    (3,139.4)
  Sales of investments.....................     2,716.9       2,704.5      2,532.7      2,950.0
  Purchase of portfolio investments........      (719.7)       (716.4)      (168.1)      (169.4)
  Sales of portfolio investments...........       676.4         673.3        579.3        283.6
  Disbursement on notes receivables........    (1,126.2)     (1,121.0)      (522.1)      (576.6)
  Principal payment on notes receivables...     1,850.2       1,841.8        192.1        600.0
  Net (increase) decrease in short-term
     financial receivables.................      (121.2)       (120.7)     1,421.2       (491.9)
  Purchase of treasury shares held as
     marketable securities.................    (1,408.2)     (1,401.8)      (288.7)      (252.1)
  Sales (purchases) of other marketable
     securities............................     1,166.2       1,161.0       (692.8)      (309.8)
                                              ---------     ---------     --------     --------
     NET CASH USED IN INVESTING
       ACTIVITIES..........................   (13,618.8)    (13,556.2)    (2,925.8)    (3,106.4)

                                                          YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------
                                                U.S. $                     EUROS
                                             ------------   -----------------------------------
                                                 1999         1999          1998         1997
                                             ------------   ---------   ------------   --------
                                             ($ MILLIONS)              (E MILLIONS)
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term
     borrowings............................     9,316.1       9,273.4     (1,384.2)    (1,675.3)
  Proceeds from insurance of borrowings and
     other long-term debt..................    11,749.4      11,695.6      2,850.7      1,868.3
  Principal payment on borrowings and other
     long-term debt........................    (9,945.1)     (9,899.5)    (1,042.4)      (853.2)
  Net proceeds from issuance of common
     stock.................................     3,310.7       3,295.5        146.8      2,381.4
  Purchase of treasury stock...............      (135.9)       (135.3)          --           --
  Cash dividends paid......................      (486.0)       (483.8)      (348.3)       (56.8)
                                              ---------     ---------     --------     --------
     NET CASH PROVIDED BY FINANCING
       ACTIVITIES..........................    13,809.2      13,745.9        222.6      1,664.4
Effect of foreign currency exchange rate
  changes on cash and cash equivalents.....        (1.5)         (1.5)        89.3         36.1
                                              ---------     ---------     --------     --------
CHANGE IN CASH AND CASH EQUIVALENTS........     1,604.8       1,597.6        284.0        195.3
                                              =========     =========     ========     ========
CASH AND CASH EQUIVALENTS:
  Beginning................................     1,270.1       1,264.2        980.2        784.9
  Ending...................................     2,874.9       2,861.8      1,264.2        980.2
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash payments for:
     Interest..............................       875.9         871.9        408.0        334.0
     Income taxes..........................       371.2         369.5        140.8        181.4
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:
  Acquisition:
     Purchase of affiliates by issuance of
       common stock........................     2,236.4       2,225.2        923.1         41.9
     Issuance of common stock in settlement
       of note payable.....................       622.5         619.6        150.0        768.5
     Issuance of common stock in settlement
       of dividends........................                                               162.4

The accompanying notes are an integral part of these consolidated financial statements.

     For periods presented prior to January 1, 1999, the Consolidated Financial Statements have been prepared in French francs and translated into euros using the official fixed exchange rate E 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the Consolidated Financial Statements).

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BUSINESS DESCRIPTION

     Vivendi, together with its subsidiaries and investees ("Vivendi" or the "Company"), a French corporation (Societe Anonyme) provides a broad range of services mainly in three primary business sectors: Communication and Environmental Services, which are the two core business sectors of the Company, and Construction and Real Estate, whose activities the Company has been reducing.

     Incorporated in 1853, where it originally supplied water in French cities, the Company experienced mostly internal growth until the early 1980s, when it significantly diversified its environmental activities by entering the waste management, energy and transportation businesses. The Company entered into the communication sector, through its participation in the establishment of the first French pay television service, Canal+, in 1983, and in 1987 by launching Societe Francaise du Radiotelephone ("SFR"), the first private mobile telephony operator in France. In addition, the Company entered the multimedia and publishing sector through the acquisition of Havas (1998) and Cendant Software
(1998). In 1988, the Company reinforced operations in the construction sector through the purchase of Societe Generale d'Entreprises ("Vinci"), a French building and civil engineering company.

     Following is a brief description of the operating activities in each of the business sectors:

COMMUNICATION (TELECOMMUNICATION, MULTIMEDIA AND PUBLISHING, AUDIOVISUAL AND INTERNET SEGMENTS):

     The Company provides a wide variety of communication, entertainment and educational products and services, from mobile telephony and Internet services to film production and publishing. The primary focus of the communication business is on developing integrated telecommunication and multimedia services for the European market and establishing and developing Internet websites and services.

ENVIRONMENTAL SERVICES (WATER, WASTE MANAGEMENT, ENERGY, TRANSPORTATION, AND FOMENTO DE CONSTRUCCIONES Y CONTRACTES ("FCC") SEGMENTS):

     The Company is a provider of environmental management services to a wide range of public authorities and industrial, commercial and residential customers. The Company offers a variety of integrated services, including water treatment and system operation, waste management, energy services and power generation, and transportation services. The Company also jointly controls FCC, a Spanish publicly listed multi-services environmental and construction company.

CONSTRUCTION AND REAL ESTATE SEGMENTS:

     As part of the on-going strategy of the Company of focusing on Communication and Environmental services, the Company decided in 1999 to reduce its activities in the real estate and construction businesses. The Company will retain certain real estate assets consisting primarily of investments arising out of past real estate development projects. In January 2000, the Company has reduced its stake in the Construction Group, Vinci to 16.9% and in July 2000 the Company has sold Nexity to institutional investors.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated financial statements of Vivendi have been prepared in accordance with accounting principles generally accepted in France ("French GAAP"). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP. French GAAP differs in certain respects from accounting principles generally accepted in the United States. A description of these differences and their effects on net income and shareholders' equity is set forth in Note 25. The financial statements have been formatted in the original French GAAP financial statements presentation and where necessary have been modified to include certain additional disclosures in order to conform more closely with the content of financial statements required by the generally accepted accounting principles in the United States ("US GAAP").

CONVENIENCE TRANSLATIONS

     The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the year ended December 31, 1999 denominated in millions of U.S. dollars. These amounts are presented as permitted convenience translations under Rule 3-20 of Regulation S-X of the U.S. Securities and Exchange Commission and have been prepared using an exchange rate of US$1 to E 0.995, which was the exchange rate as of December 31, 1999. Convenience translations are presented solely for the convenience of the reader of these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

PRINCIPLES OF CONSOLIDATION

     All material companies in which Vivendi has legal or effective control are consolidated. The Company consolidates Cegetel and Canal+, in which it owns less than 50% of the voting shares. The Company has a direct and indirect ownership interest in Cegetel totaling 44%. Cegetel is consolidated because, through a shareholders' agreement, the Company has a majority of the shareholder voting rights. The Company has a 49% ownership interest in Canal+. With respect to Canal+, the Company has the ability to control major decisions through its Board representatives and through its participation on the Compensation Committee of the Board. The Company has a direct and indirect ownership interest in Societe Generale d'Entreprises ("S.G.E.," renamed Vinci in 2000) totaling 49.2%. Pursuant to a decision of a general meeting of the shareholders of S.G.E., double voting rights were granted to all shares held by the same shareholder for at least two years. As a result of this decision, the Company controls S.G.E. as of December 31, 1999 through its holding of 62.97% of the voting rights. In addition, the Company only consolidates the subsidiary if no other shareholder or group of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block decisions taken by the Company. The Company uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, the Company exercises significant influence over the operating and financial decisions of the subsidiary either (a) through a disproportionate representation on the subsidiary's board of directors, e.g., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholding interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, which is a consideration under French accounting principles to determine whether significant influence exists, or (c) because the Company exercises substantive participating rights, through shareholders agreements, that allow the Company to veto or block decisions taken by the subsidiary board. Significant investments in which Vivendi has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi and outside shareholders have agreed to exercise joint control over significant financial and operations policies. For such entities, the Company records its proportionate interest in the balance sheet and income statement accounts. All other investments in affiliates which are not consolidated are accounted for at cost. Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date or the most recent balance sheet date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of Vivendi interest in the company involved.

USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates.

     Significant estimates made by management in the preparation of these financial statements include amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, total gross revenue on film and television rights, as well as recorded and disclosed amounts for certain financial instruments.

INTRODUCTION OF THE EURO

     Since the introduction of the euro on January 1, 1999, the functional and reporting currency of the Company has been the euro. Prior to this date, the functional and reporting currency of the Company was the French franc. Consequently, prior periods have been restated from French francs into euros using the official fixed exchange rate E 1 = FF 6.55957. These restated financial statements depict the same trends as the financial statements previously prepared using the French franc. Further, the restated financial statements will not be comparable to financial statements of other companies that report in euros and have restated prior periods from currencies different than the French franc.

TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS

     Balance sheets, statements of income and cash flows of subsidiaries whose functional currency is different from that of the parent are translated into the reporting currency at the applicable year-end exchange rates. Translation gains and losses are recorded in retained earnings. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

                                                          1999     1998     1997
                                                          -----    -----    -----
US dollar...............................................  0.995    0.857    0.913
Pound sterling..........................................  1.608    1.418    1.512

     For subsidiaries operating in countries where the local currency is deemed to be highly inflationary, balance sheets and statements of income and cash flows are translated into a stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into the reporting currency using year-end exchanges rates, and related translation gains or losses are recorded in retained earnings.

     Subsequent to December 31, 1998, balance sheets, statements of income and cash flows of subsidiaries located in countries that have adopted the Euro as their official currency are translated from the former national currencies to the Euro at the official fixed exchange rates that have been established as of January 1, 1999 and are no longer subject to fluctuation.

REVENUE RECOGNITION

     Revenue is recorded when title passes to the customer or when services are rendered in accordance with contracts. Title passes to the customer when goods are shipped. Revenues relating to specific sectors are discussed in applicable sections of this footnote.

GOODWILL AND BUSINESS COMBINATIONS

     All business combinations are accounted for as purchases or mergers. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 10 to 40 years.

     Certain significant acquisitions have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill corresponds to the difference between the value of shares issued and the equity of ownership interests acquired, valued at historical cost.

     In accordance with French GAAP, for transactions where acquisitions are completed through issuance of capital, the portion of goodwill attributable to such proceeds may be charged to shareholders' equity, up to the amount of the related share premium.

OTHER INTANGIBLE ASSETS

     Market share and editorial resources (see accounting policies specific to the communication sector) are not amortized.

     Start-up costs relating to the implementation of new activities including pre-operating costs and film development rights, are amortized over their estimated useful life.

     Other intangible assets include costs incurred to obtain contracts, such as mobile subscribers acquisition costs and fees paid to local authorities for public services contracts. Subscribers acquisition costs are amortized over the contract period of 12 months. Fees paid to local authorities are amortized over the duration of the contract, which is up to 30 years.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following useful lives:

                                                              ESTIMATED USEFUL
                                                               LIVES IN YEARS
                                                              ----------------
Buildings...................................................      20 to 50
Equipment and machinery.....................................       3 to 15

     Assets financed by leasing contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense.

VALUATION OF LONG-LIVED ASSETS

     The carrying value of long-lived assets, including goodwill and other intangible assets, is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Should impairment be indicated, a valuation allowance is established, based on estimated fair value.

FINANCIAL ASSETS

     Investments accounted for using the cost method

     Investments in unconsolidated affiliates are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

     Portfolio investments held as fixed assets

     Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance may be provided. Estimated fair value is determined on the basis of Vivendi's share of the equity of the companies concerned adjusted to market value in the case of listed securities, and of their earnings growth prospects.

INVENTORIES AND WORK-IN-PROGRESS

     The Company values inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value. Work-in-progress consists primarily of long-term contracts incurred in the Construction and Real Estate sector.

DEFERRED TAXES

     Deferred tax assets are recognized for deductible timing differences, net tax operating loss carryforwards and tax credit carryforwards. Deferred tax liabilities are recognized for taxable timing differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost which approximates their fair value.

     Marketable securities include Vivendi treasury shares and other highly liquid investments. Vivendi treasury shares are classified as marketable securities when they are acquired to stabilize the market price of Vivendi shares or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

PENSION PLANS

     Vivendi has several pension plans that cover substantially all employees. Vivendi determines its pension obligations using the projected unit credit method. This method considers the probability of personnel remaining with Vivendi until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which Vivendi maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

     Vivendi's employees in France and most other European countries are eligible, for severance pay pursuant to applicable law immediately upon termination. Vivendi reserves for such employee termination liabilities using the projected unit credit method.

     Prior to 1998, Vivendi only recorded the benefits paid to retired employees and the premiums paid for insurance contracts that covered pension benefits and retirement indemnities for employees in service at that time as pension expenses.

STOCK BASED COMPENSATION

     Vivendi has adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. Treasury shares that are held by the Company to fulfill its obligations under stock options granted have been recorded in the balance sheet as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

     The Company also maintains employee stock purchase plans that allow substantially all full-time employees of Vivendi and certain of its subsidiaries to purchase shares of Vivendi. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees for a five-year period. The shares are sold to employees at a discount of 20% from the average market price of Vivendi stock over the last 20 business days prior to the date that the share grant is authorized by the Board of Directors.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

     The Company primarily uses interest rate swaps and caps to manage interest rate risks relating to its funding costs. The goal of these swaps is, depending on the circumstances involved, to modify from fixed to floating rates and from floating to fixed as well as to modify the underlying index on floating rate debt. The goal of the interest caps is to limit the upside risk relating to floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

     The Company uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

     Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

     Any financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are converted into euros at the exchange rate on the transaction date. At year-end, receivables and payables denominated in foreign currencies are translated into euros at the year-end exchange rates. The resulting exchange losses are expensed in the current period earnings and unrealized gains are deferred.

     Exchange losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are included as translation adjustments as a separate component of shareholders' equity.

RESEARCH AND DEVELOPMENT

     The Research and Development costs are expensed as incurred. Research and Development costs were E 121 million, E 62 million and E 46 million for the years ended December 31, 1999, 1998 and 1997, respectively.

ACCOUNTING FOR INTERNAL USE SOFTWARE

     Direct internal and external costs incurred to develop computer software for internal use are capitalized during the application development stage and otherwise expensed. Such costs are amortized over their useful life. Policies applied by specific sectors are discussed in applicable sections of this footnote.

ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED

     All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Such costs are charged as expenses as they are incurred. The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications. The period between establishing the technological feasibility and the generation of a working model of the software to be marketed is not material; therefore, the Company expenses all costs relating to external use software.

ADVERTISING COSTS

     The cost of advertising is expensed as incurred; however, certain costs specifically related to the change of Company corporate name have been capitalized and amortized over 3 years.

EARNINGS PER SHARE

     Earnings per share is based on net income after taxes divided by the weighted average number of common shares outstanding.

ACCOUNTING POLICIES SPECIFIC TO THE COMMUNICATION SECTOR

     Audiovisual segment

     Revenue from broadcast advertising is recognized when commercials are aired. Revenue from television subscription services related to cable and satellite programming services is recognized as the services are provided. Revenue from the theatrical distribution of motion pictures is recognized when the motion pictures are exhibited.

     Film and television rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Television broadcast programming licenses and rights and related liabilities are recorded at contractual price when the screening certificate is obtained or from the signature date of the contract, if later. Films and television production costs are expensed based on the ratio of the current period's gross revenue to estimated total gross revenue from all sources on an individual production basis. Revenue estimates are reviewed periodically and amortization is adjusted accordingly.

     Television network and station rights for theatrical movies and other long-term programming are charged to expense primarily on the usage of programs. Multi-year sports rights are charged to expense over the term of the contract.

     Estimates of total gross revenue can change significantly due to a variety of factors, including the level of market acceptance of the film and television products, advertising rates and subscriber fees. Accordingly, revenue estimates are reviewed periodically and the related asset amortization is adjusted prospectively, if necessary. Such adjustments could have a material effect on results of operations in future periods.

     Telecommunication segment

     Revenue from the telecommunication segment are recognized when the services are provided. Telecommunication subscription revenue fees are deferred and recognized over the contract term, generally 12 months. Prepaid telecommunication fees are deferred and recognized when minutes are used.

     Discounts granted to customers represent mobile purchase incentives (service credit for 12 months) and discounts on packs (mobile granted access to an SFR flat-rate tariff including connection). These discounts are treated as a reduction in revenue, and are spread over 12 months from the date the line is put into service.

     Internet segment

     Website development costs are expensed as incurred.

     Multimedia and publishing segment

     Revenue in the publishing segment is comprised of magazine advertising revenue which is earned when the advertisement runs and publication subscription revenue which is recognized over the term of the subscription on a straight-line basis. In addition, revenue in this segment is generated from book and software sales, which is recognized when legal title to goods transfers upon shipment to the retailer.

ACCOUNTING POLICIES SPECIFIC TO THE ENVIRONMENTAL SERVICES SECTOR

     Contractual Environment

     Vivendi holds public service contracts relating to its operations in water distribution and treatment, district heating networks, urban transportation and waste collection and treatment. Under the French legal system, there are three primary types of public service contracts: "Affermage" (public service management) where the operator is granted the obligation to manage and maintain facilities owned and financed by local authorities, "Concession", facility management contracts which are similar to a BOT (Build Operate Transfer agreements) and contracts presenting mixed characteristics of "Affermage" (public service management) and "Concession" contracts.

     In France, Vivendi mainly operates "Affermage" (public service management) contracts.

     Revenue Recognition

     Revenue is recognized when services are rendered.

     Facilities

     Facilities operated by the Company are generally financed by local authorities and remain their property throughout the contract period. Individual facilities financed by the Company as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, on the shorter of their economic useful lives or the contract's term. Wherever the contract's term is shorter than the economic useful life of the asset, such depreciation is classified as a liability as a financial depreciation.

     Commitments to maintain and repair assets

     Vivendi generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some investments in joint ventures where these costs are accrued in advance.

     Fees paid to local authorities

     Vivendi does not have any obligation for compensation payments to local authorities during the contract period, except for fees that have been agreed by both parties and formally defined by the contract.

     Vivendi's policy is to expense as incurred fees that are paid to local authorities when these fees are paid annually and to amortize these costs on a straight-line basis when the fees consist of payments at the beginning of the contract.

     Landfill capitalization and depletion

     Landfill sites are carried out at cost and amortized ratably using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed.

     Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit.

     When the Company determines that the facility cannot be developed or the likelihood of grant of the permit cannot be documented before its final authorization, as it is the case in France and the UK, these costs are expensed as incurred.

     Landfill closure and post-closure costs

     The Company has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or is otherwise responsible for. The Company accrues a reserve for these estimated future costs pro rata over the estimated useful life of the facilities.

ACCOUNTING POLICIES SPECIFIC TO THE CONSTRUCTION AND REAL ESTATE SECTOR

     Real Estate segment

     Real estate companies recognize revenue on real estate development projects using the percentage-of-completion method when certain criteria are met or upon consummation of the sales contract and delivery of the real estate. Unsold units are included in work-in-progress at the lower of carrying value or estimated fair value at completion less cost to sell.

     For rental properties, the difference between rental income and operating costs is charged to earnings. Provisions are made, as appropriate, to reduce rental properties to the lower of cost or fair value.

     Construction contracts

     Construction companies recognize margin using the percentage of completion method. The percentage of completion method was adopted on January 1, 1998 by companies operating in the Construction and Real Estate business segments for contracts in excess of six months in duration. Contracts in these sectors with an anticipated duration of less than six months are accounted for under the completed contract method. For building and civil engineering and road works, the Company recognizes percentage of completion based upon the unit of work performed method. This "technical progress" is measured by Company engineers based upon procedures approved by management. For other activities where the measurement of technical progress is not practicable, progress is measured by the ratio of costs incurred in the period to the total estimated costs of the contracts.

     The Company determines substantial completion of a contract whenever work has been accepted by clients. This approval is materialized by the signature by the client of a specific report.

     The Company recognizes costs related to claims as incurred whereas revenues are recognized when they are approved by the customer. If the additional costs are not the result of deficiencies in the contractor's performance, such revenues are nevertheless recognized if assessed by management as having a legal basis in the contract, were unforeseen at the contract date, are based on reasonable, identifiable, verifiable costs which are probable to result in additional revenue.

     Over the period of construction costs and revenues at completion are periodically revised to take into account identified modifications of the terms of the contract. Impacts of such changes in estimated gross profit are recognized in the income of the period if the Company becomes aware of them prior to the issuance of the financial statements. In addition, whenever a loss at completion becomes probable due to these changes, a provision to cover the loss is made.

CHANGE IN ACCOUNTING PRINCIPLES

     As of January 1, 1997, for certain subsidiaries of the Company and as of January 1, 1998, for the remaining other subsidiaries, Vivendi adopted new accounting principles pursuant to changes in French GAAP for pensions. As of January 1, 1998 and pursuant to recommendations made by the "Conseil National de la Comptabilite" on June 18, 1997, Vivendi adopted new accounting principles pursuant to changes in French GAAP for capital leases and long-term construction contracts. These changes were made to more closely align the Company's accounting practices to International Accounting Standards. The cumulative effects of these changes in accounting principles were to increase 1998 net income by E 10.3 million and to decrease retained earnings by E 226.8 million.

NEW ACCOUNTING PRONOUNCEMENTS IN FRANCE

     A new set of accounting standards set forth by the "Comite de la Reglementation Comptable" in April 1999, covering the consolidation methodologies applicable to consolidated financial statements will be effective for fiscal years beginning on or after January 1, 2000. The Company does not expect that the adoption of these new standards will have any material impact on the Company's financial position or results of operations.

3) GOODWILL AND BUSINESS COMBINATIONS

Goodwill by segment is detailed as follows (in millions of Euros):

                                                              AT DECEMBER 31,
                                              -----------------------------------------------
                                                              1999                     1998
                                              ------------------------------------    -------
                                                          ACCUMULATED
                                               GROSS      AMORTIZATION      NET         NET
                                              --------    ------------    --------    -------
Telecommunication...........................   1,866.2        (153.5)      1,712.7    1,566.5
Multimedia and Publishing...................     650.5         (55.6)        594.9      309.7
Audiovisual.................................   2,307.5        (142.3)      2,165.2      456.2
Internet....................................        --            --            --         --
                                              --------      --------      --------    -------
COMMUNICATION...............................   4,824.2        (351.4)      4,472.8    2,332.4
                                              --------      --------      --------    -------
Water.......................................   2,779.6        (352.7)      2,426.9      336.2
Waste management............................   1,317.1        (115.1)      1,202.0      423.3
Energy......................................     875.4        (190.3)        685.1      352.8
Transportation..............................     196.0         (51.6)        144.4       93.5
FCC.........................................     734.7         (75.9)        658.8      627.6
                                              --------      --------      --------    -------
ENVIRONMENTAL SERVICES......................   5,902.8        (785.6)      5,117.2    1,833.4
                                              --------      --------      --------    -------
Construction................................   1,015.4        (313.1)        702.3      236.7
Real Estate.................................     255.9        (166.2)         89.7      111.7
                                              --------      --------      --------    -------
CONSTRUCTION & REAL ESTATE..................   1,271.3        (479.3)        792.0      348.4
                                              --------      --------      --------    -------
OTHER.......................................     139.7        (133.1)          6.6        0.7
                                              --------      --------      --------    -------
TOTAL.......................................  12,138.0      (1,749.4)     10,388.6    4,514.9
                                              ========      ========      ========    =======

     Total goodwill amortization expense for the years ended December 31, 1999, 1998 and 1997 was E 612.0 million, E 209.5 million and E 374.7 million, respectively.

     The following is a summary of the most significant acquisitions during the periods presented in the accompanying financial statements:

HAVAS

     Effective January 1, 1998, Vivendi acquired the remaining 70.6% of Havas, a publishing and multimedia company. In exchange for these shares, Vivendi issued 69,236,562 shares of common stock to Havas shareholders. Cumulated with the shares acquired in 1997 the total goodwill related to Havas is detailed as follows being considered that the 1998 transaction is accounted for as a merger (in millions of Euros):

Book value of net tangible and intangible assets acquired...  1,336
Purchase price..............................................  2,595
                                                              -----
Goodwill....................................................  1,259
                                                              -----
Goodwill recorded as an asset...............................    680
Goodwill charged to shareholders' equity....................    579

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

FCC

     In October 1998, Vivendi acquired 49% and obtained joint control of a Spanish holding company whose only asset is a 56.5% ownership interest in FCC, a publicly listed company in Spain active in the environmental services sector. Vivendi paid E 794 million in cash in exchange for the interest in the holding company. The holding company, which fully consolidates FCC, is reflected in the Company's financial statements on the proportionate consolidation method. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...  240
Purchase price..............................................  794
                                                              ---
Goodwill....................................................  554
                                                              ---
Goodwill recorded as an asset...............................  554

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

HAVAS INTERACTIVE

     In January 1999, Vivendi acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a US based software development company which produces games and educational CD-ROM. The transaction was accounted for as a purchase. Vivendi made a payment of E 678 million in exchange for the shares of Havas Interactive. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...  396
Purchase price..............................................  678
                                                              ---
Goodwill....................................................  282
                                                              ---
Goodwill recorded as an asset...............................  282

     Goodwill recorded as an asset arising from this transaction is being amortized over 10 years.

USFILTER

     In April 1999, Vivendi acquired 100% of the outstanding shares of USFilter, a US based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. Vivendi paid E 5,801 million in cash and financed through issuance of bonds and issuance of Vivendi common shares. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...  1,224
Purchase price..............................................  5,801
                                                              -----
Goodwill....................................................  4,577
                                                              -----
Goodwill recorded as an asset...............................  1,801
Goodwill charged to shareholders' equity....................  2,776

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

CANAL+

     In September 1999, Vivendi acquired control of Canal+, a pay television service company located in Europe, through the acquisition of an additional 15% of the outstanding shares and increased its ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

The Company's control is derived (i) from the fact that Vivendi had majority of the Board of Directors, as well as the committees of the Board which are responsible for key operating and financial decisions, (ii) from the French law, which stipulates that no individual entity can own, either directly or indirectly, more than 49% of a television broadcaster, and (iii) from the absence of any other significant shareholder of Canal+. Indeed, no other shareholder holds rights that allow him to substantially participate in the management of Canal+. To acquire the 15% interest, Vivendi issued 17,500,000 shares of common stock to third parties in exchange for the shares of Canal+. The details of the acquisition are as follows (in millions of Euros):

Fair value of net tangible and intangible assets acquired...    215
Purchase price..............................................  1,374
                                                              -----
Goodwill....................................................  1,159
                                                              -----
Goodwill recorded as an asset...............................     --
Goodwill charged to shareholders' equity....................  1,159

BRITISH SKY BROADCASTING (BSKYB)

     During 1999, the Company acquired an interest and met criteria of significant influence in BSkyB through the purchase of shares held by Granada and Pearson (11.8%) for E 1,203.3 million, and through the merger with Pathe (12.7%).

     Vivendi issued 4,254,300 shares of common stock and paid E 873.8 million in cash in exchange for the shares of BSkyB.

     Vivendi subsequently disposed of substantially all of the Pathe operating activities and retained Pathe's 12.7% interest in BSkyB. E 383.0 million of the original goodwill has been allocated to the disposed activities.

     The related goodwill was determined after allocation of the purchase price to the former Pathe's activities disposed of in 1999 and amounts to E 1,604 million among which E 306 million was charged to shareholder's equity.

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

     The following summary, prepared on a pro forma basis, combines the results of operations as if all entities acquired in purchase business combinations during 1999 had been completed as of the beginning of the periods presented (in millions of Euros, except per share amounts):

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
                                                                 (UNAUDITED)
Pro forma sales............................................  45,414.5    38,935.9
Pro forma net income.......................................   1,385.6       655.9
Pro forma earnings per share...............................      2.44        1.26

     The following summary, prepared on a pro forma basis, combines the results of operations as if all entities acquired in purchase business combinations during 1998 had been completed as of the beginning of the periods presented (in millions of Euros, except per share amounts):

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1998        1997
                                                             --------    --------
                                                                 (UNAUDITED)
Pro forma sales............................................  32,450.4    29,588.6
Pro forma net income.......................................   1,106.5       957.7
Pro forma earnings per share...............................       2.5        2.08

4) OTHER INTANGIBLE ASSETS

     Intangible assets other than goodwill are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                NET        NET
                                                              -------    -------
Fees paid to local authorities..............................    516.9      554.7
Trademarks, market share, editorial resources...............  5,395.7    1,453.9
Software....................................................    459.0      335.3
Prepaid expenses............................................  1,192.0      668.9
Audiovisual and musical rights..............................    823.6         --
Other.......................................................    294.7      269.9
                                                              -------    -------
TOTAL.......................................................  8,681.9    3,282.7
                                                              =======    =======

     Fees paid to local authorities relating to public service contracts, which are located primarily in France, amounted to E 516.9 million and E 554.7 million for the years ending December 31, 1999 and 1998, respectively. These are amortized over the term of the contracts.

     Trademarks, market share and editorial resources mostly relate to Vivendi's water, waste management and transportation, media and audiovisual activities, in the amounts of E 2,059.2 million, E 318.8 million, E 1,726.4 million and E 1,067.7 million, respectively, at December 31, 1999 and E 26 million, E 281 million, E 1,087 million and E 0 million, respectively, at December 31, 1998. The carrying value of market share is reviewed for realization each year on the same basis of criteria used to assess its initial value, such as the market position, net sales, and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded.

     Prepaid expenses of E 1,192 million at December 31, 1999 and E 668.9 million at December 31, 1998, primarily relate to the difference between the contractual amounts of debt servicing payments to municipalities and the expense charged to income over the period of public service contracts, and to the balance of mobile subscriber acquisition costs.

     Total amortization expense for other intangible assets for the years ended December 31, 1999, 1998 and 1997 was E 367.2 million, E 195.7 million and E
138.0 million, respectively.

     Accumulated amortization amounted to E 2,563.4 million and E 875.8 million as of December 31, 1999 and 1998, respectively.

5) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

     Investments accounted for using the equity method are detailed as follows (in millions of Euros):

                                                                   AT DECEMBER 31,
                                            --------------------------------------------------------------
                                                                PROPORTIONATE        PROPORTIONATE SHARE
                                               INTEREST        SHARE OF EQUITY      OF NET INCOME (LOSS)
                                            --------------    -----------------    -----------------------
                                            1999     1998      1999      1998      1999     1998     1997
                                            -----    -----    ------    -------    -----    -----    -----
Canal+..........................   (1)        N/A    33.94%      N/A      524.0      N/A     (9.6)     N/A
Telecom Developpement...........            49.90%   49.90%    241.4      238.5     (1.1)   (17.1)   (13.9)
Havas Advertising...............  (2)(8)    19.71%   29.85%    127.8      155.6     11.3     13.6       --
Cofiroute.......................            31.13%   31.13%    105.0      105.5     26.0     21.4     19.0
UGC.............................            39.34%   38.04%     71.1       63.1      0.4      0.6      1.6
AOL CompuServe France SAS.......   (3)      55.00%      --      59.3         --     (8.6)      --       --
Philadelphia Suburban...........   (8)      15.87%   13.18%     55.0       26.5      5.4      3.2      2.8
UGC CineCite....................            19.44%      --      52.0         --      0.3       --       --
South Staffordshire.............   (8)      32.71%   33.17%     47.0       37.3     10.1      7.7      7.5
Bristol Waterworks Co...........   (8)      24.14%   24.19%     36.3       29.1      5.1      4.7      4.2
Midkent.........................   (8)      23.82%   24.00%     27.2       20.7      6.1      4.9      5.2
British Sky Broadcasting........  (4)(8)    23.36%      --    (250.0)        --    (13.7)      --       --
Audiofina.......................   (5)         --    18.36%       --      229.4       --     10.4       --
Canal+ DA.......................   (6)        N/A    25.00%      N/A       50.0       --     (0.2)      --
Magyar Telecom..................   (6)        N/A    39.92%      N/A       37.4       --     (1.5)    (0.2)
Consumers Water.................              N/A    22.62%      N/A       22.2       --      2.5      1.9
Other...........................   (7)        N/A      N/A     209.8      198.8     (8.4)     1.9     75.4
                                                              ------    -------    -----    -----    -----
TOTAL...........................                               781.9    1,738.1     32.9     42.5    103.6
                                                              ======    =======    =====    =====    =====

-------------------------

1) Vivendi acquired an additional 15% of the capital stock of Canal+ in September 1999, bringing Vivendi's total equity interest to 49%. Canal+ was consolidated beginning October 1, 1999, due to the acquisition of effective control.

2) At the end of 1999, Vivendi sold 9% of Havas Advertising.

3) The rights granted to minority shareholders limit Vivendi's role to that of significant influence, and not control.

4) As described in note 13, the Company has assumed a debt obligation which is convertible into shares of BSkyB in a business combination. The Company owns 24.43% of the BSkyB common shares outstanding, but considers 1.07% of the total shares to be held for the repayment of the convertible debt. Accordingly, the Company applies the equity method to the percentages presented above.

5) During 1999, Audiofina was disposed of.

6) Magyar Telecom and Canal+ DA were fully consolidated in 1999.

7) Other investment consists of various entities accounted for using the equity method as of December 31, 1997, all of which were sold or consolidated in 1998.

8) The December 31, 1999 quoted market price for these investments, which are publicly listed, is as follows: Havas Advertising: E 633 million, Philadelphia Suburban: E 142 million, South Staffordshire: E 98 million, Bristol Waterworks Co: E 31 million, Midkent: E 25 million, British Sky
   Broadcasting: E 6,766 million.

     Dividends received from the equity affiliates amount to E 83.7 million in 1999, E 81.3 million in 1998, and E 76.2 million in 1997.

     Summarized financial information for equity method investees is as follows (in millions of Euros):

                                                           AT DECEMBER 31,
                                                   -------------------------------
                                                     1999        1998       1997
                                                   --------    --------    -------
BALANCE SHEET DATA
Long-term assets.................................   6,472.1    10,303.1
Current assets...................................   3,911.7     5,470.5
Total assets.....................................  10,383.8    15,773.6
Shareholders' equity.............................   1,294.7     5,055.5
Minority interests...............................     111.6       191.8
Financial debt...................................   3,719.7     4,650.6
Reserves and other liabilities...................   5,257.8     5,875.7
Total liabilities and shareholders' equity.......  10,383.8    15,773.6
INCOME STATEMENT DATA
Net revenue......................................  12,086.3    11,232.2    9,290.6
Operating income.................................     173.8       755.6      590.5
Net income (loss)................................    (308.2)      209.1      519.5

6) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment by segment are detailed as follows (in millions of Euros):

                                                          AT DECEMBER 31,
                               ---------------------------------------------------------------------
                                                          1999
                               ----------------------------------------------------------     1998
                               PROPERTY,        PUBLICLY-                                   --------
                                 PLANT            OWNED           ACCUMULATED      NET        NET
                                  AND            UTILITY         DEPRECIATION/   TANGIBLE   TANGIBLE
                               EQUIPMENT       NETWORKS(a)       AMORTIZATION     ASSETS     ASSETS
                               ---------   -------------------   -------------   --------   --------
Telecommunication............   3,642.3              7.2            (1,012.6)     2,636.9    2,104.4
Multimedia and publishing....     511.4               --              (246.5)       264.9      301.8
Audiovisual activities.......   2,338.4              0.9            (1,696.8)       642.5       20.6
Internet.....................        --               --                  --           --         --
                               --------          -------           ---------     --------   --------
COMMUNICATION................   6,492.1              8.1            (2,955.9)     3,544.3    2,426.8
                               --------          -------           ---------     --------   --------
Water........................   4,397.1          2,652.0            (1,587.4)     5,461.7    2,152.3
Waste Management.............   3,988.6             12.5            (1,770.8)     2,230.3    1,505.7
Energy.......................   5,442.1            575.1            (1,196.4)     4,820.8    2,730.7
Transportation...............   1,425.3            200.9              (658.0)       968.2      533.9
FCC..........................   1,130.0               --              (484.1)       645.9      462.8
                               --------          -------           ---------     --------   --------
ENVIRONMENTAL SERVICES.......  16,383.1          3,440.5            (5,696.7)    14,126.9    7,385.4
                               --------          -------           ---------     --------   --------

                                                          AT DECEMBER 31,
                               ---------------------------------------------------------------------
                                                          1999
                               ----------------------------------------------------------     1998
                               PROPERTY,        PUBLICLY-                                   --------
                                 PLANT            OWNED           ACCUMULATED      NET        NET
                                  AND            UTILITY         DEPRECIATION/   TANGIBLE   TANGIBLE
                               EQUIPMENT       NETWORKS(a)       AMORTIZATION     ASSETS     ASSETS
                               ---------   -------------------   -------------   --------   --------
Construction.................   2,239.9            529.2            (1,560.1)     1,209.0      786.7
Real Estate..................   1,331.8              8.0              (341.6)       998.2    1,585.6
                               --------          -------           ---------     --------   --------
CONSTRUCTION & REAL ESTATE...   3,571.7            537.2            (1,901.7)     2,207.2    2,372.3
                               --------          -------           ---------     --------   --------
OTHER........................     122.2               --               (23.2)        99.0       57.6
                               --------          -------           ---------     --------   --------
TOTAL........................  26,569.1          3,985.8           (10,577.5)    19,977.4   12,242.1
                               ========          =======           =========     ========   ========

-------------------------

(a) See applicable section of Note 2.

     The break-out of property, plant and equipment net is as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
Land.......................................................   1,773.2     1,427.9
Buildings..................................................   2,680.2     2,602.1
Equipment and machinery....................................   8,352.4     5,225.9
Construction in progress...................................   1,323.0       905.7
Other......................................................   2,253.6       995.4
                                                             --------    --------
PROPERTY, PLANT AND EQUIPMENT..............................  16,382.4    11,157.0
                                                             --------    --------
PUBLICLY OWNED UTILITY NETWORKS............................   3,595.0     1,085.1
                                                             --------    --------
TOTAL......................................................  19,977.4    12,242.1
                                                             ========    ========

     Tangible assets financed by leasing contracts, including purchase options, amount to E 1,139.2 million and E 1,258.0 million at December 31, 1999 and 1998, respectively. Accumulated amortization related to these assets financed under capital leases was E 379.9 million and E 456.8 million at December 31, 1999 and 1998, respectively.

     As of December 31, 1999 and 1998, property plant and equipment totaling E
2.1 billion and E 1.5 billion were pledged as collateral for borrowings from banks. See note 13.

     Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was E 1,898.1 million, E 1,385.7 million and E 883.8 million, respectively.

7) FINANCIAL ASSETS

   Investments accounted for using the cost method

     Investments accounted for using the cost method are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                   ----------------------------------------
                                                                1999                  1998
                                                   -------------------------------    -----
                                                    GROSS     ALLOWANCE      NET       NET
                                                   -------    ---------    -------    -----
Elektrim Telekomunikacja SP Zoo...........  (1)    1,209.2         --      1,209.2       --
Canal Satellite...........................  (2)      304.0         --        304.0       --
Mediaset SpA..............................           143.6         --        143.6       --
Television Holding SA.....................  (4)       85.7         --         85.7       --
Domino....................................            59.3         --         59.3       --
Csatorna Uzemeltetesi Holding
  Reszvenyta..............................            40.0         --         40.0       --
Fovarosi Csatomazasi Muvek
  Reszvenytarsasag........................            37.8         --         37.8     37.8
Mitteldeutsche Wasserversorgungsgeselt....  (3)       34.2         --         34.2       --
Coprim....................................            31.5      (31.5)          --      4.1
Norsk Gjenvinning.........................            29.2         --         29.2       --
CGEA Bresil...............................  (3)       23.7         --         23.7       --
Misrfone..................................            22.5         --         22.5     22.5
@viso.....................................  (3)       20.1         --         20.1       --
Le Vidal..................................              --         --           --     86.6
Sanepar...................................              --         --           --     59.3
Other.....................................  (5)      676.5     (270.2)       406.3    458.3
                                                   -------     ------      -------    -----
TOTAL.....................................         2,717.3     (301.7)     2,415.6    668.6
                                                   =======     ======      =======    =====

-------------------------

1) Elektrim Telekomunikacja SP Zoo was accounted for using the cost method as of December 31, 1999 because the acquisition was consummated in December, 1999, and significant "suspensive" conditions were not fulfilled before the beginning of year 2000.

2) Vivendi acquired additional shares through Pathe merger in 1999. These shares are accounted for using the cost method as they are deemed to be temporary due to their expected sale, which is expected to occur in 2000.

3) Companies acquired or set up at the end of 1999.

4) Equity stakes disposed of in 2000.

5) As of December 31, 1998, "Other" includes Lucia (E 11.6 million), and Editions Gallimard (E 15.1 million), which were sold in 1999 and l'Etudiant (E 26.5 million), Severoceske Vodovody Akanalizace AS (E 23.1 million), Terre Armee Internationale (E 20.7 million), which are consolidated in 1999, and other investments whose gross book value is under E 20 million.

PORTFOLIO INVESTMENTS

     Portfolio investments securities held as fixed assets are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                          -----------------------------------------------------------------------------------------
                                             1999                                          1998
                          -------------------------------------------   -------------------------------------------
                                    GROSS        GROSS      ESTIMATED             GROSS        GROSS      ESTIMATED
                                  UNREALIZED   UNREALIZED     FAIR              UNREALIZED   UNREALIZED     FAIR
                          COST      GAINS        LOSSES       VALUE     COST      GAINS        LOSSES       VALUE
                          -----   ----------   ----------   ---------   -----   ----------   ----------   ---------
Saint-Gobain............  119.2     130.7           --         249.9    341.9     333.4           --         675.3
Facic*..................  185.1        --           --         185.1    185.1        --           --         185.1
Alcatel.................  145.1     298.8           --         443.9    167.3      86.3           --         253.6
Eiffage.................   56.6        --        (14.0)         42.6     56.6        --        (15.6)         41.0
Societe Generale........     --        --           --            --     21.8      12.7           --          34.5
Others (with unit book
  value of under E 40
  million)..............   49.0      64.3         (6.6)        106.7    127.5      14.3         (8.3)        133.5
                          -----     -----        -----       -------    -----     -----        -----       -------
TOTAL GROSS AMOUNT......  555.0     493.8        (20.6)      1,028.2    900.2     446.7        (23.9)      1,323.0
Valuation allowance.....  (20.6)       --         20.6           0.0    (23.9)       --         23.9           0.0
                          -----     -----        -----       -------    -----     -----        -----       -------
TOTAL NET AMOUNT........  534.4     493.8          0.0       1,028.2    876.3     446.7          0.0       1,323.0
                          =====     =====        =====       =======    =====     =====        =====       =======

-------------------------

* One of the parent companies of Washington Baltimore.

     Other portfolio investments held as fixed assets are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Unlisted investments........................................    417.8      338.8
Long term loans.............................................  1,350.5    2,025.9
Other.......................................................    918.8      492.2
                                                              -------    -------
                                                              2,687.1    2,856.9
Valuation allowance.........................................   (126.0)    (107.0)
                                                              -------    -------
TOTAL NET AMOUNT............................................  2,561.1    2,749.9
                                                              =======    =======

Unlisted investments consist of bonds, equity investments in start-up companies, and mutual fund shares, of E 111.4 million, E 114.2 million and E 35.7 million, respectively, at December 31, 1999.

Long term loans relate mainly to Real Estate operations for an amount of E 776 million as of December 31, 1999 and to environment companies, for an amount of E 301 million as of December 31, 1999.

Other investments consist mainly of loans by Canal+ and US Filter and bond discount related to Vivendi Environnement.

8) INVENTORIES AND WORK IN PROGRESS

     Inventories are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
ENVIRONMENTAL SERVICES, INCLUDING:..........................  2,214.9      799.6
Water.......................................................  1,525.4      311.4
FCC.........................................................    230.3      190.7
Sithe Energies..............................................     80.0       20.8
COMMUNICATION, INCLUDING:...................................  1,172.3      431.9
Pay TV......................................................    769.6         --
CONSTRUCTION................................................    347.9      321.0
PROPERTY....................................................  1,823.0    2,106.1
TOTAL.......................................................  5,558.1    3,658.6
Less valuation allowance....................................   (657.8)    (662.6)
NET VALUE...................................................  4,900.3    2,996.0
                                                              =======    =======

     At December 31, 1999 inventories related to the water segment include net amounts of E 613 million and E 595 million due to the consolidation of USFilter and Berliner Wasser Betriebe, respectively.

     Inventory and work in progress related to pay TV are comprised of the Company's television broadcasting rights.

     For Compagnie Generale d'Immobilier et de Services, inventories and construction in process include in particular:

     -- E 814.9 million of assets recorded as "Vivendi Valorisation" net of a E
        335.9 million provision of which E 586.5 million, net of E 193.9 million of provisions, represent multi-year development projects in the Greater Paris region (in the La Defense business district), in other parts of France and in Babelsberg near Postdam in Germany.

     -- E 606.3 million for assets pooled in a new legal structure called
        "Nexity" scheduled for disposal in 2000.

9) ACCOUNTS RECEIVABLE

     Accounts receivable are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
Trade accounts receivable..................................  18,082.4    11,567.8
Valuation allowance........................................  (1,068.3)     (706.2)
TOTAL TRADE ACCOUNTS RECEIVABLE............................  17,014.1    10,861.6
VAT and other taxes........................................   2,644.0     1,802.5
Other including deferred tax...............................   2,733.6       705.1
                                                             --------    --------
TOTAL ACCOUNTS RECEIVABLE..................................  22,391.7    13,369.2
                                                             ========    ========

     The developments in the allowance for doubtful accounts for the years ended December 31, 1998 and 1999 are as follows:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1999       1998
                                                              -------    ------
Balance at beginning of period..............................    706.2     472.4
Amount charged to expense...................................    514.3     290.2
Deductions of reserve.......................................   (248.1)   (137.2)
Other adjustments*..........................................     95.9      80.8
Balance at end of period....................................  1,068.0     706.2

-------------------------

* Other adjustments reflect changes in the scope of consolidation.

10) CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash, cash equivalents and marketable securities are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Cash and cash equivalents (net).............................  2,857.2    1,259.0
Marketable securities.......................................  4,251.3    3,206.8
                                                              -------    -------
Total cash, cash equivalents and marketable securities......  7,108.5    4,465.8
                                                              -------    -------

11) SHAREHOLDERS' EQUITY

     During 1997, the Company issued 2,310,588 shares with a value of E 110.4 million in connection with its obligations under the employee stock purchase plan and stock option plans. In addition, the Company issued 23,565,648 shares with a value of E 768.5 million relating to the conversion of bonds, and 4,749,207 shares with a value of E 162.3 million relating to the conversion of cash dividends to shares of the Company. In 1997, the Company also issued 1,295,676 shares valued at E 41.8 million in exchange for outstanding shares of Water companies, and 6,354 shares valued at E 0.3 million, relating to the exercise of warrants.

     During 1998, the Company issued 6,370,689 shares with a value of E 205.5 million in connection with its obligations under the employee stock purchase plan and stock option plans, and 647,139 shares valued at E 29.6 million in connection with conversion of bonds and exercise of warrants. In addition, the Company issued 69,236,562 shares valued at E 923.2 million in connection with the acquisition of Havas. Goodwill of E 579.0 million arising from this transaction was recorded in additional paid-in capital. The cumulative effect due to the change in accounting principles as of January 1, 1998 was E (226.8) million. This net amount includes E (170.6) million due to the change in accounting related to capital leases and E (56.2) million due to the change in pension accounting.

     During 1999, the Company issued 45,505,197 shares for a total of E 2,681.0 million for the exercise of subscription options. In addition, the Company issued 25,747,392 shares with a value of E 522.0 million relating to the acquisition of Pathe. The Company also issued 4,254,300 shares with a value of E
325.0 million relating to the acquisition of BSkyB, and 17,500,000 shares with a value of E 1,373.0 million relating to the acquisition of Canal+ shares from Richemont. Lastly, the Company issued 9,813,432 shares with a value of E 524.0 million in connection with its obligations under the employee stock purchase plan and stock option plans, and issued 19,712,100 shares valued at E 652.0 million relating to the conversion of bonds and warrants. Goodwill totaling E 4,310.3 million arising from business combinations was recorded in additional paid-in capital in 1999.

     The Company's consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of its annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation. At December 31, 1999, the parent company has reserved a total of E 223.1 million, which represents 7% of the aggregate share capital of E 3,276.1 million.

     On May 2, 1997, the Company issued 130,359,688 warrants to the Company's shareholders. The warrants grant the holder the right to receive shares of the Company at a predetermined price, originally denominated in French francs, upon exercise of 40 warrants. In May 1999, the Company adjusted the terms of the warrants consistent with the Company's stock-split and the redenomination of its capital into Euros. As a result of the adjustment, holders of these warrants may receive 3.05 new common shares at a price of E 137.2 for the exercise of 40 warrants. As of December 31, 1999, 116,485,647 of these warrants remain outstanding.

     The share capital of the Company consisted of 595,648,168 shares as at December 31, 1999 and 478,389,918 as of December 31, 1998. All shares have one voting right and may be registered upon request by the owners. Registered shares held by shareholders of the European Union for at least two years have two voting rights. The treasury shares have no voting rights. The number of voting rights outstanding was 624,506,807 as of December 31, 1999 and 522,009,171 as of December 1998.

12) MINORITY INTERESTS

     Minority interests are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
MINORITY INTERESTS AT JANUARY 1,............................  2,423.0    1,742.3
                                                              -------    -------
Changes in consolidation....................................  1,596.9      534.1
Minority interests in income of consolidated subsidiaries...      5.3      212.2
Dividends paid by consolidated subsidiaries.................    (70.3)     (37.2)
Impact of foreign currency fluctuations on minority
  interests.................................................     84.1      (21.0)
Other changes...............................................     13.4       (7.4)
                                                              -------    -------
MINORITY INTERESTS AT DECEMBER 31,..........................  4,052.4    2,423.0
                                                              =======    =======

     Changes in consolidation in 1999 primarily result from the impact of the full consolidation of Canal+ beginning in October 1999 of E 784.9 million, from the impact of the increase in Sithe's capital issued to third parties of E 173.0 million, and the impact of the acquisition of Berliner Wasser Betriebe of E
545.8 million, whose consolidated financial statements included minority interests.

     In 1998, the acquisition of 49% of the Spanish holding company that consolidates FCC had an impact of E 370.2 million on change in scope of consolidation.

13) DEBT

     The table below presents an analysis of the consolidated long-term debt balances by type of debt instrument (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Subordinated debt(a)........................................     178.3      174.0
Non-recourse project financing(b)...........................   1,193.0    1,059.7
Other financial long-term debt:
  Capital leases............................................     818.0      892.9
  Vivendi convertible 1.25%(c)..............................   1,700.0         --
  Vivendi Environnement 1.5%(d).............................   3,028.8         --
  BSkyB 3%(e)...............................................     155.1         --
  Mediaset Spa 3.5%(f)......................................     181.9         --
  Other.....................................................  11,977.9    7,829.9
                                                              --------    -------
Total.......................................................  19,233.0    9,956.5
                                                              ========    =======

-------------------------

(a) Subordinated debt consists primarily of:

     -- a loan of E 244 million to finance the wastewater treatment plant in Zaragoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years

     -- $70 million of securities repayable over 15 years, issued on January 29, 1991 by Energies USA.

(b) This is non-recourse financing, i.e., it is guaranteed solely by the projects which it finances. It concerns the Sithe Energies power plants (E 1,193 million). The corresponding assets are primarily included under the heading "property, plant and equipment".

(c) On January 1999, Vivendi issued bonds that bear interest at 1.25%, with a maturity in January 2004 and that are convertible at the option of the bondholder, into Vivendi shares at a conversion rate of 1 bond to 3.047 shares. The maturity is January 1, 2004.

(d) On April 1999, Vivendi Environnement, a wholly owned subsidiary, issued bonds that bear interest at 1.5%, with a maturity in January 2005, and that are convertible, at the option of the bondholder, into Vivendi shares at a conversion rate of 1 bond to 3.047 shares. If there is an initial offering of Vivendi Environnement shares, the bonds may be converted into shares of Vivendi Environnement at a predetermined conversion rate.

(e) In connection with its acquisition of Pathe in September 1999, Vivendi assumed bonds that bear interest at 3%, with a maturity in November 2003, and that are exchangeable into BSkyB shares. Each bond may be exchanged at the option of the bondholder for 188.5236 BSkyB shares. Vivendi currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

(f) On April 1997, Canal+ issued bonds that bear interest at 3.5%, with a maturity in March 2002, and that are exchangeable into Mediaset Spa shares. Each bond may be exchanged at the option of the bondholder for 341.74 shares per bond. Canal+ currently owns an adequate number of Mediaset to meet its maximum conversion.

     Long-term debt listed according to the currency in which it is denominated is as follows (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Euros.......................................................  15,032.4    7,014.8
US Dollar...................................................   3,604.8    1,765.2
Pound Sterling..............................................     247.4       42.8
Australian Dollar...........................................     166.6      179.6
Canadian Dollar.............................................      82.0       82.4
Other.......................................................      99.8      871.7
                                                              --------    -------
Total.......................................................  19,233.0    9,956.5
                                                              ========    =======

     The table below presents a summary of the repayment schedules of the long-term debt excluding subordinated securities (in millions of Euros):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
Due between one and two years...............................   4,781.0    2,435.6
Due between two and five years..............................   8,080.4    2,485.5
Due after five years........................................   6,193.3    4,861.4
                                                              --------    -------
Total.......................................................  19,054.7    9,782.5
                                                              ========    =======

     At the end of 1999, E 2.1 billion in bank borrowings was supported by collateral guarantees, including E 1.5 billion for the financing of power plants in the United States and E 90 million for the financing of the water treatment plants of Wyuna Water in Australia.

14) RESERVES AND ALLOWANCES

     Reserves and allowances are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Litigation including social and fiscal......................  1,081.8      808.6
Warranties and customer care................................    376.7      418.7
Financial depreciation*.....................................    525.8      489.6
Maintenance and repair costs accrued in advance.............    432.7      320.4
Reserves related to fixed assets............................    152.1      182.7
Valuation allowance on Real Estate..........................  1,255.7    1,607.4
Valuation allowance on Work in progress and losses on long
  term contracts............................................    684.8      490.2
Closure and post closure costs..............................    259.1      142.4
Pensions....................................................    591.6      458.7
Restructuring costs.........................................    434.1      267.0
Losses on investments in unconsolidated companies...........    376.0      294.7
Others......................................................    712.9      451.3
                                                              -------    -------
Total reserves and allowances...............................  6,883.3    5,931.7
                                                              =======    =======

-------------------------

* Financial depreciation of fixed assets relating to public service contracts.

     The developments in the reserve for restructuring costs for the years ended December 31, 1999 and 1998 are as follows:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
Balance at beginning of period..............................   267.0     244.7
Amount charged to expenses..................................    94.3     103.5
Deductions of reserve
  Utilization (cash)........................................  (125.4)   (114.1)
  Reversal (change in estimate).............................   (39.6)    (26.7)
Other adjustments*..........................................   237.8      59.6
Balance at end of period....................................   434.1     267.0

-------------------------

* Other adjustments reflect changes in the scope of consolidation.

     Provisions for restructuring by segment analyses are as follows:

                                                               1999      1998
                                                              ------    ------
                                                              (IN MILLIONS OF
                                                                   EUROS)
Telecommunication...........................................   19.1      34.2
Publishing and Multimedia...................................   53.5      56.1
Audiovisual.................................................   37.3        --
Internet....................................................     --        --
Water.......................................................  182.9      24.2
Waste Management............................................   20.0       2.9
Energy......................................................    5.3      10.7
Transportation..............................................    0.9       1.2
FCC.........................................................     --        --
Construction................................................  107.4     128.3
Real Estate.................................................    7.7       9.4
Total.......................................................  434.1     267.0

     The changes in the scope of consolidation in 1999 are mainly explained by the acquisitions of US Filter and Medimedia, whereas the changes in the scope of consolidation in 1998 are mainly explained by the acquisition of Anaya.

15) ACCOUNTS PAYABLE

     Accounts payable are detailed as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
Trade accounts payable.....................................  17,637.6    11,788.0
Social costs payable.......................................   4,613.3     3,761.2
Other......................................................   1,581.2       528.1
                                                             --------    --------
TOTAL ACCOUNTS PAYABLE.....................................  23,832.1    16,077.3
                                                             ========    ========

16) INCOME TAXES

ANALYSIS OF INCOME TAX EXPENSE (BENEFIT)

     Components of the income tax provision (benefit) are as follows (in millions of euros):

                                                            AT DECEMBER 31,
                                                      ---------------------------
                                                        1999       1998     1997
                                                      --------    ------    -----
  France............................................      56.8      96.6     67.7
  Other countries...................................     172.0     273.4     73.1
Current income tax expense..........................     228.8     370.0    140.8
  France............................................    (926.3)   (394.5)     7.9
  Other countries...................................     (95.7)    114.5     46.0
Deferred income tax (benefit).......................  (1,022.0)   (280.0)    53.9
                                                      --------    ------    -----
Total income tax expense (benefit)..................    (793.2)     90.0    194.7
                                                      ========    ======    =====

DEFERRED TAX ASSETS AND LIABILITIES

     The timing differences which give rise to significant deferred tax assets and liabilities are as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
DEFERRED TAX ASSETS:
  -- Employee benefits.....................................     118.1        96.4
  -- Provisions for risks and liabilities..................     931.1       745.9
  -- Tax loss including Real Estate operations.............   3,645.0     1,317.9
  -- Other timing differences..............................     520.0       253.5

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
GROSS DEFERRED TAX ASSETS..................................   5,214.2     2,413.7
DEFERRED TAX ASSETS NOT RECORDED IN THE BOOKS(a)...........  (2,480.5)   (1,708.6)
                                                             --------    --------
Deferred tax assets recorded in the books..................   2,733.7       705.1
                                                             ========    ========
Deferred tax liabilities:
-- Depreciation............................................     606.6       359.2
-- Reevaluation of assets..................................     656.5        10.1
-- Other taxable timing differences........................     318.0       158.7
                                                             --------    --------
Gross deferred tax liabilities.............................   1,581.1       528.0
                                                             ========    ========

-------------------------

(a) The evolution of tax assets not recorded in the books between 1998 and 1999 is mainly due to the consolidation of Canal+.

     Deferred tax assets are recorded in the consolidated balance sheets in the caption Accounts Receivable. Deferred tax liabilities are recorded in the caption Accounts Payable.

     Undistributed earnings of subsidiaries are indefinitely reinvested in operations and will be remitted substantially free of additional tax.

TAX RATE RECONCILIATION

     A reconciliation of the French statutory tax rate to the Company's effective tax rate is as follows:

                                                           AT DECEMBER 31,
                                                     ----------------------------
                                                      1999       1998       1997
                                                     ------      -----      -----
Statutory tax rate.................................    40.0%      41.6%      41.6%
  Goodwill amortization not deductible for tax
     purpose.......................................    38.4%       7.2%      15.4%
  Permanent differences............................   (79.1)%      7.1%     (93.0)%
  Lower tax rate on long-term capital gains and
     losses........................................   (22.3)%     (6.1)%      0.0%
  Tax losses including real estate operations......   (93.9)%    (36.9)%     63.0%
  Other, net.......................................    (7.4)%     (5.5)%     (7.9)%
                                                     ------      -----      -----
Effective tax rate(a)..............................  (124.3)%      7.4%      19.1%
                                                     ======      =====      =====

-------------------------

(a) The effective tax rate is computed by dividing "Income taxes and deferred taxes" by "Net income before income taxes and deferred taxes."

NET OPERATING TAX LOSS SAVING

     At December 31, 1999, the Company has tax losses which represent a potential tax saving of E 3,645.0 million (computed with the enacted tax rate).

     Tax losses expire as follows:

YEARS                                                            AMOUNT
-----                                                         ------------
                                                              (E MILLIONS)
2000........................................................      119.3
2001........................................................       83.4
2002........................................................      144.1
2003........................................................      315.4
2004........................................................      579.4
2005 and thereafter.........................................    1,511.2
Unlimited...................................................      892.2
                                                                -------
Total.......................................................    3,645.0
                                                                =======

17) PENSION PLANS AND POST RETIREMENT BENEFITS OTHER THAN PENSION PLANS

     In accordance with the laws and practices of each country, the Company participates in employee benefit pension plans offering death and disability healthcare, retirement and special termination benefits. Those plans provide various benefits including flat payments per year of service and final pay plans that are integrated with local social security and multi-employer plans.

     Most of the pension plans are funded with investments made in various instruments such as insurance contracts and equity and debt investment securities. These pension plans do not hold investments in the Company's shares.

     For defined contribution plans and multi-employer plans, the Company records expense equal to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

     Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

18) DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED COUNTERPARTY RISK

     Vivendi is subject to various market risks in connection with its operations. Derivative financial instruments are used to manage interest rate risk, primarily related to financing activities, and foreign currency risk associated with foreign denominated assets and liabilities.

     Credit risk associated with the derivative financial instrument portfolio is managed through credit approvals, investment limits and credit monitoring procedures. Counterparties are limited to large highly rated financial institutions.

INTEREST RATE SWAPS AND CAPS

     Interest rate swaps are generally used to modify the interest rate terms of long-term debt. This includes, depending on the circumstances involved, the modification from fixed to floating rates and from floating to fixed, as well as the modification of the underlying index on floating rate debt. Certain of the interest rate swaps employed by the Company have delayed start dates. Interest rate caps are used to limit the upside risk relating to floating rate debt.

CURRENCY FORWARD CONTRACTS, OPTIONS AND RATE SWAPS

     Currency options and forward contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt.

OTHER DERIVATIVE FINANCIAL INSTRUMENTS

     Other derivative financial instruments may be used by the Company to hedge other specifically identified risks. As of December 31, 1999 the Company had instruments that were used to modify the terms of its public debt, with principal repayment terms based on the value of Vivendi stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

     Derivative financial instruments held by the Company as of December 31, 1999 and 1998 are summarized below. Notional amounts represent the levels of involvement by the Company and are not indicative of gains or losses. Interest rates for variable instruments are based on contractual rates as of the end of the period (in millions of Euros).

                                                            AT DECEMBER 31, 1999
                                              ------------------------------------------------
                                               TOTAL     1 YEAR     1-5 YEARS    5 AND + YEARS
                                              -------    -------    ---------    -------------
INTEREST RATE HEDGING ACTIVITY
Interest rate swaps -- pay fixed rate
Notional amount                               7,368.0      323.4     3,337.9        3,706.7
Average received rate (as of 12.31.99)           3.68%
Average paid rate                                4.77%
Interest rate swaps -- pay variable rate
Notional amount                               1,888.7       84.8     1,386.0          417.9
Average received rate                            6.55%
Average paid rate (as of 12.31.99)               3.77%
Cross currency interest rate swap(a)
Notional amount                                 172.6         --       172.6             --
Average received rate (as of 12.31.99)           3.34%
Average paid rate (as of 12.31.99)               2.29%
Interest rate caps
Notional amount                               4,705.2    1,042.4     1,810.9        1,851.9
Guarantee rate                                   4.89%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts                    1,626.0    1,626.0          --             --
Notional amount
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Specialized indexed swaps(b)
Notional amount                                 377.0         --       177.8          199.2

                                                            AT DECEMBER 31, 1998
                                              ------------------------------------------------
                                               TOTAL     1 YEAR     1-5 YEARS    5 AND + YEARS
                                              -------    -------    ---------    -------------
INTEREST RATE HEDGING ACTIVITY
Interest rate swaps -- pay fixed rate
Notional amount                               8,425.5    1,051.5     2,443.5        4,930.5
Average received rate (as of 12.31.98)           3.76%
Average paid rate                                4.87%
Interest rate swaps -- pay variable rate
Notional amount                               2,234.3         --       900.5        1,333.8
Average received rate                            6.69%
Average paid rate (as of 12.31.98)               3.69%
Cross currency interest rate swap(a)
Notional amount                                 172.6         --       172.6             --
Average received rate (as of 12.31.98)           3.25%
Average paid rate (as of 12.31.98)               2.34%
Interest rate caps
Notional amount                               6,869.9      487.8     3,615.6        2,766.5
Guarantee rate                                   4.60%
Interest rate floors
Notional amount                                 152.5      152.5          --             --
Guarantee rate                                   3.60%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts                      516.9      516.9          --             --
Notional amount
OTHER DERIVATIVE FINANCIAL INSTRUMENTS
Specialized indexed swaps(b)
Notional amount                                 324.0         --       177.8          146.2

-------------------------

(a) Cross currency swaps primarily consist of financial instruments that exchange floating rates between Yen and Euro.

(b) Specialized indexed swaps consist of financial instruments that receive an amount indexed to Vivendi's share performance and pay based on a variable interest rate. These swaps are used as an economic hedge of certain equity-linked bonds issued by Vivendi.

19) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following information is provided in order to meet the US GAAP requirements for disclosures of the fair value of certain types of financial instruments. A summary of the assumptions used by management to estimate the fair value of each financial instrument is listed below:

INVESTMENTS ACCOUNTED FOR USING THE COST METHOD AND PORTFOLIO INVESTMENTS

     The fair value of publicly traded equity securities is estimated using quoted market prices, where available. If a quoted market price is not available, fair value is estimated by management based on net carrying value.

LOANS

     The fair value of loans, which have been included in portfolio investments held as fixed assets (others) in the balance sheet, is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These cash flow assumptions include adjustments to reflect estimates of uncollectable amounts. Management has determined that the book value of loans with variable rates or with maturities less than one year reasonably approximate fair value.

LONG TERM DEBT

     The fair value of the Company's long term debt is estimated by discounting the future cash flows using the current rates at which similar loans have been offered to the Company for debt of the same remaining maturity. For exchange traded debt, fair value is estimated using quoted market prices. Long term debt included in the table below includes amounts relating to the short term portion that are classified as short term debt for balance sheet purposes.

FINANCIAL DERIVATIVE

     The fair value of financial derivative financial instruments generally reflects the estimated amounts that the Company would expect to pay or receive to terminate these contracts. Dealer quotes or valuation models have been used to estimate the fair value of these contracts as of the reporting date (in millions of Euros).

                                                              AT DECEMBER 31,
                                               ----------------------------------------------
                                                       1999                     1998
                                               ---------------------    ---------------------
                                                           ESTIMATED                ESTIMATED
                                               CARRYING      FAIR       CARRYING      FAIR
                                                AMOUNT       VALUE       AMOUNT       VALUE
                                               --------    ---------    --------    ---------
BALANCE SHEET
FINANCIAL ASSETS
Investments..................................   2,415.6     2,896.7       668.6        668.7
Portfolio investments held as fixed assets
  (securities)...............................     534.4     1,028.2       876.3      1,205.3
Other investments and loans..................   2,561.1     2,550.9     2,749.9      2,969.5
Treasury shares..............................   2,020.0     2,562.0       628.7        728.3
FINANCIAL LIABILITIES
Long-term debt...............................  19,233.0    20,020.6     9,956.5     11,185.7
OFF-BALANCE SHEET
TREASURY MANAGEMENT
Interest rate swaps..........................        --       171.0          --       (263.0)
Interest caps and floors.....................        --        86.6          --         31.0
Cross currency interest rate swaps...........        --        43.6          --          0.2
Other specialized swaps......................        --        56.7          --         35.9
Forward currency exchange contacts...........        --         6.6          --         (1.8)
Calls and puts on marketable securities......        --       (48.9)         --       (213.0)

     Financial instruments including cash and cash equivalents, accounts receivable, short-term loans, accounts payable and bank overdrafts and short-term borrowings are excluded from the above table. For these instruments, fair value was estimated to be the carrying amount due to the short maturity.

20) COMMITMENTS AND CONTINGENCIES

COMMITMENTS AND CONTINGENT LIABILITIES

     Vivendi's contingent liabilities relating to certain performance guarantees by segments are as follows (in millions of Euros):

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Construction................................................  1,213.1      960.2
Water.......................................................    847.3      604.0
Waste-management............................................    369.5      341.4
Audiovisual.................................................    393.0         --
Property and other activities...............................  1,271.6      566.0
                                                              -------    -------
TOTAL.......................................................  4,094.5    2,471.6
                                                              =======    =======

     Under the Berlin water contract, the Company may be obligated to pay approximately E 613 million to previous land owners, not indemnified by the Berlin government, who present claims for payments.

     The Company has given specific guarantees that cover both prepayments received by the Company and performance obligations relating to construction contracts of the Company. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount.

     Contingent liabilities in the real estate segment consist of pledges in the amounts of E 211 million, E 188 million and E 104 million, and guarantees to banks in the amounts of E 52 million, E 72 million and E 127 million as at December 31, 1999, 1998 and 1997, respectively. In 1999, they include commitments given of E 500 million regarding certain environmental and regulatory warranties, in connection with the sale of property assets.

CAPITAL LEASES AND OTHER LONG TERM LEASES

     Vivendi finances certain operating assets and investment properties through capital leases (including a purchase option (known in France as "credit bail")). Minimum future payments under these capital lease obligations at December 31, 1999 and December 31, 1998 represent E 1.1 billion and E 1.3 billion.

     At year end there is a long term lease back arrangement concluded with the owner of the La Villette tower block representing an annual charge amounting to E 9.5 million.

     In addition, the disposal of three office building in April 1996 was accompanied by a 30-year lease back arrangement effective upon completion of the building (two of the buildings were completed in April 1998 and the third is to be handed over in April 2000).

     In 1996, three buildings were sold in Berlin. The transaction comprises lease back arrangements for periods ranging from ten to thirty years. The annual rental charge is E 21.9 million. The difference between Vivendi's rental obligation under the leases and the market rent is reserved when unfavorable.

OTHER COMMITMENTS

     The Company has entered into a contract to purchase exclusive broadcasting rights for films and sporting events, under various agreements expiring through 2009. As described in Note 2, under certain public service contracts, the Company has assumed fees obligation with local authorities. At

December 31, 1999, the minimum future payments of these other commitments are summarized as follows (in millions of Euros):

                                              BROADCASTING    PUBLIC SERVICE
                                                 RIGHTS         CONTRACTS        TOTAL
                                              ------------    --------------    -------
2000........................................    1,706.1            46.3         1,752.4
2001........................................    1,351.8            43.2         1,395.0
2002........................................    1,023.8            38.7         1,062.5
2003........................................      894.7            34.5           929.2
2004........................................      761.6            30.8           792.4
2005 and thereafter.........................      797.0           134.5           931.5
                                                -------           -----         -------
Total minimum future payments...............    6,535.0           328.0         6,863.0
                                                =======           =====         =======

LITIGATION

     The Company is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to the Company and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Company's financial position or results of operations.

ENVIRONMENTAL MATTERS

     Vivendi's operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi's operations are covered by insurance policies. At December 31, 1999, there are no significant environmental losses.

21) INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi and other shareholders have agreed to exercise joint control over significant financial and operating policies.

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of euros):

                                                             AT DECEMBER 31,
                                                       ---------------------------
                                                        1999       1998      1997
                                                       -------    -------    -----
BALANCE SHEET DATA
Non-current assets...................................  4,324.6      988.4
Current assets.......................................  2,835.7    1,637.6
Total assets.........................................  7,160.3    2,626.0
Shareholders' equity.................................  1,878.6      436.4
Minority interests...................................    244.1      220.9
Financial debt.......................................  1,557.4      310.7
Reserves and other liabilities.......................  3,480.2    1,658.0
Total liabilities and shareholders' equity...........  7,160.3    2,626.0
INCOME STATEMENT DATA
Net sales............................................  2,508.5    1,401.7    620.5
Operating income.....................................    222.8      103.8     17.1
Net income...........................................     80.2       46.1      2.5

22) SEGMENT INFORMATION

     In accordance with the provision of FAS 131, the Company has identified 11 reportable segments which include: Telecommunication, Multimedia and Publishing, Audiovisual, Internet, Water, Waste Management, Energy, Transportation, FCC, Construction and Real Estate. These segments are consistent with the basis on which management evaluates investments and results.

     The Telecommunication segment offers mobile telephony and fixed telephony services.

     The Multimedia and Publishing segment includes book publishing, business and professional press, education material and games.

     The Audiovisual segment produces and distributes subscription television services.

     The Internet segment develops internet websites and services.

     The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

     The Waste Management segment collects, processes and disposes of household and industrial waste.

     The Energy segment includes independent power production and energy optimization and related services.

     The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

     FCC is a separate segment that operates in construction, urban sanitation and water services, cement production and urban related activities in Spain and Latin America.

     The Construction segment is organized into concession and services, mechanical and electrical, road works, building and civil engineering.

     The Real Estate segment develops, sells and finances property, targeting both individual and corporate clients.

REVENUE FROM EXTERNAL CUSTOMERS

                                                                  AT DECEMBER 31,
                                                          --------------------------------
                                                            1999        1998        1997
                                                          --------    --------    --------
                                                                    (E MILLIONS)
Telecommunication.......................................   4,102.2     2,875.2     1,618.3
Publishing and multimedia...............................   3,316.9     2,876.3          --
Audiovisual.............................................   1,151.8       200.6        47.3
Internet................................................       2.0          --          --
                                                          --------    --------    --------
COMMUNICATION...........................................   8,572.9     5,952.1     1,665.6

Water...................................................  10,683.7     6,857.7     6,577.6
Waste management........................................   3,520.5     2,836.5     2,214.8
Energy..................................................   3,891.2     3,514.0     3,844.9
Transportation..........................................   2,456.8     1,991.8     1,688.7
FCC.....................................................   1,876.0       847.2          --
                                                          --------    --------    --------
ENVIRONMENTAL SERVICES..................................  22,428.2    16,047.2    14,326.0

Construction............................................   8,903.0     7,886.2     8,009.0
Real Estate.............................................   1,686.0     1,818.7     1,444.6
                                                          --------    --------    --------
CONSTRUCTION AND REAL ESTATE............................  10,589.0     9,704.9     9,453.6

OTHERS..................................................      32.4        32.9        31.4
                                                          --------    --------    --------

TOTAL REVENUE FROM EXTERNAL CUSTOMERS...................  41,622.5    31,737.1    25,476.6
                                                          ========    ========    ========

REVENUE BETWEEN SEGMENTS

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
                                                                   (E MILLIONS)
Telecommunication...........................................   68.3     64.9     44.3
Publishing and multimedia...................................   12.7      2.6       --
Audiovisual.................................................    1.0      3.2      0.2
Internet....................................................     --       --       --
                                                              -----    -----    -----
COMMUNICATION...............................................   82.0     70.7     44.5

Water.......................................................  528.6    598.9    228.1
Waste management............................................   30.5     60.7     60.2
Energy......................................................   44.4     36.9     52.1
Transportation..............................................   10.1      5.1      2.3
FCC.........................................................     --       --       --
                                                              -----    -----    -----
ENVIRONMENTAL SERVICES......................................  613.6    701.6    342.7

Construction................................................   42.8     46.0     44.6
Real Estate.................................................   66.1     67.2     88.6
                                                              -----    -----    -----
CONSTRUCTION AND REAL ESTATE................................  108.9    113.2    133.2

OTHERS......................................................   58.7      4.5     12.7
                                                              -----    -----    -----

TOTAL REVENUE BETWEEN SEGMENTS..............................  863.2    890.0    533.1
                                                              =====    =====    =====

AMORTIZATION EXPENSE

                                                                    AT DECEMBER 31,
                                                             -----------------------------
                                                              1999       1998       1997
                                                             -------    -------    -------
                                                                     (E MILLIONS)
Telecommunication..........................................  1,022.5      651.6      518.4
Publishing and multimedia..................................     62.9      104.3         --
Audiovisual................................................    178.9        6.4         --
Internet...................................................       --         --         --
                                                             -------    -------    -------
COMMUNICATION..............................................  1,264.3      762.3      518.4

Water......................................................    373.4      225.8      187.7
Waste management...........................................    315.5      240.2      184.4
Energy.....................................................    196.8      199.6       59.4
Transportation.............................................     85.6       69.2       51.1
FCC........................................................     80.3       44.5         --
                                                             -------    -------    -------
ENVIRONMENTAL SERVICES.....................................  1,051.6      779.3      482.6

Construction...............................................    248.4      186.7      224.3
Real Estate................................................     64.7       34.0      (61.8)
                                                             -------    -------    -------
CONSTRUCTION AND REAL ESTATE...............................    313.1      220.7      162.5

OTHERS.....................................................     49.3       69.4      150.5
                                                             -------    -------    -------

TOTAL AMORTIZATION EXPENSE(1)..............................  2,678.3    1,831.7    1,314.0
                                                             =======    =======    =======

-------------------------

(1) Amortization expense includes both tangible and intangible assets.

OPERATING INCOME

                                                                    AT DECEMBER 31,
                                                              ----------------------------
                                                               1999       1998       1997
                                                              -------    -------    ------
                                                                      (E MILLIONS)
Telecommunication...........................................    350.6       22.5    (187.8)
Publishing and multimedia...................................    354.5      252.2        --
Audiovisual.................................................   (102.7)      (4.7)    (10.9)
Internet....................................................    (50.8)      (6.4)       --
                                                              -------    -------    ------
COMMUNICATION...............................................    551.6      263.6    (198.7)

Water.......................................................    792.6      405.0     383.2
Waste management............................................    277.7      225.8     158.3
Energy......................................................    297.3      290.5     261.1
Transportation..............................................     96.1       75.2      45.4
FCC.........................................................    190.5       74.5        --
                                                              -------    -------    ------
ENVIRONMENTAL SERVICES......................................  1,654.2    1,071.0     848.0

Construction................................................    175.7       82.4      (3.5)
Real Estate.................................................     36.8       (3.0)    (55.3)
                                                              -------    -------    ------
CONSTRUCTION AND REAL ESTATE................................    212.5       79.4     (58.8)

OTHERS......................................................   (137.8)     (82.6)      5.0
                                                              -------    -------    ------

TOTAL OPERATING INCOME......................................  2,280.5    1,331.4     595.5
                                                              =======    =======    ======
Net financial income (expense)(1)...........................   (220.1)       9.3    (301.3)
Net exceptional income (expense)(2).........................   (837.8)     249.3     878.6
Income tax benefit (expense)(3).............................    793.2      (90.0)   (194.7)
Goodwill amortization(4)....................................   (612.0)    (209.5)   (374.7)
NET INCOME AFTER GOODWILL AMORTIZATION AND BEFORE EQUITY AND
  MINORITY INTERESTS........................................  1,403.8    1,290.5     603.4
                                                              =======    =======    ======

-------------------------

(1) The Company manages financial income (expense) on a corporate basis. Accordingly, an allocation of financial income (expense) would not present meaningful information.

(2) Exceptional items primarily relate to losses incurred on sales of real estate and gains on sales of financial assets managed on a corporate basis.

(3) The Company has established tax consolidation groups in order to maximize its tax efficiency. These groups are comprised of companies in different segments within a particular tax jurisdiction.

(4) Goodwill amortization is allocated to segments in the following table.

SIGNIFICANT NON-CASH TRANSACTIONS

                                                                   AT DECEMBER 31,
                                                             ----------------------------
                                                              1999      1998       1997
                                                             ------    ------    --------
                                                                     (E MILLIONS)
Telecommunication..........................................     5.8      27.7       931.3
Publishing and multimedia..................................    (3.1)     45.3          --
Audiovisual................................................  (335.3)     (1.2)         --
Internet...................................................      --        --          --
                                                             ------    ------    --------
COMMUNICATION..............................................  (332.6)     71.8       931.3

Water......................................................   (88.5)    (20.3)     (127.1)
Waste management...........................................     7.2     (58.8)      (20.5)
Transportation.............................................     3.1      (1.9)        5.7
Energy.....................................................    45.3    (188.7)      249.8
FCC........................................................     0.2     (11.3)         --
                                                             ------    ------    --------
ENVIRONMENTAL SERVICES.....................................   (32.7)   (281.0)      107.9

Construction...............................................    22.2      76.2       (66.7)
Real Estate................................................   503.9     194.1    (1,052.3)
                                                             ------    ------    --------
CONSTRUCTION AND REAL ESTATE...............................   526.1     270.3    (1,119.0)

OTHERS.....................................................   (78.6)    211.8       274.7
                                                             ------    ------    --------

TOTAL NON-CASH TRANSACTIONS(1).............................    82.2     272.9       194.9
                                                             ======    ======    ========

-------------------------

(1) Significant non-cash transactions have been included as exceptional items, dilution results, depreciation, amortization and provision on exceptional items, and dilution result.

TOTAL ASSETS

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                  (E MILLIONS)
Telecommunication...........................................   9,158.6     6,429.1
Publishing and multimedia...................................   5,206.1     3,740.7
Audiovisual.................................................   8,749.0     1,336.4
Internet....................................................      34.5        11.6
                                                              --------    --------
COMMUNICATION...............................................  23,148.2    11,517.8

Water.......................................................  22,510.1     5,697.6
Waste management............................................   5,793.5     3,560.8
Transportation..............................................   2,012.5     1,377.0
Energy......................................................   9,122.1     5,535.3
FCC.........................................................   2,973.2     2,531.6
                                                              --------    --------
ENVIRONMENTAL SERVICES......................................  42,411.4    18,702.3

Construction................................................   7,802.7     6,326.7
Real Estate.................................................   5,451.8     5,920.6
                                                              --------    --------
CONSTRUCTION AND REAL ESTATE................................  13,254.5    12,247.3

OTHERS......................................................   3,962.9     6,515.0
                                                              --------    --------

TOTAL ASSETS................................................  82,777.0    48,982.4
                                                              ========    ========

EXPENDITURES FOR LONG-LIVED ASSETS

                                                                    AT DECEMBER 31,
                                                             -----------------------------
                                                              1999       1998       1997
                                                             -------    -------    -------
                                                                     (E MILLIONS)
Telecommunication..........................................  1,053.3    1,220.6      752.1
Publishing and multimedia..................................     95.5      141.8         --
Audiovisual................................................    205.9       14.4        1.2
Internet...................................................      6.1        0.4        0.0
                                                             -------    -------    -------
COMMUNICATION..............................................  1,360.8    1,377.2      753.3
Water......................................................    736.0      430.4      425.9
Waste management...........................................    412.5      385.1      355.0
Transportation.............................................    241.4      183.6       62.3
Energy.....................................................  2,407.7    1,104.0      319.3
FCC........................................................    107.9       68.5         --
                                                             -------    -------    -------
ENVIRONMENTAL SERVICES.....................................  3,905.5    2,171.6    1,162.5
Construction...............................................    242.8      219.8      163.9
Real Estate................................................     96.1       76.9       65.2
                                                             -------    -------    -------
CONSTRUCTION AND REAL ESTATE...............................    338.9      296.7      229.1
OTHERS.....................................................     23.1       63.4        0.4
                                                             -------    -------    -------
TOTAL EXPENDITURES.........................................  5,628.3    3,908.9    2,145.3
                                                             =======    =======    =======

EQUITY METHOD INVESTMENTS

                                                              AT DECEMBER 31,
                             ---------------------------------------------------------------------------------
                                       1999                        1998                        1997
                             -------------------------   -------------------------   -------------------------
                                          SHARE IN NET                SHARE IN NET                SHARE IN NET
                             INVESTMENT     EARNINGS     INVESTMENT     EARNINGS     INVESTMENT     EARNINGS
                             ----------   ------------   ----------   ------------   ----------   ------------
                                                               (E MILLIONS)
Telecommunication..........    237.8           0.2          270.2        (20.5)         431.2        (15.1)
Publishing and
  multimedia...............    134.6           9.8          391.0         14.1          811.5         35.8
Audiovisual................    (87.7)        (42.5)         652.8         (3.4)          54.0        (40.9)
Internet...................     28.0          (8.6)            --           --             --           --
                               -----         -----        -------        -----        -------        -----
COMMUNICATION..............    312.7         (41.1)       1,314.0         (9.8)       1,296.7        (20.2)
Water......................    200.5          31.8          177.2         25.3          162.2         23.7
Waste management...........      6.1           0.7            4.2          0.6           47.3          2.0
Energy.....................      5.7           1.7           18.0          1.3          789.9         64.4
Transportation.............      7.8           0.3            6.9          0.3            3.6          0.7
FCC........................    124.5          10.9           91.8          4.4             --           --
                               -----         -----        -------        -----        -------        -----
ENVIRONMENTAL SERVICES.....    344.6          45.4          298.1         31.9        1,003.0         90.8
Construction...............    121.2          27.5          118.9         20.3          104.6         19.1
Real Estate................     10.4          (0.2)          14.3          1.3           11.3          0.4
                               -----         -----        -------        -----        -------        -----
CONSTRUCTION AND REAL
  ESTATE...................    131.6          27.3          133.2         21.6          115.9         19.5
OTHERS.....................     (7.0)          1.3           (7.2)        (1.2)          94.7         13.5
                               -----         -----        -------        -----        -------        -----
TOTAL......................    781.9          32.9        1,738.1         42.5        2,510.3        103.6
                               =====         =====        =======        =====        =======        =====

GEOGRAPHICAL BREAKDOWN OF NET SALES

                                                          AT DECEMBER 31, 1999
                                     --------------------------------------------------------------
                                                                     UNITED
                                                                     STATES
                                                UNITED    REST OF      OF       REST OF
                                      FRANCE    KINGDOM   EUROPE    AMERICA    THE WORLD    TOTAL
                                     --------   -------   -------   --------   ---------   --------
                                                              (E MILLIONS)
Communication......................   6,833.0    188.6      822.2     517.8       211.3     8,572.9
Environmental Service..............   9,952.8   2,569.8   4,169.4   4,420.9     1,315.3    22,428.2
Construction and Real Estate.......   6,967.0    706.6    2,378.1      75.4       461.9    10,589.0
Others.............................      32.4       --         --        --          --        32.4
                                     --------   -------   -------   -------     -------    --------
TOTAL..............................  23,785.2   3,465.0   7,369.7   5,014.1     1,988.5    41,622.5
                                     ========   =======   =======   =======     =======    ========

                                                          AT DECEMBER 31, 1998
                                     ---------------------------------------------------------------
                                                                     UNITED
                                                                     STATES
                                                UNITED    REST OF      OF        REST OF
                                      FRANCE    KINGDOM   EUROPE     AMERICA    THE WORLD    TOTAL
                                     --------   -------   -------   ---------   ---------   --------
                                                               (E MILLION)
Communication......................   5,111.2     168.9     451.9       49.0       135.2     5.916.2
Environmental Service..............   9,413.6   2,230.9   2,475.7    1,215.8       711.2    16,047.2
Construction and Real Estate.......   6,866.8     547.6   1,865.6        3.0       457.7     9,740.7
Others.............................      32.4      --         0.1         --         0.4        32.9
                                     --------   -------   -------    -------     -------    --------
TOTAL..............................  21,424.0   2,947.4   4,793.3    1,267.8     1,304.5    31,737.0
                                     ========   =======   =======    =======     =======    ========

                                                          AT DECEMBER 31, 1997
                                     ---------------------------------------------------------------
                                                                     UNITED
                                                                     STATES
                                                UNITED    REST OF      OF        REST OF
                                      FRANCE    KINGDOM   EUROPE     AMERICA    THE WORLD    TOTAL
                                     --------   -------   -------   ---------   ---------   --------
                                                               (E MILLION)
Communication......................   1,642.1      --        23.5         --          --     1,665.6
Environmental Service..............   8,967.8   2,178.1     922.3    1,700.2       557.6    14,326.0
Construction and Real Estate.......   6,630.7     538.9   1,778.7        7.3       498.0     9,453.6
Others.............................      31.2       0.1       0.0         --         0.1        31.4
                                     --------   -------   -------    -------     -------    --------
TOTAL..............................  17,271.8   2,717.1   2,724.5    1,707.5     1,055.7    25,476.6
                                     ========   =======   =======    =======     =======    ========

GEOGRAPHICAL BREAKDOWN OF LONG LIVED ASSETS

                                                                    UNITED
                                                                    STATES
                                               UNITED    REST OF      OF       REST OF
                                     FRANCE    KINGDOM   EUROPE    AMERICA    THE WORLD    TOTAL
                                    --------   -------   -------   --------   ---------   --------
                                                             (E MILLION)
As of December 31, 1998...........  17,186.5   1,931.0   4,829.5    1,726.6     399.0     26,072.6
As of December 31, 1999...........  18,994.8   3,748.0   9,656.4   12,268.2     673.5     45,340.9

23) RELATED PARTY TRANSACTIONS

     The main transactions with related parties (principally all the investments carried under the equity method and subsidiaries excluded from consolidation) and amounts receivable from and payable to them were as follows:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
                                                                (E MILLIONS)
Receivables
  Trade accounts............................................  174.3     120.0
  Loans.....................................................  241.1     205.9
Payables
  Trade accounts............................................  581.2     392.9
  Loans.....................................................  281.1     426.1

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
                                                                (E MILLIONS)
Sales.......................................................  630.6     501.8
Purchases...................................................  604.2     409.0
Net interest income/(expense)...............................    7.8     (15.1)

     In addition to the items above, the Company has entered into certain related party transactions described below:

     -- on April 30, 1999, Compagnie de Saint-Gobain acquired from Vivendi 3 million Saint-Gobain shares at a price of E 482.7 million (E 160.91 per share), and Vivendi acquired from Compagnie de Saint-Gobain 4.7 million Vivendi shares at a price of E 807.5 million (E 171.81 per share, before the three-for-one stock split). These purchases were made through the exercise of Saint-Gobain's and Vivendi's respective call options mutually granted in 1998 under the plan for the reduction of their cross-holdings;

     -- Telecom Developpement ("TD") owned by Cegetel (49.9%) and Societe
        Nationale des Chemins de Fer Francais (50.1%), the leading French railway company, is linked by a commercial agreement with Cegetel. It gives TD the exclusive right to carry Cegetel's long distance calls, subject to competitive pricing.

24) LISTING OF MAIN COMPANIES INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS IN 1999

     Vivendi Group consolidated in 1999 more than 4,600 companies compared with 3,371 in 1998. The principal companies are:

                                                              CONSOLIDATION    INTERESTS %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
VIVENDI                                                            (1)           100.00
Vivendi Environnement                                              (1)           100.00
1. WATER
VIVENDI WATER                                                      (1)           100.00
Generale des Eaux -- Sahide and its subsidiaries                   (1)           100.00
IN FRANCE:
  Compagnie des Eaux et de l'Ozone                                 (1)           100.00
  Compagnie des Eaux de Paris                                      (1)           100.00
  Societe Francaise de Distribution d'Eau                          (1)            95.35
  Compagnie Fermiere de Services Publics                           (1)            99.13
  Compagnie Mediterraneenne d'exploitation des Services
     d'Eau                                                         (1)            98.67
  Societe des Eaux de Melun                                        (1)            98.66
  Societe des Eaux de Marseille and its subsidiaries               (2)            48.79
  Societe des Eaux du Nord                                         (2)            49.53
  Societe des Eaux de Versailles et de Saint-Cloud                 (1)            50.00
  Sade-Compagnie Generale de Travaux d'Hydraulique and its
     subsidiaries                                                  (1)            97.98
  Omnium de Traitements et de Valorisation (OTV) and its
     subsidiaries                                                  (1)           100.00
  Bonna Sabla                                                      (1)            98.23
  Sainte-Lizaigne SA                                               (1)           100.00
OUTSIDE FRANCE:
  General Utilities PLC and its subsidiaries                       (1)           100.00
  USFilter Corporation and its subsidiaries                        (1)           100.00
  Berliner Wasser Betriebe                                         (2)            22.50
  Servitec KFT                                                     (1)           100.00
  Operacion y Mantenimiento de Sistemas de Agua S.A. and its
     subsidiaries                                                  (2)            50.00
  CGE Utilities (Malaisie)                                         (2)            45.00
  Coget                                                            (1)           100.00
  Compagnie Generale des Eaux Portugal                             (1)           100.00
  CGE Australia PTY Limited and its subsidiaries                   (1)           100.00
  OEWA Wasser und Abwasser                                         (1)            99.50

                                                              CONSOLIDATION    INTERESTS %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
2. ENERGY
ENERGY -- SERVICES
  Dalkia and its subsidiaries                                      (1)            99.47
INDEPENDENT POWER PRODUCTION
  Energies USA                                                     (1)           100.00
  Sithe Energies Inc.                                              (1)            61.41
3. WASTE MANAGEMENT
  Compagnie Generale d'Entreprises Automobiles and its
     subsidiaries (CGEA)                                           (1)           100.00
  Societe d'Assainissement Rationnel et de Pompage and its
     subsidiaries (S.A.R.P.)                                       (1)            98.20
  SARP-Industries and its subsidiaries                             (1)            99.37
  Societe d'Equipements Manutentions et Transports (SEMAT)         (1)            99.66
  Sedibex                                                          (1)            99.67
  Onyx Environmental Group Plc                                     (1)           100.00
  Onyx North America Corp.                                         (1)           100.00
  Superior Services                                                (1)           100.00
  Collex Waste Management Pty Ltd                                  (1)            97.00
  Onyx Umweltservice Gmbh                                          (1)            51.00
4. TRANSPORTATION
  CGEA Transport (Compagnie Generale d'Entreprises
     Automobiles) and its subsidiaries                             (1)           100.00
  Aktiebolaget Linjebuss                                           (1)           100.00
  Connex Rail Ltd                                                  (1)           100.00
5. F.C.C.
  F.C.C. and its subsidiaries (F.C.C.)                             (2)            27.70
6. TELECOMMUNICATION
  CEGETEL AND ITS SUBSIDIARIES(A)                                  (1)            44.00
Including:
-- Societe Francaise du Radiotelephone (S.F.R.)
-- Cegetel 7
-- Cegetel Entreprises
-- Telecom Developpement
  Compagnie Transatlantique de Telecommunications (Transtel)       (1)            70.00
  Vivendi Telecommunications International and its
     subsidiaries                                                  (1)           100.00

                                                              CONSOLIDATION    INTERESTS %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
7. MEDIA AND PUBLISHING
  HAVAS AND ITS SUBSIDIARIES                                       (1)           100.00
Including:
  Havas Interactive Inc.
  U.G.C. and its subsidiaries                                      (3)            39.34
8. AUDIOVISUAL
  British Sky Broadcasting Group (BskyB)                           (3)            23.36
  Canal+ and its subsidiaries                                      (1)            49.00
  Antennes Tonna                                                   (2)            49.00
9. CONSTRUCTION AND REAL ESTATE
  Societe Generale d'Entreprises and its subsidiaries
     (S.G.E.)                                                      (1)            49.21
  Compagnie Generale d'Immobilier et de Services (C.G.I.S.)        (1)           100.00
10. MULTIPLE ACTIVITY AND HOLDING COMPANIES
  Vivendi North America Company Inc.                               (1)           100.00
  Vivendi Asia Pacific Pte Ltd                                     (1)           100.00
  Vivendi U.K                                                      (1)           100.00
  Gelgin Limited                                                   (1)           100.00

-------------------------

(1) = Consolidation

(2) = Proportionate consolidation

(3) = Equity method

(a) Vivendi has majority voting rights and control of the Board of Directors of Cegetel.

25) SUPPLEMENTAL DISCLOSURES

     The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to the Company.

25A) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

     The consolidated financial statements of Vivendi have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP as they relate to Vivendi are discussed in further detail below.

CONSOLIDATION OF LESS THAN MAJORITY OWNED ENTITIES

     Under French GAAP, if a shareholder has substantive and effective control of a less than 50% owned entity, consolidation is appropriate.

     Under US GAAP, control is normally defined as voting control (over 50%) although there may be facts and circumstances that permit consolidation in other cases. In the case of the Company's 49% interest in Canal+, consolidation is considered appropriate under French GAAP while under US GAAP equity accounting would be considered appropriate.

     There is no difference in net income or shareholder's equity that results from this difference in treatment. See 25H for additional disclosures.

USE OF THE PROPORTIONATE CONSOLIDATION METHOD

     Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which the Company and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the Company recognizes the assets, liabilities, equity, revenue and expenses of subsidiaries to the extent of its interest in the Company ownership.

     Under US GAAP, when the Company controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Company does not exercise control over a subsidiary, but has significant influence over the entity, the Company uses the equity method to account for its investment.

     This difference in accounting policy has no effect on either net income or shareholders' equity.

USE OF EQUITY METHOD

     Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee. In determining its significant influence in such subsidiaries, the Company applies the criteria described in
Note 2.

     Under US GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

CURRENCY TRANSLATION ADJUSTMENTS

TRANSLATION OF FINANCIAL STATEMENTS

     The balance sheets and related statements of income of subsidiaries whose functional currency is different from that of the parent are translated into the reporting currency at the applicable year-end exchange rate which is permitted under French GAAP. Translation gains and losses are recorded as a component of shareholders' equity, or in minority interest as appropriate.

     Under US GAAP, when subsidiaries' financial statements are denominated in a currency different from the parent, assets and liabilities are translated at the year-end exchange rates, which is consistent with French GAAP, however, revenue and expenses are translated at the average exchange rate during the year.

     Under French GAAP, the balance sheets and statements of income and cash flows of subsidiaries operating in countries where the local currency is deemed to be highly inflationary are translated into a stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into the reporting currency using year-end exchange rates, and translation gains or losses are recorded in retained earnings.

     Under US GAAP, for subsidiaries operating in countries where the functional currency is deemed to be highly inflationary, the functional currency is considered to be the Company's reporting currency. Accordingly, balance sheets and statements of income and cash flows are remeasured for the functional currency into the reporting currency, and translation gains or losses are recorded in current period earnings.

FOREIGN CURRENCY TRANSACTIONS

     Under French GAAP, foreign currency transactions are converted into reporting currency at the exchange rate on the transaction date. At year-end, receivables and payables denominated in foreign currencies are translated into reporting currency at the year-end exchange rate. The resulting exchange losses are expensed in the current period earnings and unrealized gains are deferred.

     Under US GAAP, both the resulting exchange gains and losses are recorded in the current period earnings.

BUSINESS COMBINATIONS -- GOODWILL

     Under both US and French GAAP, goodwill arising from purchase business combinations is determined as the excess of the consideration paid by the acquirer over the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

     Certain significant acquisitions, particularly Havas and Pathe, have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill is recorded to the extent that there is a difference between the value of shares issued and the equity of ownership interests acquired valued at historical cost.

     Under US GAAP, these mergers that did not meet criteria for pooling are considered as purchase business combinations. Accordingly, the assets acquired and liabilities assumed are recorded at fair value. The consideration paid is determined to be equal to the fair value of the shares issued to effect the transaction. The excess of the consideration paid over the fair value of net assets acquired is recorded as goodwill, as described above.

     Under French GAAP, the tax benefit of acquired deductible temporary differences and carry forwards may be recognized in financial statements subsequent to the acquisition date when previously reserved through a valuation allowance. Under US GAAP, this tax benefit is applied to reduce any goodwill related to that acquisition.

     In accordance with French GAAP, the Company recognizes goodwill as an asset and amortizes it over the estimated useful life. However, if the acquisition has been paid in equity securities of the Company, the resulting goodwill may be recorded as a reduction of shareholders' equity. Furthermore, trademarks, market share and editorial resources acquired in a business combination are not required to be amortized.

     Under US GAAP, goodwill is recorded as an asset and amortized over the estimated useful life, not to exceed 40 years. Market share and editorial resources would not be considered as a separately identifiable intangible asset, but as a component of goodwill, and would be recorded as an asset and amortized over the estimated useful life not to exceed 40 years. All other separately identifiable intangible assets acquired are recognized on the balance sheet and amortized over their useful lives.

     In connection with its acquisition of Pathe, the Company assumed debt that is payable in common shares of BSkyB. In addition, the Company acquired common shares of BSkyB, a portion of which has been designated as a portfolio investment to be used for the redemption of the debt. Accordingly, under French GAAP, both portfolio investment and related convertible debt are accounted for at historical cost. Under US GAAP the investment in BSkyB is accounted for using the equity method. With respect to convertible debt, a repayment liability equal to the fair value of underlying stock must be recorded when the bondholder has the option and is likely to redeem the debt in stock. This liability may be recorded as an adjustment to the debt obligation or as a separate accrual and would have been recorded at the acquisition date. Changes in the fair value of the underlying shares are recognized in current period net income.

INTANGIBLE ASSETS

     Under French GAAP, certain costs, such as subscriber acquisition costs, start-up and certain types of advertising costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

     Under US GAAP, subscriber acquisition costs, start-up and advertising costs are charged to expense in the period they are incurred.

     Under French GAAP, the costs of television and station rights relating to theatrical movies and other long-term programming of a film is expensed upon first broadcast or showing of the film. Under US GAAP, these costs are expensed over the estimated number of times shown.

LEASE CONTRACTS

     The Company recognizes assets and debts corresponding to certain types of lease contracts including a purchase option (known in France as "credit-bail"). Under French GAAP, lease payments corresponding to all other types of loans are expensed as incurred.

     Under US GAAP, leases are classified as capital or operating leases. Leases that meet the criteria of capital leases are recognized as assets with a corresponding amount presented as debt on the balance sheet. Recorded assets are depreciated over their estimated useful lives.

IMPAIRMENT/REAL ESTATE OPERATIONS

     French GAAP requires the carrying value of such assets to be reviewed for impairment but does not request a methodology as detailed as under US GAAP. The resulting impairment, if any, is recorded as a reserve which may be reversed in later periods if there is a recovery in the value of the assets.

     Under US GAAP, assets to be reviewed for impairment are grouped at an appropriate level when groups of assets generate joint cash flows. US GAAP also requires that assets are classified as either held for use or to be disposed, with the appropriate accounting based on this classification. An asset held for use is evaluated for impairment when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets determined to be impaired are valued at fair value. The resulting impairment, if any, is recorded as a reduction of the asset carrying value, and may not be reversed in a later period.

     The Company's impairment of long-lived assets primarily relates to its real estate assets. During 1990 to 1996, the Company disposed of certain real estate properties in which it maintained a continued involvement.

     In the French GAAP financial statements, these transactions were treated as sales and therefore removed from the balance sheet, and the profit and loss included in net income. Provisions relating to the sale arrangements were provided as necessary.

     The transactions do not meet the sales criteria under US GAAP and therefore are considered as financial arrangements. The related real estate assets which would have been recorded under US GAAP must also be considered for impairment. Accordingly, sales provisions were reversed.

PUBLIC SERVICE CONTRACTS

COMMITMENTS TO MAINTAIN AND REPAIR ASSETS

     Under French GAAP, a few consolidated subsidiaries, being generally jointly controlled, apply the accrue in advance method to account for repair costs.

     Under US GAAP, the Company applies the expensed as incurred method for maintenance and repair expenditures.

PAYMENT TO LOCAL AUTHORITIES

     Under French GAAP, payments specifically related to the remaining debt service on facilities are capitalized and charged to income on a straight-line basis over the contract period. The difference between cash payments and the expense recorded is capitalized as a prepaid expense.

     Under US GAAP, the present value of the obligation corresponding to debt service payments is recognized as a liability.

CONSTRUCTION CONTRACTS

     Under French GAAP, the Company records the percentage of completion for buildings, civil engineering and road works contracts according to its earned status method which is based upon the unit of work performed method and can differ from US GAAP percentage of completion method measured on cost incurred to date to total estimated cost. In addition, as allowed under French GAAP, the Company segments contracts and therefore income of the period is recognized without reference to the total gross profit ratio of the contract. However, when gross profit ratio of the period is greater than the gross profit ratio of the contract, the Company books a reserve for deferred income. This method can differ from US GAAP which requires that certain specific criteria be met in order for a contract to be segmented.

RESERVES

     Under French GAAP, certain reserves and allowances may be provided, including reserves for repairs and replacement, restructuring charges and Year 2000 compliance costs, when it is possible that those costs will be incurred or when management decisions are taken, but not yet documented.

     Under US GAAP, contingent losses are accrued only if it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. In addition, for certain reserves, such as restructuring charges, additional criteria must be met. If these criteria are not met, the provision for these reserves and allowance may not be recognized.

INCOME TAXES

     Vivendi recognizes deferred taxes on the basis of timing differences between accounting and taxable income. The Company does not recognize deferred tax assets on net operating loss carry forwards and on timing differences when the recovery of the related deferred tax asset is not probable.

     Under US GAAP, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforward and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FINANCIAL INSTRUMENTS

INVESTMENT SECURITIES

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

     Under US GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: Debt securities that the Company has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity." Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

TREASURY SHARES

     Under French GAAP, shares of the Company's own stock owned by the Company and its subsidiaries are recorded as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

     Under US GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS

     Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, nor the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash.

     Under US GAAP, derivative financial instruments for which the Company has not specifically designated or has not assessed effectiveness do not meet hedge accounting criteria. Such instruments are recorded on the consolidated balance sheet at fair value and related changes in fair value are recognized in current period net income.

     During 1998, in connection with the acquisition of 49% of the Spanish holding company that owns 56.5% of FCC, the Company has granted an option to the primary shareholder of that holding company. This option grants the primary shareholder the right to sell to the Company, at any time between April 18, 2000 and October 6, 2008, her remaining 51% in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option. Under French GAAP, the option is not recorded in the financial statements until it is exercised. Under US GAAP, a liability is recorded equal to the fair value of the put option and changes in the fair value of the option are recorded as a charge to current period earnings.

STOCK-BASED COMPENSATION

     Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, the Company has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the fair value of the common shares at the date of grant.

     Under US GAAP, APB Opinion No. 25 defines plans that grant or sell common shares to employees as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, APB Opinion 25 requires that compensation arising from such plans is to be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee strike price. Compensation expense for compensatory stock based plans is recognized in the period benefited.

PENSION PLANS

     As described further in Note 2, prior to its change in accounting policy in January 1998, the Company recorded as pension expense the benefits paid to retired employees and the premiums paid for insurance contracts for employees in service at that time. In January 1998, the Company changed its accounting policy to record pension obligations, covering all eligible employees, using the projected unit credit method.

     Under US GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

     Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

     Under US GAAP, the Company must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

NEW ACCOUNTING PRONOUNCEMENTS IN THE UNITED STATES

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and requires companies to recognize all derivative instruments as assets or liabilities in the balance sheet and to measure those instruments at fair value. SFAS No. 137 extends the effective date to all fiscal years beginning after June 15, 2000. The Company has not yet determined the timing of adoption of SFAS No. 133 and has not yet quantified the accounting consequences of this new standard.

     Staff Accounting Bulletin No. 101, issued in December 1999, summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has not determined the impact that this Bulletin would have under US GAAP on its consolidated financial statements.

     In March of 2000 the Emerging Issues Task Force ("EITF") of the FASB reached a consensus in EITF Issue 00-2 Accounting for Website Development Costs which is effective for fiscal quarters beginning after June 30, 2000. Management does not believe that the adoption of this EITF will have a material effect on the Company's accounting policies or results of operations.

     In June of 2000 the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 00-2 "Accounting by Producers or Distributors of Films" and the FASB issued FASB Statement No. 139 "Recission of FASB Statement No. 53 and amendments to FASB Statements Nos. 63, 89 and 121." These statements establish new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. The statement of position provides that the cumulative effect of changes in accounting principles caused by adoption of the provisions of the statement of position should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." The statements are simultaneously effective for fiscal years beginning after December 15, 2000 and could have a material impact on the Company's results of operations and financial position. The Company is currently quantifying the impact of such adoption.

25B) RECONCILIATION OF EQUITY AND NET INCOME TO US GAAP

     The following is a summary reconciliation of shareholders equity, as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of US GAAP for the periods ended December 31, 1999 and 1998, and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of US GAAP for the periods ended December 31, 1999 and 1998 (in millions of Euros).

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
Shareholders' equity as reported in the consolidated
  balance sheet............................................  10,892.2     7,840.2
  Adjustments to conform to US GAAP:
     Currency translation adjustments......................     (35.0)        3.0
     Business combinations/Goodwill........................   7,876.3     3,160.0
     Intangible assets.....................................    (460.9)     (269.4)
     Leasing contracts.....................................     (14.2)      (15.3)
     Impairment/Real Estate................................     (64.9)     (586.0)
     Public service contracts..............................     113.9       105.2
     Construction contracts................................     (29.8)        8.3
     Reserves for restructuring liabilities................     146.2       104.5
     Other reserves........................................      33.5        42.8
     Financial instruments.................................  (1,532.8)     (266.8)
     Pension plans and stock-based compensation............      (8.9)       11.6
     Others................................................     (36.4)      (46.7)
     Tax effect on the above adjustments...................      75.3       174.0
                                                             --------    --------
US GAAP Shareholders' equity...............................  16,954.5    10,265.4
                                                             ========    ========

                                                               AT DECEMBER 31,
                                                             --------------------
                                                               1999        1998
                                                             --------    --------
Net income as reported in the consolidated statements of
  income...................................................   1,431.4     1,120.8
  Adjustments to conform to US GAAP:
     Currency translation adjustments......................      13.0        25.0
     Business combinations/Goodwill........................  (1,052.7)      191.0
     Intangible assets.....................................    (191.5)     (118.5)
     Leasing contracts.....................................       1.1         1.4
     Impairment/Real Estate................................     521.1        74.9
     Public service contracts..............................       8.7        (8.7)
     Construction contracts................................     (38.1)       (1.8)
     Reserves for restructuring liabilities................      26.0         1.7
     Other reserves........................................       6.4       (31.6)
     Financial instruments.................................    (208.0)     (325.8)
     Pension plans and stock-based compensation............    (240.5)      (58.2)
     Others................................................       9.9       (11.8)
     Tax effect on the above adjustments...................     (40.7)       88.8
                                                             --------    --------
US GAAP net income.........................................     246.1       565.2
                                                             ========    ========

BASIC AND DILUTED EARNINGS PER SHARE

     For US GAAP purposes, basic earning per share is computed in the same manner as earnings per share under French GAAP by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted (see Note 13). Net income represents the earnings of the Company after minority interests. The computation of diluted earnings per share is as follows (in millions of Euros or millions of shares, except earnings per share):

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
Net income..................................................  246.1     565.2
                                                              -----     -----
Income before extraordinary items -- diluted................  275.9     565.2
                                                              =====     =====
Weighted average number of shares
  Outstanding -- basic......................................  511.3     438.3
                                                              =====     =====
Dilutive effect of:
  Shares issuable on exercise of dilutive options...........    2.3       2.9
  Shares attributable to stock purchase plans...............    2.7       1.0
  Shares applicable to warrants.............................    8.9       9.3
                                                              -----     -----
Weighted average number of shares
  Outstanding -- diluted....................................  525.2     451.5
                                                              =====     =====
Earnings per share:
  Basic.....................................................   0.48      1.29
                                                              =====     =====
  Diluted...................................................   0.47      1.25
                                                              =====     =====

     Debt convertible into Vivendi shares (see Note 13) was not included in the computation of diluted Earning per share because to do so would have been antidilutive for the period presented.

25C) PRESENTATION OF THE BALANCE SHEET AND INCOME STATEMENT IN US GAAP FORMAT

     For purposes of presenting a consolidated condensed balance sheet as of December 31, 1999 and 1998 and consolidated condensed income statements for the years ended December 31, 1999 and 1998 in a format consistent with US GAAP, the Company has reflected the financial statement impact of those reconciling differences between French GAAP and US GAAP presented in Note 25B. The subsidiaries consolidated using the proportionate method under French GAAP are still consolidated under the same method. In addition, due to the significance of Canal+, the 1999 consolidated condensed US GAAP format financial statements reflect the deconsolidation of Canal+ and the application of the equity method for the Company's investment in Canal+.

OPERATING INCOME

     French GAAP defines exceptional items in a manner that differs from the definition of extraordinary items under US GAAP. As a consequence, items classified as exceptional for French

GAAP purposes have been reclassified to the appropriate income statement captions determined under US GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of Vivendi have been included in the determination of operating income.

OTHER INCOME

     Capital gains or losses on sale of consolidated entities or equity affiliates are considered for French GAAP purposes as extraordinary income, whereas they are classified for US GAAP purposes as other income (loss).

                                                              AT DECEMBER 31,
                                                           ----------------------
                                                             1999         1998
                                                           ---------    ---------
                                                                (E MILLIONS)
NET SALES(*).............................................   39,052.5     29,745.0
Costs of sales...........................................  (28,898.0)   (23,084.3)
Selling, general and administrative costs................   (8,467.3)    (5,589.2)
OPERATING MARGIN.........................................    1,687.2      1,071.5
Goodwill amortization....................................     (770.8)      (295.0)
Other operating expenses and revenue.....................   (1,437.1)      (194.9)
OPERATING INCOME.........................................     (520.7)       581.6
Financial income.........................................     (401.8)      (361.2)
Other income.............................................      535.4        473.3
NET INCOME BEFORE TAXES, MINORITY INTEREST AND EQUITY
  INTEREST...............................................     (387.1)       693.7
Taxes....................................................      675.0         41.7
NET INCOME BEFORE MINORITY INTEREST AND EQUITY
  INTEREST...............................................      287.9        735.4
Equity interest..........................................      (65.6)        (0.3)
Minority interest........................................       23.8       (169.9)
NET INCOME...............................................      246.1        565.2

-------------------------

(*) included excise taxes and contribution collected on behalf of local authorities for an amount of E 2,112 million and E 2,023 million for 1999 and 1998, respectively.

                                        AT DECEMBER 31, 1999                     AT DECEMBER 31, 1999
                           -----------------------------------------------   -----------------------------
                           FRENCH   RECONCILING       CANAL+          US     FRENCH   RECONCILING     US
                            GAAP       ITEMS      DECONSOLIDATION    GAAP     GAAP       ITEMS       GAAP
                           ------   -----------   ---------------   ------   ------   -----------   ------
Current assets...........  37,436     (1,913)         (2,511)       33,012   22,910        (18)     22,892
Long term assets.........  45,341      8,301          (3,917)       49,725   26,072      4,560      30,632
Total assets.............  82,777      6,388          (6,428)       82,737   48,982      4,542      53,524
Current liabilities......  38,850      1,411          (3,746)       36,515   21,128        708      21,836
Long term liabilities....  28,983     (1,503)         (1,336)       26,144   17,591      1,489      19,080
Minority interests.......   4,052        418          (1,346)        3,124    2,423        (80)      2,343
Shareholder's equity.....  10,892      6,062               0        16,954    7,840      2,425      10,265
Total liabilities and
  shareholder's equity...  82,777      6,388          (6,428)       82,737   48,982      4,542      53,524

25D) COMPREHENSIVE INCOME

     The concept of comprehensive income does not exist under French GAAP. In US GAAP, SFAS 130, "Reporting comprehensive income," defines comprehensive income to include, net of tax impact (in million of Euros):

     -- minimum pension liability adjustments,

     -- unrealized gains and losses on investment securities classified as "available for sale,"

     -- foreign currency translation adjustments.

Net income for the year ended December 31, 1998.............   565.2
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................  (225.7)
  Unrealized losses on equity securities....................  (197.0)
                                                              ------
Other comprehensive income..................................  (422.7)
                                                              ------
Comprehensive income for the year ended December 31, 1998...   142.5
                                                              ------
Net income for year ended December 31, 1999.................   246.1
Other comprehensive income, net of tax
  Foreign currency translation adjustment...................   332.3
  Unrealized gains on equity securities.....................   110.0
                                                              ------
Other comprehensive income..................................   442.3
                                                              ------
Comprehensive income for the year ended December 31, 1999...   688.4
                                                              ------

25E) STOCK-BASED COMPENSATION

VIVENDI STOCK OPTION PLANS

     Beginning in 1997, Vivendi adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of the stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Under the Company's "classic" plan, Vivendi grants options at a strike price discounted 12.5% to 20% from the fair market value of the stock on the date of grant. These options are granted with a contractual life of eight to ten years and vest over a five-year period from the date of grant. Options have been granted under the classic plan each year since its inception. Vivendi has adopted another fixed stock option plan in 1997 that grants options to a limited number of senior managers with a strike price at a premium to the fair market value of the stock on the date of grant.

     Vivendi has adopted a variable stock option plan in 1999 that grants options to a limited number of senior managers. The number of options granted under this plan is measured twice over a five-year vesting period. The first measurement date is after three years, and the second after five years. At each measurement date, the number of options to be granted is based upon a formula that measures the performance of Vivendi stock against the performance of a basket of peer companies. The options then become immediately exercisable. If a participant leaves the company before either of the measurement dates, he forfeits eligibility for the award.

     In November 1999, the Company granted ten stock options to each of its employees. These 2,530,200 options have been granted at an exercise prices of E 62.6, which represented a 20% discount from the market price of Vivendi shares at the grant date. The options vested immediately but are exercisable after a period up of three years. In certain countries, stock appreciation rights have been granted in place of stock options due to regulatory reasons.

     No compensation expense has been recorded in connection with stock options granted by the Company under French GAAP. Under US GAAP, the compensation expense recorded by the Company is E 16.5 million and E 85.8 million for the years ended 31 December, 1998 and 1999, respectively.

     Information relating to Vivendi stock options granted during 1999, 1998 and 1997 is summarized as follows:

                                                                             WEIGHTED AVERAGE
                                                         NUMBER OF SHARES     EXERCISE PRICE
                                                         ----------------    ----------------
December 31, 1996......................................      6,392,664            E 21.5
                                                            ----------            ------
  Granted..............................................      3,241,934              42.6
  Exercised............................................     (1,151,065)             20.1
  Forfeited............................................         (7,069)              9.0
                                                            ----------            ------
December 31, 1997......................................      8,476,464              29.8
                                                            ----------            ------
  Granted..............................................      2,192,760              50.5
  Exercised............................................     (1,039,335)             21.4
  Forfeited............................................        (36,232)             12.0
                                                            ----------            ------
December 31, 1998......................................      9,593,657              35.5
                                                            ----------            ------
  Granted..............................................     11,628,678              68.4
  Exercised............................................     (1,851,063)             22.5
  Forfeited............................................        (42,616)             19.7
                                                            ----------            ------
December 31, 1999......................................     19,328,656              56.6
                                                            ==========            ======

     At December 31, 1999, 1998, and 1997, 2,309,077, 4,162,924 and 4,279,752
options were exercisable at weighted average exercise prices of E 21.9, E 22.0, and E 21.4 per share, respectively. The options outstanding at December 31, 1999 expire in various years through 2009.

     Information about Vivendi stock options outstanding at December 31, 1999 is summarized as follows:

                              OPTIONS OUTSTANDING
                 ---------------------------------------------
   EXERCISE                        WEIGHTED
    PRICE          NUMBER           AVERAGE          NUMBER
     (E)         OUTSTANDING   REMAINING LIFE(A)   EXERCISABLE
--------------   -----------   -----------------   -----------
     19.2           114,037          0.81             114,037
     21.5           176,307          1.89             176,307
     19.2           139,944          0.83             139,944
     19.3           386,183          2.80             386,183
     22.2           342,392          3.70             342,392
     22.1           796,691          4.48             796,691
     26.3           353,523          1.92             353,523
     30.9         1,229,096          5.71                  --
     50.0         1,980,974          4.71                  --
     50.5         2,180,831          6.51                  --
     61.3            42,672          7.06                  --
     65.0         3,302,569          7.27                  --
     73.0         5,729,237          7.36                  --
     61.8            15,000          7.69                  --
     62.6             9,000          7.90                  --
     62.6         2,530,200          7.90                  --
                 ----------          ----           ---------
     56.6        19,328,656          6.43           2,309,077
                 ==========          ====           =========

     For the stock option plans adopted prior to January 1, 1998, the Company intends to settle options through the issuance of new shares. For stock options plans adopted in 1998 and later, the Company intends to settle options with treasury shares. As of December 31, 1999 and 1998, the Company has designated approximately 5.5 million and 1.8 million treasury shares, respectively, to settle its potential obligation under stock option plans.

     In addition to the corporate plans described above, the following consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary's stock. Following is a description of the significant plans.

CANAL+ STOCK OPTION PLANS

     Canal+ has adopted several fixed stock option plans that are settled in its own shares. Options granted under most of these plans are granted to employees at a strike price with a discount between 0% and 10% from the market value of the shares at the grant date.

     For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. The options vest ratably over a five-year period and are valid up to five years from the date of grant. For plans adopted in 1998 and later, options that are exercised are settled with Canal+ treasury shares. These options vest in a graduated manner over five years and are valid up to five years from the date of grant. Canal+ manages its exposure to the price risk associated with the shares required to settle the options through the issuance of put and call options settled in its own stock.

     In 1998, Canal+ adopted a stock option plan that grants options to a limited number of senior managers. The options, which vest five years after the date of grant, have a strike price that was significantly higher than the market price of Canal+ shares at the grant date.

     No compensation expense has been recorded in connection with the stock options granted by Canal+ under French GAAP. Under US GAAP, the compensation cost recorded by the company is respectively E 1.7 million and E 1.2 million for the years ended December 31, 1998 and 1999.

                                                                          WEIGHTED
                                                                           AVERAGE
                                                                       EXERCISE PRICE
CANAL+                                            NUMBER OF SHARES           (E)
------                                            ----------------    -----------------
December 31, 1996...............................     1,280,000              27.6
                                                     ---------              ----
  Granted.......................................            --                --
  Exercised.....................................       (23,668)             27.3
  Canceled......................................            --                --
                                                     ---------              ----
December 31, 1997...............................     1,256,332              27.6
                                                     ---------              ----
  Granted.......................................     1,946,400              47.3
  Exercised.....................................       (65,388)             27.3
  Canceled......................................            --                --
                                                     ---------              ----
December 31, 1998...............................     3,137,344              39.8
                                                     ---------              ----
  Granted.......................................        88,000              64.1
  Exercised.....................................      (397,972)             27.3
  Canceled......................................            --                --
                                                     ---------              ----
December 31, 1999...............................     2,827,372              42.4
                                                     =========              ====

                              OPTIONS OUTSTANDING
   EXERCISE      ----------------------------------------------
    PRICE          NUMBER       WEIGHTED AVERAGE      NUMBER
     (E)         OUTSTANDING   REMAINING LIFE(A)    EXERCISABLE
--------------   -----------   ------------------   -----------
     27.3           715,972           0.70            715,972
     31.4            37,000           0.93             37,000
     33.9            40,000           1.18             32,000
     41.3         1,350,400           3.48            135,040
     61.0           596,000           3.48                 --
     64.0            40,000           4.44                 --
     64.2            48,000           4.73                 --
     ----         ---------           ----            -------
     42.4         2,827,372           2.75            920,012
     ====         =========           ====            =======

     At December 31, 1999, 1998 and 1997, 920,012, 926,944 and 736,333 options were exercisable as weighted average exercise prices of E 29.8, E 27.6 and E
27.6 per share, respectively. The options outstanding at December 31, 1999 expire in years through 2004.

VINCI STOCK OPTION PLANS

     Vinci has adopted several fixed stock option plans that are settled in its own shares. Options granted under these plans are granted to employees at a discount of 20% from the average market price of Vinci shares over the last 20 business days prior to the grant date. These options have a contractual life of up to ten years and vest from one to five years from the grant date. For plans adopted prior to January 1, 1998, options that are exercised are settled through the issuance of new shares. For plans adopted in 1998 and later, options that are exercised are settled with Vinci treasury shares.

     No compensation expense has been recorded in connection with the stock options granted by Vinci under French GAAP. Under US GAAP, the compensation cost recorded is respectively E 0.8 million and E 0.5 million for years ended December 31, 1999 and 1998.

                                                                     WEIGHTED AVERAGE
                                                 NUMBER OF SHARES     EXERCISE PRICE
                                                 ----------------    ----------------
                                                                           (E)
December 31, 1996..............................     1,134,535              24.3
                                                    ---------              ----
  Granted......................................            --                --
  Exercised....................................       (99,028)             18.7
  Forfeited....................................       (31,961)             24.7
                                                    ---------              ----
December 31, 1997..............................     1,003,546              24.8
                                                    ---------              ----
  Granted......................................     1,059,193              31.8
  Exercised....................................      (343,530)             22.5
  Forfeited....................................       (33,805)             24.8
                                                    ---------              ----
December 31, 1998..............................     1,685,404              29.7
                                                    ---------              ----
  Granted......................................     3,765,058              42.0
  Exercised....................................      (285,963)             26.4
  Forfeited....................................       (34,191)             24.8
                                                    ---------              ----
December 31, 1999..............................     5,130,308              39.0
                                                    =========              ====

                                   OPTIONS OUTSTANDING
                      ---------------------------------------------
                        NUMBER      WEIGHTED AVERAGE      NUMBER
     EXERCISE PRICE   OUTSTANDING   REMAINING LIFE(A)   EXERCISABLE
     --------------   -----------   -----------------   -----------
          (E )
          25.9            41,455          1.93             41,455
          16.8            53,259          2.85             53,259
          30.9           118,840          3.85            118,840
          25.0           116,923          4.84            116,923
          25.6           220,403          8.17            220,403
          33.7           814,368          5.17                 --
          38.0           654,068          9.19                 --
          ----         ---------          ----            -------
          33.8           101,490          5.18                 --
          ----         ---------          ----            -------
          42.3         1,003,193          9.69                 --
          ----         ---------          ----            -------
          43.7         2,006,309          9.69                 --
          ----         ---------          ----            -------
          39.0         5,130,308          8.37            550,880
          ====         =========          ====            =======

     At December 31, 1999, 1998 and 1997, 550,880, 948,460 and 1,246,038 options were exercisable as weighted average exercise prices of E 25.8, E 23.7 and E
24.3 per share, respectively. The options outstanding at December 31, 1999 expire in years through 2009.

COFIRA

     In January 1994, Cofira, a consolidated subsidiary of Vivendi and Telecommunication holding company, granted 246,800 stock options for key employees with an exercise price of E 15.24. As Cofira is not a public company, the exercise price was fixed to shareholder's equity plus 30% at the date of grant. These options vest over a five-year period and may be exercised up to eight years from the grant date.

HAVAS INTERACTIVE

     On July 1, 1999 Havas Interactive granted two stock based plans, one management option plan and one stock appreciation right plan.

                                                                        MANAGEMENT
                                                            SARS       OPTIONS PLAN
                                                          ---------    ------------
Number of participants..................................        710            18
Number of shares authorised.............................  4,875,000     2,625,000
Number of shares granted................................  3,605,600     2,077,106
Number of shares forfeited..............................    585,500       340,500
                                                          ---------     ---------
Balance December 31, 1999...............................  3,020,100     1,736,606

     The stock options and appreciation rights granted under the plans vest over a five-year period from the date of grant and may be exercised up to 10 years from the grant date. As Havas Interactive is not a public company, the exercise price and the selling price are determined as a factor of company EBITDA. For the management option plan, the participant shall have the right to sell to

Havas Interactive the shares at the selling price stated in the contract. In 1999, Havas Interactive recorded compensation expense related to these plans of E 3.6 million.

SITHE

     In 1999, pursuant to the 1998 Employee Restricted Stock Ownership Plan under which certain employees are awarded a portion of their annual incentive compensation in the form of restricted common stock of the company at a 20% discount to its fair market value, Sithe purchased for approximately E 4.5 million and held in trust 3,274 shares of the Company's common stock with respect to the portion of 1998 incentive compensation so awarded.

     In July, 1999, pursuant to the 1999 Stock Retention Plan (the "Plan"), Sithe awarded to certain employees 8,976 shares of unissued restricted common stock ("RSAs") and 15,615 nonqualified options to purchase the Company's common stock at the then fair market value of E 1,920 per share.

     The participant shall have the right during the one-year period following vesting to sell to Sithe and Sithe shall have the right upon the one-year anniversary of vesting to purchase all or any portion of the RSAs at fair market value. In 1999, Sithe recorded compensation expense related to this plan of E
3.9 million.

EMPLOYEE STOCK PURCHASE PLANS

     Vivendi maintains savings plans that allow substantially all full time employees of Vivendi and its subsidiaries to purchase shares of Vivendi. The shares are sold to employees at a discount of 20% from the average market price of Vivendi stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees.

     Shares sold to employee stock purchase plans are as follows:

                                                   1999         1998        1997
                                                 ---------    ---------    -------
Number of shares...............................  6,608,980    1,511,769    936,912
Proceeds on sales (E millions).................      480.1        156.4       72.9
Average cost of treasury sales (in E ).........       72.6        103.5       77.8

     Under US GAAP, the compensation cost recorded by the Company for the years ended December 31, 1999 and 1998 is respectively E 160.8 million and E 54.1 million.

     Vinci maintains saving plans that allow all full time employees of Vinci and its subsidiaries to purchase shares of Vinci. The shares are sold at a discount of 20% from the average market price of Vinci stock over the last 20 business days prior to the date of authorization by the Board of Directors.

                                                     1999       1998       1997
                                                    -------    -------    -------
Number of shares..................................  560,350    820,292    417,730
Proceeds on sales (E millions)....................     15.6       14.9        5.4
Average cost of treasury sales (in E )............     27.9       18.1       12.9

     The compensation cost recorded by the company for years ended December 31, 1999 and 1998 is respectively E 7.5 million and E 14.7 million.

     Vivendi applies the intrinsic value method to account for compensation cost associated with options granted to employees. In accordance with French GAAP, the Company has not recorded compensation expense on options granted with a discounted strike price up to 20% from the fair value of shares at the date of grant. Had compensation cost for stock options awarded under these plans been determined based on the fair value at the dates of grant consistent with the methodology of SFAS 123, Vivendi's net income and basic earnings per share, as determined in accordance with US GAAP, would have reflected the following pro forma amounts (in millions of Euros, except per share amounts):

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
US GAAP net income..........................................   246.1         565.2
Basic earning per share.....................................     0.48          1.29
Impact of fair value method of stock options................   (52.2)        (18.0)
Pro forma US GAAP net income................................   193.9         547.2
Pro forma basic earnings per share..........................     0.38          1.26

     The fair value of each Vivendi, Vinci and Canal+ option grant is estimated on the date of grant using the Binomial option pricing model with the following assumptions for the grants:

                                                          1999     1998     1997
                                                          -----    -----    -----
VIVENDI
Expected life (years)...................................   6.53     5.64     5.76
Interest rate...........................................   4.56%    4.70%    5.42%
Volatility..............................................   6.51%    6.51%    6.51%
Dividend yield..........................................   1.14%    1.14%    1.14%

                                                          1999     1998     1997
                                                          -----    -----    -----
CANAL+
Expected life...........................................   2.74     3.43     2.72
Interest rate...........................................   4.56%    4.70%    5.42%
Volatility..............................................  12.32%   12.32%   12.32%
Dividend yield..........................................   0.48%    0.48%    0.48%

                                                          1999     1998     1997
                                                          -----    -----    -----
VINCI
Expected life...........................................   8.45     6.14     6.51
Interest rate...........................................   4.56%    4.70%    5.42%
Volatility..............................................  13.14%   13.14%   13.14%
Dividend yield..........................................   2.20%    2.20%    2.20%

25F) PENSION PLAN AND OTHER COST RETIREMENT BENEFITS OTHER THAN PENSION PLANS

     Disclosures, presented in accordance with SFAS 132, are as follows (in millions of Euros):

                                                         PENSION BENEFITS     OTHER BENEFITS
                                                        ------------------    --------------
                                                         1999       1998      1999     1998
                                                        -------    -------    -----    -----
CHANGE IN BENEFIT OBLIGATION
  BENEFIT OBLIGATION AT BEGINNING OF YEAR.............  1,334.2    1,235.5     9.0      9.2
  Service cost........................................     71.8       69.0     0.1      0.1
  Interest cost.......................................     91.3       84.2     0.4      0.5
  Plan participants contributions.....................     11.9       10.6      --       --
  Business combinations...............................    100.2       42.2      --       --
  Disposals...........................................    (10.5)      (1.1)     --       --
  Curtailments........................................     (2.8)      (0.4)     --       --
  Actuarial loss (gain)...............................     14.3        5.2    (1.5)    (0.1)
  Benefits paid.......................................    (71.8)     (61.3)   (0.7)    (0.7)
  Special termination benefits........................       --         --      --       --
  Others (foreign currency translation)...............    107.0      (49.7)     --       --
                                                        -------    -------    ----     ----
     BENEFIT OBLIGATION AT END OF YEAR................  1,645.6    1,334.2     7.3      9.0
                                                        =======    =======    ====     ====
CHANGE IN PLAN ASSETS
  FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR......  1,155.9    1,093.6      --       --
  Actual return on plan assets........................    232.5      108.7      --       --
  Company contributions...............................     45.7       63.4     0.7      0.7
  Plan participants contributions.....................     11.9       10.6      --       --
  Business combinations...............................      3.9       10.6      --       --
  Disposal............................................     (2.0)      (0.7)     --       --
  Benefits paid.......................................    (71.8)     (61.3)   (0.7)    (0.7)
  Others (foreign currency translation)...............    157.4      (69.0)     --       --
                                                        -------    -------    ----     ----
     FAIR VALUE OF PLAN ASSETS AT END OF YEAR.........  1,533.5    1,155.9      --       --
                                                        =======    =======    ====     ====
FUNDED STATUS OF THE PLAN.............................   (112.1)    (178.3)   (7.4)    (9.0)
  Unrecognized actuarial loss.........................   (154.6)     (15.9)   (1.6)    (0.1)
  Unrecognized actuarial prior service cost...........   (153.6)    (146.6)     --       --
  Unrecognized actuarial transition obligation........    (26.1)     (21.4)     --       --
                                                        -------    -------    ----     ----
     ACCRUED BENEFIT COST.............................   (446.4)    (362.2)   (9.0)    (9.1)
                                                        =======    =======    ====     ====
Write off of prepaid on multi-employer scheme
  overtime(*).........................................    (24.9)     (14.2)     --        0
                                                        -------    -------    ----     ----
Net (accrued) benefit cost under US GAAP..............   (471.3)    (376.4)   (9.0)    (9.1)
                                                        =======    =======    ====     ====

-------------------------
(*) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off by since there are serious doubts that they could be recoverable through future contribution holidays.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were E 447 million, E 356 million and E 32 million, respectively, as of December 31, 1999, E 576 million, E 471 million and E 25 million, respectively, as of December 31, 1998.

     Amounts recognized in the balance sheets consist of (in millions of Euros):

                                                 PENSION BENEFITS    OTHER BENEFITS
                                                 ----------------    --------------
                                                  1999      1998     1999     1998
                                                 ------    ------    -----    -----
Accrued benefit liability (including MLA)......  (586.5)   (466.4)   (9.0)    (9.1)
Prepaid benefit cost...........................   114.5      86.9      --       --
                                                 ------    ------    ----     ----
NET AMOUNT ACCRUED FOR UNDER US GAAP...........  (472.0)   (379.5)   (9.0)    (9.1)
                                                 ======    ======    ====     ====
Intangible assets (MLA)(a).....................     0.7       3.1      --       --
                                                 ------    ------    ----     ----
NET AMOUNT RECOGNIZED UNDER US GAAP............  (471.3)   (376.4)   (9.0)    (9.1)
                                                 ======    ======    ====     ====

-------------------------

a) Adjustment for US GAAP purpose: The benefit liability accrued under US GAAP has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized under US GAAP.

     Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under US GAAP as follows (in millions of Euros):

                                                 PENSION BENEFITS    OTHER BENEFITS
                                                 ----------------    --------------
                                                  1999      1998     1999     1998
                                                 ------    ------    -----    -----
NET AMOUNT ACCRUED FOR UNDER US GAAP...........  (472.0)   (379.5)   (9.0)    (9.1)
Excess funding of plans recognized in income
  only when paid back to the Company...........    (3.4)    (12.6)     --       --
Impacts of transition obligation, of prior
  service cost and of actuarial gains
  recognized with a different timing under
  local regulations............................   (29.7)     (6.4)     --      0.1
Minimum liability adjustments (MLA)............     0.7       3.1      --       --
                                                 ------    ------    ----     ----
NET AMOUNT ACCRUED FOR UNDER FRENCH GAAP IN THE
  ACCOMPANYING CONSOLIDATED BALANCE SHEET......  (504.4)   (395.4)   (9.0)    (9.0)
                                                 ======    ======    ====     ====
Accrued........................................  (582.6)   (449.7)   (9.0)    (9.0)
Prepaid........................................    78.2      54.3      --       --

     Net periodic cost under US GAAP was as follows (in millions of Euros):

                                                 PENSION BENEFITS    OTHER BENEFITS
                                                 ----------------    --------------
                                                  1999      1998     1999     1998
                                                 ------    ------    -----    -----
Service cost...................................    71.8      69.0      --       --
Expected interest cost.........................    91.3      84.2     0.1      0.1
Expected return on plan assets.................   (93.5)    (90.0)    0.5      0.5

                                                 PENSION BENEFITS    OTHER BENEFITS
                                                 ----------------    --------------
                                                  1999      1998     1999     1998
                                                 ------    ------    -----    -----
Amortization of unrecognized prior service
  cost.........................................   (12.1)    (11.9)     --       --
Amortization of actuarial net loss (gain)......     0.7       4.8      --       --
Amortization of net transition obligation......    (1.2)     (0.9)     --       --
Curtailments/Settlements.......................    (2.8)     (0.4)     --       --
Special Termination benefits...................      --        --      --       --
                                                 ------    ------    ----     ----
Net periodic benefit cost......................    54.2      54.8     0.6      0.6
                                                 ======    ======    ====     ====
Write-off of prepaid on multi-employer scheme
  overtime.....................................     8.2       7.3      --       --
Net periodic benefit cost under US GAAP........    62.4      62.1     0.6      0.6

     Annual cost under French GAAP was E 80.9 million and E 64.6 million for the years ended December 31, 1999, and 1998, respectively. The difference between these amounts and the annual cost under US GAAP primarily results from the difference in timing of amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

     Weighted-average assumptions as of December 31 are as follows (in millions of Euros):

                                                 PENSION BENEFITS    OTHER BENEFITS
                                                 ----------------    --------------
                                                  1998      1999     1998     1999
                                                 ------    ------    -----    -----
Discount rate..................................     6.5%      5.8%    5.0%     5.0%
Rate of compensation increase..................     N/A       N/A     N/A      N/A
Expected return on plan assets.................     8.2%      7.4%    6.0%     6.0%
Expected residual active life (in years).......    14.4      13.7    15.0     15.0

     Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                 1-PERCENTAGE-POINT   1-PERCENTAGE-POINT
                                                      INCREASE             DECREASE
                                                 ------------------   ------------------
Effect on total of service and interest cost
  components...................................         0.0                   0.0
Effect on the postretirement benefit
  obligation...................................         0.3                  (0.2)

25G) CAPITAL AND OPERATING LEASE

     The Company has entered into capital and operating leases. At December 1999, the minimum future payments under these leases, properly classified under US GAAP, are as follows (in millions of Euros):

YEAR ENDING DECEMBER 31,                             OPERATING LEASES    CAPITAL LEASES
------------------------                             ----------------    --------------
2000...............................................        617.2              219.3
2001...............................................        609.0              214.6

YEAR ENDING DECEMBER 31,                             OPERATING LEASES    CAPITAL LEASES
------------------------                             ----------------    --------------
2002...............................................        541.3              213.1
2003...............................................        519.5              204.6
2004...............................................        415.9              212.6
2005 and thereafter................................      2,147.6            1,971.3
                                                         -------            -------
Total minimum future capital lease payments........      4,850.5            3,035.5
Less amounts representing interest.................           --            1,514.6
                                                         -------            -------
Present value of net minimum future capital lease
  payments.........................................           --            1,520.9
                                                         =======            =======

25H) CONSOLIDATION OF LESS THAN MAJORITY OWNED ENTITIES

     Canal+ has been consolidated in the financial statements under French GAAP since the Company gained effective control in October, 1999. Summarized information concerning Canal+ under French GAAP is presented below:

INCOME STATEMENT INFORMATION                                  1998     1999
----------------------------                                  -----    -----
                                                               (E MILLIONS)
Revenues....................................................  2,475    3,291
Operating Income............................................     51      (23)
Net financial income (expense)..............................     (3)     (40)
Net income (loss)...........................................    (28)    (336)
Net Income applicable to Vivendi ownership(*)...............    (10)    (167)

                                                              DECEMBER 31,    DECEMBER 31,
BALANCE SHEET INFORMATION                                         1998            1999
-------------------------                                     ------------    ------------
                                                                      (E MILLIONS)
Goodwill....................................................       265             252
Other Intangible Assets.....................................     1,669           1,891
Property, Plant and Equipment...............................       746             758
Financial Assets............................................       908             888
Current Assets..............................................     1,661           2,779
  Total Assets..............................................     5,249           6,568
Shareholders' Equity........................................     1,545           1,127
Minority Interests..........................................        88              61
Reserves and allowances.....................................       705             604
Long term Debt..............................................       504           1,101
Current Liabilities.........................................     2,407           3,675
  Total Liabilities and Equity..............................     5,249           6,568
Shareholders' equity applicable to Vivendi ownership(*).....       524             550

-------------------------

(*) (respectively 34%/49% before/after September 1999)

25I) RESTRUCTURING COSTS

     Provisions for restructuring by segment details as follows:

                               BALANCE      CHANGE IN                                          BALANCE      CHANGE IN
                               DEC. 31,     SCOPE OF                                           DEC. 31,     SCOPE OF
 EMPLOYEE TERMINATION COSTS      1996     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1997     CONSOLIDATION   ADDITIONS
-----------------------------  --------   -------------   ---------   -----------   --------   --------   -------------   ---------
Publishing and Multimedia....                                                                                 47.8           26.0
Water........................
Waste Management.............                                                                                                 2.1
Energy.......................    27.0                        11.3        (17.2)                  21.1
Construction.................    48.3                        64.5        (79.9)                  32.9          1.5           61.0
Real Estate..................     7.2                                                             7.2          0.2            3.4
                                 ----          ---          -----        -----        ---        ----         ----          -----
   Total.....................    82.5          0.0           75.8        (97.1)       0.0        61.2         49.5           92.5
                                 ====          ===          =====        =====        ===        ====         ====          =====

                                                        BALANCE      CHANGE IN                                          BALANCE
                                                        DEC. 31,     SCOPE OF                                           DEC. 31,
 EMPLOYEE TERMINATION COSTS    UTILIZATION   REVERSAL     1998     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1999
-----------------------------  -----------   --------   --------   -------------   ---------   -----------   --------   --------
Publishing and Multimedia....     (34.6)       (0.8)      38.4         14.6           18.0        (42.6)       (1.4)      27.0
Water........................                                          54.2                       (11.7)                  42.5
Waste Management.............                              2.1                         2.0                                 4.1
Energy.......................     (10.3)                  10.8                                     (5.5)                   5.3
Construction.................     (51.8)       (1.2)      42.4                        44.5        (50.9)       (0.3)      35.7
Real Estate..................      (1.5)                   9.3         (1.7)           5.7         (5.6)                   7.7
                                 ------        ----      -----         ----          -----       ------        ----      -----
   Total.....................     (98.2)       (2.0)     103.0         67.1           70.2       (116.3)       (1.7)     122.3
                                 ======        ====      =====         ====          =====       ======        ====      =====


 EMPLOYEE TERMINATION COSTS    NOTE
-----------------------------  ----
Publishing and Multimedia....   (a)
Water........................   (b)
Waste Management.............
Energy.......................
Construction.................   (c)
Real Estate..................
   Total.....................

                               BALANCE      CHANGE IN                                          BALANCE      CHANGE IN
                               DEC. 31,     SCOPE OF                                           DEC. 31,     SCOPE OF
  OTHER RESTRUCTURING COSTS      1996     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1997     CONSOLIDATION   ADDITIONS
-----------------------------  --------   -------------   ---------   -----------   --------   --------   -------------   ---------
Telecommunications...........                                59.4                                59.4         (3.3)
Publishing and Multimedia....
Water........................     2.7          6.8           19.8         (0.3)                  29.0         (1.0)           9.5
Transportation...............     1.2                                                             1.2
                                 ----          ---          -----        -----        ---       -----         ----          -----
   Total.....................     3.9          6.8           79.2         (0.3)       0.0        89.6         (4.3)           9.5
                                 ----          ---          -----        -----        ---       -----         ----          -----
   Total.....................    86.4          6.8          155.0        (97.4)       0.0       150.8         45.2          102.0
                                 ====          ===          =====        =====        ===       =====         ====          =====

                                                        BALANCE      CHANGE IN                                          BALANCE
                                                        DEC. 31,     SCOPE OF                                           DEC. 31,
  OTHER RESTRUCTURING COSTS    UTILIZATION   REVERSAL     1998     CONSOLIDATION   ADDITIONS   UTILIZATION   REVERSAL     1999
-----------------------------  -----------   --------   --------   -------------   ---------   -----------   --------   --------
Telecommunications...........     (21.7)       (0.3)      34.1          (4.1)          1.4        (12.4)                  19.0
Publishing and Multimedia....                                            6.8                       (1.5)                   5.3
Water........................     (13.3)                  24.2          55.1          28.8        (34.2)                  73.9
Transportation...............                              1.2                                     (0.3)                   0.9
                                 ------        ----      -----         -----         -----       ------        ----      -----
   Total.....................     (35.0)       (0.3)      59.5          57.8          30.2        (48.4)                  99.1
                                 ------        ----      -----         -----         -----       ------        ----      -----
   Total.....................    (133.2)       (2.3)     162.5         124.9         100.4       (164.7)       (1.7)     221.4
                                 ======        ====      =====         =====         =====       ======        ====      =====


  OTHER RESTRUCTURING COSTS    NOTE
-----------------------------  ----
Telecommunications...........   (d)
Publishing and Multimedia....
Water........................   (b)
Transportation...............
   Total.....................
   Total.....................

     As previously discussed, the Company has grown through significant acquisitions in the past several years. As a result of these acquisitions and the need to streamline and integrate the resulting operating entities, the Company's various business segments have implemented various restructuring plans, primarily related to the consolidation of facilities. As a result, the Company has incurred significant costs associated with the elimination of such facilities and related reductions in employee headcount. These costs include amounts associated with employee termination and early retirement programs, asset divestitures, and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

     In addition to restructuring plans initiated by the Company, certain of the acquired businesses had initiated and were executing restructuring plans at the time of acquisition. The Company evaluated these restructuring plans at the time of acquisition to determine whether such plans were consistent with the Company's integration strategy. If consistent, such reserves were established through purchase accounting and have been reflected as "Change in scope of consolidation" in the table above. A description of the Company's various restructuring plans by business segment is detailed below.

(a)  Publishing and Multimedia

     As previously indicated, Havas was first consolidated with Vivendi in 1998. Havas reserves associated with its pre-acquisition restructuring plans consist primarily of costs associated with headcount reduction programs at several operating units and have been included in "Change in scope of consolidation" in 1998. The balance of the amount reflected in "Change in scope of consolidation" relates primarily to the acquisitions of Anaya and Medimedia in 1998 and 1999, respectively.

     During the acquisition of Grupo Anaya in September 1998, the Company determined that certain sales and administrative offices were redundant. The Company established a termination plan amounting to E 10.8 million involving approximately 240 employees (12 management employees and 228 administrative and sales employees). The Company paid E 8.5 million in severance costs and 167 employees had been terminated as of December 31, 1999.

     During the acquisition of Medimedia in August 1999, the Company implemented a restructuring plan with costs of approximately E 11 million. The plan included an accrual of E 4.2 million associated with severance costs related to the termination of approximately 40 employees, and an accrual of E 6.8 million related to the closure and disposal of several operating facilities. During the fourth quarter of 1999, E 0.5 million in severance payments were made in connection with the termination of five employees together with E 1.3 million in facility exit costs.

     The Company's business units comprising the Publishing and Multimedia segment have implemented certain other restructuring activities during 1998 and 1999. The most significant of these activities is a termination plan relating to the reduction of administrative headcount at Havas, which resulted in termination costs of E 5.3 million. These costs were accrued in 1998 and paid in 1999.

(b)  Water

     Beginning in 1997, the Company implemented a three-year restructuring plan associated with its water businesses located in France. The primary purpose of the restructuring plan is to consolidate individual facilities originally established with the sole purpose of administering municipal water service contracts. The costs associated with the plan relate primarily to lease termination and other costs to exit facilities. The plan will result in a restructuring of the Company's existing operating structure from 334 local units, 86 intermediary levels and 31 regional agencies to 140 local units, 50 business units and 10 regional agencies. The plan is expected to be completed in 2000.

     As previously discussed, the Company acquired USFilter in April 1999. In conjunction with the acquisition, the Company evaluated USFilter's ongoing restructuring plans. This evaluation resulted in the continuation of certain restructuring efforts and the implementation of additional restructuring plans to streamline USFilter's resulting manufacturing and production base and to redesign its distribution network. The revised restructuring plans identified certain manufacturing facilities, distribution sites, sales and administrative offices, retail outlets and related assets that became redundant or non-strategic upon consummation of the transaction. The costs associated with the plan totaled E 109.4 million and are reflected in "Change in scope of consolidation." The costs consisted of E 54.2 million in severance and employee termination costs related to a reduction of the combined workforce of 1,465 employees (189 management employees, 456 administrative employees, 684 manufacturing employees and 136 sales employees), and E 55.1 million in facility exit costs, including assets write-downs, lease terminations and other exit costs. During 1999, the Company incurred costs of E 31.6 million in connection with the plan, including E 11.7 million in severance payments in connection with the termination of approximately 350 employees and E 19.9 million in facility exit costs. As of December 31, 1999, a total accrual of approximately E
77.7 million remained, consisting of E 42.5 million in severance and employee termination accruals and E 35.2 million in other restructuring costs (primarily attributable to facility consolidation). The remaining costs are expected to be incurred during 2000. Additional costs to complete the restructuring plan are not expected to be material and are expected to be incurred during the current fiscal year.

(c)  Construction

     Beginning in 1996, the Company recorded provisions for restructuring plans, in the amount of E 48.3 million, consisting of severance and employee termination costs. These plans were executed in 1997, resulting in a headcount reduction of 1,566 employees (259 management employees and 1,307 construction employees).

     During 1997, the Company established additional restructuring plans, primarily related to planned headcount reduction, in the amount of E
64.5 million. These plans consisted of accruals associated with the termination of 2,106 employees (483 management employees and 1,623 construction employees).

     During 1997, the Company incurred charges of E 31.6 million in connection with these plans, which resulted in a reduction of the workforce of 1,028 employees (210 management employees and 818 construction employees). The remaining portion of these plans were executed in 1998, resulting in charges of E 31.7 million and a 1,078 decrease in the number of employees (273 management employees and 805 construction employees).

     In 1998, the Company's management continued the review of its activities and internal organization, a review that prompted the implementation of additional restructuring plans. These plans resulted in an accrual of E
61.0 million and consisted of severance and employee termination costs for 1,939 employees (194 management employees and 1,745 construction employees). During this period, the Company incurred costs associated with such plans in an amount of E 18.6 million for a total of 591 employees (59 management employees and 532 construction employees). The remaining portion of the plan was executed in 1999 for a total cost of E 42.1 million.

     In 1999, the Company established a restructuring plan as a result of a general decline in construction demand in markets serviced by its German subsidiaries. Additionally, the Company implemented plans in its civil engineering entities to adapt the business to new technology, including digital technology related to electrical contracting. These plans resulted in an accrual of E 44.5 million, in connection with a workforce reduction of 1,460 employees (277 management employees and 1,183 workers). During 1999, the Company incurred E 8.8 million in connection with such plans and reduced its number of employees by 288 (49 management employees and 239 construction employees).

(d)  Telecommunications

     In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately E 60.0 million was provided in connection with the phasing out of the subscriber base and associated technology.

25J) SUBSEQUENT EVENTS

     On February 10, 2000, Vivendi reduced its interest in Vinci from 49.3% to 16.9% by selling 13.8 million shares of Vinci to institutional investors, for E
607.2 million and recognized a gain of E 300 million. Vivendi waived its double voting rights on the remaining shares as part of this sale. Vivendi has also agreed not to sell any additional Vinci shares until February 2001, at which time Vivendi plans to complete its divestiture by selling the remaining shares on the market.

     On February 2000, Vivendi sold to Reliant 21 independent power production plants for E 2.13 billion and recognized a gain of E 450 million.

     Subsequent to the restructuring of the activity of CGIS into two separate companies, Nexity and Vivendi Valorisation. Vivendi has sold Nexity beginning of July to institutional investors without major gain or loss.

     On May 16, 2000, and following a cooperation agreement signed on January 30, 2000, Vivendi, through its subsidiary Vivendi Net, and Vodafone Air Touch, entered into an agreement to create an equally owned joint venture called VIZZAVI, to establish a Multi Access Portal for the European market.

     On June 20, 2000, the Company entered into an agreement to combine with The Seagram Company Ltd. and Canal+. These transactions will be effected through the Company merging with and into one of its wholly-owned subsidiaries, Sofiee, which will then acquire all of the non-regulated operations of Canal+. The non-regulated operations of Canal+ include all Canal+ operations except for the license to broadcast television in France and the French subscriber base. Sofiee will then acquire all of the outstanding shares of Seagram pursuant to a plan of arrangement under Canadian law. Upon completion of these transactions, Sofiee will be renamed Vivendi Universal.

     On June 22, 2000, the Company entered into a memorandum of understanding with Electricite de France (EDF), the French National Power Utility, in order to offer an integrated service from power generation to energy services primarily to large industrial clients throughout the European deregulated market. This will be accomplished through the sale of 34% in Dalkia's parent company to EDF.

     The Company recently completed an initial public offering in France and an international private placement of its wholly-owned subsidiary, Vivendi Environnement, which regroups all of the Company's environmental services. The Company retains an approximately 63% interest in Vivendi Environnement.

     In fiscal year 2000, Vivendi disposed of a significant portion of its investments in the Construction segment. On February 10, 2000, Vivendi reduced its interest in Vinci from 49.3% to 16.7% by selling 13.8 million shares of Vinci to institutional investors for E 572 million and recognized a gain of E 308 million. Vivendi has double voting rights on certain of its remaining shares that allow the Company to exercise a significant influence over Vinci. Accordingly Vivendi accounts for its investment in Vinci using the equity method subsequent to the transaction.

25K) SEAGRAM TRANSACTION

     UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     On June 20, 2000, Vivendi announced that it had entered into a merger agreement, a plan of arrangement and a number of related agreements with The Seagram Company Ltd. ("Seagram") and Canal+ S.A. ("Canal+"). Pursuant to the agreements, subject to certain conditions, (i) Vivendi will merge with and into Sofiee S.A., a wholly-owned subsidiary, (ii) Canal+ will contribute its international operations, as well as some of its French pay-TV operations to an affiliated entity, but will retain its French pay-TV operations that are subject to a French law that forbids any person or entity from owning more than 49% of a company holding a television broadcast license (the "French regulated businesses"), (iii) the entity that receives the operations contributed by Canal+ will merge with and into Sofiee, and (iv) Sofiee shall acquire the outstanding capital stock of Seagram pursuant to a plan of arrangement under Canadian law ((i) -- (iv) collectively, "the transactions"). Following completion of the transactions expected to be completed during the fourth quarter of 2000, Sofiee will be renamed "Vivendi Universal."

INTRODUCTION

     The following unaudited pro forma consolidated condensed financial statements have been prepared to present the effects of the fiscal year 2000 disposition, as well as the proposed acquisition by Sofiee of Seagram, described above. The acquisition of Vivendi by Sofiee is considered to be a reverse acquisition by Vivendi of Sofiee for accounting purposes. Because Sofiee was a wholly-owned holding company subsidiary, this business combination has no impact on the historical Vivendi consolidated financial statements or on the unaudited pro forma financial statements.

     The unaudited pro forma financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements, including the notes thereto, of both Vivendi and Seagram. The December 31, 1999 consolidated financial statements of Vivendi are included in this registration statement. The consolidated financial statements of Seagram as of June 30, 1999 are included in its Annual Report on Form 10-K and are incorporated by reference in this registration statement. See "Documents Incorporated by Reference," page 127.

     The unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results of operations of Vivendi that would have occurred had the transaction been consummated as of the dates indicated. In addition, the unaudited pro forma financial statements are not necessarily indicative of the future financial condition or operation results of Vivendi.

TERMS OF THE SEAGRAM AND CANAL+ TRANSACTIONS

     In the Seagram transactions, holders of Seagram common shares will receive a number of Vivendi Universal American Depositary Shares ("ADS"), each representing one share of Vivendi Universal, determined with reference to an exchange ratio set forth in the plan of arrangement. The exchange ratio will be equal to US$77.35 divided by the U.S. dollar equivalent of the average of the closing prices on the Paris Bourse of the Vivendi ordinary shares during a measuring period preceding the closing, unless the average is equal to or less than US$96.6875 (in which case the ratio will be 0.8000) or the average is equal to or greater than US$124.3369 (in which case the exchange ratio will be 0.6221). The measuring period is defined in the acquisition documents as the twenty consecutive trading days on the Paris Bourse ending on the third complete trading day prior to the effective date of the transaction.

     In connection with Sofiee's combination with Seagram, Vivendi will cause Canal+, an entity approximately 49% owned by Vivendi and included in its consolidated financial statements, to split into two legal entities, one containing the television license as well as the subscriber base in France and one containing all other operating activities (the "deregulated activities"). Sofiee, following its merger with Vivendi, will then acquire the remaining 51% of the Canal+ deregulated activities which Sofiee, following its merger with Vivendi, did not previously own through an exchange of shares in a ratio of 2 Vivendi shares for 1 Canal+ deregulated activities share. Vivendi will remain a 49% shareholder in the entity owning the television license as well as the subscriber base in France. Accordingly, the pro forma adjustments include the effects of this acquisition. In addition, the pro forma adjustments recognize the amortization of the goodwill over 40 years, as well as the revenues and expenses of Canal+ for the full year ended December 31, 1999. At this time, the work needed to provide the basis for estimating the fair values of the assets acquired and liabilities assumed from Canal+, and to determine amortization periods for intangible assets has not been completed. As a result, the final allocation of the excess of the purchase price over the book value of the net assets acquired could differ from that used in the preparation of the unaudited pro forma financial statements, and that difference could be material. The final allocation is expected to be completed within one year of the date of the transactions.

     Sofiee intends to account for the transaction with Seagram as an acquisition using the purchase method of accounting for business combinations. At this time, the work needed to provide the basis for estimating the fair values of the assets acquired and liabilities assumed from Seagram, and to determine amortization periods for intangible assets has not been completed. As a result, the final allocation of the excess of the purchase price over the book value of the net assets acquired could differ from that used in the preparation of the unaudited pro forma financial statements, and that difference could be material. The final allocation is expected to be completed within one year of the date of the transactions. Therefore, pro forma adjustments for the Seagram transactions primarily include the application of purchase accounting, i.e., the allocation of the purchase price of Seagram to the Spirits and Wine segment to be sold as described below, the recording of the excess of the purchase price over the book value of net assets acquired as goodwill, and the related amortization of this goodwill in the unaudited pro forma statement of income.

     Seagram has acquired in purchase business combinations a substantial part of its music business in 1998 and its film business in 1995. Therefore, no adjustments have been made to the historical Seagram intangible assets in the unaudited pro forma financial statements. For pro forma purposes, Vivendi has allocated the entire excess purchase price to goodwill, which is amortized over 40 years.

     The final purchase price allocation may result in different amortization periods and methods for intangible assets than that presented in these unaudited pro forma financial statements. Accordingly, a change in the amortization period would impact the amount of annual amortization expense.

     Potential incremental costs or benefits that may result from the transactions as well as costs incurred to effect such transactions have not been reflected in the accompanying unaudited pro forma consolidated condensed statement of income. Furthermore, management has not reflected any adjustments to income tax provisions which may arise through the inclusion of Seagram and Canal+ into Vivendi's consolidated tax entities.

PLANS TO DISPOSE OF SEAGRAM'S SPIRITS AND WINE SEGMENT

     Seagram and Vivendi have decided to dispose of Seagram's spirits and wine segment as soon as practicable following consummation of the acquisition of Seagram. Accordingly, the Company has restated the unaudited pro forma financial information to exclude this segment and to account for it as a discontinued operation in accordance with EITF 87-11. The Company estimates that the selling price of the spirits and wine segment will range from $8,000 million to $11,000 million. For the purpose of the unaudited pro forma financial statements, the purchase price of Seagram has been partially allocated to the assets to be sold for an amount of $9,500 million, the average of the range. Presently, the Company is not in a position to compute the tax effect of the disposal which therefore has not been reflected in the pro forma financial statements.

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            PRO FORMA UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET

                                                           PRO FORMA      DISPOSITION OF   PRO FORMA
                                      VIVENDI   SEAGRAM   ADJUSTMENTS      BUSINESS(E)     COMBINED
                                      -------   -------   -----------     --------------   ---------
                                                               (E MILLION)
December 31, 1999

ASSETS
Accounts receivable, net............  20,826     2,846        1,204(d)        3,918          20,958
Other current assets, net...........  10,668     2,791        1,308(d)        1,541          13,226
                                      ------    ------      -------           -----         -------
  Total current assets..............  31,494     5,637        2,512(d)        5,459          34,184
Investments.........................   8,027     5,926       (1,564)(d)        (106)         12,495
Goodwill, net.......................  17,846    11,319       27,876(a)          670          55,371
Other intangible assets, net........   4,853     4,082        1,850(d)           72          10,713
Property, plant and equipment,
  net...............................  16,580     2,252          926           1,184          18,574
Other assets........................       0     1,051            0               0           1,051
Net assets of discontinued
  operations........................       0     3,833        5,620(f)            0           9,453
                                      ------    ------      -------           -----         -------
  Total assets......................  78,800    34,100       36,220           7,279         141,841

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable....................  21,337     3,593        2,063(d)        4,767          22,226
Other current liabilities...........  13,369     3,277        1,682(d)          683          17,645
                                      ------    ------      -------           -----         -------
  Total current liabilities.........  34,706     6,870        3,745(d)        5,450          39,871
Long-term debt......................  17,420     7,618        1,336(d)          503          25,871
Other long-term liabilities.........   7,298     4,527            0           1,359          10,466
                                      ------    ------      -------           -----         -------
  Total liabilities.................  59,424    19,015        5,081(d)        7,312          76,208
Minority interests..................   2,422     1,870           88(d)           60           4,320
                                      ------    ------      -------           -----         -------
Total shareholders' equity..........  16,954    13,215       44,266(b)          (93)         74,622
                                                            (13,215)(c)                     (13,215)
                                      ------    ------      -------           -----         -------
  Total liabilities and
     shareholders' equity...........  78,800    34,100       36,220           7,279         141,841

-------------------------
(a) Represents the excess of the purchase price for Seagram net of selling price of assets to be sold over the net book value of net assets acquired for E 13,043 million plus the excess of the purchase price over net book value of the Canal+ minority interests acquired for E 11,129 million plus the net effect of the consolidation of CANAL+ for E 2,704 million.

(b) Represents additional paid-in capital of Vivendi common stock to be issued in the transactions.

(c) Represents elimination of paid-in capital, retained earnings and accumulated other comprehensive income of Seagram.

(d) Represents the effect of consolidating Canal+'s gross assets and liabilities under US GAAP as the prior investment was carried under one line equity method.

(e) Represents the deconsolidation of the assets and liabilities of Vinci, disposed in the year 2000.

(f) Represents the portion of Seagram's goodwill allocated to Spirit and Wine Segment (selling price of E 9,453 million to be compared to historical book value of assets of E 3,833 million).

The accompanying notes are an integral part of these pro forma financial statements.

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          PRO FORMA UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT

                                                            PRO FORMA       DISPOSITION     PRO FORMA
                                      VIVENDI   SEAGRAM   ADJUSTMENTS(H)   OF BUSINESS(I)   COMBINED
                                      -------   -------   --------------   --------------   ---------
                                                                (E MILLION)
December 31, 1999
Net revenues(*).....................  36,543     9,637        3,286            8,885          40,581
Cost of revenues(*).................  26,719     5,814        2,472            7,789          27,216
Selling, general and
  administrative....................   8,293     3,713          790              994          11,802
                                      ------     -----        -----            -----         -------
  Operating margin..................   1,531       110           24              102           1,563

Amortization of goodwill............     766       307          676(g)            46           1,703
Other operating expenses............   1,442       (55)         120                0           1,507
                                      ------     -----        -----            -----         -------
  Operating income..................    (679)     (142)        (772)              56          (1,647)

Interest expense, net...............     371       622           45              (84)          1,122
Other income, net...................     533       212          100                7             838
                                      ------     -----        -----            -----         -------
Income (loss) before taxes, minority
  interest and equity interest......    (515)     (552)        (717)             147          (1,931)

Income tax expense (benefit)........    (716)     (260)         106             (105)           (765)
                                      ------     -----        -----            -----         -------
Income (loss) before minority
  interest and equity interest......     201      (292)        (823)             252          (1,166)

Equity interest earnings (losses)...      21       127           23              (42)            213
Minority interest...................     (24)       10          (17)              70            (101)
                                      ------     -----        -----            -----         -------
Income (loss) from continuing
  operations........................     246      (175)        (783)             140            (852)

Income (loss) from continuing
  operations per share:
  Basic.............................    0.48                                                   (0.86)
  Diluted...........................    0.47                                                   (0.85)

Average common shares (in millions):
  Basic.............................   511.3                                                   991.1
  Diluted...........................   525.2                                                 1,005.0

-------------------------

(*) Includes excise taxes collected on behalf of local authorities for E 2,112 million for Vivendi and E 865 million for Seagram.

(g) Represents the annual amortization of goodwill over 40 years, totaling E 327 million related to goodwill arising from the acquisition of Seagram and E 278 million related goodwill arising from the acquisition of Canal+. The additional E 71 million is the amortization of goodwill previously recorded in the Canal+ financial statements.

(h) Represents the consolidation of the operating results of Canal+ for year ended December 31, 1999 not previously included in the Vivendi income statement in accordance with US GAAP cumulated with the amortization of goodwill generated by the transaction as described in footnote (g) above.

(i) Represents the deconsolidation of the operating result of Vinci disposed in the year 2000.

The accompanying notes are an integral part of these pro forma financial statements.

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        NOTES TO THE UNAUDITED PRO FORMA
                  CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1) BASIS OF PRESENTATION

     These unaudited pro forma consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") to illustrate the effects of the business combination on the historical financial position and operating results of Vivendi and Seagram. The unaudited pro forma consolidated condensed balance sheets of Sofiee at December 31, 1999, gives effect to the business combination as if it occurred at December 31, 1999. The unaudited pro forma consolidated condensed statement of income for the year ended December 31, 1999, gives effect to the business combination as if it occurred at January 1, 1999. For purposes of preparing unaudited pro forma financial statements, Vivendi has been determined to be the acquirer of Seagram and Canal+'s non-regulated activities.

     Historically, Vivendi's fiscal year-end has been December 31, whereas Seagram's fiscal year-end has been June 30. Consequently, the unaudited pro forma consolidated condensed balance sheet is based on the historical audited consolidated balance sheet of Vivendi and the historical unaudited consolidated balance sheet of Seagram at December 31, 1999. The unaudited pro forma consolidated condensed statement of income is based on the historical audited operating results of Vivendi for the year ended December 31, 1999, and the unaudited historical operating results of Seagram for the six months ended June 30, 1999, and six months ended December 31, 1999.

     The unaudited consolidated condensed balance sheet of Seagram was translated from U.S. dollars to Euros at the year-end exchange rate of US$1: E
0.995. The unaudited consolidated condensed income statement of Seagram was translated from U.S. dollars to Euros at the average exchange rate for the twelve-month period ended December 31, 1999 of US$1: E 0.938. Certain Seagram historical financial statement amounts have been reclassified for pro forma presentation.

2) CONVERSION OF VIVENDI HISTORICAL FINANCIAL INFORMATION TO US GAAP

     Vivendi has prepared its historical consolidated financial statements in accordance with accounting principles generally accepted in France ("French GAAP"). French GAAP differs in certain significant respects from US GAAP. A discussion of the principal differences between French GAAP and US GAAP, as they relate to Vivendi, is presented in Note 25A. A reconciliation of shareholders' equity and net income from French GAAP to US GAAP are presented in Note 25B.

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Following is a summary of the conversion of the condensed unaudited consolidated balance sheet and consolidated income statement of Vivendi from French GAAP to US GAAP.

                                                        US GAAP adjustments
                                         French         -------------------        US
                                          GAAP           (A)          (B)         GAAP
                                       -----------      ------      -------      -------
December 31, 1999                                         (E million)
ASSETS
Accounts receivable..................    22,392            317       (1,883)     20,826
Other current assets.................    15,044         (2,230)      (2,146)     10,668
                                         ------         ------      -------      ------
  Total current assets...............    37,436         (1,913)      (4,029)     31,494

Investments..........................     6,293            172        1,562       8,027
Goodwill, net........................    10,389         10,432       (2,975)     17,846
Other intangible assets, net.........     8,682         (1,880)      (1,949)      4,853
Property, plant and equipment, net...    19,977           (423)      (2,974)     16,580
Other assets.........................         0              0            0           0
Net assets of discontinued
  operations.........................         0              0            0           0
                                         ------         ------      -------      ------
  Total assets.......................    82,777          6,388      (10,365)     78,800
                                         ======         ======      =======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable.....................    23,832            503       (2,998)     21,337
Other current liabilities............    15,018            908       (2,557)     13,369
                                         ------         ------      -------      ------
  Total current liabilities..........    38,850          1,411       (5,555)     34,706

Long-term debt.......................    19,233            759       (2,572)     17,420
Other long-term liabilities..........     9,750         (2,262)        (190)      7,298
                                         ------         ------      -------      ------
  Total liabilities..................    67,833            (92)      (8,317)     59,424

Minority interests...................     4,052            418       (2,048)      2,422
                                         ------         ------      -------      ------
  Total shareholders' equity.........    10,892          6,062            0      16,954
                                         ------         ------      -------      ------

Total liabilities and shareholders'
  equity.............................    82,777          6,388      (10,365)     78,800
                                         ======         ======      =======      ======

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A) Adjustments and Reclassifications from Implementation of US GAAP -- The entries that result in an adjustment to total shareholders' equity as determined under French GAAP are explained in Note 25A. The detail of these entries is presented in Note 25B. In addition, these entries reflect the recording of those US GAAP adjustments and reclassification that do not result in an adjustment to total shareholders' equity as determined under French GAAP. Because they did not impact shareholders' equity, these differences between French GAAP and US GAAP have not been discussed elsewhere. These entries are comprised of the following:

          i) Capital leases -- The criteria for capital lease classification under French GAAP are more restrictive than are those under US GAAP. Accordingly, certain leases that have been classified as operating leases under French GAAP have been reclassified as capital leases. The adjustments reflect the recognition of an asset and a corresponding debt obligation.

          ii) Transfer of receivables -- Under US GAAP criteria, certain sales of accounts receivable are not considered to be sales. Accordingly, the related assets must continue to be recognized along with a corresponding liability.

          iii) Recognition of debt -- A Vivendi subsidiary has entered into an agreement with its creditors to offset amounts owed against receivables. Under US GAAP, a liability for the total amount owed would be recorded and receivable would not be adjusted.

     B) Canal+ and Proportionate Consolidation -- These entries reflect the deconsolidation of Canal+ and of entities proportionally consolidated under French GAAP and the application of the equity method to account for Vivendi's investment in these entities. These entries also reflect the adjustment of assets and liabilities of Canal+ and of proportionately consolidated subsidiaries to reflect the implementation of US GAAP by those entities.

     In Note 25C to the audited consolidated financial statements as of December 31, 1999, Vivendi has presented an income statement in a format consistent with US GAAP and the provisions of Regulation S-X. The income statement presented reflects the recording of entries that resulted in an adjustment of net income determined under French GAAP. This condensed income statement does not reflect the deconsolidation of entities proportionately consolidated under French GAAP, as these entries did not result in an adjustment to net income.

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The table below summarizes the following adjustments to the audited condensed income statement in US GAAP format presented in Note 25C:

                                                               US GAAP adjustments
                                                        ---------------------------------
December 31, 1999                                       Per Note 25C     (X)      US GAAP
-----------------                                       ------------    ------    -------
Net revenues(*).......................................     39,052       (2,509)   36,543
Cost of revenues(*)...................................     28,898       (2,179)   26,719
Selling, general and administrative...................      8,467         (174)    8,293
                                                           ------       ------    ------
  Operating margin....................................      1,687         (156)    1,531
Amortization of goodwill..............................        771           (5)      766
Other operating expenses, net.........................      1,437            5     1,442
                                                           ------       ------    ------
  Operating income....................................       (521)        (156)     (677)
Interest expense, net.................................        401          (30)      371
Other income, net.....................................        535           (2)      533
                                                           ------       ------    ------
Income before taxes, minority interest and equity
  interest............................................       (387)        (128)     (515)
Income tax expense (benefit)..........................       (675)         (41)     (716)
                                                           ------       ------    ------
  Income before minority interest and equity
     interest.........................................        288          (87)      201
Equity interest (earnings) losses.....................        (66)          87        21
Minority interest.....................................        (24)           0       (24)
                                                           ------       ------    ------
  Income (loss) from continuing operations............        246            0       246
                                                           ======       ======    ======

-------------------------

(*) Includes excise taxes collected on behalf of local authorities for E 2,112 million.

(X) Proportionate consolidation: The portion of the entities proportionately consolidated total revenues and expenses equal to Vivendi's ownership percentage in these entities is deducted from the Vivendi consolidated income statement, and income in the entities' earnings is recorded equal to Vivendi's interest in the entities' shareholders' equity.

3) PURCHASE PRICE

     With respect to the acquisition of Seagram, the number of shares to be issued to effect the acquisition are based on a formula that is tied to the market price of Vivendi shares on the Paris Bourse, as described in "Description of Business -- General -- Recent Developments," page 8. Therefore, the measurement date of the purchase price cannot be known until the date that the formula is finally applied. However, for purposes of these unaudited pro forma condensed consolidated financial statements, the Company has determined the purchase price of Seagram as follows.

     On July 4, 2000, the average closing price for the 20-day measuring period defined in the acquisition agreement was $96.18. This was the first day that the average closing price, upon which the exchange formula is based, went below the "floor" of $96.6875. Since July 4, 2000 and through the present, the average closing price of Vivendi shares on the Paris Bourse over a 20-day measuring period has remained below this floor. Accordingly, application of the formula resulted in a change in

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the number of shares issued to effect the Seagram transaction; because the 20-day average closing price is below the floor of $96.6875 set forth in the Seagram transaction documents, the exchange ratio is adjusted to 0.8 Vivendi shares for every 1 Seagram share. The earliest date that this is known and does not change (as of the date of the registration statement) is July 4, 2000. Therefore, July 4, 2000 is the measurement date. The prices of Vivendi's shares a few days before and a few days after July 4, 2000 are used to value the shares to be issued in the purchase business combination.

     Based on this application, the purchase price of Seagram is as follows:

Seagram shares outstanding as of May 31,
  2000                                                     436,493,537
Contractual exchange ratio                    0.8 Vivendi share to 1.0 Seagram share
Measurement date                                           July 4, 2000
Average closing price 5 days before and 5
  days after the measurement date                            E 91.29
Purchase price of Seagram shares                         E 31,878 million

     The final valuation of Vivendi shares ultimately used to measure the purchase price of Seagram shares may differ based on market fluctuations. The Company does not expect these fluctuations to result in a material difference.

     With respect to the acquisition of Canal+'s non-regulated activities, the number of shares to be issued to effect the acquisition are not based on a formula, and are not subject to change. Therefore the measurement date for this transaction is June 20, 2000, the date that the terms of the acquisition were agreed to and announced. The value of the equity securities to be issued by the Company is then determined based on the market price of Vivendi shares over a reasonable time before and after the announcement of the transaction.

     Based on this application, the purchase price of Canal+'s non-regulated activities is as follows:

Canal+ shares to be acquired                                65,281,604
Contractual exchange ratio                    2.0 Vivendi shares to 1.0 Canal+ share
Measurement date                                          June 20, 2000
Average closing price 5 days before and 5
  days after the measurement date                            E 94.88
Purchase price of Canal+ shares                          E 12,388 million

4) PRELIMINARY PURCHASE PRICE ALLOCATION

     Due to the fact that the Seagram transactions have been negotiated in June 2000 and on limits on access to information prior to consummation of the transactions, a detailed purchase price allocation is in process but has not been completed. However, on the basis of the review that Vivendi conducted as part of the acquisition process, management believes that the preliminary allocation used for our proforma financial information is a reasonable estimate of the allocation.

     With the exception of the Spirits and Wine segment, all of the Seagram operating units with significant identified and unidentified intangible assets (i.e. the Music and Film Segments) have been acquired through recent purchase business combinations. In connection with each of the purchase business combinations, a detailed purchase price allocation was performed by Seagram in accordance

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with APB 16. Due to the relatively short time period between these acquisitions and the Seagram transaction, and based upon our initial due diligence, it is the opinion of the Company that the book values of these assets and liabilities are a reasonable approximation of fair value.

     The Music Segment was acquired in the acquisition of PolyGram in December of 1998 and, to a much lesser extent, similar assets acquired in the 1995 acquisition of MCA Universal. The purchase price study relating to the PolyGram purchase was completed the quarter ended December 31, 1999 and resulted in a final allocation to intangibles assets of $2.8 billion and to goodwill of $9.6 billion.

     The Film Segment was for the most part acquired in the acquisition of MCA Universal in 1995 and to a much lesser extent in the acquisition of PolyGram. The purchase price study relating to the MCA Universal purchase was completed the year ended June 30, 1996 and resulted in a final allocation to intangibles assets of $0.8 billion and to goodwill of $2.6 billion.

     The Spirits and Wine segment is reflected as a business to be sold. A portion of Seagram's purchase price is therefore allocated to the business to be sold. As disclosed in page 215 above, for the purpose of the unaudited pro forma financial statements, this allocated amount has been determined as the average value of expected selling price range. The tax effect of the disposal is not reflected in the pro forma.

     Based on information currently available, Vivendi has performed a preliminary allocation of the estimated purchase price of Seagram as follows:

Calculation of estimated purchase price at December 31, 1999 (in millions)

Estimated market value of common stock issued to effect
  transaction                                                 E 31,878

Allocation of the Seagram purchase price (in millions of Euros):

Assets:
Tangible assets.............................................   14,866
Historical goodwill.........................................   11,319
Historical other intangible assets..........................    4,082
Estimated fair value of Spirits & Wine segment..............    9,453
New goodwill................................................   13,043
Liabilities:
Seagram's historical liabilities and minority interest......  (20,885)
Total purchase price (at December 31, 1999 exchange
  rates)....................................................   31,878
                                                              =======

     The final allocation of the purchase price will be determined after the completion of the transaction and will be based on a comprehensive final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed from Seagram at the time of the transaction, as well as a final determination of the purchase price.

     Vivendi acquired 15% of the shares of Canal+ in September 1999, increasing its ownership interest from 34% to 49%, which allowed the Company to consolidate Canal+ under French GAAP. Vivendi accounted for this increase in investment as a step acquisition. Accordingly, Vivendi evaluated the fair value of the identifiable assets acquired and liabilities assumed at that time. The excess of the purchase price for the additional 15% of Canal+ shares over the fair value of the

                                    VIVENDI

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

corresponding percentage of net assets acquired was recorded as goodwill and is amortized over 40 years.

     Vivendi has not yet completed its review of the fair values of the Canal+ identifiable assets in connection with its acquisition of the remaining 51% ownership of the deregulated activities. Based on the review performed in connection with the September 1999 transaction, it is the opinion of Vivendi that the book values of these assets and liabilities are a reasonable approximation of fair value. Therefore, management believes that the preliminary allocation used for our pro forma financial information is a reasonable estimate of the allocation. However, Vivendi does intend to perform another detailed review of the fair values of the Canal+ identifiable assets and liabilities, and the final allocation of the purchase price could differ from that presented in our pro forma financial statements.

     Allocation of the purchase price of Canal+ deregulated activities (in millions of Euros):

New goodwill................................................  11,129
Book value of net assets acquired...........................   1,259
Total purchase price........................................  12,388
                                                              ======

5) PRO FORMA INCOME FROM CONTINUING OPERATIONS PER SHARE

     The pro forma basic and diluted income from continuing operations per share is based on the weighted average number of common and dilutive equivalent shares outstanding of Vivendi and for pro forma basic and diluted earnings per share, the average shares include the 349,194,830 Vivendi Universal American Depositary Shares expected to be issued to holders of Seagram common stock in the transaction using the exchange ratio of 0.8 for the acquisition of Seagram shares, and the 130,563,208 Sofiee ordinary shares expected to be issued to holders of Canal+ common stock using the exchange ratio of 2:1 for the acquisition of the outstanding Canal+ shares. The computation of pro forma basic and diluted income from continuing operations per share for the year ended December 31, 1999 is as follows (in millions of Euros, except for per share amounts):

Pro forma consolidated loss from continuing operations......      (852)
Weighted average number of shares:
  Outstanding basic.........................................     991.1
  Outstanding -- diluted....................................   1,005.0
Pro forma income from continuing operations per share:
  Basic.....................................................  E  (0.86)
  Diluted...................................................  E  (0.85)

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 8, 2000

                                          VIVENDI

                                          By: /s/ JEAN-MARIE MESSIER
                                            ------------------------------------
                                              Name: Jean-Marie Messier
                                              Title: Chairman and Chief
                                              Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT                                                                 SEQUENTIALLY
NUMBER                            DESCRIPTION                           NUMBERED PAGE
-------                           -----------                           -------------
 1        Vivendi Restated Corporate Statuts (English translation).
 3.1      Prospectus of Vivendi Environnement, dated April 14, 1999, for Euro 2,600,000,016 Bonds Convertible and/or exchangeable into new or existing shares of Vivendi or, if it is listed,
          Vivendi Environnement, guaranteed by Vivendi.
 3.2      Multi-Access Portal Joint Venture Agreement Between Vodafone
          AirTouch Plc, Vodafone European Portal Ltd., Vivendi S.A.,
          Canal Plus S.A. and Vivendi Net S.A., dated May 16, 2000.
 3.3      Merger Agreement, dated as of June 19, 2000, by and among
          Vivendi S.A., Canal Plus S.A., Sofiee S.A., 3744531 Canada
          Inc. and The Seagram Company Ltd.
 3.4      Form of Plan of Arrangement.
 3.5      Option Agreement, dated as of June 19, 2000, by and between
          Vivendi S.A. and The Seagram Company Ltd.
 3.6      Shareholder Voting Agreement, dated as of June 19, 2000, by and among Vivendi S.A. and certain shareholders of The
          Seagram Company Ltd.
 3.7      Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiee S.A. and certain
          shareholders of The Seagram Company Ltd.
 5        List of Vivendi subsidiaries.
 6        Audited consolidated financial statements of The Seagram
          Company Ltd. for the period ended June 30, 1999.
 7        Unaudited interim consolidated financial statements of The
          Seagram Company Ltd. for the period ended March 31, 2000.
 8        Audited consolidated financial statements of The Seagram
          Company Ltd. for the period ended June 31, 2000.